As filed with the U.S. Securities and Exchange Commission on May 9, 2025.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Omada Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8000	45-2355015
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Sansome Street, Suite 200

San Francisco, California 94111

(888) 987-8337

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sean Duffy

Chief Executive Officer

Omada Health, Inc.

500 Sansome Street, Suite 200

San Francisco, California 94111

(888) 987-8337

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathleen M. Wells Richard Kim Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Nathan Salha Omada Health, Inc. 500 Sansome Street, Suite 200 San Francisco, California 94111 (888) 987-8337	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 900 Middlefield Road Redwood City, California 94063 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. PRELIMINARY PROSPECTUS (Subject to Completion) Issued , 2025 Shares omada Common Stock OMADA HEALTH, INC. is offering shares of its common stock. This is our initial public offering, and no public market exists for our common stock. We anticipate that the initial public offering price will be between $ and $ per share. We have applied to list our common stock on the Nasdaq Global Market under the trading symbol "OMDA". We are an "emerging growth company" as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings. PRICE $ A SHARE Price to Public Underwriting Discounts and Commissions(1) Proceeds to Company Per share $ $ $ Total $ $ $ (1) See the section titled "Underwriters" beginning on page 237 for additional information regarding compensation payable to the underwriters. We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions. Investing in our common stock involves a high degree of risk. See the section titled "Risk Factors" beginning on page 18 to read about factors you should consider before buying shares of our common stock. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The underwriters expect to deliver the shares of common stock to purchasers on , 2025. Morgan Stanley Goldman Sachs & Co. LLC J.P. Morgan , 2025

Our Mission Bend the curve of obesity of prediabetes of hypertension of diabetes of musculoskeletal disease

"When you see the results, like whether youre losing weight or your sugars are keeping level, it feels good, because you know youre doing something right. It has enabled me to be accountable to myself and to implement what Ive learned. Knowing and actually really doing it is two different things. They provide the references and tools that you need to succeed to be a healthier you." Anthony, Omada member, speaking about his experience with Omada Image features actual Omada member. Testimonial is based on the individuals real experience and results. We do not claim these are typical results that members will achieve. Results may vary. This testimonial was gathered as part of user research for ongoing product development. The member was compensated for time spent in providing the feedback, which was written by the member and not Omada.

738B Steps counted 20M+ Benefit-covered individuals 2,000+ Customers 90% Customer retention 1M Members Enrolled Images, including apps, do not reflect real members or information about a specific person unless otherwise stated. All data as of March 31, 2025, except for steps counted, which is as of December 31, 2024, customer retention, which is an average for the year ended December 31, 2024, and benefit-covered individuals, which is estimated as of December 31, 2024. Benefit-covered individuals must also have a clinical need to enroll.

149M Meals tracked 78M Blood glucose readings 902K Meals with kale 9.7M Pounds lost 5.4M "Thank you"s All data from inception to December 31, 2024.

Email introduction to Omada from work
Apply
Receive acceptance notification
Receive welcome kit
Meet the coach via welcome video
PROGRAM START
Start messaging with dedicated coach
Data auto syncs to member's account
Track steps & meals
Join a group of member peers
Start using new connected devices
Complete the first SMART goal
Sign up for first charity walk
Get advice from specialist on readings
Glucose
Day
Week
TODAY
CGM + BGM Readings
198 mg/dL
2:30 PM
Today's Notes
2:30p
198 mg/dL - CGM
2 slices of pepperoni pizza for lunch today. I usually have 3 so...
View all notes
Glucose Levels & Color Code
Add Breakfast
Add Lunch
Add Dinner

A member journey that builds confidence and structure for long-term, sustained behavior change. Email introduction to Omada from work Apply Receive acceptance notification PROGRAM START Receive welcome kit Meet the coach via welcome video Start messaging with dedicated coach Start using new connected devices Join a group of member peers Track steps & meals Complete the first SMART goal Sign up for first charity walk Get advice from specialist on readings Add Breakfast Add Lunch Add Dinner Data auto syncs to members account Glucose Day Week Mo Today CGM + BGM Readings 198 mg/dl 300 250 200 150 100 50 0 12a 3 6 9 12p 3 6 9 12a Todays Notes 2:30 198 mg/dl CGM 2 slices of pepperoni pizza for lunch today. I usually have 3 so View all notes Glucose Levels & Color Code

Our Vision To deliver unrivaled virtual care between doctors visits through a simple, elegant, and seamless experience for both members and buyers. Improve hemoglobin A1C levels Primary care provider ("PCP") check-up Stop 2 medications after PCP approves Care team & member celebrate progress

PROSPECTUS

As used in this prospectus, unless the context otherwise requires, references to “Omada,” “Omada Health,” the “company,” “we,” “us,” and “our” refer to Omada Health, Inc. and, where appropriate, its subsidiary and consolidated professional corporation, taken as a whole.

“Omada Health,” “Omada,” the Omada logos, and other trade names, trademarks, or service marks of Omada appearing in this prospectus are the property of Omada. Other trade names, trademarks, or service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, financial condition, and results of operations may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See the section titled “Underwriters.”

THROUGH AND INCLUDING     , 2025 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL, OR TRADE SHARES OF OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

GLOSSARY

In this prospectus, we use a number of healthcare industry terms, as well as other terms that are relevant to the delivery of our virtual care programs, as defined below unless otherwise noted or indicated by the context:

“A1C” or “hemoglobin A1C” means a measure of an individual’s blood glucose levels over the past three months.

“ACC” means the American College of Cardiology, a nonprofit medical society that, among other things, provides self-monitoring blood pressure guidelines.

“ADA” means the American Diabetes Association, a nonprofit organization that promotes efforts to prevent and address diabetes that has endorsed DSMES.

“ADCES” means the Association of Diabetes Care and Education Specialists, a professional membership organization dedicated to advancing the quality of diabetes care and education that has awarded accreditation to Omada for Diabetes.

“Affiliated professional entities” means the professional corporations or similar entities that directly engage certain healthcare professionals, including licensed physical therapists, and that enter into agreements (or may enter into agreements in the future) with us for the delivery of certain aspects of our care. External partners that provide only complementary healthcare services and not aspects of Omada’s care, such as third-party entities that may in their own professional discretion issue members prescriptions for CGMs or referrals to physical therapy, are not our affiliated professional entities.

“AHA” means the American Heart Association, a nonprofit organization that, among other things, provides self-monitoring blood pressure guidelines.

“ASO services” means administrative services, such as electronic claims processing or other payment processing, typically provided by a health plan or similar entity to its self-insured end customers.

“Behavioral health specialist” means the licensed clinical social workers that provide consultation to our other Care Team members on general behavioral health practices on an as-needed basis.

“Cardiometabolic conditions” means conditions that affect or can affect an individual’s cardiovascular system (heart and circulation or blood vessels) and metabolic health, including diabetes, prediabetes, hypertension, and weight-management issues.

“Cardiometabolic programs” means our programs designed to support members living with or at risk for cardiometabolic conditions and comprise Omada for Prevention & Weight Health, Omada for Diabetes, Omada for Hypertension, and the combined Omada for Diabetes and Hypertension program.

“Care Teams” means the health coaches, relevant specialists, and licensed physical therapists that deliver healthcare for members in our programs.

“Care Team Platform” means our own, proprietary electronic health records system that enables our Care Teams to deliver human-led care.

“CDC” means the Centers for Disease Control and Prevention, the national public health agency of the U.S.

“Channel partner” means a partner that resells our programs to its own end customers that are financially responsible for costs of our programs. Our channel partners include health plans when those health plans make our programs available to their self-insured customers that are financially responsible for costs of our programs and only receive ASO services from the health plan. Health plans may also operate as our paying customers, and

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not as channel partners, when those health plans include our programs as covered benefits for fully insured populations, where the health plan is financially responsible for costs of our programs. Our channel partners also include PBMs and certain wellness platforms that provide wellbeing or benefit-navigation services.

“Commercial health insurance” means employer-sponsored health insurance, including both self-funded plans administered by health plans and populations that are fully insured by health plans, but excludes individuals covered only by government programs, such as Medicare Advantage, or through PBMs and health systems, where those individuals are not also covered by the commercial health insurance described above.

“CGMs” or “continuous glucose monitors” means a third-party connected device and type of glucose meter that a member wears to continuously measure blood sugar levels, which provides real-time data to the member and our Care Teams.

“Connected devices” means connected (typically cellularly), third-party devices that we provide to members in our cardiometabolic programs when clinically appropriate to quantitatively measure progress, surface real-time member data to our platform, and inform delivery of care. Depending on the program, these devices can include scales, blood pressure monitors, blood glucose monitors, and CGMs.

“Covered lives” means individuals covered for participation in one or more of our programs by one or more of our paying customers.

“Customer” means an entity that is financially responsible for costs of our programs for a population of covered lives, either by contracting with us directly or by arranging access through a channel partner. Our customers include employers that cover our programs for their employees and their dependents, health systems that cover our programs for patients, and any other entity that is financially responsible for costs of our programs for a population of covered lives, such as cities, counties, or states that cover costs of our programs for residents. Our customers also include health plans that include our programs as covered benefits for fully insured populations, where the health plan is financially responsible for costs of our programs. Health plans may also operate as channel partners, and not customers, when those health plans make our programs available to their self-insured customers that are financially responsible for costs of our programs and only receive ASO services from the health plan.

“Diabetes Prevention Recognition Program” means a program established by the CDC to recognize organizations that have demonstrated their ability to effectively deliver an evidence-based diabetes prevention program in accordance with CDC requirements.

“Diabetes Specialist” means the cardiometabolic specialists that provide additional clinical data interpretation support to members in Omada for Diabetes.

“DSMES” means Diabetes Self-Management Education & Support, endorsed by the ADA, and refers to a program designed to help people living with diabetes gain the knowledge and skills to make behavior changes and better control their diabetes and related conditions.

“Fully insured” means, with respect to fully insured entities or lines of business, populations for which a health plan is financially responsible for costs of our programs, including the shortfall or excess between any premiums collected to fund health benefits and payments made to healthcare providers such as Omada, as distinguished from populations for which the health plan provides ASO services only, where the health plan’s end customers are financially responsible for costs of our programs.

“GLP-1s” or “glucagon-like peptide-1 agonists” means a class of drugs used to treat certain cardiometabolic conditions, such as diabetes and obesity.

“Health coach” means the coaches that provide one-on-one education and support directly to members in our cardiometabolic programs.

“Health plan” means a health insurance company that either provides health benefits coverage for fully insured populations or provides ASO services to self-insured entities such as large employers that arrange for health benefits coverage to individuals. For purposes of this prospectus, “health plan” does not include a self-insured plan maintained by an employer or other entity under the Employee Retirement Income Security Act, and we refer to employers that arrange for coverage through those plans simply as employers.

“Health system” means organizations of people and institutions that deliver healthcare services, such as hospitals and other large practices, and includes the subset of health systems that assume the cost of care for their patients.

“Hypertension specialist” means the cardiometabolic specialists that provide additional clinical data interpretation support to members in Omada for Hypertension.

“Licensed clinical social worker” means the behavioral health specialists that provide consultation to our other Care Team members on general behavioral health practices on an as-needed basis.

“Licensed physical therapist” means the healthcare professionals engaged by our affiliated professional entities that provide direct clinical care to members in Omada for MSK and also provide consultation to coaches in our cardiometabolic programs on general MSK practices on an as-needed basis.

“Medicare Advantage” means a type of health benefits coverage offered by a health plan that contracts with Medicare as an alternative to traditional Medicare covered directly by the federal government.

“Member” means an individual that enrolls in one or more of our programs.

“Member cost sharing” means portions of healthcare costs paid for by the individual in connection with health insurance covers, such as copayments, co-insurance, or deductibles.

“MSK” means musculoskeletal and refers to conditions relevant to our physical therapy program, Omada for MSK.

“NCQA” means the National Committee for Quality Assurance, a non-profit accrediting organization that has awarded accreditation under its population health program to Omada for Diabetes and the combined Omada for Diabetes and Hypertension program.

“Outcomes” or “clinical outcomes” means the clinical results of members in our programs, such as changes in weight, blood pressure, blood glucose, A1C, MSK pain, physical function, or other clinical measures.

“Outreach campaigns” means initiatives, such as informational email or traditional mail campaigns or workplace promotions, designed to inform eligible members of their ability to join Omada programs.

“PBM” or “pharmacy benefit manager” means an entity that manages prescription drug coverage and certain related offerings, such as our programs, and provides related administrative services. We work with PBMs as channel partners.

“PPTG” means Physera Physical Therapy Group, PC, our affiliated professional entity that directly engages the licensed physical therapists that deliver care in Omada for MSK.

“Self-insured entities” means entities other than health plans, such as large employers, that arrange for health benefit coverage for individuals and are financially responsible for costs of our programs, including the shortfall or excess between any premiums collected to fund health benefits and payments made to healthcare providers such as Omada.

“URAC” means the Utilization Review Accreditation Commission, a non-profit accrediting organization that has awarded its Telehealth accreditation to Omada for MSK.

An introduction from our co-founder and CEO, Sean Duffy.

When Adrian James, Andrew DiMichele, and I founded Omada Health in 2011, we knew we had to start by listening. Before we wrote a single line of code, we visited the homes of many people like Yvette, a 29-year-old woman in suburban Atlanta struggling with obesity and prediabetes. We wanted to know what help people like her were getting to manage their conditions between doctor's visits. The answer, most of the time, was: not much. As Yvette recounted, "I went in with a headache, and my doctor told me, you're prediabetic. You need to lose weight, you need to exercise. And I was just looking at him like, really? This was only about a month ago. So I haven't wrapped my mind around it. I haven't taken any steps to do anything about it." 1 Many people told us that they had left their doctors' offices with little more than a pamphlet on healthy eating and some general encouragement to shed a few pounds. Beyond that, they were on their own. The more than 156 million Americans living with chronic conditions, many with little or no proactive support, are the human voices of an epidemiological crisis that we believe the American health care system is structurally unable to handle. Diabetes and cardiovascular disease alone cause or contribute up to 20% of U.S. deaths.2,3 These diseases are responsible for $526 billion in U.S. healthcare spend per year, roughly 12% of total U.S. health care expenditures.4,5 This problem is only getting worse. 1 Testimonial is based on the individual's real experience and was gathered as part of user research for initial product development. The member was not compensated for the testimonial or for time spent in providing the feedback, which was written by the member and not Omada. 2 Centers for Disease Control and Prevention, High Blood Pressure Facts, last updated May 2024. 3 National Center for Health Statistics, CDC WONDER Database, Multiple Cause of Death Data, 2018-2022. 4 Centers for Disease Control and Prevention, Health Topics - Heart Disease and Heart Attack, last updated August 17, 2021. 5 American Diabetes Association, Parker, ED, Lin, J, Mahoney, T, Ume, N, Yang, G, Gabbay, RA, EISayed, NA, Bannuru, RR, Economic Costs of Diabetes in the U.S. in 2022, Diabetes Care, January 2024. vi

The hard truth is that many of our country's billing, care, regulatory. and cultural models center around "the visit," a notably ineffective mode of providing care for chronic needs. Doctors do their best in the narrow window of a visit to inspire change and improve health, but they are unable to do much for patients between visits-which is where most of life happens. The results we're experiencing are the results we should expect: more illness and higher costs. This does not have to be our destiny. Between-Visit Care We launched Omada Health to be the anti-pamphlet. We're pioneering a new model of care we call "Between-Visit Care," a novel approach to bringing together different types of healthcare professionals, an array of connected devices, and personalized software experiences in order to deliver multi-condition, contextually relevant care to our members between their doctor's visits. This experience starts with our Care Teams, which are composed of skilled professionals like health coaches, certified diabetes care and education specialists, licensed clinical social workers, and licensed physical therapists. These Care Teams get to know Omada members personally, helping them develop detailed, actionable care plans, encouraging and advising them when they struggle, and keeping an eye out for health heading in the wrong direction. We also equip our members with seamlessly connected hardware, such as digital scales, blood pressure cuffs, blood glucose monitors, and continuous glucose monitors. We then tie the experience together with software that leverages data science advances and artificial intelligence and machine learning technology. The user experience is designed to be simple, personalized, and engaging. When we connect with members to gather feedback and bring them to our town hall meetings to inspire us, we often hear that our program feels so different from what they've experienced before. As one member told us: "I've been on every diet invented and heard every pep talk there is. But when I started Omada, it just felt different. On top of total accountability with your weigh-ins (your weight is automatically sent to the app by the scale) the lessons are different. A couple of them truly set in and I'm able to apply daily and it has helped so much! I hit my first goal 2 weeks ahead of schedule! My coach is amazing, I hear from her often and can always reach out to her for advice or help! This program is actually working!!"6 As we built Omada, we recognized that a different care model required a different operating model, including go-to-market strategies, reimbursement structures, and technology platforms, so we designed new ones. We recognized the need to earn the trust of the clinical community. so we began publishing peer-reviewed research and earning accreditations from respected authorities like the National Committee for Quality Assurance ("NCQA'') and the Utilization Review Accreditation Commission ("URAC'). 6 Testimonial is based on the individual's real experience and results. We do not claim these are typical results that members will achieve. Results may vary. This testimonial was gathered as part of user research for ongoing product development. The member was not compensated for the testimonial or for time spent in providing the feedback, which was written by the member and not Omada. vii

We knew we needed to complement primary care-not compete with it-so we invested in building our programs to support our members' existing care, not replace it. We knew we needed to attract the sort of talent that cared deeply about our mission, so we shaped a values-driven culture. And we knew we needed to tend to the health of our financials as well as the health of our members, so we have been thoughtful around our path to becoming a growing and dependable business. We're proud of our success so far. We've enrolled over one million members in Omada's care programs since launch. We now have 29 peer-reviewed publications showing our clinical and economic impact. Roughly one in ten commercially insured adults in the U.S has coverage for an Omada program. We've partnered with more than 2,000 employers, health plans, and pharmacy benefit managers in support of their employees or members with over 90% customer satisfaction7 and three-year average customer retention rate of over 90% as of December 31, 2024. As we have grown, our customers and channel partners have trusted us to serve broader needs. In 2011, we began our journey in prediabetes and obesity. In 2018, we expanded to include diabetes and hypertension. And in 2020, we added musculoskeletal care. Now one in four of our customers work with Omada across multiple care areas. We're also innovating alongside our customers and channel partners on new horizons, such as our GLP-1 Care Track, which aims to support the use of these valuable therapies in a manner that enhances clinical and economic value to both the members who use the therapies and the health plans, employers, and other entities that often pay for them. Bending Disease Curves It has been an honor to lead Omada from a sketch on a white board to enrolling over one million members. And our journey is just beginning. The size of our ambitions must reflect the size of the problem. Our hope is that, one day, tomorrow's epidemiologists will notice a bend in disease curves, wonder what might be happening, and conclude that part of that impact has been Omada. In turn, our mission statement and purpose at Omada is to: Bend the curve To the Omadans both current and former, thank you for your incredible contributions and for bringing our dreams closer to reality each day. I hope you feel very proud. Your past and continued efforts help to create the type of care that should exist for everyone but doesn't-yet. To our prospective shareholders, thank you for learning more about Omada. I invite you to join our journey. In front of us is a unique chance to build a promising and successful business while truly changing lives. We are excited by the opportunity to partner with you, and view our investor relationships as just that - partnerships. Here's to a future where each passing day is a better world for everyone living with chronic conditions. Onward and upward, Sean Duffy Co-Founder & CEO 7 See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding how we calculate this metric. viii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

Our Mission

Omada’s mission is to bend the curve. Our hope is that, one day, tomorrow’s epidemiologists will notice a bend in disease curves, wonder what might be happening, and conclude that part of that impact has been Omada. As part of that mission, we strive to inspire and enable people to make lasting health changes on their own terms. We deliver virtual care between doctor’s visits, providing an engaging, personalized, and integrated experience for our members that is designed to improve their health while delivering value for the employers, health plans, health systems, pharmacy benefit managers (“PBMs”), and other entities that cover the cost of our programs.

Overview

As of 2022, more than 156 million Americans suffered from one or more chronic conditions, such as obesity, prediabetes, diabetes, hypertension, and musculoskeletal (“MSK”) conditions, and approximately 40% of U.S. adults suffered from two or more chronic conditions, based on data published in the Annals of Bioethics & Clinical Applications.

Managing these conditions—and treating the acute problems they can lead to—creates significant costs for employers, health plans, PBMs, and other entities that pay for the cost of care. According to the American Diabetes Association (the “ADA”)’s report “Economic Costs of Diabetes in the U.S. in 2022,” chronic diseases were the leading driver of U.S. medical spend, with diabetes alone accounting for $1 out of every $7 spent. According to research published in Diabetes Care, in 2022, an employee with type 2 diabetes cost on average an additional $7,000 annually due to increased medical costs, absenteeism, and lost productivity. The direct medical cost of people living with diabetes increased by 35% from 2012 to 2022, despite stable diabetes prevalence.

It doesn’t have to be that way.

Many chronic conditions can be managed or prevented at a more reasonable cost. One reason these conditions are often not managed efficiently is that the U.S. healthcare system was built mainly on encounter-based reimbursement models that pay for specific services, primarily as issues arise. Between what can be short and infrequent office visits, patients are often left to manage their condition on their own. Many have a hard time sticking to care plans and health goals—losing weight, eating better, exercising more—and have few resources to turn to for ongoing questions, accountability, and support as they work to change their lifestyle.

Behavior change is hard. Omada was created to make it easier.

Our virtual care programs are rooted in evidence and combine relationship-based, human-led clinical care with purpose-built technology. We call this approach Compassionate Intelligence. We work to develop trust with each member and use technology to help us personalize their experience, enabling us to unlock results at scale.

We sell our programs to customers that cover the cost for covered individuals. Our customers include employers that cover our programs for their employees and their dependents, health systems that cover our programs for patients, and any other entity that is financially responsible for costs of our programs for a population of covered lives. We also work closely with health plans and PBMs that either cover our programs for a portion of their members as our customers or act as channel partners reselling our programs to their own end customers. Our channel partners’ end customers typically consist of employers that cover our programs for their employees and their dependents. In general, our customers cover the cost of our programs for our members, except that members in our physical therapy program may incur copays, coinsurance, or deductibles, depending on plan design, much like in-person physical therapy.

We launched our initial program in diabetes prevention and weight health in 2012, with the goal of showing that a virtual program could achieve the same clinical results as its in-person archetype. Through feedback from our customers, channel partners, members, and the market at large, we then recognized the need to create an integrated, multi-condition care platform to address multiple, commonly comorbid, chronic conditions. Today, we offer cardiometabolic programs for prediabetes, diabetes, and hypertension; a physical therapy program to address MSK conditions; additional support for members taking glucagon-like peptide-1 agonists (“GLP-1”) in our cardiometabolic programs (“GLP-1 Care Tracks”); and behavioral health support across all programs.

Since our founding, our programs have had a meaningful, positive impact. As of March 31, 2025, we had more than 2,000 customers and over 679,000 total members enrolled in one or more programs, and we had supported over one million members since launch. We count a member as enrolled in a program to the extent their participation was billed at least once in the preceding 12 months. We believe our programs serve a clear need for our customers and channel partners as well as our members, which is reinforced by our strong customer satisfaction and member engagement rates. In 2024, our average customer satisfaction rate for the year was over 90% for each of program implementation and customer success. Our customer satisfaction rate is based on survey results from customers that launched a new program during the measured period, and we consider a customer to be satisfied if they rated our program implementation and ongoing customer success, as applicable, at a 5 or higher on a 7-point scale. We believe that our customer satisfaction rates are strong and reflect the value of our services to customers. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on how we calculate our customer satisfaction rate. In 2024, more than 55% of members still engaged with our cardiometabolic programs at least once per month after a year in the program, and over 50% still engaged monthly after two years. We consider members to be still engaged after one year or two years in the program if, during their twelfth or twenty-fourth month of program participation in a cardiometabolic program, they complete at least one interaction with us, such as logging in or interacting with the Omada mobile app, sending messages to Omada Care Team members, or recording metrics such as weight, blood pressure, or blood glucose values. On average, in 2024, members in a cardiometabolic program engaged more than 30 times per month throughout their first year. Based on our experience and feedback from customers, we believe these engagement rates to be positive and to demonstrate the attractiveness of our program to members. We are proud of our progress, and we are just getting started.

We have experienced strong growth since our inception. Revenue increased by 38% from $122.8 million to $169.8 million for the years ended December 31, 2023 and 2024, respectively, and by 57% from $35.1 million to $55.0 million for the three months ended March 31, 2024 and 2025, respectively. We continue to generate revenue from recurring customers, as evidenced by our net dollar retention rate, which for customers who were contracted as of the beginning of the prior period, is calculated as total billings generated in a particular period divided by total billings generated in the prior period and was 110% and 128% for the years ended December 31, 2023 and 2024, respectively. We have a history of net losses, due in part to the significant investments we have made in the design and development of our programs and platform enhancements, and have not yet achieved profitability on an annual basis. We incurred net losses of $67.5 million and $47.1 million for the years ended December 31, 2023 and 2024, respectively, and $19.0 million and $9.4 million for the three months ended March 31, 2024 and 2025, respectively. As of December 31, 2023 and 2024, we had an accumulated deficit of $396.8 million and $444.0 million, respectively. As of March 31, 2024 and 2025, we had an accumulated deficit of $415.8 million and $453.4 million, respectively. During the years ended December 31, 2023 and 2024, our cash used in operating activities was $49.7 million and $34.2 million, respectively. During the three months ended March 31, 2024 and 2025, our cash used in operating activities was $20.6 million and $16.1 million, respectively.

Industry Background and Opportunity

Chronic Condition Prevalence and Cost Continue to Rise Despite Traditional Approaches to Care

Chronic condition prevalence has been rising for more than two decades and continues to rise. A RAND study from 2015 estimated that more than 170 million Americans could be living with one or more chronic conditions by 2030. According to the Centers for Disease Control and Prevention (the “CDC”), in 2023, chronic conditions were responsible for seven of every ten deaths in the U.S. and accounted for 90%, or $3.8 trillion, of annual medical spend in the U.S.

Many Digital Health Solutions Have Fallen Short in Attempts to Address Chronic Conditions

For more than a decade, digital health and virtual care solutions have promised to use technology to deliver greater access, lower costs, and provide a superior patient experience. While some gains have been made, when it comes to improving outcomes for those living with or at risk for chronic conditions, we believe many digital chronic condition management platforms have not meaningfully changed the trajectory.

Our Market Opportunity

People with chronic health conditions are the largest and highest-cost populations in the entire U.S. healthcare system. Our primary target population comprises individuals covered by commercial health insurance, which we define as employer-sponsored health insurance, including both self-funded plans administered by health plans and populations that are fully insured by health plans, but excluding individuals covered only by government programs, such as Medicare Advantage, or through PBMs and health systems, where those individuals are not also covered by the commercial health insurance described above. According to a 2024 report from KFF, this target population covered by commercial health insurance is composed of approximately 154 million individuals. Of this target population, we estimate that, as of December 31, 2024, approximately 18 million individuals had access to one or more Omada programs through these commercial health insurance providers and the remainder either had health insurance coverage through commercial health insurance providers that did not cover Omada programs at all or as part of populations that our current customers did not cover for our programs.

For purposes of illustrating the market opportunity available to us, we assume we could capture the entirety of the target population with prediabetes, diabetes, hypertension, and MSK conditions. The estimates of our market opportunity for individuals with prediabetes, diabetes, hypertension, and MSK conditions rely on data across each condition for the U.S. population as a whole and therefore assume that these conditions do not vary by geography. Because our members are geographically diverse and all reside in the U.S., we believe national data is representative of the target population. If in the future our members are no longer limited to the U.S. or cease to be geographically diverse within the U.S., our calculations would be correspondingly affected. Our estimates for prediabetes, hypertension, and MSK conditions are based on available data that is not age-group specific, although the data used for prediabetes and hypertension is limited to adults. Accordingly, our estimates do not account for how prevalence rates for prediabetes, hypertension, and MSK conditions may vary across age groups. Because our estimates for diabetes are based on available data from the CDC that is age-group specific, the estimates for diabetes utilized different prevalence rates across age groups based on that information. If estimates for the prevalence of U.S. individuals with prediabetes, diabetes, hypertension, or MSK conditions change, including, where used in our estimates, by age group, our calculations would be affected correspondingly.

Based on the target population, the CDC’s estimated prevalence of prediabetes in the U.S. adult population (38%) and of diabetes in the U.S. working population (4.8% for adults aged 18 to 44 and 18.9% for adults aged 45 to 64) from 2017 to 2020, and the current monthly list price of our programs per active member, multiplied by 12, we estimate that the current addressable market size for prediabetes and diabetes is $41.4 billion and $17.3 billion, respectively.

Based on the target population, the CDC’s estimated prevalence of hypertension in the U.S. adult population (48.1%) from 2017 to 2020, and the current monthly list price of our program per active member, multiplied by 12, we estimate that our hypertension program represents a $31.6 billion current addressable market. Note that this estimate excludes those individuals who have hypertension and also have a comorbidity of prediabetes or diabetes.

Based on the target population, the estimated prevalence of MSK conditions in U.S. individuals (38.8%) calculated using 2019 population estimates from the U.S. Census Bureau and a study published in The Lancet Regional Health – Americas examining 2019 global disease data, and the current list price of our program per member for a single episode of care, assuming typical utilization, we estimate that MSK conditions represent a $44.8 billion current addressable market.

Our Solution

Compassion Meets Intelligence

Our virtual, Between-Visit Care model seeks to bring together the best of human care and technology. Our goal is to support people over time, with programs designed to be simple and engaging to use, accessible whenever and wherever people need them, and complementary and connected to the healthcare system at large. Our model is founded on three pillars:

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Care Teams: We believe human relationships and empathy are fundamental drivers of sustainable behavior change. Our Care Teams, composed of health coaches, relevant specialists, and licensed physical therapists, deliver healthcare to our members within the scope of their credentials. Our Care Teams do not include physicians or provide medical physician services. The members of our Care Teams are intended to remain with a member throughout their entire journey with Omada. Our Care Teams offer proactive and tailored support that builds trust with members and can contribute to positive outcomes.

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Technology: Our integrated technology platform is built to support member engagement at scale. We use our platform and data from member enrollment, engagement, and connected third-party devices to amplify the impact of our Care Teams through data-driven personalization, connected experiences, and real-time outcomes monitoring.

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The Omada Insights Lab: As we continue to scale, we invest in continuous innovation across our programs. The Omada Insights Lab is our cross-functional collaboration of clinical, product, design, engineering, and Care Team experts, which leverages the insights delivered by our Care Teams and technology platform to identify opportunities to drive even greater results and efficiencies in our programs and business.

Multi-Condition Care

The U.S. healthcare system has largely been designed to treat acute conditions that have clear windows of treatment and resolution. Chronic conditions, however, often require a variety of healthcare professionals across disciplines and modalities over indefinite periods of time. As our company grew, we observed a demand from our customers and channel partners for us to expand beyond diabetes prevention and weight health and into other conditions, such as the treatment and management of diabetes, hypertension, and MSK conditions. Based on the significant overlap across these chronic conditions, we believed there was an opportunity to better meet members where they were: often suffering from multiple comorbid conditions at once. Our coordinated, multi-condition experience allows us to tailor care plans to members based on their comorbidities, which can be a major advantage in achieving clinical outcomes and a positive member experience. Many of our customers and channel partners also appreciate having a single partner for chronic condition care because it can simplify contracting, account management, implementation, and member outreach.

Grounded in Evidence Since Day One

In order to realize the full potential of our model, we sought to earn the trust of the existing healthcare ecosystem. Since our founding, we have worked to build bridges between the virtual and traditional (largely in-person) care communities through our commitment to delivering evidence-based care, publishing our outcomes, and earning accreditations and credentials.

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We Start with Science: The foundation of each of our programs is an evidence-based intervention that exists in the in-person care setting, such as the CDC’s Diabetes Prevention Program. We have taken—in collaboration with groups such as the CDC or ADA—the foundational designs of these programs and built upon them to create technology-enabled solutions able to reach patients at scale.

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We Deliver Outcomes: We have demonstrated clinical outcomes and economic value across our multi-condition platform, including 29 published, peer-reviewed studies as of December 31, 2024. These quantified results and data allow us to improve our programs and serve as a key differentiator in both product development and sales and marketing efforts.

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We are Validated by Experts: We believe virtual care should be subject to many of the same quality control expectations as traditional in-person care. We have been at the forefront of seeking and achieving accreditations for our quality of care, which is exemplified by the fact that we have received recognition or accreditation by an independent third-party organization in the healthcare industry relevant to three out of four of our standalone programs. We have received full recognition from the CDC’s Diabetes Prevention Recognition Program for certain deployments of our Omada for Prevention & Weight Health program, meaning that these deployments have met the rigorous standards for quality and the outcomes requirements set forth by the CDC for a diabetes prevention program. We have also received accreditations from the Association of Diabetes Care and Education Specialists for our Diabetes program, the National Committee for Quality Assurance for our type 2 Diabetes and combined Diabetes and Hypertension programs, and the Utilization Review Accreditation Commission for our MSK program.

Scaled, Diversified Go-to-Market Model

As of March 31, 2025, we had more than 2,000 customers and over 679,000 total members enrolled in one or more programs, and we had served over one million members since launch. We believe that the breadth of our success is based in part on our diverse, customer-centric go-to-market strategy and our multi-condition approach. Our customers and channel partners are increasingly looking for solutions that effectively serve their members at scale and can be easily integrated within their existing benefits ecosystems. Representative customers include Costco, Intermountain Health, Honda, Louisiana Office of Group Benefits, and the State of Alaska. Our channel partner strategy also includes health plans, such as Cigna Healthcare, and two of the largest PBMs in the U.S., including Express Scripts by Evernorth.

Competitive Advantage

Our human-led, technology-enabled care approach—Compassionate Intelligence—and our ability to offer multi-condition, contextually relevant care, are core to our success with members—the foundation of our competitive advantage. We believe our multi-condition platform and our differentiated experience for members also resonate with customers and channel partners as a significant advantage. In addition, we believe our commitment to high clinical standards, our customer-centric experience, and the sophistication of our compliance and security programs have attracted customers and channel partners over the years.

Compassionate Intelligence: Why Members Love Omada

Our Compassionate Intelligence care is designed to resonate with members. We intentionally constructed our technology platform to help facilitate a trusted relationship between our members and their Care Teams. This ongoing, consistent, human relationship can create a sense of connection as members and Care Teams get to know each other over time. Members appreciate the ability to reach out with questions, to be held accountable, and to have dedicated support at their fingertips.

Multi-Condition Platform: The Anti-Point Solution

According to data published in the Annals of Bioethics & Clinical Applications, in 2022, approximately 40% of adults in the U.S. were living with two or more chronic conditions, which can leave many individuals to struggle with a healthcare system that treats each one of their issues separately. The CDC reported in 2023 that people with diabetes were more than twice as likely to experience depression; a 2019 study published in the Journal of Back and Musculoskeletal Rehabilitation found that 58% of people with diabetes also experienced an MSK condition; and a 2021 study published in Endotext found that approximately 74% of adults with diabetes also had hypertension. We have carefully selected the conditions that we treat in an effort to address significant areas of comorbidity in an integrated member experience with one provider. We are able to deliver care to members diagnosed with prediabetes, obesity, type 1 or type 2 diabetes, and hypertension; members taking GLP-1 therapy; and members who suffer from MSK conditions. Additionally, all members may receive additional support for behavioral health challenges from anxiety or stress to depression to promote overall wellbeing and support their physical and mental health.

Commitment to Outcomes

We consider our commitment to outcomes a core competitive advantage in selling to our customers and channel partners. Each Omada program is based on clinical guidelines that inform an evidence-based approach. Our programs are designed to reflect clinical best practices, tracked against validated industry metrics, and embraced by important industry stakeholders. In holding ourselves to many of the same quality standards as other healthcare providers, we strive to be a trusted member of the healthcare ecosystem at large, valued by our customers and channel partners alike. Through our 29 published, peer-reviewed studies as of December 31, 2024, we have established and validated the health impact of our programs and their value for customers and channel partners.

Flexible, Customer-Centric Experience

Our diversified go-to-market strategy and connectivity with employers, health plans, and PBMs have created a channel-agnostic and flexible sales approach. As the number of point solutions increases, employers are streamlining benefit strategies through their health plans and PBMs in addition to contracting directly with digital health companies. Our relationships with health plans, PBMs, and other channel partners give employers the flexibility to contract with us in the way they prefer.

Trusted to Deliver at Scale

Our customers and channel partners are sophisticated, and when partnering with new digital solutions, they thoughtfully evaluate potential risks and seek lasting partnerships. We believe that we have established ourselves as a trusted partner with a strong track record for both longevity and security. We have scaled to more than 2,000 customers as of March 31, 2025, and have served more than one million members since launch. As a healthcare provider and covered entity under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (collectively, “HIPAA”), we value the trust of our customers, channel partners, and members. We have implemented safeguards designed to protect member privacy and to maintain high levels of data security and member safety.

Growth Opportunities

We have several immediate and long-term growth opportunities that carry with them the potential to reach millions of new members and deliver greater impact at scale.

Expand Our Channel Partnerships and Grow Our Customer Base

We had more than 2,000 customers as of March 31, 2025, and we believe there is still a significant opportunity for us to grow our number of covered lives through existing channels. We also see opportunity with new channels and in lines of business where we have yet to place significant focus, such as Medicare Advantage and fully insured lines of business, and we believe there is potential for growth in our more nascent channels including health systems and government programs. Additionally, while Omada does not develop or prescribe GLP-1 therapies, we expect the attention and focus that GLP-1s bring to our industry, along with the launch of our GLP-1 Care Tracks to support individuals who take GLP-1 therapy, will help accelerate our growth.

Sell Multiple Programs Into Existing Customer Base

We have seen significant uptake of our multi-condition offering, both from existing customers and channel partners who initially entered into contracts for one program but later added others and from new customers and channel partners who enter into contracts for multi-condition solutions from day one. We believe there is still opportunity to continue multi-condition expansion. As of December 31, 2024, approximately 31% of our customers offered more than one Omada program, which leaves a sizable opportunity to sell additional programs.

Increase Member Enrollment

As of December 31, 2024, we estimate that 20 million individuals had benefits coverage for one or more Omada programs through their employers, health plans, PBMs, health systems, or other customers, where they have a clinical need. Having served over one million members since launch, there is still significant opportunity to enroll more members, and future efforts in a number of areas could increase enrollment rates. We are focused on achieving higher enrollment rates by helping more customers and channel partners adopt our outreach best practices, including enabling Omada-led outreach campaigns, implementing strategies to reach individuals with known risk, and evaluating new enrollment strategies and channels. We also have a strong outreach optimization engine, and we continuously work to iterate and improve our tactics to drive higher enrollment rates. As the general state of artificial intelligence and machine learning technology continues to evolve, we plan to evaluate new ways in which these technologies could further optimize our outreach strategies.

Enhance Member Engagement Within Existing Customer Base

Given the engagement-based pricing models that we offer for cardiometabolic programs, increased member engagement can drive significant growth going forward. In 2024, more than 55% of members still engaged with our cardiometabolic programs at least once per month after a year in the program. Our data, Care Teams, and technology power our ability to drive increased engagement, through frequent touchpoints, reminders, and progress tracking tools.

Future Innovation Horizons

We have a demonstrated history of launching new offerings (Omada for Diabetes and Omada for Hypertension in 2018) on our current infrastructure and new Care Tracks within existing products (GLP-1 Care Tracks). We also successfully added MSK care to our program offerings through an acquisition in 2020. Though our focus remains on continued progress in our current care areas, we will continue to monitor the needs of our customers and channel partners, and we believe we are well positioned to respond to their requirements organically or, where appropriate, to add new capabilities through partnerships and potential acquisitions.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially and adversely affected.

•	We have a history of net losses, and we may not achieve or maintain profitability in the future.

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The failure of our programs to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition, results of operations, and prospects to be materially and adversely affected.

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The market for our programs is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the U.S. is undergoing significant structural change, which makes it difficult to forecast demand for our programs.

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We operate in a very competitive industry, and if we fail to compete successfully against our existing or potential competitors, some of whom may have greater resources than us, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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Competitive solutions or other technological breakthroughs for the monitoring, treatment, or prevention of chronic conditions or technological developments may adversely affect demand for our programs.

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The growth of our business relies, in part, on the growth and success of our customers and channel partners such as health plans, PBMs, and other resellers, and revenue from member enrollment, which are difficult to predict and are affected by factors outside of our control.

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If the number of individuals covered by employers, health plans, PBMs, health systems, government entities, or other existing or potential customers decreases, or the number of programs they cover decreases, our member enrollment may decline, and our revenue will likely decrease, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

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Our revenue depends on member engagement in our programs and the clinical outcomes and cost savings of our offerings, and our failure to achieve and maintain meaningful member engagement, clinical outcomes, and/or cost savings could materially and adversely affect our business, financial condition, results of operations, and prospects.

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We incur significant upfront costs in establishing and expanding our relationships with employers, health plans, PBMs, health systems, government entities, and other existing or potential customers and channel partners, and if we are unable to maintain and grow these relationships over time, we are likely to fail to recover these costs, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

•	A substantial portion of our sales comes from or through a limited number of customers and channel partners that operate as resellers.

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If we are unable to attract new customers and channel partners and increase member enrollment from new and existing customers and channel partners, our revenue growth could be slower than we expect, and our business may be adversely affected.

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We will need to increase the size of our organization, including our Care Teams, and we may experience difficulties in managing growth and attracting talent. A deterioration in our relationships with our employees and other service providers could have an adverse impact on our business.

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We depend on a limited number of third-party suppliers for certain devices and other supplies that we deliver to members in connection with our programs, for cellular device connectivity, and for certain complementary healthcare services provided by external partners, such as prescriptions or physician referrals, and the loss of any of these suppliers or partners, or their inability to support our required volume, could materially and adversely affect our business, financial condition, results of operations, and prospects.

•	We experience seasonality in our business, which may cause fluctuations in our financial results.

•	If we fail to develop widespread brand awareness cost-effectively or are subject to widespread negative media coverage, our business may suffer.

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If we are not able to develop and release new programs and services or to develop and release successful enhancements to, new features for, and modifications to our existing programs, services, and platform, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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Our information technology (“IT”) systems and those of our affiliated professional entities, or those used by our third-party service providers, vendors, business partners, or other contractors or consultants, may fail or suffer cybersecurity incidents, data breaches, and other disruptions, which could result in a material disruption of our systems or programs, compromise confidential information related to our business or of our customers or channel partners, including protected health information (“PHI”) and other sensitive or personal information of employees, covered individuals, and members, or prevent us from accessing critical information, potentially exposing us to liability or otherwise materially and adversely affecting our business, financial condition, results of operations, and prospects.

•	Our business depends upon the interoperability of our programs and related connected devices across a number of devices, operating systems, and third-party applications that we do not control.

•	We operate in a highly regulated industry and changes in regulations or the implementation of existing regulations could affect our operations.

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Our use and disclosure of personal information, including health information, is subject to federal and state privacy and security laws and regulations, and our or our affiliated professional entities’ actual or perceived failure to comply with such laws and regulations or to adequately secure the personal information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our business, financial condition, results of operations, and prospects.

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If we or our affiliated professional entities fail to comply with federal and state healthcare regulatory laws, we could be subject to penalties, including, but not limited to, administrative, civil and criminal penalties, damages, fines, disgorgement, exclusion from participation in governmental healthcare programs, and the curtailment of our operations, any of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

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The U.S. Food and Drug Administration (the “FDA”) may modify its enforcement policies with respect to medical software products, and our software applications may become subject to extensive regulatory requirements, which may increase the cost of conducting, or otherwise harm, our business.

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We are dependent on our relationships with affiliated professional entities, which we do not own, to provide physical therapy services, and our business would be adversely affected if those relationships were disrupted or if our arrangements with such affiliated professional entities or our customers or channel partners are found to violate state laws prohibiting the corporate practice of physical therapy or fee splitting.

•	Legislative or regulatory healthcare reforms or reductions in government spending may make it more difficult and costly to produce, market, and distribute our programs or to do so profitably.

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We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our results of operations or financial condition, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on April 25, 2011. Our principal executive offices are located at 500 Sansome Street, Suite 200, San Francisco, California 94111, and our telephone number is (888) 987-8337. Our corporate website address is www.omadahealth.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it is a part. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

As an emerging growth company, we have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular:

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we will present in this prospectus only two years of audited consolidated financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

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we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we will provide less extensive disclosure about our executive compensation arrangements; and

•	we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $   million (or approximately $   million if the underwriters exercise in full their option to purchase up to   additional shares of common stock), based on an assumed initial public offering price of $  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the proceeds to repay outstanding borrowings under the MidCap Credit Agreement and/or to acquire complementary businesses, products, services, or technologies. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.

We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Risk factors

You should read the section titled “Risk Factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq Global Market trading symbol	“OMDA”

The number of shares of our common stock to be outstanding after this offering is based on     shares of our common stock outstanding as of March 31, 2025 and reflects the Preferred Stock Conversion and the Series D Warrant Exercise described below.

The number of shares of our common stock to be outstanding after this offering does not include:

•	248,625 shares of our common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock and warrants to purchase Series B redeemable convertible preferred stock, all of which will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of March 31, 2025, with a weighted-average exercise price of $1.13 per share;

•	36,750,483 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2025, with a weighted-average exercise price of $2.44 per share; and

•	18,500,318 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

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15,136,624 shares of our common stock to be reserved for future issuance under our 2025 Incentive Award Plan (the “2025 Plan”), which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, from which we will grant restricted stock units (“RSUs”) covering approximately     shares of common stock concurrently with this offering (based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus), as well as any future increases in the number of shares of common stock reserved for issuance under the 2025 Plan; and

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3,363,694 shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	the adoption, filing, and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

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the conversion of all the outstanding shares of our Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E redeemable convertible preferred stock into an aggregate of 118,218,801 shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering (the “Preferred Stock Conversion”);

•

the automatic cashless exercise of outstanding warrants to acquire shares of our Series D redeemable convertible preferred stock as of    , 2025 and the conversion of the     shares issued upon such exercise, assuming an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, into an equivalent number of shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering (the “Series D Warrant Exercise”);

•	a -for- reverse stock split of our common stock effected on , 2025;

•	no exercise of outstanding warrants or options subsequent to December 31, 2024, except in connection with the Series D Warrant Exercise; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The following summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2023 and 2024 and consolidated balance sheet data as of December 31, 2024, except for pro forma and pro forma as adjusted amounts, have been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The following summary condensed consolidated statements of operations and comprehensive loss data for the three months ended March 31, 2024 and 2025, and the condensed consolidated balance sheet data as of March 31, 2025, except for pro forma and pro forma as adjusted amounts, have been derived from our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. Our audited consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that they consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and results for the three months ended March 31, 2025 are not necessarily indicative of results to be expected for the year ended December 31, 2025. You should read the following summary consolidated financial data together with our audited consolidated financial statements and unaudited condensed consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Consolidated Statements of Operations and Comprehensive Loss Data	(in thousands, except per-share amounts)
Revenue
Services	$114,531	$157,789	$31,904	$49,496
Hardware	8,253	12,011	3,191	5,467

Total revenue	122,784	169,800	35,095	54,963

Cost of revenue
Services	36,735	42,520	10,296	12,744
Hardware	16,078	24,403	7,451	10,319

Total cost of revenue	52,813	66,923	17,747	23,063

Gross profit	69,971	102,877	17,348	31,900

Operating expenses
Research and development	33,738	35,923	8,896	8,806
Sales and marketing	66,249	68,053	17,196	20,170
General and administrative	35,981	42,555	9,249	11,320

Total operating expenses	135,968	146,531	35,341	40,296

Operating loss	(65,997)	(43,654)	(17,993)	(8,396)
Other expense, net
Interest expense	4,705	4,506	1,130	1,074
Interest income	(5,775)	(805)	(529)	(542)
Change in fair value of warrant liabilities	1,048	(218)	375	520
Loss on extinguishment of debt	1,536	—	—	—

Total other expense, net	1,514	3,483	976	1,052

Loss before provision for income taxes	(67,511)	(47,137)	(18,969)	(9,448)

	Year Ended December 31,			Three Months Ended March 31,
	2023	2024		2024	2025
				(unaudited)
Consolidated Statements of Operations and Comprehensive Loss Data	(in thousands, except per-share amounts)
Provision for income taxes	$—		$—	$—		$—

Net loss and comprehensive loss	(67,511)		(47,137)	(18,969)		(9,448)

Net loss per share—basic and diluted(1)	$(3.17)		$(2.03)	$(0.84)		$(0.38)

Weighted-average shares outstanding—basic and diluted(1)	21,273		23,164	22,482		24,723

Pro forma net loss per share—basic and diluted(2)		$			$

Pro forma weighted-average shares outstanding—basic and diluted(2)

(1)

See Note 16 to our audited consolidated financial statements and Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

(2)

Pro forma net loss per share, basic and diluted, for the year ended December 31, 2024 and for the three months ended March 31, 2025 is calculated by giving effect to the elimination of the redeemable convertible preferred stock warrant liabilities following conversion of all of our outstanding warrants exercisable for shares of our Series B redeemable convertible preferred stock as of December 31, 2024 and March 31, 2025, respectively, into warrants exercisable for shares of our common stock immediately prior to the completion of this offering, the Preferred Stock Conversion, and the Series D Warrant Exercise, as if the shares resulting from the Preferred Stock Conversion and the Series D Warrant Exercise were outstanding as of the beginning of the period presented. The following table summarizes our pro forma net loss per share for the year ended December 31, 2024 and for the three months ended March 31, 2025:

	Year Ended December 31, 2024	Three Months Ended March 31, 2025
(in thousands, except per-share amounts)
Numerator
Net loss	$	$
Pro forma adjustment related to the elimination of the redeemable convertible preferred stock warrant liabilities
Pro forma net loss
Denominator
Weighted-average shares outstanding—basic and diluted
Pro forma adjustment to reflect the Preferred Stock Conversion
Pro forma adjustment to reflect the Series D Warrant Exercise

Pro forma weighted-average shares outstanding—basic and diluted

Pro forma net loss per share—basic and diluted	$	$

	As of December 31, 2024	As of March 31, 2025
	Actual	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
		(unaudited)
Consolidated Balance Sheet Data	(in thousands)
Cash and cash equivalents	$76,392	$59,397	$	$
Working capital(4)	59,106	53,326
Total assets	150,892	141,182
Long-term debt	29,771	29,868
Warrant liabilities, non-current	2,252	2,772

	As of December 31, 2024	As of March 31, 2025
	Actual	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
		(unaudited)
Consolidated Balance Sheet Data	(in thousands)
Total liabilities	86,261	82,197
Redeemable convertible preferred stock	449,034	449,034
Additional paid-in capital	59,539	63,340
Accumulated deficit	(443,966)	(453,414)
Total stockholders’ deficit	(384,403)	(390,049)

(1)

The pro forma column above reflects (a) the Preferred Stock Conversion, (b) the Series D Warrant Exercise, (c) the conversion of all of our outstanding warrants exercisable for shares of Series B redeemable convertible preferred stock into warrants exercisable for    shares of common stock immediately prior to the completion of this offering and the related reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, and (d) the filing and effectiveness of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column gives effect to (a) the pro forma adjustments set forth in (1) above and (b) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma as adjusted information above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $    per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity (deficit) by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity (deficit) by approximately $    million, assuming the assumed initial public offering price of $    per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

Working capital is defined as current assets less current liabilities. See our audited consolidated financial statements and unaudited condensed consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities as of December 31, 2024 and as of March 31, 2025.

Key Metric

We monitor the following key metric to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

	As of December 31,			As of March 31,
	2022	2023	2024	2024	2025
Total Members	299,000	391,000	572,000	461,000	679,000

For additional information about our key metric, including for information about how we calculate the number of members, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metric.”

Non-GAAP Financial Measures

We use certain financial measures not calculated in accordance with GAAP to supplement the financial information in our audited consolidated financial statements and unaudited condensed consolidated financial statements, which are presented in accordance with GAAP. These non-GAAP financial measures include non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses margin, adjusted EBITDA, and adjusted EBITDA margin. We use these non-GAAP financial measures for financial and operational decision-making and as a means to assist us in evaluating period-to-period comparisons.

We define non-GAAP gross profit as gross profit, excluding share-based compensation expense, amortization of intangible assets, and depreciation and amortization, and non-GAAP gross margin as gross margin, excluding share-based compensation expense, amortization of intangible assets, and depreciation and amortization. We define non-GAAP operating expenses as total operating expenses reported on our consolidated statements of operations, excluding share-based compensation expense, amortization of intangible assets, depreciation and amortization, and loss on disposal of property and equipment, and non-GAAP operating expenses margin as non-GAAP operating expenses divided by GAAP total revenue reported on our consolidated statements of operations. We define adjusted EBITDA as net loss and comprehensive loss reported on our consolidated statements of operations, excluding the impact of interest expense, interest income, change in fair value of warrant liabilities, loss on debt extinguishment, provision for income taxes, share-based compensation expense, amortization of intangible assets, depreciation and amortization, and loss on disposal of property and equipment, and adjusted EBITDA margin as adjusted EBITDA divided by GAAP total revenue reported on our consolidated statements of operations.

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(in thousands, except percentages)
GAAP gross profit	$69,971	$102,877	$17,348	$31,900
Non-GAAP gross profit	$73,825	$107,257	$18,371	$33,118
GAAP gross margin	57.0%	60.6%	49.4%	58.0%
Non-GAAP gross margin	60.1%	63.2%	52.3%	60.3%
GAAP operating expenses	$135,968	$146,531	$35,341	$40,296
Non-GAAP operating expenses	$126,483	$136,686	$32,370	$37,336
GAAP operating expenses margin	110.7%	86.3%	100.7%	73.3%
Non-GAAP operating expenses margin	103.0%	80.5%	92.2%	67.9%
GAAP net loss and comprehensive loss	$(67,511)	$(47,137)	$(18,969)	$(9,448)
Adjusted EBITDA	$(52,658)	$(29,429)	$(13,999)	$(4,218)
GAAP net loss and comprehensive loss margin	(55.0)%	(27.8)%	(54.1)%	(17.2)%
Adjusted EBITDA margin	(42.9)%	(17.3)%	(39.9)%	(7.7)%

The non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP measures used by other companies.

For additional information about these non-GAAP financial measures, including their limitations, and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our audited consolidated financial statements and unaudited condensed consolidated financial statements and, in each case, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, results of operations, and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and prospects.

Risks Relating to Our Business and Industry

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially and adversely affected.

We were organized in 2011 and began offering Omada for Prevention & Weight Health in 2012. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our results of operations have fluctuated in the past, and we expect our future quarterly and annual results of operations to fluctuate as we focus on increasing the demand for our programs. We may need to make business decisions that could adversely affect our results of operations and prospects, such as modifications to our pricing strategy, business structure, or operations.

We have experienced recent rapid growth. This growth has placed significant demands on our management and financial, operational, technological, and other resources, and we expect that any future growth will continue to place significant demands on our management and other resources and will require us to continue developing and improving our financial, operational, and other internal controls. In particular, continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel, providing adequate training and supervision to maintain our high quality standards, and preserving our culture and values. We may not be able to address these challenges in a cost-effective manner, or at all. As we grow, we may also need to invest significant resources to improve and expand our technological systems, including reworking any existing technology and/or documenting existing features, and we may not be able to do so in a cost-effective manner or at all. If we are unable to efficiently update or further improve our technology infrastructure, we may need to hire additional personnel, including Care Team members, to support our programs and any future growth, which could limit our ability to achieve economies of scale. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy requirements from our customers and channel partners, or maintain high-quality offerings, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we may incur net losses in the future. For the years ended December 31, 2023 and 2024, we incurred net losses of $67.5 million and $47.1 million, respectively. As of December 31, 2024, we had an accumulated deficit of $444.0 million. For the three months ended March 31, 2024 and 2025, we incurred net losses of $19.0 million and $9.4 million, respectively. As of March 31, 2025, we had an accumulated deficit of $453.4 million. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to more than offset these anticipated increases in our operating expenses, we may not be able to achieve or maintain profitability, and our business, financial condition, results of operations, and prospects will be harmed. Since inception, we have spent, and intend to continue to spend, significant funds to develop our programs, to develop our customer support resources, to scale our offerings, and to recruit and retain key talent. Some of these investments may not yield the revenue gains we anticipate and reduce our operating margin. If our investments are not successful, and if we are unable to successfully develop, commercialize, and market our programs to customers and channel partners, our ability to increase revenue may be adversely affected. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. If we fail to increase our revenue to exceed the increases in our operating expenses, we will not be able to achieve or maintain profitability in the future.

The failure of our programs to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition, results of operations, and prospects to be materially and adversely affected.

Our current business strategy is highly dependent on our programs achieving and maintaining market acceptance. Market acceptance and adoption of our programs depend on our achieving and maintaining meaningful member engagement, clinical outcomes, and costs savings, and on educating employers, health plans, PBMs, health systems, government entities, and other customers and channel partners as to the distinct features, ease-of-use, and other perceived benefits of our programs as compared to competitive solutions and programs. If we are not successful in demonstrating to existing and potential customers and channel partners the benefits of our programs, or if we are not able to achieve the support of employers, health plans, PBMs, health systems, government entities, and other existing or potential customers or channel partners for our programs, our sales may decline, or we may fail to increase our sales in line with our forecasts.

Achieving and maintaining market acceptance of our programs could be negatively impacted by many factors, including:

•

the failure of our programs to achieve wide acceptance among people living with or at risk for chronic conditions, employers, health plans, PBMs, health systems, government entities, other existing or potential customers and channel partners, and key opinion leaders in the treatment community;

•

lack of evidence or peer-reviewed publication of clinical evidence supporting the efficacy, ease-of-use, cost-savings, safety, or other perceived benefits of our current or future programs or features, or perceived lack of compelling evidence, over competitive offerings or other currently available methodologies;

•

perceived risks associated with the use of our programs or similar solutions or technologies generally, including perceived risks regarding patient confidentiality, data privacy, artificial intelligence (“AI”), and cybersecurity;

•	the introduction of competitive solutions or other advancements in healthcare or drugs and the rate of acceptance of those solutions and advancements as compared to our programs; and

•	results of clinical and financial studies relating to chronic condition programs or similar competitive solutions.

In addition, our programs may be perceived by employers, health plans, PBMs, health systems, government entities, and other existing or potential customers and channel partners or our current or prospective members to be more complicated or less effective than other healthcare approaches. People may be unwilling to change their current health regimens, and existing or potential customers may be unwilling to change their benefits practices.

The market for our programs is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the U.S. is undergoing significant structural change, which makes it difficult to forecast demand for our programs.

The virtual care market is relatively new, unproven, and rapidly evolving, and it is uncertain whether it will achieve and sustain high levels of demand, customer acceptance, and market adoption. The COVID-19 pandemic increased utilization of virtual-first care services, but long-term demand for virtual care is uncertain. Our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands of our customers and channel partners. It is difficult to predict the future growth rate and size of our target market. The forecasts that we use to anticipate expected growth for our business and revenue rely on assumptions and metrics that are difficult to estimate accurately, including but not limited to anticipated enrollment rates, our number of enrolled members, our ability to secure and retain business from new customers and channel partners or to secure additional business from additional customers and channel partners, the anticipated timing of securing that business, member engagement levels in our programs, and member outcomes from our programs, and our assumptions and estimates may not be accurate. In addition, the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Negative publicity concerning our programs or our market as a whole could limit market acceptance of our programs. If our existing or potential customers, channel partners, and members do not perceive the benefits of our programs, or if our programs do not drive member enrollment, then our market may not develop at all, or it may develop more slowly than we expect. Our success will depend to a substantial extent on the willingness of existing and potential customers to increase their coverage of and support for our programs and our ability to demonstrate the value of our programs to our existing and potential customers and channel partners. If these entities do not recognize or acknowledge the benefits of our programs or if we are unable to reduce healthcare costs or drive positive health outcomes, then the market for our programs might not develop at all, or it might develop more slowly than we expect. Similarly, negative publicity or negative customer or member sentiment regarding patient confidentiality, data privacy, AI, and cybersecurity in the context of technology-enabled healthcare or concerns experienced by us or our competitors could limit market acceptance of our programs. We face additional risks related to cybersecurity. See the risk factor titled “Our information technology (“IT”) systems and those of our affiliated professional entities, or those used by our third-party service providers, vendors, business partners, or other contractors or consultants, may fail or suffer cybersecurity incidents, data breaches, and other disruptions, which could result in a material disruption of our systems or programs, compromise confidential information related to our business or of our customers or channel partners, including protected health information (“PHI”) and other sensitive or personal information of employees, covered individuals, and members, or prevent us from accessing critical information, potentially exposing us to liability or otherwise materially and adversely affecting our business, financial condition, results of operations, and prospects” and other risks under the section titled “—Risks Relating to Cybersecurity, Information Systems, and Intellectual Property.”

The healthcare industry in the U.S. is undergoing significant structural change and is rapidly evolving. We believe demand for our programs has been driven in large part by rapidly growing costs in the traditional healthcare system, the movement toward patient-centricity and more personalized healthcare, and advances in technology. Widespread acceptance of personalized healthcare is critical to our future growth and success. A reduction in the growth of personalized healthcare could reduce the demand for our programs and result in a lower revenue growth rate or decreased revenue. Additionally, we sell our programs using innovative pricing models, primarily charging for members who enroll and engage rather than at a population level, and the adoption of these models is still relatively new, especially in the healthcare industry. If companies do not shift to these types of models and these models do not achieve widespread adoption, or if there is a reduction in demand for products and services using models such as these, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Additionally, if healthcare benefits trends shift or entirely new technologies, treatments, or drugs are developed that replace existing offerings, our existing or future programs could be rendered obsolete, and our business could be adversely affected. In addition, we may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction, or implementation of new or enhanced programs.

We operate in a very competitive industry, and if we fail to compete successfully against our existing or potential competitors, some of whom may have greater resources than us, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

While our market is in an early stage of development, it is evolving rapidly and becoming increasingly competitive, and we expect it to attract increased competition. We currently face competition from a range of digital health companies, including direct competition from competitors offering cardiometabolic programs, such as Hello Heart Inc., Lark Technologies, Inc., Livongo (via Teladoc Health, Inc.), Onduo LLC, Vida Health, Inc., and Virta Health Corp.; competitors offering only MSK programs, such as Hinge Health, Inc. and SWORD Health, Inc.; and those that offer both cardiometabolic and MSK programs, such as DarioHealth Corp. In some cases, our competitors also include enterprise companies that are focused on or may enter the healthcare industry generally, including initiatives and partnerships launched by these large companies, and those that offer point solutions for a single chronic condition. These companies, which may offer their solutions at lower prices, are continuing to develop additional products and becoming more sophisticated and effective. In addition, large, well-financed healthcare providers and health plans have in some cases developed their own platforms or tools and may provide these solutions at discounted prices. Competition from specialized software providers or device manufacturers, which may facilitate the collection of data but offer limited interpretation, feedback, or guidance, and other parties will result in continued pricing pressures, which are likely to lead to price declines in certain product areas, which could negatively impact our sales, profitability, and market share. Consumer technology companies may also offer solutions that feature health coaching, health advice, or other health services that may affect the demand for our programs. In addition, healthcare providers may choose not to implement a digital health solution at all and instead may continue to rely on traditional, in-person approaches to healthcare. Moreover, our programs and systems are designed to comply with rules and regulations applicable to healthcare providers, and as a result, we must enter into contracts that appropriately reflect the obligations of a healthcare provider, including data privacy and healthcare regulatory requirements. We compete with wellness vendors whose products and services are not designed to comply with these rules and regulations and therefore may be preferred by potential customers and channel partners who view our programs and related healthcare provider requirements as overly complex or otherwise undesirable. The loss of potential customers and channel partners as a result of our status as a healthcare provider may have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Some of our competitors may have, or new competitors or alliances may emerge that have, greater name and brand recognition, greater market share, a larger customer base, more or larger channel partner relationships, more widely adopted proprietary technologies, greater marketing expertise, larger sales forces, longer operating histories, or significantly greater resources than we do and may be able to offer solutions similar to ours at a more attractive price than we can, or may be acquired by third parties with greater available resources. In addition, our competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their solutions in the marketplace. Our competitors could also be better positioned to serve certain markets, which could create additional price pressure. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or requirements from customers and channel partners and may have the ability to initiate or withstand substantial price competition. In light of these factors, even if our programs are more effective than those of our competitors, existing or potential customers and channel partners may accept competitive solutions in lieu of purchasing our programs. If we are unable to successfully compete, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Competitive solutions or other technological breakthroughs for the monitoring, treatment, or prevention of chronic conditions or technological developments may adversely affect demand for our programs.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to develop and commercialize programs for the monitoring, treatment, and prevention of chronic conditions that offer distinct features, are easy-to-use, provide measurable and meaningful cost savings to customers and channel partners, and are more appealing than available alternatives. Our competitors, as well as a number of other companies, within and outside the healthcare industry, are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs, and other therapies and services for the monitoring, treatment, and prevention of chronic conditions. Any technological breakthroughs in monitoring, treatment, or prevention could reduce the potential market for our programs, which would significantly reduce our sales.

The introduction by competitors of solutions that claim to be superior to our programs may create market confusion, which may make it difficult for potential customers and channel partners to differentiate the benefits of our programs over competitive products. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our programs. If a competitor develops a product that competes with or is perceived to be superior to our programs, or if a competitor employs strategies that place downward pressure on pricing within our industry, our sales may decline significantly or may not increase in line with our forecasts, either of which would materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business relies, in part, on the growth and success of our customers and channel partners such as health plans, PBMs, and other resellers, and revenue from member enrollment, which are difficult to predict and are affected by factors outside of our control.

We enter into agreements with our customers and channel partners under which our fees are dependent in part upon the number of covered individuals that are enrolled in our programs each month. If the number of members covered for our programs by one or more of our customers or channel partners were to be reduced, such decrease would lead to a decrease in our revenue. The growth forecasts of our customers and channel partners are also subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate, and member enrollment in our programs could fail to grow at anticipated rates, or at all.

In addition, some fees are subject to repayment pursuant to performance guarantees if certain clinical outcomes or other performance criteria are not met, which in some cases depend on the behavior of our members, such as their continued engagement with our programs, and other factors not entirely within our control. These clinical performance guarantees vary by program and track outcomes that are relevant to the specific condition. For example, most clinical performance guarantees for our Omada for Prevention & Weight Loss program measure percentage weight loss; most clinical performance guarantees for Omada for Diabetes measure reduction in A1C; most clinical performance guarantees for Omada for Hypertension measure reduction in blood pressure; and most clinical performance guarantees for Omada for MSK measure cost savings associated with the program, reductions in a member’s intent to seek surgery, or reductions in pain.

Additionally, we generally enter into non-exclusive agreements with our channel partners, including health plans, PBMs, and other resellers, which rely in part on their customer sales, which are affected by factors outside of our control. Where channel partners do offer our programs exclusively, those channel partners may nevertheless choose to terminate those agreements or choose to no longer offer our programs exclusively. If the number of customers represented by one or more of our channel partners were to be reduced by a material amount or if our channel partners were to refer their customers to our competitors, such decreases may lead to a decrease in our total number of customers, member enrollment rate, and in our revenue, which could materially and adversely affect our business, financial condition, results of operations, and prospects. In addition, growth forecasts of our channel partners are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate.

If the number of individuals covered by employers, health plans, PBMs, health systems, government entities, or other existing or potential customers decreases, or the number of programs they cover decreases, our member enrollment may decline, and our revenue will likely decrease, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our fees are generally dependent in part upon the number of covered individuals that are enrolled in our programs each month. Various factors may lead to a decrease in the number of individuals covered by our customers and channel partners and the number of programs they cover, including, but not limited to, the following:

•	natural attrition of individuals covered by our customers;

•	failure of our customers or channel partners to adopt or maintain effective business practices;

•	changes in the nature or operations of our customers or channel partners;

•	continued acceptance of our programs for existing and new chronic conditions by covered individuals;

•	the timing of development and release of new programs;

•	features and functionality that are lower-cost alternatives introduced by us or our competitors;

•	government regulations, including the scope of government-sponsored healthcare;

•	technological changes and developments within the markets we serve;

•	changes in economic conditions; and

•	changes in the prevalence of different types of chronic conditions.

If the number of individuals covered by employers, health plans, PBMs, health systems, government entities, or other existing or potential customers decreases, or the number of programs they cover decreases, for any reason, our member enrollment may decline. We also seek to collect member cost-sharing amounts, such as copayments, co-insurance, or deductibles, directly from some members in connection with our MSK program, which we may be unable to collect. Any of these events could cause our revenue to decrease, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our revenue depends on member engagement in our programs and the clinical outcomes and cost savings of our offerings, and our failure to achieve and maintain meaningful member engagement, clinical outcomes, and/or cost savings could materially and adversely affect our business, financial condition, results of operations, and prospects.

Member engagement in our programs and the clinical outcomes and cost savings of our offerings affect the market acceptance and adoption of our programs. Most of our customers and channel partners pay fees to us based on member enrollment and/or engagement with our programs, and our contracts generally may provide that we are obligated to repay a portion of our fees if our programs fail to deliver certain member engagement, clinical outcomes, or cost savings. If we are unable to demonstrate positive clinical outcomes for our members, including if claims analyses or other studies fail to support the efficacy of our programs, we may receive less revenue from outcomes-based pricing models or be obligated to repay certain fees under our service-level agreements or performance guarantees, and existing and potential customers and channel partners may decide not to cover our programs at desirable prices or at all. In many cases, we incur high upfront costs to secure customers and channel partners, implement our programs, enroll members, and deliver our programs to those members, and our ability to recover those costs over time depends on sustained member engagement, positive clinical outcomes, and meaningful cost savings. As we scale delivery of our programs, we may experience difficulty in achieving and maintaining desired levels of member engagement, clinical outcomes, and cost savings for our customers and channel partners, and, as a result, our past performance may not be indicative of our ability to achieve positive member engagement, clinical outcomes, and cost savings in future periods. We assume the risk that the cost of providing our programs will exceed the compensation we receive. If we fail to achieve or maintain meaningful member engagement, clinical outcomes, and cost savings for our customers and channel partners, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We incur significant upfront costs in establishing and expanding our relationships with employers, health plans, PBMs, health systems, government entities, and other existing and potential customers and channel partners, and if we are unable to maintain and grow these relationships over time, we are likely to fail to recover these costs, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We devote significant resources to establish and expand upon our relationships with employers, health plans, PBMs, health systems, government entities, and other existing and potential customers and channel partners to offer and implement our programs. This is particularly so in the case of large organizations, including health plans and PBMs, and government entities, that often request or require specific features, functions, or integrations unique to their particular business processes. Accordingly, our results of operations will depend in substantial part on our ability to enroll individuals covered by our customers and channel partners to participate in our programs, deliver a successful experience for customers, channel partners, and members, and persuade existing and potential customers and channel partners to maintain and grow their relationship with us over time. Additionally, as our business grows, our costs in acquiring customers and channel partners could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. If we fail to achieve appropriate economies of scale, if our investments in these relationships fail to materialize, or if we fail to manage or anticipate the evolution and demand of our billing model, our enrollment rate may decrease, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We incur significant upfront costs in establishing our relationships with members, and if we are unable to maintain member engagement over time, we are likely to fail to recover these costs, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We devote significant resources to securing access to customers, channel partners, and their covered individuals, informing covered individuals that our programs are available to them, and enrolling covered individuals as members in our programs. We also incur significant upfront costs in providing devices and supplies to members upon enrollment in our programs. Accordingly, our results of operations and prospects will depend in substantial part on our ability to deliver a successful experience for members and maintain member engagement over time. Additionally, as our business grows, our upfront member acquisition and enrollment costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. If we fail to achieve appropriate economies of scale, fail to maintain sufficient member engagement, or fail to manage or anticipate the evolution and demand of our billing model, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

A substantial portion of our sales comes from or through a limited number of customers and channel partners that operate as resellers.

Historically, we have relied on a limited number of customers, including employers, health plans, PBMs, health systems, government entities, and other entities that pay for the cost of our programs, and channel partners, including health plans and PBMs, for a substantial portion of our total sales. Our customers include employers that cover our programs for their employees and their dependents and health systems that cover our programs for patients, among other types of customers. In addition, our channel partners, which include certain of the health plans, PBMs, and other entities that we work with, operate as resellers of our programs to their employer customers or other end customers. Some of the health plans and PBMs we work with as channel partners also cover our programs directly, for a portion of their own members, as our customers. Sales from or through our top five health plan and PBM partners, including any sales to these entities as customers and sales through these entities as channel partners, represented 68% and 69% of our revenue for the years ended December 31, 2023 and 2024, respectively, and 67% and 73% of our revenue for the three months ended March 31, 2024 and 2025, respectively. As of and for the year ended December 31, 2023, we had one health plan or PBM that accounted for 28% of our accounts receivable, net and 36% of our revenue, and a second health plan or PBM that accounted for 22% of our accounts receivable, net and 19% of our revenue. As of and for the year ended December 31, 2024, we had one health plan or PBM that accounted for 29% of our accounts receivable, net and 36% of our revenue, and a second health plan or PBM that accounted for 28% of our accounts receivable, net and 19% of our revenue. As of and for the three months ended March 31, 2024, we had one health plan or PBM that accounted for 28% of our accounts receivable, net and 37% of our revenue, and a second health plan or PBM that accounted for 22% of our accounts receivable, net and 17% of our revenue. As of and for the three months ended March 31, 2025, we had one health plan or PBM that accounted for 24% of our accounts receivable, net and 31% of our revenue, and a second health plan or PBM that accounted for 35% of our accounts receivable, net and 29% of our revenue. Each of these health plans or PBMs are affiliates of The Cigna Group.

In general, our customers and channel partners work with us on a non-exclusive basis. If we are unable to establish, maintain, or grow these relationships over time or if customers or channel partners refer business to our competitors instead, we are likely to fail to recover these costs and our results of operations and prospects will suffer. The loss of any of our key customers or channel partners could negatively impact our revenue as we work to obtain new customers or establish replacement channel partner relationships. Contracts with our key customers and channel partners may be terminated before their term expires for various reasons, subject to certain conditions. For example, most of our contracts are terminable for convenience by our customers and channel partners, subject to a notice period. Certain contracts may be terminated immediately by the customer or channel partner if we go bankrupt, if we lose applicable licenses or are suspended or debarred from participation in government-funded healthcare programs, or if we fail to comply with certain specified laws.

We could also lose customers if those customers contract for our programs through a health plan or other channel partner and subsequently elect to migrate to a new health plan or channel partner with which we do not have an existing contractual relationship for certain programs or at all or are not able to establish a new contractual relationship. Additionally, mergers and acquisitions involving us, our customers, our channel partners, or their competitors could lead to cancellation or non-renewal of our contracts with those customers or channel partners or by the acquiring or combining companies, thereby reducing the number of our existing and potential customers, channel partners, and members. Acquisitions involving our customers or channel partners could also lead to a loss of customers, channel partners, or members if we are not contracted, or are unable to obtain a contract, with the acquiring company or its benefit providers or channel partners. In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our channel partners. Identifying channel partners and negotiating and documenting relationships with them requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce enrollments in, or utilization of, our programs. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations and prospects may suffer. Even if we are successful, these relationships may not result in increased use of our programs by customers, channel partners, or members or increased revenue.

If we are unable to attract new customers and channel partners and increase member enrollment from new and existing customers and channel partners, our revenue growth could be slower than we expect, and our business may be adversely affected.

We generate, and expect to continue to generate, revenue from member enrollment and engagement in our programs. As a result, widespread acceptance and use of virtual-first care for chronic conditions in general, and our platform in particular, is critical to our future growth and success. If the market fails to grow or grows more slowly than we currently anticipate, demand for our programs could be negatively affected.

Our ability to achieve significant growth in revenue in the future will depend, in large part, upon our ability to attract new customers and channel partners. If we fail to attract new customers and channel partners and fail to maintain and expand new relationships, our revenue may grow more slowly than we expect, may not grow at all, or may decline, and our business may be adversely affected. Once we enter into an agreement with a customer or channel partner, our revenue will depend on the number of covered individuals we successfully enroll as members and their ongoing engagement in the programs. Demand for virtual-first care for chronic conditions in general, and our platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	awareness of our programs and the adoption of technology in healthcare generally;

•	availability of products and services that compete with ours;

•	ease of adoption and use;

•	features and program experience;

•	performance;

•	brand;

•	data privacy and cybersecurity; and

•	pricing.

Our future revenue growth also depends upon increasing member enrollment with existing customers and channel partners. If we are not successful in increasing member enrollment in the programs currently contracted for by our customers and channel partners (or future programs our customers or channel partners contract for over time), or if our customers or channel partners do not renew their agreements or renew their agreements with us at lower prices or on less favorable terms, our revenue may grow more slowly than expected, may not grow at all, or may decline.

Customer and channel partner renewals may decline or fluctuate as a result of a number of factors, including the breadth of early deployment of our programs, meaningful reductions in our customers’ spending levels, changes in their business models and use cases, the actual or perceived clinical outcomes or cost savings of our programs, satisfaction or dissatisfaction with our programs among our customers and channel partners, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, or the effects of economic conditions. Any prolonged shutdown of a significant portion of global economic activity or a downturn in the global or domestic economy, including as a result of a pandemic or public health threat (such as the COVID-19 pandemic), would adversely affect the industries in which our customers and channel partners operate, which could adversely affect their willingness or ability to renew their agreements with us. If our customers or channel partners do not renew their agreements with us, or renew on terms less favorable to us, our revenue may decline.

Potential members’ failure to enroll after a customer or channel partner enters into an agreement with us could materially and adversely affect our business, financial condition, results of operations, and prospects.

We believe our future success will depend in part on our ability to increase both the speed and success of member enrollment, by improving our member outreach, engagement, and enrollment methodology, hiring and training qualified professionals, and increasing our ability to integrate into large-scale, complex technology environments. In some cases, customers and channel partners initially enter into an agreement with us for one or more of our programs, but, for a variety of potential reasons, covered individuals fail to ultimately enroll at the expected volume. For example, the conditions that our programs address may be less prevalent among the covered individuals than we expect and/or our customers and channel partners may provide limited contact information for outreach campaigns or otherwise not adequately enable or permit outreach campaigns to covered individuals generally or at our preferred timing. In addition, we rely on email outreach to enroll covered individuals, and from time to time, the interfaces, features, or policies of email applications, email service providers, mobile device operating systems, or other relevant software are altered or updated, which may adversely impact our ability to effectively reach covered individuals to facilitate their enrollment, and as a result, could materially and adversely affect member enrollment rates. For these and other reasons, our forecasts may not accurately estimate enrollment rates or the number of enrolled members. For additional information on the assumptions we rely on to anticipate expected growth for our business and revenue, see the risk factor titled “The market for our programs is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the U.S. is undergoing significant structural change, which makes it difficult to forecast demand for our programs.” If we are unable to achieve the expected volume of member enrollment, or unable to do so in a timely manner, customers and channel partners are unlikely to renew their agreements with us and/or expand their agreements with us to include additional programs, and we would not be able to generate future revenue from those relationships, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

If our customers or channel partners are unwilling or unable to conduct or enable outreach campaigns directed at covered individuals, we may not enroll members at the rates we expect, which may adversely affect our business, financial condition, results of operations, and prospects.

We rely largely on information supplied by our customers and channel partners to conduct outreach campaigns directed at covered individuals, and though we often assist with these outreach campaigns, we do not control our customers’ or channel partners’ enrollment outreach schedules. As a result, if they are unwilling or unable to supply information needed for outreach campaigns or are unwilling or unable to enable outreach campaigns generally, or if enrollment launch dates are delayed, we could fail to meet our enrollment and revenue expectations, which may adversely impact our business, financial condition, results of operations, and prospects.

The size of the addressable markets for our programs are estimates and may be smaller than we believe.

Our estimate of the total addressable market for our programs is based on a number of internal and third-party estimates. While we believe these factors have historically provided and may continue to provide us with effective tools in estimating the total market for prediabetes and diabetes, hypertension, musculoskeletal conditions, and our programs, these estimates may not be correct, and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our programs may prove to be incorrect. In addition, changes in underlying causes or risk factors for the conditions that our programs address, such as the impact of GLP-1 drugs on obesity, could impact our estimates of the total addressable market. If the actual number of members who would benefit from our programs and the total addressable market for our programs is smaller than we have estimated, our future growth could be adversely impacted.

We will need to increase the size of our organization, including our Care Teams, and we may experience difficulties in managing growth and attracting talent. A deterioration in our relationships with our employees and other service providers could have an adverse impact on our business.

As of March 31, 2025, we employed 849 full-time employees, which included our health coaches and other Care Team members as well as individuals across sales and marketing, research and development, and general and administrative functions. In the future, we expect to expand our managerial, clinical, scientific, technological, operational, finance, and other resources in order to manage our operations and continue our program development activities. Our management and personnel, systems, and facilities currently in place may not be adequate to support this future growth. In particular, we rely in large part on our Care Teams for the delivery of our programs, and we may be unable to scale our Care Teams efficiently to manage costs through economies of scale due to limitations on the number of members that our Care Teams are able to support. If we fail to do so, we may incur significant costs, which could have a material adverse effect on our business, financial condition, results of operations, and prospects, and negatively impact our ability to achieve or maintain profitability in the future.

Our need to effectively execute our growth strategy requires that we efficiently identify, recruit, retain, incentivize, and integrate additional talent, and maintaining good relationships with our employees and other service providers is crucial to our operations. Our employees may attempt to unionize, which could limit our ability to manage our workforce effectively, cause disruptions to our operations, including as a result of strikes, work stoppages, or other labor disputes, and otherwise materially and adversely affect our business, financial condition, results of operations, and prospects. See the section titled “Business—Our People and Culture.”

If the shift by companies to adopt business models billed based on enrollments, engagement, and/or outcomes, and, in particular, the market for our programs, develops more slowly than we expect, our growth may slow or stall, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our success depends on companies shifting to business models billed based on enrollments, engagement, and/or outcomes and choosing to adopt healthcare products and services through such models. The adoption of these types of health management programs is still relatively new, and enterprises may choose not to shift their business models or, if they do, may decide that they do not need a healthcare solution that offers the range of services that we offer. Accordingly, it is difficult to predict adoption rates and demand for our programs, the future growth rate and size of our market, or the entry of competitive solutions. Factors that may affect market acceptance of our programs include:

•	the number of companies shifting to these business models;

•	the number of consumers and businesses adopting new, flexible ways to consume products and services;

•	our success in informing covered individuals that our programs are available to them and the number of covered individuals that choose to enroll in our programs;

•	the security capabilities, reliability, and availability of cloud-based services;

•	concerns from customers, channel partners, or members with entrusting a third party to store and manage their data, especially health-related, confidential, or sensitive data;

•	our ability to minimize the time and resources required to launch our programs;

•	our ability to maintain member engagement and high levels of member satisfaction;

•	our ability to provide measurable and meaningful cost savings to existing and potential customers and channel partners;

•	our ability to deliver upgrades and other changes to our programs without disruption to our customers, channel partners, or members;

•	the level of customization or configuration we offer within our programs; and

•	the price, cost-savings, performance, and availability of competing products and services.

The markets for products and services billed based on enrollments, engagement, and/or outcomes generally, and for solutions for chronic conditions in particular, may not develop further or may develop more slowly than we expect. If companies do not shift to these business models and these health management tools do not achieve widespread adoption, or if there is a reduction in demand for these types of products and services or health management tools due to technological challenges, weakening economic conditions, data privacy or cybersecurity concerns, decreases in corporate spending, a lack of acceptance among prospective members, or otherwise, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our programs may result in member harm or injury.

Our programs are designed under the oversight of qualified healthcare professionals, and we train our Care Teams to comply with appropriate standards and protocol for delivery of care and the recognition and management of escalation events. Our success depends in part on the ability of our healthcare professionals to obtain and maintain all necessary licenses, certifications, permits, and other approvals, and to provide services to members in compliance with applicable laws, including scope of practice laws, as well as our policies. Nevertheless, if future results or experience indicate that our programs cause unexpected or serious complications or other unforeseen negative effects, our members may seek significant compensation from us or our affiliated professional entities or cease using our platform and programs, or our customers or channel partners could cease doing business with us. We may also be contractually required to indemnify and hold harmless third parties, such as customers or channel partners, from the costs of member harm or injury. There can be no assurance that provisions typically included in our terms with members or in our agreements with our customers and channel partners that attempt to limit exposure to legal claims would be enforceable or adequate or would protect us or our affiliated professional entities from liabilities or damages. Even if a claim is not successful, any claim brought against us or our affiliated professional entities would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, our business, or the business of our affiliated professional entities. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from such claims. As a result, we or our affiliated professional entities could face significant legal liability or harm to our or our affiliated professional entities’ reputation, business, financial condition, results of operations, and prospects.

Any disruption of service at our third-party data centers and hosting providers, including Amazon Web Services, or at software-as-a-service (“SaaS”) companies or other vendors could interrupt or delay our ability to deliver our programs to our customers, channel partners, and members and harm our business, financial condition, results of operations, and prospects.

We currently host our platform, serve our customers, channel partners, and members, and support our operations primarily from third-party data centers and hosting providers, including Amazon Web Services (“AWS”), a provider of cloud infrastructure services, and we also rely on other services provided by SaaS companies and other vendors. We expect this dependence on third parties to continue. We do not have control over the operations of the facilities of our data center providers or hosting providers, including AWS, SaaS companies, or other vendors. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyberattacks, terrorist attacks, power losses, telecommunications failures, public health emergencies, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our ability to deliver our programs. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. The continued and uninterrupted performance of our programs and connected devices provided in connection with our programs is critical to our success. We may experience material interruptions, disruptions, outages, and other performance problems to our systems as a result of third-party data centers and hosting providers, including AWS, SaaS companies, or other vendors. Because our programs are used by our members to manage chronic conditions, it is critical that our programs and related connected devices be accessible without significant interruption or degradation of performance. Members may become dissatisfied by any system failure that interrupts our ability to provide our programs to them or that impacts the functionality of the connected devices provided in connection with our programs. Outages could lead to the triggering of our service-level agreements or performance guarantees and the issuance of repayments to our customers and channel partners, in which case, we may not be fully indemnified for such losses pursuant to our agreement with AWS, SaaS providers, or other vendors. We may not be able to easily switch our AWS operations to another cloud provider if there are disruptions or interference with our use of AWS. Sustained or repeated system failures would reduce the attractiveness of our programs to customers, channel partners, and members and result in contract terminations, thereby reducing revenue and harming our business, financial condition, results of operations, and prospects. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use and adoption of our programs. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our ability to deliver our programs. To the extent we do not effectively respond to any such interruptions, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate traffic, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Furthermore, our disaster recovery systems and those of third parties with which we do business may not function as intended or may fail to adequately protect our critical business information in the event of a significant business interruption, which may cause cybersecurity breaches or the loss of data or functionality and could, in turn, lead to a material adverse effect on our business, financial condition results of operations, and prospects.

Our third-party data center and hosting providers, including AWS, SaaS providers, and other vendors do not have an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these providers on commercially reasonable terms, if our agreements with our providers are prematurely terminated, or if in the future we add additional data center or hosting providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new providers. If these providers were to increase the cost of their services, we may have to increase the price of our programs, and our business, financial condition, results of operations, and prospects could be harmed.

We depend on a limited number of third-party suppliers for certain devices and other supplies that we deliver to members in connection with our programs, for cellular device connectivity, and for certain complementary healthcare services provided by external partners, such as prescriptions or physician referrals, and the loss of any of these suppliers or partners, or their inability to support our required volume, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Most of our contracts with customers and channel partners require that we deliver certain connected devices and other supplies to new members within a certain period of time, and certain of our contracts also provide that we will coordinate with external partners for certain healthcare services complementary to our programs, such as certain prescriptions or physician referrals. If we are unable to meet these obligations, our customers and channel partners may decide to terminate their contracts.

We rely on a limited number of suppliers for devices and supplies that we deliver in connection with our programs, including wireless scales, blood pressure monitors, blood glucose monitors, and other supplies, and a limited number of third parties for cellular device connections. We utilize a single supplier and exclusive partner for continuous glucose monitors provided in Omada for Diabetes and work with a single distributor for delivery of the continuous glucose monitors. We also rely on a limited number of external partners to supply certain healthcare services complementary to but not included in our programs, such as prescriptions for continuous glucose monitors or physician referrals to physical therapy, where required.

For our business strategy to be successful, our suppliers and partners must be able to provide us with devices, supplies, connectivity, and services in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed-upon specifications, at acceptable costs, and on a timely basis. Increases in our program sales, whether forecasted or unanticipated, could strain the ability of our suppliers and partners to deliver an increasingly large supply of devices, supplies, connectivity, or services in a manner that meets these various requirements. Our suppliers and partners may encounter problems that limit their ability to supply products, supplies, and services for us, or that result in increases in the prices they charge us for such products, supplies, and services, including financial difficulties, labor shortages, the imposition of new trade protection measures, such as tariffs and other duties, and shutdowns related to epidemics, pandemics, or other health crises, and, for our device and supply partners, shipping delays, damage to their manufacturing equipment or facilities, or challenges with establishing and operating new facilities in new jurisdictions. Quality or performance failures of these devices, supplies, connectivity, or services or changes in our partners’ financial or business condition could disrupt our ability to supply quality devices and supplies to our members or to connect them to quality services, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are dependent on a limited number of third-party manufacturers and suppliers who operate in international markets, which exposes us to foreign operational and political risks that may harm our business.

We rely on a limited number of manufacturers and suppliers for devices and supplies that we deliver in connection with our programs, including wireless scales, blood pressure monitors, blood glucose monitors, and other supplies, and, among other things, certain of the technology and raw materials used in the manufacturing of those devices and supplies. Most of the devices and supplies delivered in connection with our programs are currently manufactured in China and may be manufactured in other international markets in the future. Our reliance on an international supply chain exposes us to risks and uncertainties, including:

•	controlling quality of supplies;

•

trade protection measures, such as tariffs and other duties, especially in light of recent actions by the Trump Administration signaling more aggressive trade policies, which could exacerbate trade disputes between the U.S. and several foreign countries, including China, as well as sanctions and export control measures targeting certain countries, and increases in the prices of devices and supplies delivered in connection with our programs;

•	political, social, and economic instability;

•	the outbreak of contagious diseases, such as COVID-19;

•	laws and business practices that favor local companies;

•	interruptions and limitations in telecommunication services, shipping services, or logistics;

•	product or material delays or disruption;

•	import and export license requirements and restrictions;

•	difficulties in the protection of intellectual property;

•	exchange controls, currency restrictions, and fluctuations in currency values; and

•	potential adverse tax consequences.

If any of these risks were to materialize, our third-party manufacturers and suppliers may be unable to provide the devices and other supplies in the required amounts or at the contracted cost. As a result, we may need to contract with new manufacturers and suppliers, which could increase our costs and delay the delivery of devices and other supplies to our members. Our contracts with customers and channel partners generally provide that we will deliver devices and supplies to members at the beginning of their participation in our programs, and any failure to do so could materially and adversely affect our business, financial condition, results of operations, and prospects.

If manufacturers and suppliers are unable to procure raw materials or semi-finished products or to produce the devices provided in connection with our programs, our business may suffer.

If the suppliers or third-party manufacturers of the devices provided in connection with our programs experience shortages, limited access to, or increased costs of certain raw materials and other semi-finished or finished goods, it may result in production delays or delays in deliveries to members of the connected devices and other supplies provided in connection with our programs. Production by one or more manufacturers or suppliers may be suspended or delayed, temporarily or permanently, due to economic or technical problems such as the insolvency of the manufacturer, the failure of the manufacturing facilities, or disruption of the production process, all of which are beyond our control. Any shortage, delay, or interruption in the availability of the connected devices and supplies provided in connection with our programs may negatively affect our ability to meet demand. As a result, our business may be unable to offer a satisfactory experience to customers, channel partners, and members, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We experience seasonality in our business, which may cause fluctuations in our financial results.

Historically, we have experienced, and expect to continue to experience, seasonality in our business, with a higher number of closed sales in the late spring and early fall and higher enrollment launch rates in the first and second quarters of the year. We believe that this results in part from the timing of open enrollment periods of many of our customers. We may be affected by seasonal trends in the future, particularly as our business matures. These effects may become more pronounced as we target larger organizations with larger budgets for use of our programs. These factors may contribute to substantial fluctuations in our quarterly results of operations. Because of these fluctuations, among other factors, it is possible that in future periods our results of operations will fall below the expectations of securities analysts or investors, in which case the market price of our common stock would likely decrease. These fluctuations, among other factors, also mean that our results of operations in any particular period may not be relied upon as an indication of future performance.

We or the third parties upon whom we depend may be adversely affected by natural disasters and other catastrophic events, and our business continuity and disaster recovery plans may not adequately protect us from a serious natural disaster or other catastrophic event. Any interruption in our operations or the operations of third parties who supply the devices and other supplies provided in connection with our programs, connectivity of those devices, or services complementary to our programs may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Severe weather, natural disasters, and other catastrophic events, including pandemics or other public health crises (such as the COVID-19 pandemic), earthquakes, tsunamis, hurricanes, floods, fires, explosions, accidents, power outages, cyberattacks, telecommunications failures, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, wars or other conflicts (including wars in Ukraine and the Middle East), sabotage, terrorist attacks, or other intentional acts of vandalism or misconduct could severely disrupt our operations, or the operations of third parties who supply the devices and other supplies provided in connection with our programs, connectivity of those devices, or services complementary to our programs, and have a material adverse effect on our business, financial condition, results of operations, and prospects.

If a natural disaster or other catastrophic event occurs that prevents us or third-party suppliers from using all or a significant portion of our or their headquarters or other facilities, that damages critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. A mechanical failure or disruption affecting any major operating line may result in a disruption to our ability to supply customers, channel partners, and members, and standby capacity may not be available. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar catastrophic event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our corporate headquarters are located in the San Francisco Bay Area, which has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our MidCap Credit Agreement contains restrictions that limit our flexibility in operating our business.

We have entered into a credit, security, and guaranty agreement, dated as of June 2, 2023, by and among us, Physera, Inc., MidCap Funding IV Trust (“MidCap”), as administrative agent, MidCap Financial Trust, as term loan servicer, certain funds managed by MidCap, as lenders, and the lenders, additional borrowers, and guarantors from time to time party thereto (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “MidCap Credit Agreement”). The MidCap Credit Agreement provides for a senior secured term loan facility comprising two equal tranches in the aggregate amount of $60.0 million with a maturity date of June 1, 2028 (the “MidCap Term Facility”), and a revolving loan facility for up to $20.0 million (the “MidCap Revolving Facility”). As of December 31, 2024 and March 31, 2025, $30.0 million in aggregate principal amount was outstanding under the MidCap Term Facility, and there was $1.0 million drawn under the MidCap Revolving Facility. The MidCap Credit Agreement contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	sell, transfer, lease, or dispose of our assets subject to certain exclusions;

•	create, incur, assume, guarantee, or assume additional indebtedness, other than certain permitted indebtedness;

•	encumber or permit liens on any of our assets other than certain permitted liens;

•	make restricted payments, including paying cash dividends on, repurchasing or making distributions with respect to any of our capital stock;

•	make specified investments;

•	consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In the event that we breach one or more covenants under the MidCap Credit Agreement, MidCap may choose to declare an event of default and require that we immediately repay all amounts outstanding of the aggregate principal amount of $31.0 million as of December 31, 2024 and March 31, 2025, plus accrued interest, and foreclose on the collateral granted to it to secure such indebtedness. Such repayment could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to a number of risks related to the credit card and debit card payments we accept.

We accept payments from a limited number of members who pay member cost-sharing amounts, such as copayments, deductibles, or co-insurance, for our programs and pay those amounts through credit and debit card transactions. We receive these payments through third-party providers, which subjects us to compliance with the rules of the payment card networks (including the payment card industry data security standards) and laws and regulations governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Although we primarily rely on these third-party providers for payment processing, to the extent a data breach of payment data occurs on our or their systems, we may be liable for significant costs incurred by customers, channel partners, banks, and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In the event of any fraud, if we fail to adequately control fraudulent transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher payment-related costs, each of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Any failure on our part to comply fully with the foregoing laws, rules, and regulations also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to bank accounts, credit and debit cards, card holders, and transactions.

We use AI and machine learning to operate certain features of our programs and to enable certain business processes, which due to a changing regulatory landscape, could adversely affect our business, financial condition, and results of operations.

We use AI, machine learning, and automated decision-making technologies, including AI and machine learning algorithms and models (collectively, “AI technologies”), to generate and surface insights to our Care Teams as part of our efforts to increase their efficiency and productivity and to power certain member-facing features of our programs intended to deliver only educational resources, recommendations, or support, in each case, for maintaining or encouraging a healthy lifestyle. We anticipate making significant investments to continuously improve our use of such technologies. There are significant risks involved in the development and deployment of AI technologies, and there can be no assurance that our or our third-party service providers’ or partners’ use of these technologies will perform as expected, enhance our products or services, or be beneficial to our business, including our efficiency or profitability. For example, the continued use of any AI technologies in our products and services, or those of our third-party service providers and partners, may give rise to risks related to, among other things, inaccurate, biased, or harmful recommendations, data privacy, confidentiality, cybersecurity and data provenance concerns, new or enhanced governmental or regulatory scrutiny, litigation or other legal liability, ethical concerns, negative perceptions as to AI among customers, channel partners, or members, and other complications that could erode confidence in our brand, harm our reputation, and adversely affect our business, financial condition, results of operations, and prospects. While we have instituted policies applicable to our Care Teams and other employees and consultants that govern the development and use of AI, these individuals may breach or violate the terms of these policies and we may not have adequate remedies for any such breach or violation. Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party AI technologies, and we cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment. In addition, market acceptance and consumer perceptions of AI technologies is uncertain.

We face significant competition from other companies with respect to utilizing AI technologies. To the extent AI technology development and utilization from our industry competitors proves to be successful, or more successful than our approach, demand for our programs, and thus our business, could be adversely affected. If we cannot develop, offer, or deploy new AI technologies as effectively, as quickly, and/or as cost-effectively as our competitors, or if we cannot access the infrastructure needed to continue our development, our operating results, relationships with customers and channel partners, and growth could be materially and adversely affected.

The rapid evolution of AI technologies will require the application of resources to develop, test, maintain, and improve our programs to help ensure that the AI technologies are, and remain, accurate and efficient. We expect our AI technology initiatives will over time require increased investment in technology infrastructure and may require additional specialized headcount. The continuous development, testing, maintenance, and deployment of our AI technologies may also increase the cost profile of our offerings and may involve unforeseen difficulties including material performance problems, undetected defects, or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our AI technologies from operating properly, which could adversely affect our business.

The regulatory framework for AI is rapidly evolving, and many federal, state, and foreign governmental bodies and agencies have introduced and/or are currently considering additional laws and regulations. The Trump Administration has rescinded an executive order relating to the safe and secure development and deployment of AI technologies that was previously implemented by the Biden Administration. The Trump Administration then issued a new executive order that, among other things, requires certain agencies to develop and submit to the President action plans to “sustain and enhance America’s global AI dominance,” and to specifically review all rulemaking taken pursuant to the rescinded Biden executive order and, if possible, rescind any such rulemaking to the extent it is inconsistent with, or presents a barrier to, the Trump Administration’s new executive order. Thus, the Trump Administration may continue to rescind other existing federal orders and/or administrative policies relating to AI technologies or may implement new executive orders and/or other rulemaking relating to AI technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our programs, services, or operations to ensure compliance or remain competitive. U.S. legislation related to AI technologies has also been introduced at the federal level and is advancing at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2018 (collectively, the “CCPA”), regarding the use of automated decision-making and providing disclosures to consumers regarding such use. California also enacted several new laws in 2024 that further regulate use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. New laws, rules, directives, and regulations governing AI technologies and changes to existing ones may adversely affect the ability of our business to use or rely on certain AI technologies. Implementation standards and enforcement practice are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our programs and our business. We may not always be able to anticipate how to respond to these new or updated laws or regulations, and they may affect our ability to use AI technologies. Further, the cost to comply with such laws or regulations, or decisions and/or guidance interpreting existing laws, including the redesign of our platform or programs to achieve compliance, could be significant and could increase our operating expenses, and we may be at increased risk of claims against us. Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI technologies could materially and adversely affect our brand, reputation, business, financial condition, results of operations, and prospects.

If we fail to attract and retain senior leadership and key clinical, scientific, and technology employees and other service providers, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain, and motivate highly qualified leadership and clinical and scientific talent. We are highly dependent upon our senior leadership, particularly our Co-Founder and Chief Executive Officer, Sean Duffy, our President, Wei-Li Shao, and our Chief Financial Officer, Steve Cook, as well as our senior clinical, scientific, and technology employees and other service providers and other members of our senior management team. Mr. Duffy, Mr. Shao, Mr. Cook, and other members of our senior management team are at-will employees, which means that they could resign or be terminated for any reason at any time. The unplanned loss of the services of any of our members of senior leadership could materially and adversely affect our business until a suitable replacement can be found, which may not be immediate and could require us to expend significant resources.

Competition for qualified talent in the digital health field in general is intense due to the limited number of individuals who possess the training, skills, and experience required by our industry. In addition, our future growth and success also depend on our ability to attract, recruit, develop, and retain skilled managerial, clinical, scientific, sales, administration, operating, and technical employees and other service providers. We will continue to review, and where necessary, strengthen, our senior leadership as the needs of our business develop, including through internal promotion and external hires. However, there may be a limited number of persons with the requisite competencies to serve in these positions, and we cannot assure you that we would be able to locate or employ such qualified talent on terms acceptable to us, or at all. Therefore, the unplanned loss of one or more of our key employees or other service providers, or our failure to attract and retain additional key employees or other service providers, could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, to the extent we hire talent from competitors, we may be subject to allegations that such employees or other service providers have divulged proprietary or other confidential information.

In addition, our success is dependent upon our continued ability to recruit and maintain the personnel for our member-facing Care Teams, composed of health coaches, relevant specialists, and licensed physical therapists. Our Care Teams are intended to remain with a member throughout their entire journey with Omada. If we are unable to recruit and retain Care Team personnel, our ability to provide continuity of care to our members may suffer, and our business may be adversely affected.

We rely largely on our direct sales force, and if we are unable to maintain or expand our sales force, it could impede our growth or harm our business.

We rely largely on our direct sales force to market and sell our products to customers and channel partners. We do not have any long-term employment contracts with the members of our direct sales force. Our results of operations are directly dependent upon the sales and marketing efforts of our sales and customer support teams. If our employees fail to adequately promote, market, and sell our products, our sales could significantly decrease. If our sales and marketing representatives fail to achieve their objectives, we may not enter into agreements with new customers or channel partners or maintain existing agreements, and member enrollment could decrease or may not increase at levels that are in line with our forecasts. As we launch new programs, expand our program offerings, and increase our marketing efforts with respect to existing programs, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain, and motivate skilled employees with significant technical knowledge in various areas. New hires require training and take time to achieve full productivity.

Additionally, other companies in our industry may rely predominantly or in part on third-party resellers or other distributors. Our direct sales force may subject us to higher fixed costs than those of any competitors that market their products through independent third parties, due to the costs associated with employee benefits, training, and managing sales personnel. As a result, we could be at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our programs, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

A decline in the prevalence of employer-sponsored healthcare could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We currently derive a large portion of our revenue from our arrangements with customers that purchase healthcare for their employees (via insurance or self-funded benefit plans), either through direct contracts with us or through our relationships with our channel partners, including health plans, PBMs, and other resellers. These customers provide benefits for all or a portion of their employees who, in turn, may become eligible members. A large part of the demand for our programs among customers depends on the need of these employers to manage the costs of healthcare services that they pay on behalf of their employees. Various factors, including changes in the healthcare insurance market or in government regulation of the healthcare industry, could cause a decline in employer-sponsored healthcare, which could adversely affect the market for our programs and negatively affect our business and results of operations. Some experts have predicted that future healthcare reform will encourage employer-sponsored health insurance to become significantly less prevalent as employees migrate to obtaining their own insurance over state-sponsored insurance marketplaces. Other changes or developments in U.S. health insurance markets, including efforts to create a single-payer or government-run health insurance program, could also have a material adverse effect on our business, financial condition, results of operations, and prospects. If any of these changes were to occur, there is no guarantee that we would be able to compensate for the loss in revenue derived from customers by increasing member acquisition through other channels, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our sales and implementation cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of our sales cycle, particularly with respect to large organizations and government entities. The sales cycle for our programs from initial contact with a potential customer or channel partner to member enrollment launch varies widely, ranging in some cases to over a year. Some of our customers and channel partners, especially in the case of large organizations and government entities, undertake a significant and prolonged evaluation process, including to determine whether our programs meet their unique healthcare needs, which frequently involves evaluation of not only our programs but also other available solutions, which results in extended sales cycles. Our sales efforts involve educating our customers and channel partners about the ease of use, technical capabilities, and potential benefits of our programs. During the sales cycle, we expend significant time and money on sales and marketing activities, which lowers our operating margins, particularly if no sale occurs. For example, there may be unexpected delays in the internal procurement processes of our customers and channel partners, particularly for some larger organizations and government entities for which our programs represent a small percentage of their total procurement activity. There are many other customer-specific factors that contribute to the timing of purchases and resulting timing of our revenue recognition, including the strategic importance of a particular project to a customer or channel partner, budgetary constraints, funding authorization, and changes in their personnel. In addition, the significance and timing of our program enhancements and the introduction of new products or solutions by our competitors may also affect purchases. Even if a customer or channel partner decides to purchase our programs, there are many factors affecting the timing of our recognition of revenue, which makes our revenue difficult to forecast. For example, once a customer or channel partner enters into an agreement with us, we work with them to identify the eligible population and then launch an enrollment process. Time from signing to launch typically takes an average of approximately three months. As part of the enrollment process, we incur significant expense explaining the benefits of our programs again to potential members to encourage them to enroll. We do not receive any payment from our customers or channel partners until members enroll and begin using our programs, which could be months following signing an agreement for our programs. Moreover, our contracts with customers and channel partners generally may provide that some fees are subject to repayment if certain clinical outcomes or other performance criteria are not met. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed, the period in which revenue from a sale will be recognized, or the amount of revenue that we will ultimately recognize.

It is possible that in the future we may experience even longer sales cycles, more complex customer and channel partner needs, higher upfront sales costs, and less predictability in completing some of our sales as we continue to expand our direct sales force and channel partner relationships, expand into new territories, and market additional programs to potential customers and channel partners. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our revenue could be lower than expected, and it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Any failure to offer high-quality support for our customers, channel partners, and members may adversely affect our relationships with our existing and prospective customers, channel partners, and members and, in turn, our business, financial condition, results of operations, and prospects.

Our customers and channel partners, in implementing our programs, and our members, in using our programs, depend on our support teams to resolve issues in a timely manner. We may be unable to respond quickly enough to accommodate short-term increases in demand for support. We also may be unable to modify the nature, scope, and delivery of our programs or support for customers, channel partners, and members to compete with changes in solutions provided by our competitors. Increased demand for support could increase costs and adversely affect our financial condition, results of operations, and prospects. Our sales are highly dependent on our reputation and on positive recommendations from our existing customers, channel partners, and members. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality customer or member support, could adversely affect our reputation and our ability to sell our programs and, in turn, our business, financial condition, results of operations, and prospects.

If we fail to develop widespread brand awareness cost-effectively or are subject to widespread negative media coverage, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread adoption of our programs and attracting new customers, channel partners, and members. Our brand promotion activities may not generate awareness among customers, channel partners, or members or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in doing so, we may fail to attract or retain customers, channel partners, or members necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness that is critical for broad adoption of our programs.

In addition, unfavorable publicity regarding us or our management, our business, our programs, our peer reviewed publications or studies, the healthcare industry generally and/or virtual care providers specifically, litigation or regulatory activity, or our data privacy, cybersecurity, AI, or safety practices, or those of our business partners or other participants in our industry, could materially and adversely affect our reputation. For example, news media outlets may from time to time provide negative coverage regarding virtual care, including with respect to the effectiveness of virtual care programs. If public perception is influenced by claims that virtual care programs are not effective for treating chronic conditions, whether related to our programs or those of our competitors, our programs may not be accepted by potential customers, channel partners, or members. Moreover, negative publicity regarding the virtual care industry generally may result in increased regulation and legislative review of industry practices that further increase the costs of doing business. Any negative media coverage or public perceptions about us or our industry, regardless of the accuracy of such reporting or perceptions, may have an adverse impact on our business and reputation, as well as have an adverse effect on our ability to attract and retain customers, channel partners, members, or employees, and result in decreased revenue, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

If we are not able to develop and release new programs and services or to develop and release successful enhancements to, new features for, and modifications to our existing programs, services, and platform, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

The markets in which we operate are characterized by rapid technological change, frequent new product and service introductions and enhancements, changing demands from customers and channel partners, updates to clinical guidelines and best practices, and evolving industry standards. The introduction of new drugs, changes in clinical guidelines or healthcare benefits, or the evolution of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. In particular, the rapid pace of innovation in AI and machine learning can lead to the development of new, improved, or more cost-effective solutions that could render our programs and offerings less competitive or obsolete. Additionally, changes in laws and regulations could impact the usefulness of our programs and could necessitate changes or modifications to our programs to accommodate such changes.

We invest substantial resources in researching and developing new programs and enhancing our programs and platform by incorporating additional features, improving functionality, and adding other improvements to meet market demands and our members’ evolving needs. The success of any enhancements or improvements to our platform, programs, or any new programs depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies in our programs platform and third-party partners’ technologies, clinical results, cost effectiveness, and overall market acceptance. Our development of programs also depends on rights or interests in certain intellectual property, which we or third parties on which we rely may own or license. We may not succeed in developing, marketing, and delivering on a timely and cost-effective basis enhancements or improvements to our platform, programs, or any new programs that respond to continued changes in market demands or new requirements from customers or channel partners, and any enhancements or improvements to our platform, programs, or any new programs may not achieve market acceptance or may otherwise be negatively impacted by third-party actions that are outside of our control. For example, we have developed GLP-1 Care Tracks to support members who are engaged in one of our cardiometabolic programs to enable their success before, during, and after GLP-1 therapy. The GLP-1 therapeutic space is new and rapidly evolving, and actions by employers, health plans, PBMs, pharmaceutical companies, and other third parties, including federal, state, or local governments, could negatively impact the adoption of our GLP-1 Care Tracks. For example, if pharmaceutical companies restrict cost rebates or other incentives for GLP-1s for employers who place conditions on the use of GLP-1s (such as participation in our program), market acceptance of our GLP-1 Care Tracks could be materially and adversely affected. Conversely, certain health plans, PBMs, employers, or other customers or channel partners may require that members enroll in, and engage with, one of our GLP-1 Care Tracks as a condition of receiving GLP-1 prescriptions. When health plans, PBMs, employers, or other customers or channel partners require that members enroll in, and engage with, one of our GLP-1 Care Tracks as a condition of receiving GLP-1 prescriptions, we may provide data reporting that those customers and channel partners use in their review or adjudication of prescription requests. If our data reporting systems or processes are delayed, disrupted, or otherwise fail to work as intended, the prescription processes of our customers and channel partners may be negatively affected, which may result in delayed prescriptions, which in turn could cause member harm or materially and adversely impact our relationships with customers and channel partners. Although, as of December 31, 2024, FDA-approved labels guided that GLP-1 therapies prescribed in adults for obesity or chronic weight management should be prescribed concurrently with a behavioral and lifestyle treatment plan, members could react negatively to these requirements. Although these conditions are not imposed by Omada directly, members could nevertheless attribute these requirements to us and develop a negative perception of us or our programs and our business, which could harm our brand and reputation. Moreover, if the use of GLP-1 therapy for weight loss receives negative publicity and/or one or more

GLP-1s are determined to be harmful, the use of GLP-1s for weight loss could decline, which would reduce demand for our GLP-1 Care Tracks and, in turn, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

Since developing our platform and programs and acquiring new technologies is complex, the timetable for the release of new programs and enhancements to existing programs and our platform is difficult to predict, and we may not offer new programs and updates to existing programs and our platform as rapidly as our customers or channel partners require or expect. Any new programs or updates to our platform that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new programs, we may experience a decline in revenue of our existing programs that is not offset by revenue from the new programs. For example, customers and channel partners may delay making purchases of new programs to permit them to make a more thorough evaluation of these programs or until industry and marketplace reviews become widely available. Some customers or channel partners may hesitate to migrate to a new platform or program due to concerns regarding the performance of the new platform or program. This could result in a temporary or permanent revenue shortfall and materially and adversely affect our business, financial condition, results of operations, and prospects.

To the extent we expand internationally we will face additional business, political, regulatory, operational, financial, and economic risks, any of which could increase our costs, hinder our growth, and harm our business, financial condition, results of operations, and prospects.

Historically, substantially all of our sales have been to customers and channel partners in the U.S. Expanding our business to attract customers, channel partners, and members in countries other than the U.S. in the future may be an element of our long-term business strategy and, to the extent we enter into international markets in the future, there are significant costs and risks inherent in conducting business in international markets. In addition, expansion into foreign markets would impose additional burdens on our executive and administrative personnel, finance, and legal teams, research and marketing teams, and general managerial resources. If we expand, or attempt to expand, into foreign markets, we will be subject to new business and regulatory risks, including:

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multiple, conflicting, and changing laws and regulations such as tax laws, privacy, data protection, and AI-related laws and regulations, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses, which may be more difficult to comply with than U.S. laws and regulations;

•	obtaining regulatory approvals or clearances where required for the sale of our programs and the delivery of connected devices provided in connection with our programs in various countries;

•	increased management, infrastructure, and legal compliance costs associated with having customers, channel partners, and members in multiple jurisdictions;

•	requirements to maintain data and the processing of that data on servers located within the U.S. or in such other countries;

•	protecting and enforcing our intellectual property rights;

•	complexities associated with managing multiple payer reimbursement regimes, including government payers;

•	logistics and regulations associated with shipping our wireless scales, blood pressure monitors, blood glucose monitors, and other connected devices and supplies;

•	competition from companies with significant market share in international markets and with a better understanding of user preferences in such markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the effect of local and regional financial pressures on demand and payment for our programs, and exposure to foreign currency exchange rate fluctuations;

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natural disasters, political and economic instability, including wars, terrorism, political unrest, public health threats or outbreaks of disease (including a pandemic similar to the COVID-19 pandemic), boycotts, curtailment of trade, and other market restrictions; and

•	regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the Foreign Corrupt Practices Act (the “FCPA”).

Our ability to continue to expand our business and to attract talented employees, customers, channel partners, and members in various international markets will require considerable management attention and resources and is subject to the challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems, and commercial infrastructures. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our programs by customers and channel partners in these international markets. If we are unable to expand internationally and manage the complexity of international operations successfully, it could have a material adverse effect on our business, financial condition, results of operations, and prospects. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

We are continually executing on growth initiatives, strategies, and operating plans designed to enhance our business and enhance the efficacy of our programs, which may include expanding our programs to address additional chronic conditions. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies, and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits, including delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with changing regulatory requirements, and the incurrence of other unexpected costs associated with operating our business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies, and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

If the licensed physical therapists who provide services to our members are characterized as employees, our business, financial condition, and results of operations could be materially and adversely affected.

We enter into agreements with a professional corporation, Physera Physical Therapy Group, PC (“PPTG”), which enters into contracts with licensed physical therapists pursuant to which they render professional services to our members. PPTG typically engages most of these physical therapists as independent contractors, not employees.

An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that these physical therapists are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal, or foreign courts were to determine that these providers or experts are employees and not independent contractors, PPTG would be required to withhold income taxes, to withhold and pay social security, Medicare, and similar taxes and to pay unemployment and other related payroll taxes. PPTG would also be liable for unpaid past taxes and subject to penalties and could also potentially face claims for overtime or benefits. The costs of defending, settling, or resolving any claims relating to the independent contractor status of the physical therapists could be material. Further, any such reclassification could force us to restructure our relationship with PPTG, could force PPTG to modify its relationships with physical therapists, and could add complexity to our business model. As a result, any determination that these physical therapists are employees could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Cybersecurity, Information Systems, and Intellectual Property

Our information technology (“IT”) systems and those of our affiliated professional entities, or those used by our third-party service providers, vendors, business partners, or other contractors or consultants, may fail or suffer cybersecurity incidents, data breaches, and other disruptions, which could result in a material disruption of our systems or programs, compromise confidential information related to our business or of our customers or channel partners, including protected health information (“PHI”) and other sensitive or personal information of employees, covered individuals, and members, or prevent us from accessing critical information, potentially exposing us to liability or otherwise materially and adversely affecting our business, financial condition, results of operations, and prospects.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on IT systems and infrastructure to operate our business, including our member-facing mobile and web-based applications, any customer-facing aspects of our platform, and the systems we use for our own operations. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including intellectual property, proprietary business information, and personal information (including PHI) of our affiliated professional entities, customers, channel partners, members, employees (including with respect to our self-insured ERISA plans), consultants, contractors, third-party payers, business partners, and others. We have also outsourced elements of our IT systems and infrastructure, and as a result, a number of third-party service providers and vendors have access to our confidential information, the confidential information of customers and channel partners, and/or sensitive or personal information of covered individuals and members. We cannot conduct audits or formal evaluations of all aspects of all of our third-party service providers’ and vendors’ IT systems, and even where we do conduct audits or evaluations, we cannot be sure that our audits or evaluations will be comprehensive or that third-party service providers and vendors have sufficient measures in place to ensure the confidentiality, integrity, and availability of their IT systems and confidential information.

We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT systems and those of our affiliated professional entities, third-party service providers, vendors, business partners, and other contractors or consultants, and confidential information and data stored therein, including from diverse threat actors and attack vectors, including attack, damage, and interruption from computer viruses and malware (e.g., ransomware), natural disasters, terrorism, war, telecommunication, network, and electrical failures, hacking, cyberattacks, phishing attacks, and other social engineering schemes, malicious code, employee theft or misuse, human or technological error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors, or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. These risks may be exacerbated in the remote work environment. Moreover, the risk of a cybersecurity incident, breach, or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Due to the recent Russia-Ukraine conflict, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that is supportive of Ukraine. Cyberattacks are expected to continue to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection, and remove or obfuscate forensic evidence.

The costs to us to investigate and mitigate information security incidents including bugs, viruses, worms, malicious software programs, inadvertent exposure of confidential information or security incidents arising from human or technological error, and other causes of security vulnerabilities could be significant, and while we have implemented certain cybersecurity measures designed to protect the confidentiality, integrity, and availability of confidential information and our IT systems, including from system failure, accident, and security breach, there can be no assurance that our cybersecurity risk management program and processes will be fully implemented, complied with, or effective. The techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, and we may be unable to anticipate these techniques or implement adequate preventative measures. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches. We may also experience security breaches that may remain undetected for an extended period. Any security incident or other adverse impact to the availability, integrity, or confidentiality of our information systems or confidential information could result in unexpected interruptions, delays, disruption of our programs and our business operations, cessation of service, negative publicity and reputational impacts, significant financial liability to our members, customers, channel partners, regulators, or others, loss of customers or channel partners, loss of members, and other harm to our business and our competitive position, whether due to a loss of our trade secrets or other proprietary information or other disruptions.

We and certain of our third-party service providers and vendors are from time to time subject to cyberattacks and security incidents. For example, Delta Dental of California and affiliates, a dental insurance carrier for employees enrolled in our self-insured ERISA plan, was impacted by a security incident in May 2023 resulting from a vulnerability in a third-party file transfer software, MOVEit, that compromised certain of our employees’ personal information, but did not materially impact our business or operations. Further, in February 2024, Change Healthcare, an insurance claims processing vendor, experienced a cyberattack forcing the shutdown of its claims processing systems and potentially exposing sensitive data (the “Change Healthcare Incident”). Based on information shared to date, we do not believe the Change Healthcare Incident has materially affected our business, operations, or data. We do, however, rely on similar service providers and clearinghouses to process eligibility for certain of our members and their claims. Any cybersecurity incident, outage, or interruption impacting the systems of such service providers and clearinghouses could result in delays in our ability to process insurance claims, collect payments, and confirm insurance eligibility for members and require us to turn to alternative channels for such services, which may not be available on commercially reasonable terms, or be able to be accessed or implemented in a timely manner. While we do not believe that we have experienced any significant system failure, accident, or security breach to date, if we, our affiliated professional entities, service providers, vendors, business partners, other contractors, or consultants were to experience a significant cybersecurity breach of our or their IT systems or data or other significant cybersecurity incident, the costs associated with the incident response, investigation, system restoration or remediation, notification to customers and channel partners, regulators, and others, and future compliance costs could be material. In addition, our remediation efforts, or those of our vendors or service providers, may not be successful. Any cybersecurity incident affecting us, our affiliated professional entities, service providers, vendors, business partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures, and lead to regulatory scrutiny. We could incur or be exposed to potential liability, including class action and other litigation exposure. There can be no assurance that provisions typically included in our terms with members or in our agreements with our customers and channel partners that attempt to limit exposure to legal claims would be enforceable or adequate or would protect us from liabilities or damages. Even if a claim is not successful, any claim brought against us would likely be time-consuming and costly to defend and could seriously damage our reputation, brand, or business. Any cybersecurity incident affecting us could also subject us to regulatory action, investigation, or enforcement action, any of which could potentially result in penalties, fines, and significant legal liability. In addition, our competitive position could be harmed, and the further development and commercialization of our programs could be delayed. Any or all of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

We have contractual and legal obligations to notify relevant stakeholders of certain cybersecurity incidents and data breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others (including, in certain cases, the media) of cybersecurity incidents or data breaches involving certain types or quantities of data. For example, following the completion of this offering, we will be subject to an increasing number of reporting obligations in respect of material cybersecurity incidents. These reporting requirements have been proposed or implemented by a number of regulators in different jurisdictions, may vary in their scope and application, and could contain conflicting requirements. Certain of these rules and regulations may require us to report a cybersecurity incident before we have been able to fully assess its impact, or contain and remediate the underlying issue. Efforts to comply with such reporting requirements could divert management’s attention from our incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these rules could also result in monetary fines, sanctions, or subject us to other forms of liability. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers, channel partners, or members to lose confidence in the effectiveness of our security measures, and require us to expend significant capital and other resources to respond to, or alleviate problems caused by, the actual or perceived cybersecurity incident or data breach and otherwise comply with the multitude of foreign, federal, state, and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information (including PHI). Because we utilize third-party vendors and service providers, such as AWS and other cloud services that support our member-facing mobile and web-based applications, customer-facing aspects of our platform, and our own internal operations, successful cyberattacks that disrupt or result in unauthorized access to third-party IT systems can materially impact our operations and financial results. Such third parties, and the services they provide, which may be outside of our direct control, are subject to the same risk of experiencing, and have experienced, outages, other failures, and security breaches described above. Further, if we or our third-party vendors or service providers fail to detect or remediate in a timely manner a cybersecurity incident or an incident that otherwise affects a large amount of data of one or more customers or channel partners, or if we suffer an incident that impacts our ability to operate our programs, we may suffer damage to our reputation and our brand, and our business, financial condition, results of operations, and prospects may be materially and adversely affected.

Further, although we maintain insurance coverage, our insurance coverage may not cover all or any costs and liabilities incurred in relation to a cybersecurity incident or data breach, including indemnification obligations or other liabilities. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. Our risks are likely to increase as we continue to expand our platform, grow the number of customers, channel partners, and members that we serve, and process, store, and transmit increasingly large amounts of proprietary, sensitive and other confidential information.

Our proprietary technology may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could materially and adversely harm our business, financial condition, results of operations, and prospects.

Proprietary software development is time-consuming, expensive, and complex, and may involve unforeseen difficulties. Technical obstacles, problems, or design defects may prevent our proprietary technology from operating properly. If our platform or programs do not function reliably, malfunction, or fail to achieve the expectations of our customers, channel partners, or members in terms of performance, our customers, channel partners, members, or other business partners could assert liability claims against us, our customers, channel partners, and other business partners could attempt to cancel their contracts with us, or our members could disenroll from our programs. There can be no assurance that provisions typically included in our agreements with customers, channel partners, or other business partners or in our user agreements with members that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any of our customers, channel partners, members, or other business partners would likely be time-consuming and costly to defend and could seriously damage our reputation and brand and impair our ability to attract or maintain business.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been used by our members or other third parties. Any real or perceived errors, failures, bugs, malicious code, or other vulnerabilities discovered in our code or in open source or commercial software that may be integrated into our (or our vendors’ and service providers’) software could result in negative publicity and damage to our reputation, loss of customers and channel partners, loss of members, loss of, or delay in, market acceptance of our programs, loss of competitive position, loss of revenue, or liability for damages, overpayments, and/or underpayments, any of which could harm our member enrollment rates or cause us to lose members. Similarly, any real or perceived errors, failures, design flaws, or defects in the connected devices or other supplies provided in connection with our programs could have similar negative results. In such an event, we may be required or may choose to divert resources from other purposes or expend additional resources in order to help correct the problem. Such efforts could be costly, or ultimately unsuccessful. Even if we are successful at remediating any issues, we may experience damage to our reputation and brand, and our business, financial condition, results of operations, and prospects could be materially and adversely harmed.

Our business depends upon the interoperability of our programs and related connected devices across a number of devices, operating systems, and third-party applications that we do not control.

Our platform relies in part on interoperability with a range of diverse devices, operating systems, and third-party applications. We are dependent on the accessibility of our programs and related connected devices across these third-party operating systems and applications that we do not control. Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. Should the interoperability of our platform, programs, and related connected devices across devices, operating systems, and third-party applications decrease, or if our members are unable to easily and seamlessly access our applications or information stored in our platform, our business, financial condition, results of operations, and prospects could be materially and adversely harmed.

Our business depends on continued and unimpeded access to Internet or mobile connections for our programs and the related connected devices. If we or our members experience disruptions in service or if Internet or mobile service providers are able to block, degrade, or charge for access to our programs or the functionality of connected devices provided in connection with our programs, we could incur additional expenses and the loss of members.

We depend on the ability of our members to access the Internet and/or mobile connections. Currently, this access is provided by companies that have significant market power in the mobile, broadband, and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers, and operating system providers, any of whom could take actions that restrict, degrade, disrupt, or increase the cost of member access to our programs and the functionality of connected devices that we provide in connection with our programs, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity, or use of the Internet or mobile connections, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, our programs, increase our cost of doing business, and adversely affect our results of operations. See “—Changes in the regulation of the Internet could adversely affect our business.” We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity, and security to us and our members. As Internet and mobile device usage continue to experience growth in the number of users, frequency of use, and amount of data transmitted, the infrastructure that we and our members rely on may be unable to support the demands placed upon it. The failure of the infrastructure that we or our members rely on, even for a short period of time, could undermine our operations and harm our business, financial condition, results of operations, and prospects.

Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain, or successfully enforce our intellectual property rights, the commercial value of our programs will be adversely affected, and our competitive position, business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our success and ability to compete may depend in part on our ability to maintain and enforce existing intellectual property rights and to obtain, maintain, and enforce further intellectual property protection for our programs, both in the U.S. and in other countries. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, and trade secret laws, as well as licensing agreements and confidentiality procedures and contractual protections with our employees, affiliates, customers, channel partners, and other business partners. Our inability to obtain, maintain, protect, or enforce our intellectual property rights could result in our competitors offering similar products, which could harm our competitive position.

We rely in limited part on our portfolio of issued patents and pending patent applications in the U.S. to protect our intellectual property and our competitive position. However, the patent positions of technology and virtual care companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity, and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances that any of our issued patents have included, or that any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope that meaningfully protects our programs. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. Additionally, the issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and any patents issued to us may be challenged, narrowed, invalidated, held unenforceable, or circumvented, or may not be sufficiently broad to prevent third parties from producing competing programs similar in design to our programs. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference, or derivation proceedings challenging our patent rights. Further, patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes and we have not sought patent protection outside of the U.S. We may fail to file a patent application in a foreign jurisdiction where patent protection is ultimately desirable, and we may be precluded from doing so at a later date. For so long as we do not have patent protection outside of the U.S., our ability to protect uses of our technology by competitors in foreign jurisdictions may be limited.

Changes in either patent laws or in interpretations of patent laws may diminish the value of our current or future intellectual property or narrow the scope of our patent protection, which in turn could diminish the commercial value of our programs. There can be no assurance that any of our patents, any patents licensed to us, or any patents which we may be issued in the future will provide us with a competitive advantage or afford us protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including our competitors. Further, there can be no assurance that we will have adequate resources to enforce our patents. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

In addition, we also have agreements with our employees, consultants, and other third parties who may be involved in the conception or development of intellectual property that impose confidentiality obligations on them and obligate them to assign their inventions to us; however, these agreements may not be self-executing, not all relevant employees, consultants, or other third parties may enter into such agreements, or employees, consultants, or other third parties may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to third parties, and thus an agreement with us may be ineffective in perfecting ownership of intellectual property developed by those individuals. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

In addition to contractual measures, we protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee, consultant, or other third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, consultant, or other third party from misappropriating our trade secrets and providing them to a competitor, and any recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our intellectual property or confidential or proprietary information, such as our trade secrets, will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our programs that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may otherwise become known or be independently developed by others, including our competitors, in a manner that could prevent legal recourse by us. Further, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions, particularly with respect to trade secret rights. This could make it difficult for us to stop infringement or the misappropriation of our other intellectual property rights. If any of our intellectual property or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position, business, financial condition, results of operations, and prospects could be materially and adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our programs from the programs of our competitors and have registered or applied to register many of these trademarks. There can be no assurance that our trademark applications will be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks, and our trademarks may be circumvented or declared generic. In the event that our trademarks are successfully challenged, we could be forced to rebrand our programs, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. Additionally, we entered into a co-existence agreement with a third party with respect to trademarks with the word “Omada” that, among other things, places certain restrictions on both the third party’s and our ability to register, and to challenge the third party’s registration of, trademarks with the word “Omada” in certain product and service classes, in order to mitigate any risk of confusion. Any disputes concerning this co-existence agreement may cause us to incur significant litigation costs, which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects. In addition, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Moreover, third parties may file first for our trademarks in certain countries. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition in those jurisdictions.

We also license third parties to use our trademarks. In an effort to preserve our trademark rights, we include license terms in our agreements with these third parties, which govern the use of our trademarks and require our licensees to abide by certain use restrictions. Although we make efforts to monitor the use of our trademarks by our licensees, there can be no assurance that these efforts will be sufficient to ensure that our licensees abide by the terms of their licenses. In the event that our licensees fail to do so, our trademark rights could be diluted. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights. We do not regularly conduct monitoring for unauthorized use of our intellectual property at this time. From time to time, we seek to analyze our competitors’ programs or seek to enforce our rights against potential infringement, misappropriation, or violation of our intellectual property rights. However, the steps we take to protect our intellectual property rights may not be adequate to enforce our rights against such infringement, misappropriation, or violation. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our programs.

From time to time, we may be involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit that we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. If we initiate legal proceedings against a third party to enforce a patent covering a program, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office or made a misleading statement during prosecution. Third parties also may raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Mechanisms for such challenges include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our programs, or any future programs that we may develop.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our programs. Such a loss of patent protection could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we infringe, misappropriate, or otherwise violate the intellectual property rights of third parties or are subject to an intellectual property infringement or misappropriation claim, our ability to grow our business may be severely limited, and our business could be adversely affected.

From time to time, we may be the subject of threatened or actual patent or other litigation. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. We cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Our programs may infringe, or third parties may claim that they infringe, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the U.S. and abroad. These third parties may bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property-related lawsuit is brought against us, we could be forced to stop or delay sales of the program that is the subject of the suit. From time to time, we may receive letters from third parties drawing our attention to their patent rights. As the market for digital health solutions in the U.S. expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. The defense and prosecution of intellectual property lawsuits could result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination of any litigation or interference proceeding to which we may become a party could subject us to significant liabilities such as monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. Further, we may be required to redesign the applicable technology in a non-infringing manner, which may not be commercially feasible. As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay significant license fees, royalties or both. Licenses may not be available on commercially reasonable terms, or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses, we could be forced to cease some aspect of our business operations, which could harm our business significantly.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages, and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies, content, and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property, content, or technology. For example, certain of our customers and channel partners also provide us with limited rights to use their trademarks and trade names in conducting outreach campaigns directed at covered individuals. Disputes also may arise between us and our licensors regarding the intellectual property licensed to us under any license agreement, including disputes related to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our compliance with reporting, financial, or other obligations under the license agreement;

•	the amounts of royalties or other payments due under the license agreement;

•	whether and the extent to which we infringe, misappropriate, or otherwise violate intellectual property rights of the licensor that are not subject to the license agreement;

•	our right to sublicense applicable rights to third parties;

•	our right to transfer or assign the license; and

•	the ownership of intellectual property and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If we do not prevail in such disputes or if we fail to comply with any of the obligations under our license agreements, we may lose any or all of our rights under such license agreements or be required to pay damages, and the licensor may have the right to terminate the license. Termination by the licensor of certain of our license agreements would cause us to lose valuable rights, and could prevent us from selling our programs and services or adversely impact our ability to commercialize future programs and services. Our business may suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property is found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.

Our software platform contains, and may in the future contain, open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We use open source software in connection with our software platform and anticipate using open source software in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform, including requiring us to disclose our proprietary source code to the public. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such a use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms can be ambiguous. Additionally, we could face claims from third parties claiming ownership of, or demanding the release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering our platform unless and until we can re-engineer such source code in a manner that avoids infringement. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area, and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technology that is similar to or superior to ours. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.

Risks Relating to Governmental Regulation and Legal Matters

We operate in a highly regulated industry and changes in regulations or the implementation of existing regulations could affect our operations.

Our programs and our business activities are subject to rigorous regulation in the jurisdictions in which we operate. In particular, these laws govern the delivery of healthcare, including regulations concerning health information privacy, scope of practice, licensure, the corporate practice of physical therapy, fraud and abuse, exclusion and debarment, anti-kickback obligations, false claims, patient referrals, fee splitting, regulation of devices, and other aspects of healthcare delivery, as well as requirements for coverage and reimbursement by private health insurance providers and government payers. Our business may be affected by changes in any such laws and regulations, as well as by changes to the conditions for coverage and member financial responsibility for certain types of healthcare, the way in which reimbursement is calculated, or the ability to obtain coverage. There are also numerous regulatory schemes, including with respect to data interoperability and information blocking, that do not currently apply to our programs or our business but that we could become subject to in the future as a result of regulatory changes.

The regulations that cover, or that in the future could cover, our programs and our business can be burdensome and subject to change on short notice, exposing us to the risk of increased costs and business disruption, and regulatory requirements may affect or delay our ability to market our new programs. Regulatory authorities and legislators have been recently increasing their scrutiny of the healthcare industry, and there are ongoing regulatory efforts to reduce healthcare costs that may intensify in the future. For example, the U.S. Congress recently considered legislative reforms to PBM fee structures, and the Trump Administration has signaled its intent to pursue drug pricing reform. New laws or regulations that negatively impact health plans, PBMs, or other customers or channel partners could materially and adversely affect our business, financial condition, results of operations, and prospects. Our business is also sensitive to any changes in tort and product liability laws.

Our use and disclosure of personal information, including health information, is subject to federal and state privacy and security laws and regulations, and our or our affiliated professional entities’ actual or perceived failure to comply with such laws and regulations or to adequately secure the personal information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our business, financial condition, results of operations, and prospects.

The global data protection landscape is rapidly evolving, and there has been an increasing focus on data privacy and protection issues with the potential to affect our business. We and our affiliated professional entities are, or may become, subject to numerous federal, state, and foreign laws, requirements, and regulations governing the collection, transmission, use, processing, disclosure, storage, retention, security, and other processing of personal information, such as information that we may collect in connection with conducting our business in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use, and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability, or impose additional costs on us. The cost of compliance with these laws, regulations, and standards, including costs related to organizational changes, modifying our data processing practices and policies, implementing additional protection technologies, training employees, and engaging consultants, is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state, or foreign laws or regulations, our internal policies and procedures, or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, fines, public censure, claims by third parties, damage to our reputation, loss of goodwill, and loss of customers, channel partners, or members, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In the ordinary course of our business, we and our affiliated professional entities collect and store confidential information, including PHI, personal information, intellectual property, and proprietary business information owned or controlled by ourselves or our customers, channel partners, members, covered individuals, third-party payers, business partners, and other parties. We also collect and store personal and sensitive information of our employees, consultants, and contractors. We manage and maintain our applications and data utilizing cloud-based data centers for personal information. We utilize external security and infrastructure vendors to manage parts of our data centers. As a healthcare provider and, at times, a business associate of our customers and channel partners, we and our affiliated professional entities must comply with the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (collectively, “HIPAA”). We also must comply with HIPAA in regard to certain of our self-insured health benefits for our employees and their dependents. HIPAA establishes privacy and security standards that limit the use and disclosure of PHI and imposes privacy, security, and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities, and their covered subcontractors. We and our affiliated professional entities must comply with HIPAA requirements, including the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information.

Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Services (“HHS”) may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HIPAA imposes mandatory penalties for certain violations; however, a single breach incident can result in violations of multiple standards, which could result in significant fines. HIPAA also authorizes state attorneys general to file suit on behalf of their residents and enables courts to award damages, costs, and attorneys’ fees related to violations of HIPAA in connection with those suits. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations, prospects, and reputation.

HIPAA further requires that individuals be notified in certain instances of unauthorized acquisition, access, use, or disclosure of their unsecured PHI. Covered entities must report breaches of unsecured PHI to affected individuals without unreasonable delay, not to exceed 60 days following discovery of the breach by a covered entity or its agents. Notification also must be made to the HHS Office for Civil Rights and, in certain circumstances involving large breaches, to the media. Business associates must report breaches of unsecured PHI to covered entities within 60 days of discovery of the breach by the business associate or its agents or such shorter period as may be provided for in contractual agreements. A non-permitted use or disclosure of PHI is presumed to be a breach under HIPAA unless the covered entity or business associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA. Any obligations to send such notifications could severely damage our reputation and affect the confidence of our customers, channel partners, and members.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, our affiliated professional entities, and our future customers, channel partners, and strategic partners. For example, the CCPA requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may be required. Similar laws have been passed in other states and are continuing to be proposed at the state and federal level, including a new comprehensive federal data protection law to which we would become subject to, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws may have potentially conflicting requirements that would make compliance challenging.

Furthermore, the U.S. Federal Trade Commission (“FTC”) and many state attorneys general continue to enforce federal and state consumer protection laws against companies that mislead customers about HIPAA compliance, make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of PHI and certain other personal information, fail to implement policies to protect PHI and certain other personal information, and use online collection, use, dissemination, and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Additionally, federal and state consumer protection laws are increasingly being applied by FTC and state attorneys general to regulate the collection, use, storage, and disclosure of personal information, through websites or otherwise, and to regulate the presentation of website content. There are also a number of legislative proposals in the U.S., at both the federal and state level, that could impose new obligations in areas such as e-commerce and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that these future laws, regulations, and standards may have on our business.

Although we and our affiliated professional entities work to comply with applicable laws, regulations and standards, our contractual obligations, and other legal obligations, these requirements are evolving and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us, our affiliated professional entities, or our employees, representatives, contractors, consultants, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage to our reputation, negative publicity, members curtailing their use of, or ceasing to use, our programs and/or the loss of customers, channel partners, or covered individuals, loss of goodwill, significant costs for remediation, notification to individuals, and for measures to prevent future non-compliance, each which may materially and adversely affect our business, financial condition, results of operations, and prospects. Any losses, costs, or liabilities may not be covered by, or may exceed the coverage limits of, applicable insurance policies.

If we or our affiliated professional entities fail to comply with federal and state healthcare regulatory laws, we could be subject to penalties, including, but not limited to, administrative, civil and criminal penalties, damages, fines, disgorgement, exclusion from participation in governmental healthcare programs, and the curtailment of our operations, any of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

We and our affiliated professional entities are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we and our affiliated professional entities conduct our operations, including sales and marketing practices directed at potential customers and channel partners, benefit outreach practices directed at covered individuals, consumer incentives, and other promotional programs, and other business practices. Such laws include, without limitation:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare, state Medicaid programs, and TRICARE. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician self-referral law, the Stark Law, which, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services (“DHS”), if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such DHS;

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the federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute or Stark Law constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, an individual or entity from offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider;

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HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items, or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	a provision of the federal Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

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state law equivalents of each of the above federal laws, including state anti-kickback, self-referral, and false claims laws that apply more broadly to healthcare items or services paid by all payers, including self-pay patients and private insurers, that govern our interactions with consumers or restrict payments that may be made to healthcare providers and other potential referral sources;

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the Federal Trade Commission Act and federal and state consumer protection, advertisement, and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the FCPA, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof;

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requirements pertaining to compliance program obligations and record retention, among others, applicable to our business as a first-tier or downstream entity providing certain services to Medicare Advantage organizations, Medicaid managed care plans, or other entities that administer government healthcare programs; and

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requirements applicable to our business at times in providing services to fulfill government contracts (typically as a subcontractor). In providing those services, we are required to comply with applicable government contract requirements such as the U.S. Federal Acquisition Regulation (the “FAR”) and agency regulations supplementing the FAR. Our failure to comply with these laws and regulations may expose us to reputational harm, criminal prosecution, suspension and debarment, breach of contract actions, and the False Claims Act, as well as other remedial measures.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our financial arrangements with customers and channel partners, any lead generation agreements for acquiring customers or channel partners, and any outreach initiatives directed at covered individuals, do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our or our affiliated professional entities’ operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, including Medicare, state Medicaid programs, TRICARE, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, and the curtailment or restructuring of our operations. We or our affiliated professional entities may also be contractually required to indemnify and hold harmless third parties, such as customers or channel partners, from the costs of any failure to comply with applicable law. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

The U.S. Food and Drug Administration (the “FDA”) may modify its enforcement policies with respect to medical software products, and our software applications may become subject to extensive regulatory requirements, which may increase the cost of conducting, or otherwise harm, our business.

We develop and offer certain software applications, some of which involve the use of AI technologies, to our members and coaches. The FDA may regulate medical or health-related software, including machine learning functionality and predictive algorithms, if such software falls within the definition of a “medical device” under the Federal Food, Drug, and Cosmetic Act (“FDCA”). Medical devices are subject to extensive and rigorous regulation by the FDA and by other federal, state, and local authorities.

The FDCA and related regulations govern the conditions of safety, efficacy, clearance, approval, manufacturing, quality system requirements, labeling, packaging, distribution, storage, recordkeeping, reporting, marketing, advertising, and promotion of medical devices. However, historically, the FDA has exercised enforcement discretion for certain low-risk software functions and has issued several guidance documents outlining its approach to the regulation of software as a medical device. In addition, the 21st Century Cures Act amended the FDCA to exclude from the definition of “medical device” certain medical-related software, including software used for administrative support functions at a healthcare facility, software intended for maintaining or encouraging a healthy lifestyle, software designed to store electronic health records, software for transferring, storing, or displaying medical device data or in vitro diagnostic data, and certain clinical decision support software. We believe our current software applications for our Care Teams generally provide clinical decision support functionality that is exempt from the FDCA’s definition of a “medical device.” Our current software applications and AI technologies only deliver recommendations directly to members in a manner intended for maintaining or encouraging a healthy lifestyle, and we believe that this functionality is also exempt from the FDCA’s definition of a “medical device.” Therefore, we believe that our software applications are not currently regulated by the FDA as medical devices or otherwise subject to FDA’s current enforcement discretion policies applicable to software. However, there is a risk that the FDA could disagree with our determination if, for example, it is perceived that we are providing, or if we unintentionally provide, automated diagnoses or automated delivery of healthcare to our members. Additionally, the FDA could alter its enforcement discretion policies or our strategy for the use of AI and software could change. Any of the above may subject our software applications to more stringent medical device regulations.

If the FDA determines that any of our current or future software applications are regulated as medical devices and not otherwise subject to enforcement discretion, we would become subject to various requirements under the FDCA and the FDA’s implementing regulations. If this occurs, we may be required to cease marketing or to recall our applications until we obtain the requisite clearances or approvals, which would entail significant cost and could harm our reputation, business, financial condition, results of operations, and prospects. The process of seeking clearance or approval can be expensive and time-consuming, and there is no guarantee that we would be successful in obtaining the necessary approvals.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, or comparable state or foreign regulatory authorities, including: untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties, recalls, termination of distribution, administrative detentions, seizure of our products, operating restrictions, partial suspension or total shutdown of production, delays in or refusal to grant clearances or approvals, prohibitions on sales of our products, and criminal prosecution. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

We are dependent on our relationships with affiliated professional entities, which we do not own, to provide physical therapy services, and our business would be adversely affected if those relationships were disrupted or if our arrangements with such affiliated professional entities or our customers or channel partners are found to violate state laws prohibiting the corporate practice of physical therapy or fee splitting.

The laws of many states, including states in which many of our customers and channel partners are located, prohibit us from exercising control over the medical judgments or decisions of physical therapists and from engaging in certain financial arrangements, such as splitting professional fees with physical therapists. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion, and are subject to change and to evolving interpretations by state boards of physical therapy and state attorneys general, among others. We enter into agreements with a professional corporation, PPTG, which enters into contracts with licensed physical therapists pursuant to which they render professional services. Our agreements include management services agreements with PPTG pursuant to which the professional entity reserves exclusive control and responsibility for all aspects of the practice of physical therapy and the delivery of medical services. In addition, we enter into contracts with our customers and channel partners on behalf of PPTG to deliver professional services in exchange for fees. Changes in, or subsequent interpretations of, the corporate practice of physical therapy or fee-splitting prohibitions could circumscribe our business operations, and state officials who administer these laws or other third parties may successfully challenge our existing organization and contractual arrangements. If such a claim were successful, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. A determination that these arrangements violate state statutes, or our inability to successfully restructure our relationships with PPTG to comply with these statutes, could eliminate customers and channel partners located in certain states from the market for our programs, which would have a material adverse effect on our business, financial condition, results of operations, and prospects. State corporate practice of physical therapy doctrines also often impose penalties on physical therapists themselves for aiding the corporate practice of physical therapy, which could discourage physical therapists from providing services needed for our programs. We do not own PPTG which is wholly owned by licensed physical therapists. While we expect that this relationship will continue, we cannot guarantee that it will. A material change in our relationship with PPTG, whether resulting from a dispute among the entities, a change in government regulation, or the loss of these affiliations, could impair our ability to provide services to our members and could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, the arrangement in which we have entered to comply with state corporate practice of physical therapy doctrines could subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud, waste, and abuse laws. Any scrutiny, investigation, or litigation with regard to our arrangement with PPTG could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We, our affiliated professional entities, and our other business partners may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against both us, our affiliated professional entities, and our other business partners. Successful medical liability claims could result in substantial damage awards that exceed the limits of any insurance coverage. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to us, our affiliated professional entities, or our other business partners at acceptable costs or at all.

Any claims made against us may adversely affect our business or reputation, and any claims that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us, and divert the attention of our management and our partners from our operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to risks from legal and arbitration proceedings that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities involving, among other things, product liability, product defects, intellectual property infringement, employment matters, and/or alleged violations of other applicable laws in various jurisdictions. We may not be insured against all potential damages that may arise out of any claims to which we may be party in the ordinary course of our business. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages.

The outcome of pending or potential future legal and arbitration proceedings is difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, the costs related to litigation and arbitration proceedings may be significant, and any legal or arbitration proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Failure to comply with the FCPA, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other laws in the U.S. and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Certain suppliers and manufacturers of devices and supplies provided in connection with our programs are located in countries known to experience corruption. Business activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors, or agents that could be in violation of various laws, including the FCPA and anti-bribery laws in these countries, even though these parties are not always subject to our control. While we have implemented policies and procedures designed to discourage these practices by our employees, consultants, and agents and to identify and address potentially impermissible transactions under such laws and regulations, we cannot assure you that none of our employees, consultants, and agents will take actions in violation of our policies, for which we may be ultimately responsible.

We are also subject to certain economic and trade sanctions programs that are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties or reputational harm, which could adversely affect our business, financial condition, results of operations, and prospects.

Changes in the regulation of the Internet could adversely affect our business.

Laws, rules, and regulations governing Internet communications, advertising, and e-commerce are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing, and advertising, user privacy and data security, search engines, and Internet tracking technologies. Future taxation on the use of the Internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could increase our operating expenses and expose us to significant liabilities. To the extent any such regulations require us to take actions that negatively impact us, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Legislative or regulatory healthcare reforms or reductions in government spending may make it more difficult and costly to produce, market, and distribute our programs or to do so profitably.

Recent political, economic, and regulatory influences are subjecting the healthcare industry to fundamental changes. Federal and state governments in the U.S. and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare, improve quality of care, and expand access to healthcare. For example, the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act (the “ACA”), made major changes in how healthcare is delivered and reimbursed and increased access to health insurance by the uninsured and underinsured population of the U.S. The ACA, among other things, increased the number of individuals eligible for Medicaid and private insurance coverage, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud, waste, and abuse laws, and encouraged the use of IT.

In addition, the ACA requires (with limited exceptions) that private health plans cover certain recommended preventive services without imposing member cost-sharing. For these purposes, “preventive services” refer to services selected by certain agencies, including the U.S. Preventive Services Task Force. Qualified health plans for individuals and the small-group market must also cover certain “essential benefits,” including chronic disease management, although those plans may meet that ACA requirement with other services and are not required to cover Omada’s programs specifically. Any changes to these coverage requirements and/or cost-sharing prohibitions could materially and adversely affect our business, financial condition, and results of operations.

Separately, individuals covered by high-deductible health plans may receive preventive care, including certain preventive services identified by agencies like the U.S. Preventive Services Task Force and certain other items identified by the U.S. Internal Revenue Service (the “IRS”), without cost-sharing, even if the high deductible has not yet been met, while remaining eligible to make health savings account (“HSA”) contributions. High-deductible health plan participants may also receive disease management or wellness programs that do not provide significant benefits in the nature of medical care or treatment, without cost-sharing, even if the high deductible has not yet been met, while remaining eligible to make HSA contributions.

Recently, the ACA’s delegation to the U.S. Preventive Services Task Force to recommend preventive services for ACA-compliant plans was challenged in Braidwood Management Inc., et al. v. Xavier Becerra, et al. The U.S. Court of Appeals for the Fifth Circuit agreed with the lower court that the U.S. Preventive Services Task Force’s recommendations were not binding. As a result, ACA-compliant plans would not be required to cover preventive services without cost-sharing. The U.S. Supreme Court is scheduled to review the decision. Regardless of the U.S. Supreme Court’s decision with respect to whether the U.S. Preventive Services Task Force recommendations are mandatory for ACA-compliant plans, the IRS has issued guidance indicating that those same recommended services will continue to be considered preventive care that does not affect HSA eligibility for a high-deductible plan participant. Nevertheless, any future changes to this guidance or to the types of care that high-deductible health plan participants may receive without cost-sharing may require us to collect cost-sharing for those individuals, cause fewer customers and channel partners to make our programs available, cause fewer covered individuals to choose to enroll in our programs, and materially and adversely affect our business, financial condition, results of operations, and prospects.

Other legislative changes have been adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers, which began in 2013 and, due to subsequent legislative amendments, will stay in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially and adversely affect demand for our programs among customers, channel partners, and members and affordability for our programs and, accordingly, our business, financial condition, results of operations, and prospects. Federal, state, or local budget cuts and cancellation of grants to state and local health departments and other agencies have reduced, and may continue to reduce, the number of individuals covered by those government funds for our programs. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, which first affected physician payment in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall healthcare reimbursement. Such changes in the regulatory environment may also result in changes to our payer mix that may affect our operations and revenue. Further, the ACA may adversely affect payers by increasing medical costs generally, which could have an effect on the industry and potentially impact our business and revenue as payers seek to offset these increases by reducing costs in other areas. Certain of these provisions are still being implemented, and the full impact of these changes on us cannot be determined at this time. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third-party payers will pay for healthcare products and services, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

We are subject to consumer protection laws that regulate our marketing and benefit outreach practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our programs or marketing, advertising, or benefit outreach efforts.

In connection with the marketing or advertisement of our programs to potential customers and channel partners and our benefit outreach to covered individuals, we could be the target of claims relating to false, misleading, deceptive, or otherwise noncompliant advertising, marketing, or outreach practices, including under the auspices of the FTC and state consumer protection statutes. To the extent we use third parties to assist with or conduct any marketing, advertising, or benefit outreach regarding our programs, we could be liable for, or face reputational harm as a result of, their practices if, for example, they fail to comply with applicable statutory and regulatory requirements.

If we are found to have breached any consumer protection, advertising, unfair competition, or other laws or regulations, we may be subject to enforcement actions that require us to change our marketing or advertising to potential customers and channel partners, our benefit outreach to covered individuals, and other business practices in a manner which may negatively impact us. This could also result in litigation, fines, penalties, and adverse publicity that could cause reputational harm and loss of trust from customers, channel partners, and members, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Certain of the devices and supplies provided in connection with our programs are subject to extensive government regulation at the federal and state level, and any failure by the producers of such devices to comply with applicable requirements could harm our business.

Certain of the devices provided in connection with our programs, including blood pressure monitors and blood glucose monitors (including continuous glucose monitors), are medical devices that are subject to extensive regulation in the U.S., including by the FDA and state agencies. The FDA regulates, among other things, the design, development, research, manufacture, testing, packaging, distribution, storage, recordkeeping, reporting, labeling, marketing, promotion, advertising, sale, import, and export of devices. We rely on third parties to supply and manufacture the devices provided in connection with our programs. Applicable medical device regulations are complex and have tended to become more stringent over time, and regulatory changes could result in restrictions on the ability of our manufacturers to supply the devices that we provide to members in connection with our programs.

Certain of the connected devices we provide to our members, including the blood glucose monitors and blood pressure monitors, have received 510(k) clearance. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that the proposed device is “substantially equivalent” to a legally marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (a pre-amendments device), a device that was originally on the U.S. market pursuant to an approved premarket approval (“PMA”) application and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy, and uncertain. We do not manufacture, reprocess, remanufacture, export, or act as an initial importer or specification developer for the medical devices we provide to members, nor have we sought or obtained 510(k) clearance, PMA approval, or other marketing authorizations for the connected devices provided in connection with our programs. We remain wholly reliant on our suppliers and contract manufacturers to obtain the requisite marketing authorizations for their products and to comply with their respective obligations to comply with applicable FDA regulations and other legal requirements. We cannot assure you that our suppliers and contract manufacturers will comply with applicable laws and regulation, nor can we assure that any particular medical device we may seek to provide in connection with our programs will be approved or cleared by the FDA in the manner in which we expect. Any failures by our suppliers or third-party manufacturers to comply with applicable laws or regulations enforced by the FDA and comparable regulatory authorities, or any delay or failure by such parties to obtain necessary regulatory clearances or approvals for the devices we use in connection with our programs, if required in the future, could harm our business.

If our third-party suppliers fail to comply with the FDA’s Quality Systems Regulation or similar foreign regulations, our ability to distribute the connected devices that are provided to members in connection with our programs could be impaired.

Certain of our third-party suppliers are required to comply with the FDA’s Quality System Regulation (“QSR”) and similar foreign regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of the connected devices that are provided to members in connection with our programs. The FDA and foreign regulators audit compliance with the QSR and similar foreign regulations through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA or foreign regulators may impose inspections or audits at any time.

We cannot guarantee that our third-party suppliers will take the necessary steps to comply with applicable regulations, and their failure to do so could cause delays in the manufacture and delivery of our products. In addition, a third-party supplier’s failure to comply with applicable FDA requirements or later discovery of previously unknown problems with the connected devices or manufacturing processes for the connected devices could result in, among other things:

•	suspension or withdrawal of future clearances or approvals;

•	seizures or recalls of the connected devices;

•	total or partial suspension of production or distribution for the connected devices;

•	administrative or judicially imposed sanctions against the connected devices; and

•	refusal to permit the import or export of the connected devices;

Any of these actions could significantly and negatively impact supply of the connected devices that we are required to provide to members in connection with our programs. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and channel partners and suffer reduced revenue and increased costs.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

Our ability to conduct our business in a particular U.S. state is directly dependent upon the applicable laws governing virtual healthcare and healthcare delivery in general in such location, which vary from state to state and are subject to changing political, regulatory, and other influences. With respect to virtual care services, in the past, state medical and physical therapy boards have established new rules or interpreted existing rules in a manner that has limited or restricted our and our affiliated professional entities’ ability to conduct business as it was conducted in other states. Some of these actions have resulted in litigation and the suspension or modification of virtual care operations in certain states. Although we do not believe that any services provided by us include physician services, the extent to which a state regulatory authority considers particular actions or relationships to constitute practicing medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each with broad discretion, and requirements for the practice of physical therapy may apply to services we provide in Omada for MSK. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with applicable laws.

Additionally, it is possible that the laws and rules governing the provision of healthcare, including virtual healthcare, in one or more jurisdictions may change in a manner deleterious to our business. For example, in

August 2024, Illinois passed an amendment to the Illinois Physical Therapy Act, effective as of January 2025, that limits physical therapists’ ability to provide physical therapy via telehealth to patients in Illinois. The amendment requires, among other things, that initial physical therapy evaluations without a referral or established diagnosis be performed in person and cannot be performed via telehealth unless necessary to address a documented hardship, including geographical, physical, or weather-related conditions. Further, the amendment states that the use of telehealth as a primary means of delivering physical therapy must be an exception supported by documentation. The amendment also requires that a physical therapist providing virtual care must have the capacity to provide in-person care within Illinois. Since the passage of this amendment, we have made adjustments to the manner in which we offer our platform and programs in Illinois to comply with these requirements.

Increased regulation and legislative review of virtual healthcare practices could further increase our costs of doing business. Authorities may not agree with our interpretation of existing or future legislation and regulation, which may require us to incur additional costs. Further, states may pass new measures, including measures similar to those in Illinois, which may restrict the delivery of virtual physical therapy or add new requirements, including requirements that members receiving physical therapy have the right to request and receive in-person care. If states pass additional measures, we may need to make adjustments to the delivery of our platform and programs in those jurisdictions, which could make it difficult and more expensive to operate our business in general or to operate our business in those states, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

If a legal challenge to our activities and arrangements is successful, or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations as well as the operations of our affiliated professional entities in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Failure to comply with these laws could also result in professional discipline for the affiliated professional entities’ providers or civil or criminal penalties.

Risks Relating to Financial and Accounting Matters

Our ability to use our net operating loss carryforwards and other tax attributes may be limited due to certain provisions of the Internal Revenue Code or state tax law.

We have incurred substantial losses during our history and may never achieve profitability. U.S. federal net operating loss carryforwards (“NOLs”) we generated in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized, and federal NOLs we generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually for tax years beginning after December 31, 2020.

Realization of these NOLs depends on future taxable income, and there is a risk that our existing NOLs could expire unused and be unavailable to offset future taxable income, which could adversely affect our results of operations.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as tax credits) to offset its post-change taxable income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our effective tax rate may vary significantly from period to period.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations, or rates, both within and outside the U.S., structural changes in our business, new accounting pronouncements or changes to existing accounting pronouncements, non-deductible goodwill impairments, changing interpretations of existing tax laws or regulations, changes in the relative proportions of revenue and income before taxes in the various jurisdictions in which we operate that have different statutory tax rates, the future levels of tax benefits of equity-based compensation, changes in overall levels of pretax earnings, or changes in the valuation of our deferred tax assets and liabilities. Additionally, we could be challenged by state and local tax authorities as to the propriety of our sales tax compliance, and our results could be materially impacted by these compliance determinations.

In addition, our effective tax rate may vary significantly depending on the market price of our common stock. The tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. In periods in which the market price of our common stock is higher than the grant price of the share-based compensation vesting in that period, we will recognize excess tax benefits that will decrease our effective tax rate. In future periods in which our stock price is lower than the grant price of the share-based compensation vesting in that period, our effective tax rate may increase. The amount and value of share-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of share-based compensation on our effective tax rate. These tax effects are dependent on the market price of our common stock, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial condition.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, results of operations, and financial condition.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. This challenge will continue to increase as we expand our operations globally. Changes in tax laws, issuance of new tax rulings, or changes in interpretations of existing laws could cause us to be subject to additional income-based taxes and non-income-based taxes, including payroll, sales, use, value-added, digital, net worth, property, and goods and services taxes, which in turn could adversely affect our results of operations and financial condition. In particular, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, the imposition of minimum taxes or surtaxes on certain types of income, significant changes to the taxation of income derived from international operations, and it may enact further limitations on the deductibility of business interest. For example, on August 16, 2022, the Inflation Reduction Act (the “IRA”) was signed into law in the U.S. Among other changes, the IRA, along with subsequent regulations, imposes a minimum tax on certain corporations with book income of at least $1 billion, subject to certain adjustments, and a 1% excise tax on certain stock buybacks and similar corporate actions.

In addition, many countries in the European Union, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations in the future. We are unable to predict what changes to the tax laws of the U.S. and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any of these or similar developments or changes to tax laws or rulings (which changes may have retroactive application) could adversely affect our effective tax rate and our results of operations and financial condition.

The applicability of sales, use, and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to us, our customers, or our channel partners, which could subject us to additional tax liability and related interest and penalties, increase the costs of our programs, and adversely impact our business.

The application of federal, state, local, and international tax laws to services provided electronically is evolving. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to services provided over the Internet or could otherwise materially affect our results of operations and financial condition.

In addition, state, local, and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added, and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect). We have not collected sales taxes in all jurisdictions in which our customers and members are located, and we believe we may have exposure for potential sales tax liability, including interest and penalties, for which we have established a reserve in our financial statements, and any sales tax exposure may be material to our operating results. Although our contracts with customers and channel partners typically provide that our customers and channel partners must pay all applicable sales and similar taxes, they may be reluctant to pay back taxes and associated interest or penalties, or we may determine that it would not be commercially feasible to seek reimbursement. In addition, we, our customers, or our channel partners could be required to pay additional tax amounts on both future as well as prior sales, and possibly fines or penalties and interest for past due taxes. If we are required to collect and pay back taxes and associated interest and penalties, and if the amount we are required to collect and pay exceeds our estimates and reserves, or if we are unsuccessful in collecting such amounts from our customers or channel partners, we could incur substantial unplanned expenses, thereby adversely impacting our operating results and cash flows. Imposition of such taxes on our services going forward or collection of sales tax from our customers or channel partners in respect of prior sales could also adversely affect our sales activity and have a negative impact on our operating results and cash flows.

One or more states may seek to impose incremental or new sales, use, value added, or other tax collection obligations on us, including for past sales by us or our channel partners. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, value added, or other taxes on our programs could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage members from utilizing our programs or otherwise harm our business, results of operations, and financial condition.

Our cash deposits with financial institutions exceed insured limits.

We maintain the majority of our cash and cash equivalents in accounts with one or more U.S. financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of financial institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. For example, bank failures in early 2023 impacted the timing of the collection of our receivables as we switched depositories. Any inability to access or delay in accessing these funds could adversely affect our business and financial condition.

Changes in accounting principles or the interpretation thereof by the Financial Accounting Standards Board (“FASB”) affecting consolidation of entities could impact our consolidation of total revenues derived from PPTG.

Our financial statements are consolidated and include the accounts of PPTG, a professional corporation owned and operated by physical therapists that was determined to be a variable interest entity (“VIE”) for which we are the primary beneficiary, which consolidation is effected in accordance with applicable accounting rules. In the event of a change in accounting principles promulgated by FASB or in FASB’s interpretation of its principles, an adverse determination by a regulatory agency or a court, or a change in federal or state law relating to the ability to maintain present agreements or arrangements with PPTG, we may not be permitted to continue to consolidate the total revenues of PPTG. While our revenues derived from PPTG are not material, in the event PPTG revenues were to become a material portion of our revenues in the future, any inability to include the accounts of PPTG in our financial statements could adversely affect our business, results of operations, and financial condition.

Risks Relating to Our Common Stock and this Offering

There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has been no public market for our common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering. The market value of our common stock may decrease from the initial public offering price. Furthermore, an inactive market may also impair our ability to raise capital in the future by selling shares of our common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As a result of our “emerging growth company” status, we may take advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the U.S. Securities and Exchange Commission (the “SEC”) and the exchange our securities are listed on. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action, and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our results of operations or financial condition, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated.

We have experienced control deficiencies, including material weaknesses, in our internal control over financial reporting and may experience control deficiencies in the future. In preparing the financial statements as of and for the years ended December 31, 2023 and 2024, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management determined they had not fully maintained all components of the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”), a system for establishing internal controls. Specifically, the control deficiencies related to: (i) inadequate segregation of duties within our financial reporting process, leading to certain duties being performed by the same individuals, (ii) an insufficient complement of personnel with an appropriate level of technical knowledge to properly account for significant transactions, and (iii) inadequate formalized processes and control activities to support the financial close and reporting process, including the review of financial information, account analysis, and journal entries.

These material weaknesses resulted in adjustments to the financial statements.

In response to the identified material weaknesses, we are committed to improving our internal control over financial reporting by implementing a remediation plan that includes:

•	hiring additional qualified professionals with appropriate levels of knowledge and experience to assist in the timely resolution of accounting issues in non-routine or complex transactions;

•	implementing additional procedures to ensure a greater degree of segregation of duties and refining processes for user access within financial reporting;

•	investing in additional technology infrastructure and refinement to enhance monitoring of financial transactions and exceptions and to promote related data integrity;

•	further developing and documenting formal business processes and controls related to financial reporting; and

•	instituting a system of independent reviews of our financial information, accounting analyses, and related disclosures by knowledgeable personnel.

While we believe that these efforts will improve our internal control over financial reporting, the design and implementation of our remediation is ongoing and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles. Our remediation actions are subject to ongoing review by our senior management and oversight from our audit committee. We will not be able to conclude whether these remediation actions will fully remediate the material weaknesses in our internal control over financial reporting until we have completed our remediation efforts and subsequent evaluation of their effectiveness.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate our existing material weaknesses or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, prospects, financial condition, contractual restrictions, and capital requirements. Additionally, our ability to pay cash dividends on our capital stock is limited by the terms of our Credit Agreement and may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be composed of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If actual circumstances differ from those in our assumptions, our operating and financial results could fall below our publicly announced guidance or the expectations of investors. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or investors generally, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We will have broad discretion in the use of net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, prospects, and financial condition could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock is expected to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $     per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed  % of the aggregate price paid by all purchasers of our common stock but will own only approximately  % of our total equity outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

We might require additional capital to support business growth, and this capital might not be available on terms favorable to us, or at all, and may dilute existing stockholders’ ownership of our common stock.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new programs, enhance our existing programs, enhance our operating infrastructure, expand internationally, and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations and include covenants or other restrictions that would impede our ability to manage our operations. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us, or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of    , 2025, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates held approximately  % of our outstanding voting stock and, upon the closing of this offering, that same group will hold approximately  % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up agreements or market standoff agreements and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of     , 2025 and assuming (i) the conversion of our outstanding redeemable convertible preferred stock as of     , 2025 into an aggregate of       shares of our common stock immediately prior to the completion of this offering, (ii) no exercise of the underwriters’ option to purchase additional shares of common stock, and (iii) no exercise of outstanding options or warrants subsequent to     , 2025, upon the closing of this offering, we will have outstanding a total of      shares of common stock. Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

In connection with this offering, we, our directors, our executive officers, and the record holders of substantially all of our outstanding securities have entered or will enter into lock-up agreements with the underwriters or are subject to market standoff agreements with us. In particular, we and each of our directors and our executive officers and certain other record holders that together represent approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exercisable or exchangeable for our common stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering. The lock-up agreements pertaining to this offering include restrictions on the sale, transfer, or other disposition of shares during the period ending (i) 180 days from the date of this prospectus, or (ii) if the period ending 180 days after the date of this prospectus is scheduled to end during, or within five trading days prior to, a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy (a “Blackout Period”), then the date that is ten trading days prior to the commencement of such Blackout Period (such period, the “restricted period”). Furthermore, (i) an additional approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed to not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock held immediately prior to the effectiveness of this registration statement, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common stock during the restricted period and (ii) an additional approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock are subject to restrictions contained in market standoff agreements with us that include restrictions on the sale, transfer, or other disposition of shares during the restricted period. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, and employees. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our common stock. After the restricted period expires, substantially all of the securities subject to such lock-up and market standoff restrictions will be eligible for sale in the public market subject to compliance with applicable securities laws, approximately    of which shares are held by directors, executive officers, and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The representatives may, however, in their sole discretion, permit our officers, directors, and other stockholders who are subject to these lock-up agreements and market standoff agreements to sell shares prior to the expiration of the restricted period.

After this offering, based upon the number of shares outstanding as of     , 2025, the holders of approximately    shares of our common stock, or approximately % of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements and market standoff agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors, and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering. There are no assurances that any of our existing stockholders or their affiliated entities will participate in the offering to a material extent, or at all.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could result in significant dilution to our common stockholders (including upon the conversion of any such shares of preferred stock into common stock) and could also be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

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the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend, or repeal our amended and restated bylaws or to repeal certain provisions of our amended and restated certificate of incorporation;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

Claims for indemnification by our directors, officers, and other employees or agents may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors, officers, and certain other employees will provide that:

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We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. However, this choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims (including by making it more costly for stockholders to bring such claims), although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations, and prospects.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common stock regardless of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, data privacy and security-related events, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors, adverse publicity about the technology or virtual care industry, or individual scandals, and, in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

Stock markets experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the market price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property, or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

General Risk Factors

If we engage in acquisitions or strategic transactions or partnerships, it may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time we may evaluate various acquisitions and strategic transactions or partnerships, including licensing or acquiring complementary offerings, intellectual property rights, technologies, or businesses. Any acquisition or strategic transaction or partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	goodwill impairment;

•	assimilation of operations, intellectual property, and offerings of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

•	loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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our inability to generate revenue from acquired technology and/or offerings sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

If we undertake acquisitions or strategic transactions or partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense. Acquisitions or strategic transactions or partnerships could also result in costly litigation or liabilities for any breach of representations or warranties made in connection with those transactions.

The identification of these transactions can be difficult, time-consuming, and costly, and the transactions may not result in the benefits we anticipate. We may not be able to locate suitable opportunities for acquisitions or strategic transactions or partnerships, and even if we do locate such opportunities we may not be able to successfully bid for or obtain them on favorable terms, if at all, due to competitive factors or lack of sufficient resources. This inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. Entering into negotiations for transactions that are not ultimately consummated may also result in diversion of management time and significant out-of-pocket costs. In addition, any acquisitions or strategic transactions or partnerships that we announce could be viewed negatively by our customers and channel partners, our members, our investors, or the public.

Economic uncertainties or downturns in the general economy or the industries in which we or our customers or channel partners operate could disproportionately affect the demand for our programs and negatively impact our business, financial condition, results of operations, and prospects.

Economic downturns, market volatility, inflation, tariffs, and uncertainty make it potentially very difficult for us and our customers and channel partners to accurately forecast and plan future business activities. During challenging economic times, our customers or channel partners may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. Bank failures have had and in the future may have a similar impact on the ability or willingness of our customers and channel partners to make payments to us and the timing of collection of our receivables. If that were to occur, our financial results could be harmed. Furthermore, we have customers in a variety of different industries. A significant downturn in the economic activity attributable to any particular industry may cause organizations to react by reducing their capital and operating expenditures in general or by specifically reducing their spending on healthcare matters, including chronic care programs. In addition, our customers or channel partners may delay or cancel healthcare projects or seek to lower their costs by renegotiating contracts. To the extent purchases of our programs are perceived by existing or potential customers and channel partners to be discretionary, our revenue may be disproportionately affected by delays or reductions in general healthcare spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our business.

Further, challenging economic conditions, including as a result of increased inflation and tariffs, may impair the ability of our customers and channel partners to pay for the services they already have purchased from us, and as a result, our write-offs of accounts receivable could increase. We cannot predict the timing, strength, or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

In addition, certain of our physical therapy members are covered under health plans that require the member to cover a portion of their own healthcare expenses through the payment of member cost-sharing amounts, such as copayments, deductibles, or co-insurance. PPTG may not be able to collect the full amounts due with respect to these payments that are the member’s financial responsibility. To the extent permitted by law, amounts not covered by third-party payers are the obligations of individual members for which PPTG may not receive whole or partial payment. Any increase in cost shifting from third-party payers to individual members, including as a result of high deductible plans for members, increases our collection costs and reduces overall collections, which we may not be able to offset such additional costs with sufficient revenue.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our financial performance, including our revenue and costs;

•	our ability to achieve or maintain profitability;

•	our ability to manage our growth effectively;

•	the demand for our programs or for chronic condition management or other virtual care programs in general;

•	our ability to respond to competitive solutions or other technological breakthroughs for the monitoring, treatment, or prevention of chronic conditions or the delivery of virtual care programs;

•	strategies to achieve and maintain meaningful member engagement, clinical outcomes, and/or cost savings;

•	strategies to establish and expand our relationships with employers, health plans, PBMs, health systems, government entities, and other existing and potential customers and channel partners;

•	our ability to attract and enroll new members;

•	the growth and success of our partners generally and of our channel partner relationships;

•	the estimated size of our target market;

•	strategies to attract new customers and channel partners and increase member enrollment from existing and potential customers and channel partners;

•	our ability to increase the size of our organization and to attract talent;

•	trends in the adoption of business models billed based on enrollments, engagement, and/or outcomes;

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our relationship with third-party manufacturers and suppliers for certain devices and other supplies that we deliver to members in connection with our programs, for cellular device connectivity, and for certain complementary healthcare services provided by external partners;

•	our ability to use technology, including artificial intelligence and machine learning, to operate certain features of our programs and to enable certain business processes;

•	our ability to attract and retain senior leadership and key clinical, scientific, and technology employees and other service providers;

•	the prevalence of employer-sponsored healthcare;

•	our ability to offer high-quality support for customers, channel partners, and members;

•	our ability to develop widespread brand awareness cost-effectively;

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our ability and the ability of our affiliated professional entities, third-party service providers, vendors, business partners, or other contractors or consultants to avoid and respond to cybersecurity incidents, data breaches, and other disruptions;

•	our ability to develop and release new programs and services or to develop and release successful enhancements to, new features for, and modifications to our existing programs, services, and platform;

•	our ability to successfully execute on our growth initiatives, business strategies, or operating plans;

•	our ability to maintain the interoperability of our programs and related connected devices across a number of devices, operating systems, and third-party applications that we do not control;

•	our ability to obtain, maintain, protect, enforce, and enhance our intellectual property;

•	our and our affiliated professional entities’ ability to comply with privacy, data protection, and security laws;

•	our ability to comply with changes in FDA enforcement policies with respect to medical software products;

•	our relationships with our affiliated professional entities;

•	our ability to comply with legislative or regulatory healthcare reforms;

•	the regulation of the devices and supplies provided in connection with our programs;

•	increased costs and additional regulations and requirements as a result of becoming a public company; and

•	our anticipated use of the net proceeds from this offering.

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe the market and industry data included in this prospectus are reliable and are based on reasonable assumptions, these data and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these estimates, publications and reports made by third parties or us. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward-Looking Statements.”

Among others, we refer to estimates compiled by, or data from, the following industry sources:

•	ACR Open Rheumatology, Holman, HR, The Relation of the Chronic Disease Epidemic to the Health Care Crisis, March 2020; 2(3):167-173.

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American Diabetes Association, Parker, ED, Lin, J, Mahoney, T, Ume, N, Yang, G, Gabbay, RA, ElSayed, NA, Bannuru, RR, Economic Costs of Diabetes in the U.S. in 2022, Diabetes Care, January 2024; 47(1):26-43.

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American Diabetes Association, Park, J, Bigman, E, Zhang, P, Productivity Loss and Medical Costs Associated with Type 2 Diabetes Among Employees Aged 18-64 Years with Large Employer-Sponsored Insurance, Diabetes Care, November 2022; 45(11):2553-2560.

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American Diabetes Association, Dall, TM, Yang, W, Gillespie, K, et al., The Economic Burden of Elevated Blood Glucose Levels in 2017: Diagnosed and Undiagnosed Diabetes, Gestational Diabetes Mellitus, and Prediabetes, Diabetes Care, September 2019; 42(9):1661-1668.

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BMJ, Yao H, Zhang A, Li D, Wu Y, Wang C, Wan J, et al., Comparative Effectiveness of GLP-1 Receptor Agonists on Glycaemic Control, Body Weight, and Lipid Profile for Type 2 Diabetes: Systematic Review and Network Meta-analysis, January 2024; 384.

•	American Journal of Preventive Medicine, Hood CM, Gennuso KP, Swain GR, Catlin BB, County Health Rankings: Relationships Between Determinant Factors and Health Outcomes, February 2016; 50(2):129-135.

•	Centers for Disease Control and Prevention, About the National Center for Chronic Disease Prevention and Health Promotion, last updated March 2023.

•	Centers for Disease Control and Prevention, Health and Economic Costs of Chronic Diseases, last updated March 2023.

•	Centers for Disease Control and Prevention, Adult Obesity Facts, last updated May 2024.

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Centers for Disease Control and Prevention, Hypertension Cascade: Hypertension Prevalence, Treatment and Control Estimates Among US Adults Aged 18 Years and Older Applying the Criteria From the American College of Cardiology and American Heart Association’s 2017 Hypertension Guideline—NHANES 2017–2020, May 2023.

•	Centers for Disease Control and Prevention, National Diabetes Statistics Report, 2021, last updated May 2024.

•	Centers for Disease Control and Prevention, Diabetes and Mental Health, last updated May 2023.

•	Centers for Disease Control and Prevention, High Blood Pressure Facts, last updated January 2025.

•	Centers for Disease Control and Prevention, Health Topics—Heart Disease and Heart Attack, last updated August 17, 2021.

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Diabetes, Obesity & Metabolism, Wilding JPH, Batterham RL, Davies M, Van Gaal LF, Kandler K, Konakli K, Lingvay I, McGowan BM, Oral TK, Rosenstock J, Wadden TA, Wharton S, Yokote K, Kushner RF, STEP 1 Study Group. Weight Regain and Cardiometabolic Effects After Withdrawal of Semaglutide: The STEP 1 Trial Extension, August 2022; 24(8):1553-1564.

•	Endotext, Naha S, Gardner MJ, Khangura D, et al., Hypertension in Diabetes, August 2021.

•	GlobalData Publications, Inc.

•	Hoffman, D, Commentary on Chronic Disease Prevention in the US in 2022, Annals of Bioethics & Clinical Applications, Volume 5, Issue 2, May 23, 2022.

•	International Foundation of Employee Benefit Plans, GLP-1 Drugs (U.S.): 2024 Pulse Survey, June 2024.

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Journal of Back and Musculoskeletal Rehabilitation, Kaka B, Maharaj SS, Fatoye F, Prevalence of Musculoskeletal Disorders in Patients with Diabetes Mellitus: A Systematic Review and Meta-analysis, March 2019.

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Journal of the American Heart Association, Kirkland EB, Heincelman M, Bishu KG, Schumann SO, Schreiner A, Axon RN, Mauldin PD, Moran WP, Trends in Healthcare Expenditures Among US Adults With Hypertension: National Estimates, 2003-2014, May 2018; 7(11):e008731.

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Journal of Research in Medical Sciences, Alijanvand, MH, Aminorroaya, A, Kazemi, I, Amini, M, Yamini, SA, Mansourian, M, Prevalence and Predictors of Prediabetes and Its Coexistence with High Blood Pressure in First-degree Relatives of Patients with Type 2 Diabetes: A 9-year Cohort Study, March 2020; 25:31.

•	2024 Employer Health Benefits Survey, (KFF, October 9, 2024), https://www.kff.org/health-costs/report/2024-employer-health-benefits-survey/ (accessed February 2025)

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Ochieng, N, Cubanski, J, Neuman, T, A Snapshot of Sources of Coverage Among Medicare Beneficiaries (KFF, September 23, 2024), https://www.kff.org/medicare/issue-brief/a-snapshot-of-sources-of-coverage-among-medicare-beneficiaries/ (accessed February 2025).

•	National Center for Health Statistics, CDC WONDER Database, Multiple Cause of Death Data, 2018-2022.

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National Center for Health Statistics, Emmerich, S, Fryar, C, Stierman, B, Ogden, C, Obesity and Severe Obesity Prevalence in Adults: United States, August 2021-August 2023, NCHS Data Brief; no. 508, September 2024.

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National Center for Health Statistics, Stierman, B, Afful, J, Carroll, MD, Chen, TC, Davy, O, Fink, S, et al., National Health and Nutrition Examination Survey 2017—March 2020 Prepandemic Data Files—Development of Files and Prevalence Estimates For Selected Health Outcomes, National Health Statistics Reports; no. 158, June 2021.

•	NFP, US Benefits Trend Report 2023, Available at: https://www.nfp.com/media/djsfwbiu/2023_usbenefitstrendreport.pdf.

•

“60% of Americans Would Be Uncomfortable with Provider Relying on AI in Their Own Health Care,” Pew Research Center, Washington, D.C. (February 22, 2023), https://www.pewresearch.org/science/2023/02/22/60-of-americans-would-be-uncomfortable-with-provider-
relying-on-ai-in-their-own-health-care/

•	Pharmaceutical Care Management Association, The Value of PBMs, 2024.

•	Pharmaceutical Strategies Group, 2024 Trends in Drug Benefit Design Report, Dallas, TX: PSG, Spring 2024. Available from www.psgconsults.com.

•	PLoS One, Ward ZJ, Bleich SN, Long MW, Gortmaker SL, Association of Body Mass Index with Health Care Expenditures in the United States by Age and Sex, March 2021.

•	RAND Health, Mattke, S, Mengistu, T, Klautzer, L, Sloss, EM, Brook, RH, Improving Care for Chronic Conditions, June 2015. Available from https://www.rand.org/pubs/research_reports/RR393.html.

•	Segal Group, 2023 Segal Health Plan Cost Trend Survey, 2022.

•	Sensor Tower, Inc., Monthly Global Application Downloads, accessed April 2025.

•	The Lancet Regional Health—Americas, Musculoskeletal Health: An Ecological Study Assessing Disease Burden and Research Funding, January 2024.

•	U.S. Census Bureau, 2019 U.S. Population Estimates Continue to Show the Nation’s Growth Is Slowing, December 30, 2019.

•	U.S. Census Bureau, Health Insurance Coverage in the United States: 2024, September 10, 2024.

•	U.S. Census Bureau, QuickFacts, 2023.

•	World Health Organization, Diabetes, April 5, 2023.

Information contained on or accessible through the websites referenced above are not a part of this prospectus, and the inclusion of the website addresses above are inactive textual references only.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $    million (or approximately $    million if the underwriters exercise in full their option to purchase up to    additional shares of common stock), based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $     million, assuming the assumed initial public offering price of $     per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to repay outstanding borrowings under the MidCap Credit Agreement and/or to acquire complementary businesses, products, services, or technologies. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.

The MidCap Credit Agreement is composed of the MidCap Term Facility and the MidCap Revolving Facility, each of which matures on June 1, 2028. Interest is charged on any outstanding principal of the MidCap Term Facility at the sum of the one-month forward-looking term SOFR rate, plus 0.10% (“Adjusted SOFR”), plus 7.00%, subject to a floor of 2.50%. Interest on the MidCap Revolving Facility is charged at the sum of Adjusted SOFR plus 4.00%, subject to a floor of 2.50%. As of March 31, 2025, the outstanding balance on the MidCap Term Facility was $30.0 million, and the outstanding balance on the MidCap Revolving Facility was $1.0 million. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities, and money market funds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. The terms of the MidCap Credit Agreement also restrict our ability to pay cash dividends, and we may enter into additional credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our capital stock. Any future determinations regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend upon then-existing conditions, including our financial condition, results of operations, contractual restrictions, general business conditions, capital requirements, and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2025:

•	on an actual basis;

•

on a pro forma basis, to reflect: (i) the Preferred Stock Conversion, (ii) the Series D Warrant Exercise, (iii) the conversion of all of our outstanding warrants exercisable for shares of Series B redeemable convertible preferred stock into warrants exercisable for    shares of common stock immediately prior to the completion of this offering and the related reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and our receipt of estimated net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus. The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing.

	As of March 31, 2025
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except per-share amounts)
Cash and cash equivalents	$59,397	$	$

Long-term debt	$29,868	$	$

Redeemable convertible preferred stock warrant liabilities(1)	$2,416
Redeemable convertible preferred stock, par value $0.001 per share; 120,689 shares authorized, 118,219 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$449,034	$	$
Stockholders’ equity (deficit):
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.001 per share; 181,500 shares authorized, 25,090 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	25
Additional paid-in capital	63,340
Accumulated deficit	(453,414)

Total stockholders’ deficit	$(390,049)	$	$

Total capitalization	$91,269	$	$

(1)

The redeemable convertible preferred stock warrant liabilities are included within “Warrant liabilities, non-current” in the unaudited condensed consolidated balance sheet as of March 31, 2025 included elsewhere in this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity (deficit), and total capitalization by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity (deficit), and total capitalization by approximately $     million, assuming the assumed initial public offering price of $     per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase up to    additional shares of common stock at the assumed initial public offering price of $     per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization, and shares of common stock outstanding as of March 31, 2025 would be $     , $     , $     , $     , and     shares, respectively.

The number of shares of our common stock to be outstanding after this offering is based on     shares of our common stock outstanding as of March 31, 2025, after giving effect to the Preferred Stock Conversion and the Series D Warrant Exercise, and does not include:

•

248,625 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing warrants to purchase shares of common stock as well as our existing Series B redeemable convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of March 31, 2025, with a weighted-average exercise price of $1.13 per share;

•	36,750,483 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2025, with a weighted-average exercise price of $2.44 per share; and

•	18,500,318 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•

15,136,624 shares of our common stock to be reserved for future issuance under the 2025 Plan, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, from which we will grant RSUs covering approximately     shares of common stock concurrently with this offering (based on an assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus), as well as any future increases in the number of shares of common stock reserved for issuance under the 2025 Plan; and

•

3,363,694 shares of our common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2025, our historical net tangible book value (deficit) was $(426.0) million, or $(16.98) per share of our common stock. Our historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the aggregate number of shares of our common stock outstanding as of March 31, 2025.

Our pro forma net tangible book value as of March 31, 2025 was $    million, or $    per share. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of our common stock outstanding, after giving effect to:

•	the Preferred Stock Conversion;

•	the Series D Warrant Exercise;

•

the conversion of all of our outstanding warrants exercisable for shares of Series B redeemable convertible preferred stock into warrants exercisable for    shares of common stock immediately prior to the completion of this offering and the related reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering.

After giving further effect to the sale by us of    shares of our common stock in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of March 31, 2025 would have been $    million, or $    per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $    per share and an immediate dilution in pro forma net tangible book value to new investors of $    per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our common stock sold in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering.

The following table illustrates this dilution on a per-share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2025	$(16.98)
Pro forma increase in net tangible book value per share as of March 31, 2025 attributable to the pro forma transactions described above

Pro forma net tangible book value per share as of March 31, 2025
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price, the number of shares we sell, and other terms of this offering that will be determined at

pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $    per share and the dilution in pro forma per share to investors participating in this offering by $    per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $    per share and decrease the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $    per share, and each 1.0 million share decrease in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $    per share and increase the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $    per share, in each case assuming the initial public offering price of $    per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase up to     additional shares of common stock, the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering would be $     per share, and the dilution in pro forma as adjusted net tangible book value (deficit) per share to investors participating in this offering would be $    per share of our common stock, in each case assuming the assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The following table summarizes, as of March 31, 2025, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $    million, assuming the assumed initial public offering price of $    per share of common stock remains the same, before deducting estimated underwriting discounts and commissions.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase up to     additional shares of common stock, our existing stockholders would own      %, and our new

investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on     shares of our common stock outstanding as of March 31, 2025, after giving effect to the Preferred Stock Conversion and the Series D Warrant Exercise, and does not include:

•

248,625 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing warrants to purchase shares of common stock as well as our existing Series B redeemable convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of March 31, 2025, with a weighted-average exercise price of $1.13 per share;

•	36,750,483 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2025, with a weighted-average exercise price of $2.44 per share; and

•	18,500,318 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•

15,136,624 shares of our common stock to be reserved for future issuance under the 2025 Plan, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, from which we will grant RSUs covering approximately     shares of common stock concurrently with this offering (based on an assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus), as well as any future increases in the number of shares of common stock reserved for issuance under the 2025 Plan; and

•

3,363,694 shares of our common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

To the extent that any outstanding warrants or options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and unaudited condensed consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

Our mission is to bend the curve. Our hope is that, one day, tomorrow’s epidemiologists will notice a bend in disease curves, wonder what might be happening, and conclude that part of that impact has been Omada. As part of that mission, we strive to inspire and enable people to make lasting health changes on their own terms. We deliver virtual care between doctor’s visits, providing an engaging, personalized, and integrated experience for our members that is designed to improve their health while delivering value for the employers, health plans, health systems, pharmacy benefit managers (“PBMs”), and other entities that cover the cost of our programs.

Our virtual care programs are rooted in evidence and combine relationship-based, human-led clinical care with purpose-built technology. We call this approach Compassionate Intelligence. We work to develop trust with each member and use technology to help us personalize their experience, enabling us to unlock results at scale.

We sell our programs to customers that cover the cost for covered individuals. Our customers include employers that cover our programs for their employees and their dependents, health systems that cover our programs for patients, and any other entity that is financially responsible for costs of our programs for a population of covered lives. We also work closely with health plans and PBMs that either cover our programs for a portion of their members as our customers or act as channel partners reselling our programs to their own end customers. Our channel partners’ end customers typically consist of employers that cover our programs for their employees and their dependents. In general, our customers cover the cost of our programs for our members, except that members in our physical therapy program may incur copays, coinsurance, or deductibles, depending on plan design, much like in-person physical therapy.

We launched our initial program in diabetes prevention and weight health in 2012, with the goal of showing that a virtual program could achieve the same clinical results as its in-person archetype. Through feedback from our customers, channel partners, members, and the market at large, we then recognized the need to create an integrated, multi-condition care platform to address multiple, commonly comorbid, chronic conditions. Today, we offer cardiometabolic programs for prediabetes, diabetes, and hypertension; a physical therapy program to address musculoskeletal (“MSK”) conditions; additional support for members taking glucagon-like peptide-1 agonists (“GLP-1”) in our cardiometabolic programs (“GLP-1 Care Tracks”); and behavioral health support across all programs. As we have expanded, we have kept our integrated human and technology approach at the center of our business model and have continued to base our program design on clinically validated evidence.

Since our founding, our programs have had a meaningful, positive impact. As of March 31, 2025, we had more than 2,000 customers and over 679,000 total members enrolled in one or more programs, and we had supported over one million members since launch. We count a member as enrolled in a program to the extent their participation was billed at least once in the preceding 12 months. We believe our programs serve a clear need for our customers and channel partners as well as our members, which is reinforced by our strong customer satisfaction and member engagement rates. In 2024, our average customer satisfaction rate for the year was over 90% for each of program implementation and customer success. Our customer satisfaction rate is based on responses received from program implementation and customer success surveys, which we send to the contacts at all customers that launched a new program during the measured period and received customer experience services from us. Results are calculated by a third-party customer experience management vendor, and we consider a customer to be satisfied if they rated our program implementation and ongoing customer success, as applicable, at a 5 or higher on a 7-point scale. Based on our experience and input from this vendor, we believe that our customer satisfaction rates are strong and reflect the value of our services to customers. In 2024, more than 55% of members still engaged with our cardiometabolic programs at least once per month after a year in the program, and over 50% still engaged monthly after two years. We consider members to be still engaged after one year or two years in the program if, during their twelfth or twenty-fourth month of program participation in a cardiometabolic program, they complete at least one interaction with us, such as logging in or interacting with the Omada mobile app, sending messages to Omada Care Team members, or recording metrics such as weight, blood pressure, or blood glucose values. On average, in 2024, members in a cardiometabolic program engaged more than 30 times per month throughout their first year. Based on our experience and feedback from customers, we believe these engagement rates to be positive and to demonstrate the attractiveness of our program to members. We are proud of our progress, and we are just getting started.

OMADA FOUNDED 2011 2012 2015 2016 2017 2018 2020 2021 2022 2023 2024 Our History Launch first program: Omada for Prevention & Weight Health Omada receives pending recognition from CDC Diabetes Prevention Recognition Program Launch of first program for underserved populations One of Fast Company's most innovative health companies Launch Omada for Diabetes and Omada for Hypertension Omada receives full recognition from CDC Diabetes Prevention Recognition program NCQA accreditation for type 2 diabetes programs for meeting its standards in population health management ACCREDITED NCQA POPULATION HEALTH PROGRAM 3 YEARS Launch of Omada Insights Lab targeting the discovery of insights that drive innovative and cost-effective interventions 12-month Randomized Controlled Trial for Diabetes Prevention Program published in American Journal of Preventive Medicine Launch Omada for MSK with the acquisition of Physera Launch of GLP-1 Care Track for members in our cardiometabolic programs who are on GLP-1 therapy URAC telehealth accreditation of Omada's fully virtual MSK program 29th peer-reviewed study published as part of our commitment to showing the value of our programs and contributing to the literature on chronic condition management

Since launching our first program in 2012, we observed a demand from our customers and channel partners for us to expand beyond diabetes prevention and weight management and into other conditions, such as the treatment and management of diabetes, hypertension, and MSK conditions. The significant overlap across these chronic conditions created a natural growth avenue by enabling a coordinated, context-informed care approach across conditions.

•

Omada for Prevention & Weight Health: Omada for Prevention & Weight Health, our first program launched in 2012, focuses on prediabetes and weight management, two critical elements of preventing diabetes and heart disease. Informed by guidelines and recommendations set by the U.S. Preventive Services Task Force and the Centers for Disease Control and Prevention (the “CDC”), the goal of the program is to enable members to lose weight, maintain a healthy weight, and increase physical activity. We pair members with a dedicated health coach for the entirety of their experience and support them with a connected scale, a personalized learning path, and support from peer groups to build community.

In 2018, demand from customers and channel partners, member need, and clinically appropriate interventions came together in an opportunity to expand our offering to support members with diabetes and hypertension leveraging our existing, flexible platform. Considering this market need and feedback, we decided to launch Omada for Diabetes, Omada for Hypertension, and the combined Omada for Diabetes and Hypertension programs. We refer to these, along with our Omada Prevention & Weight Health program, as our cardiometabolic programs.

•

Omada for Diabetes: Launched in 2018, Omada for Diabetes is designed to help members with type 1 or type 2 diabetes achieve stable blood glucose levels and meet and reach their goals for reducing hemoglobin A1C (“A1C”) (a measure of blood glucose levels over the past three months) based in part on treatment guidelines from the American Diabetes Association. According to the CDC, in 2023, 90% of people with type 2 diabetes had obesity or were overweight, and so we also support members with reaching and maintaining a healthy weight through modifications in diet, exercise, and other behaviors. Members are paired with a dedicated, professionally trained health coach who acts as their primary contact, except in the case of members living with type 1 diabetes, whose primary contact is a Certified Diabetes Care and Education Specialist. Care Teams for members with type 2 diabetes also include a Certified Diabetes Care and Education Specialist, in addition to the member’s primary contact. Members are also provided with connected third-party devices based on their needs, which can include a connected scale and a blood glucose meter. We can also facilitate prescriptions for connected glucose monitor sensors at certain points in the program through a third-party care partner to improve understanding of behavior and blood glucose levels. As in our Prevention & Weight Health program, members are engaged with a personalized learning path and supported by peer groups.

•

Omada for Hypertension: Launched in 2018, Omada for Hypertension is designed to help reduce members’ blood pressure and help them maintain healthy blood pressure based on clinical protocols recommended by the American Medical Association, the American College of Cardiology, and the American Heart Association. As with type 2 diabetes, hypertension is often comorbid with obesity; according to a June 2021 report from the National Center of Health Statistics that reviewed data between 2017 and 2020, approximately 58% of U.S. adults who were classified as having obesity also had hypertension. We help members in need of weight management support in reaching and maintaining a healthy weight through modifications to diet, exercise, and other behaviors. Members are paired with a dedicated, professionally trained health coach and a Certified Diabetes Care and Education Specialist who provide support and resources to improve blood pressure control through connected blood pressure monitors, secure asynchronous messaging, and group board discussions, as well as frequent and proactive check-ins. As in our Prevention & Weight Health program, members are engaged with a personalized learning path and supported by peer groups.

•

Omada for MSK: Launched in 2020, Omada for MSK connects individuals to licensed physical therapists for consultation and virtual treatment. Our program provides members access to treatment in as little as 24 hours from enrollment. We match clinically eligible patients with a dedicated physical therapist and provide ongoing access through video visits and asynchronous chat. Omada-affiliated physical therapists assign evidence-based treatment exercises and stretches to members, and the program helps members complete their prescribed care path at the recommended cadence. Physical therapists can assess patient progress through form analysis (by video), range of motion (by computer vision technology), and patient reports (in-app feedback). Members can also access an individualized education curriculum to help build healthy habits that support recovery and long-term health. Our education library includes hundreds of pieces of content, ranging from articles to interactive media and videos.

•

Omada GLP-1 Care Tracks: First launched in 2023, the initial version of Omada’s GLP-1 Care Track, currently embedded in our cardiometabolic programs, is designed to support members on a GLP-1 therapy—while also engaged in one of those programs—to enable their success before, during, and after GLP-1 therapy. Omada does not develop or prescribe GLP-1 therapies. Rather, our GLP-1 Care Tracks are intended to build and enhance outcomes from the combination of our virtual programs and the member’s medication, with the ultimate goal of supporting members to achieve and maintain weight loss long-term—even after they decide to discontinue GLP-1 therapy. While the initial version of our GLP-1 Care Track is embedded in each of our cardiometabolic programs, customers and channel partners are also able to purchase an enhanced version (the “Enhanced GLP-1 Care Track”), which includes more specialized programming and support.

Business Model Overview

We have experienced strong growth since our inception. Revenue increased by 38% from $122.8 million to $169.8 million for the years ended December 31, 2023 and 2024, respectively, and by 57% from $35.1 million to $55.0 million for the three months ended March 31, 2024 and 2025, respectively. We incurred net losses of $67.5 million and $47.1 million for the years ended December 31, 2023 and 2024, respectively, and $19.0 million and $9.4 million for the three months ended March 31, 2024 and 2025, respectively.

We sell our programs to customers that cover the cost for covered individuals. Our customers include employers that cover our programs for their employees and their dependents, health systems that cover our programs for patients, and any other entity that is financially responsible for costs of our programs for a population of covered lives. We also work closely with health plans and PBMs that either cover our programs for a portion of their members as our customers or act as channel partners reselling our programs to their own end customers. Our channel partners’ end customers typically consist of employers that cover our programs for their employees and their dependents. In general, our customers cover the cost of our programs for our members, except that members in our physical therapy program may incur copays, coinsurance, or deductibles, depending on plan design, much like in-person physical therapy.

We generate revenue from sales to our customers and channel partners for the services that we provide to members. We generate services revenue by providing access to our programs for prevention & weight health, diabetes, hypertension, and MSK conditions and hardware revenue from connected third-party devices, which are provided to the member upon enrollment in our cardiometabolic programs. Upfront payments or billings received from customers and channel partners are initially recorded as deferred revenue on the balance sheet and recognized as revenue as we fulfill our obligations. We believe our revenue is highly recurring in nature, with a three-year average customer retention rate of over 90% as of December 31, 2024. We continue to generate revenue from recurring customers, as evidenced by our net dollar retention rate, which for customers who were contracted as of the beginning of the prior period, is calculated as total billings generated in a particular period divided by total billings generated in the prior period and was 110% and 128% for the years ended December 31, 2023 and 2024, respectively.

Go-To-Market Strategy

Our go-to-market strategy follows a business-to-business-to-consumer (“B2B2C”) motion, and as of March 31, 2025, we had more than 2,000 customers and over 679,000 total members enrolled in one or more programs that were billable in the preceding 12 months. We sell primarily to employers, who either contract with Omada directly or obtain access to our programs through a channel partner, such as a health plan or PBM, and a key part of our go-to-market strategy is winning new employer contracts during the annual benefits selling season. During that time, our sales and marketing team engages with human resources professionals, benefits managers, and decision makers across various industries to sign up new customers. We sell our programs directly to customers and through channel partners. This selling season typically spans from late spring to early fall, aligning implementation with benefits enrollment schedules and allowing us to launch our products for customers at the start of the following year.

The remainder of our revenue is derived from our inclusion as a benefit in fully insured health plans, from PBMs through specific therapeutic programs, or via health systems that assume the cost of care for their patients. We leverage our partner sales team, which engages with health plans and PBMs, to identify new, and expand existing, partner channels through which we can sell directly to partners’ end customers or access and enroll their members.

Enrollment and Outreach

After a customer or channel partner contracts with us, we collaborate to support enrollment of covered employees or dependents, covered health plan or PBM members, or patients. Our customer experience and partner management teams, account executives, and engineering and product teams work together to support technical implementation and launch of outreach communications before members begin enrolling into our programs. We work with our customers and channel partners to increase awareness through outreach campaigns designed to inform eligible members of their ability to join the respective Omada program. Outreach campaigns can be led by the customer or channel partner or led by Omada, leveraging our preferred methods and materials. The cost of our enrollment and outreach teams are recognized primarily within sales and marketing expense.

Care Team and Devices

Once a member enrolls in an Omada program, we support the member with an Omada Care Team and our member-facing application, and we provide the member with a set of connected third-party devices. Each Care Team consists of a primary health coach or specialist, additional relevant specialists where applicable, and/or a licensed physical therapist, depending on the program. Member Support Agents also provide device and platform support to members across all programs, via phone, email, and self-service support articles. The connected third-party devices supplied in connection with our programs can include scales, blood pressure monitors, blood glucose monitors, and continuous glucose monitors. The cost of our Care Team and our connected third-party devices are all recognized within cost of revenue.

Key Factors Affecting Our Performance

We believe that our future growth, success, and performance are dependent on many factors, including those set forth below. While these factors present significant opportunities for us, they also represent the challenges that we must successfully address in order to grow our business and improve our results of operations.

Acquisition of New Customers and Channel Partners

We believe there is substantial opportunity to further grow our base of customers and channel partners in our large addressable market. Historically, we have relied on a limited number of customers and channel partners, including employers, health plans, PBMs, health systems, and government entities, for a substantial portion of our total sales. Our customers include employers that cover our programs for their employees and their dependents and health systems that cover our programs for patients, among other types of customers. In addition, our channel partners, which include certain of the health plans, PBMs, and other entities that we work with, operate as resellers of our programs to their employer customers or other end customers, which can limit an end customer’s ability to continue purchasing our programs if the customer no longer works with a particular channel partner. Some of the health plans and PBMs we work with as channel partners also cover our programs directly, for a portion of their own members, as our customers.

We seek to grow our business by acquiring more covered lives across multiple buyer categories: selling to new customers and channel partners as well as expanding within our existing channel partners to new lines of business. Our diverse go-to-market strategy affords us flexibility to pursue growth via multiple distinct channels, including through new channels and in lines of business where we have yet to place significant focus, such as Medicare Advantage.

Customer and Channel Partner Retention

Our ability to increase revenue depends on maintaining relationships with customers and channel partners over time, driving both renewal revenue and expansion revenue as customers and channel partners add new programs to provide to their member base. We have invested and plan to continue to invest across our data, analytics, operations, and customer success capabilities to build the infrastructure that supports our go-to-market approach. The strength of our relationships with customers is evidenced in our three-year average customer retention rate of 90%, and our customer satisfaction rate of over 90% for each of program implementation and customer success, each as of December 31, 2024, and our customer net promoter score, which we measure biannually, of 70 as of March 2025.

Program Expansion within Existing Customer Base

We believe that the ability to grow the share of revenue that we generate from existing customers is a key driver of long-term growth. We have seen significant expansion over time as existing customers and channel partners have added our newer Diabetes and Hypertension programs, and we remain focused on driving multi-program adoption as a key growth lever. We believe there is still opportunity to continue multi-condition expansion. As of December 31, 2024, approximately 31% of our customers covered more than one Omada program, which leaves sizable opportunities to sell additional programs.

Member Enrollment

Having served over one million members since launch, there is still significant opportunity to enroll more members. We are focused on achieving higher enrollment rates by helping more customers and channel partners adopt our outreach best practices, including enabling Omada-led outreach campaigns, implementing strategies to reach individuals with known risk, and evaluating new enrollment strategies and channels.

Member Engagement and Outcomes

Member engagement in our programs and the clinical outcomes and cost savings of our offerings affect the market acceptance and adoption of our programs. Most of our customers pay fees to us based on member enrollment and/or engagement with our programs, and our contracts generally may provide that we are obligated to repay a portion of our fees if our programs fail to deliver certain member engagement targets, clinical outcomes, or cost savings. In 2024, more than 55% of members were still engaged with our cardiometabolic programs at least once per month after a year in the program. We are focused on continuing to provide engaging content and tools, foster meaningful personal connections, and demonstrate positive clinical outcomes for our members.

Investments in Growth

We expect to continue to focus on long-term growth of our core business, while selectively investing in areas that enhance our platform, programs, or operations. Though our focus remains on continued progress in our current care areas, we monitor the needs of our customers and channel partners, and we believe we are well positioned to respond to their requirements organically or, where appropriate, to add new capabilities through partnerships and potential acquisitions.

Key Metric

We monitor the following key metric to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Total Members

A member is a person who is enrolled in one of our virtual care programs and that generated a billing event in the preceding 12 months. We believe growth in the number of members is a key indicator of the performance of our business for both investors and management as we monitor the performance of our business, as members primarily drive services revenue. The number of members depends, in part, on our ability to successfully market our services to new customers and channel partners, our ability to sell additional programs to existing customers and channel partners, and our ability to promote awareness of our programs among covered individuals and to encourage their enrollment.

	As of December 31,			As of March 31,
	2022	2023	2024	2024	2025
Total Members	299,000	391,000	572,000	461,000	679,000

Key Components of Results of Operations

Revenue

We generate services revenue from our customers by providing access to our virtual care programs in which our Care Teams implement clinically validated behavior change protocols for individuals living with prediabetes and weight management issues, diabetes, and hypertension (collectively referred to as “cardiometabolic” conditions) and MSK conditions over the term of the program. Our MSK program generally includes a fixed, upfront consultation fee and an additional fee for members that opt in to a physical therapist-guided treatment plan. We use a number of pricing models for our cardiometabolic programs. In general, our legacy pricing models for cardiometabolic programs may include a fixed, upfront enrollment fee and include variable monthly fees which are based on either outcomes or milestones for the respective member service period. In general, our latest pricing models for cardiometabolic programs are based on the respective member’s level of activity in the program. Each month, members that have completed a minimum number of qualifying activities during an agreed-upon backward-looking measurement period are considered billable members. The length of the measurement period and the qualifying activities may vary based on negotiations with customers and channel partners. Most activity measurement periods are defined as the preceding three or six months, and in most cases, members are considered active if they complete three activities during that period, such as logging in or interacting with the Omada mobile app, sending messages to Omada Care Team members, or recording metrics such as weight, blood pressure, or blood glucose values.

The price for Omada for Diabetes and Omada for Hypertension is generally higher than the price for Omada for Prevention & Weight Health to account for the higher costs of delivering those programs, including additional included devices and increased Care Team support appropriate for those conditions. We typically bill for our services monthly, in arrears. We recognize a portion of revenue upfront upon hardware delivery or initial consultation and the remaining revenue over the period members have access to our virtual care programs. In general, among our members in cardiometabolic programs, members in Omada for Diabetes and Omada for Hypertension remain active and enrolled in our programs for longer periods than members in Omada for Prevention & Weight Health. In addition to the overall number of members, our quarterly revenues reflect the mix of members enrolled in our various programs and the pricing models for these programs.

Sales from or through our top five health plan and PBM partners, including any sales to these entities as customers and sales through these entities as channel partners, represented 68% and 69% of our revenue for the years ended December 31, 2023 and 2024, respectively, and 67% and 73% of our revenue for three months ended March 31, 2024 and 2025, respectively. As of and for the year ended December 31, 2023, we had one health plan or PBM that accounted for 28% of our accounts receivable, net and 36% of our revenue, and a second health plan or PBM that accounted for 22% of our accounts receivable, net and 19% of our revenue. As of and for the year ended December 31, 2024, we had one health plan or PBM that accounted for 29% of our accounts receivable, net and 36% of our revenue, and a second health plan or PBM that accounted for 28% of our accounts receivable, net and 19% of our revenue. Each of these health plans or PBMs are affiliates of The Cigna Group.

As of and for the three months ended March 31, 2024, we had one health plan or PBM that accounted for 28% of our accounts receivable, net and 37% of our revenue, and a second health plan or PBM that accounted for 22% of our accounts receivable, net and 17% of our revenue. As of and for the three months ended March 31, 2025, we had one health plan or PBM that accounted for 24% of our accounts receivable, net and 31% of our revenue, and a second health plan or PBM that accounted for 35% of our accounts receivable, net and 29% of our revenue. Each of these health plans or PBMs are affiliates of The Cigna Group.

Cost of Revenue

Cost of revenue consists of expenses that are directly related to or closely correlated to the delivery of our virtual care programs and member support. Cost of services revenue include salaries, share-based compensation expense, bonuses, benefits, travel, and meals and entertainment expenses (collectively, “personnel costs”), data server management expense, hosting costs, connectivity fees for cellular devices, and the amortization of capitalized internal-use software and developed technology. Cost of hardware revenue includes equipment costs, shipping and logistics costs, and provisions for excess and obsolete inventory. Most of the devices delivered in connection with our programs are manufactured in China and may be manufactured in other international markets in the future, and we expect that the prices of these devices may increase as a result of recent tariffs and any new or increased tariffs in the future.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Gross profit and gross margin have been and will continue to be affected by various factors, including the acquisition of new customers and channel partners, renewals of existing agreements, sales of additional programs to our existing customers, the mix of programs covered by our customers and channel partners and members enrolled in those programs, the timing of members enrolling in our programs, the costs associated with third-party data server management and third-party hosting services, costs of hardware, economies of scale, and the extent to which we introduce new features or functionality or expand our Care Teams and hire other additional personnel.

Operating Expenses

Our operating expenses consist of research and development (“R&D”), sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses. Operating expenses also include professional and consulting services and the allocation of shared general corporate expenses primarily related to technology.

Research and Development

Our R&D expenses support our efforts to add new features and content to our programs and to ensure the reliability and scalability of our virtual care platform. R&D expenses consist primarily of personnel costs and the allocation of shared general corporate expenses primarily related to technology. R&D costs are expensed as incurred.

We expect to make continued investments in our virtual care platform in connection with our future growth.

Sales and Marketing

Sales and marketing expenses consist of personnel costs, commissions for our sales and marketing teams, administrative and marketing fees that we pay to channel partners for their services, promotional marketing materials, and advertising costs. Sales and marketing expenses also include costs for third-party consulting services and the allocation of shared general corporate expenses primarily related to technology.

The sales and marketing teams are responsible for growing and maintaining our relationships with customers and channel partners and increasing enrollments.

General and Administrative

General and administrative expenses consist of personnel costs for our finance, legal, compliance, human resources, and administrative teams, software and infrastructure costs, professional fees, and the allocation of shared general corporate expenses primarily related to technology.

We expect general and administrative expenses to increase in absolute dollars as we grow our operations and incur additional expenses associated with operating as a public company. Increased expenses as a result of operating as a public company include expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and other third-party consulting services.

Other Expense, Net

Interest Income

Interest income consists of income earned on our cash and cash equivalents.

Interest Expense

Interest expense consists of interest costs associated with our debt financing, including amortization of debt issuance costs.

Change in Fair Value of Warrant Liabilities

We classify our redeemable convertible preferred stock warrants and common stock warrants as liabilities on our consolidated balance sheets. We remeasure the warrant liabilities to fair value at each reporting date and recognize changes in the fair value of the warrant liabilities in our consolidated statements of operations. We will continue to adjust the warrant liabilities for changes in fair value until the earlier of the expiration or exercise of the redeemable convertible preferred stock warrants and common stock warrants.

In connection with the closing of this offering, the warrants to purchase shares of our Series D redeemable convertible preferred stock will be automatically exercised in accordance with its terms, at which time we expect to adjust the warrant liabilities to fair value prior to reclassifying the warrant liabilities to additional paid-in capital. As a result, following the closing of this offering, we expect the redeemable convertible preferred stock warrants will no longer be subject to fair value accounting.

Loss on Debt Extinguishment

The loss on debt extinguishment for the year ended December 31, 2023 consisted primarily of unamortized debt issuance costs and prepayment fees related to that certain credit agreement and guaranty, dated as of

May 18, 2020, by and among us, the subsidiary guarantors and lenders from time to time party thereto, and Perceptive Credit Holdings III, LP (the “Perceptive Credit Agreement”), described in the subsection titled “Liquidity and Capital Resources.”

Provision for Income Taxes

We are subject to income taxes in U.S federal, state, and local jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

We account for uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) 740-10, Accounting for Uncertainty in Income Taxes. We recognize the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities. Interest and penalties related to uncertain tax positions are classified in the consolidated financial statements as income tax expense.

Results of Operations

The following table sets forth our results of operations for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
	(in thousands)
Revenue
Services	$114,531	$157,789	$31,904	$49,496
Hardware	8,253	12,011	3,191	5,467

Total revenue	122,784	169,800	35,095	54,963
Cost of revenue
Services(1)(2)(3)	36,735	42,520	10,296	12,744
Hardware	16,078	24,403	7,451	10,319

Total cost of revenue	52,813	66,923	17,747	23,063

Gross profit	69,971	102,877	17,348	31,900

Operating expenses
Research and development(1)(3)	33,738	35,923	8,896	8,806
Sales and marketing(1)(2)(3)	66,249	68,053	17,196	20,170
General and administrative(1)(3)	35,981	42,555	9,249	11,320

Total operating expenses	135,968	146,531	35,341	40,296

Operating loss	(65,997)	(43,654)	(17,993)	(8,396)
Other expense, net
Interest expense	4,705	4,506	1,130	1,074
Interest income	(5,775)	(805)	(529)	(542)
Change in fair value of warrant liabilities	1,048	(218)	375	520
Loss on debt extinguishment	1,536	—	—	—

Total other expense, net	1,514	3,483	976	1,052

Loss before provision for income taxes	(67,511)	(47,137)	(18,969)	(9,448)
Provision for income taxes	—	—	—	—

Net loss and comprehensive loss	$(67,511)	$(47,137)	$(18,969)	$(9,448)

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
	(in thousands)
Cost of services revenue	$87	$219	$52	$38
Research and development	1,585	1,713	332	495
Sales and marketing	2,180	2,602	732	730
General and administrative	4,888	4,886	1,753	1,581

Total share-based compensation expense	$8,740	$9,420	$2,869	$2,844

(2)	Includes amortization of intangible assets as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
	(in thousands)
Cost of services revenue	$1,793	$1,755	$439	$439
Sales and marketing	251	252	63	63

Total amortization of intangible assets	$2,044	$2,007	$502	$502

(3)	Includes depreciation and amortization as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
	(in thousands)
Cost of services revenue	$1,974	$2,406	$532	$741
Research and development	83	83	19	18
Sales and marketing	122	118	27	27
General and administrative	225	189	45	45

Total depreciation and amortization(i)	$2,404	$2,796	$623	$831

(i)	Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized internal-use software costs.

Percentage of Revenue Data	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
	(as a percentage of revenue)
Revenue
Services	93%	93%	91%	90%
Hardware	7	7	9	10

Total revenue	100	100	100	100
Cost of revenue
Services	30	25	30	23
Hardware	13	14	21	19

Total cost of revenue	43	39	51	42

Gross profit	57	61	49	58

Operating expenses
Research and development	28	21	25	16
Sales and marketing	54	41	49	37
General and administrative	29	24	27	21

Total operating expenses	111	86	101	74

Operating loss	(54)	(25)	(52)	(16)

Percentage of Revenue Data	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
	(as a percentage of revenue)
Other expense, net
Interest expense	4	4	3	2
Interest income	(5)	(1)	(2)	(1)
Change in fair value of warrant liabilities	1	—	1	1
Loss on debt extinguishment	1	—	—	—

Total other expense, net	1	3	2	2

Loss before provision for income taxes	(55)	(28)	(54)	(18)
Provision for income taxes	—	—	—	—

Net loss and comprehensive loss	(55)%	(28)%	(54)%	(18)%

Comparison of the Three Months Ended March 31, 2024 and 2025

Revenue

	Three Months Ended March 31,		$ Change	% Change
	2024	2025
	(in thousands, except percentages, unaudited)
Services	$31,904	$49,496	$17,592	55%
Hardware	3,191	5,467	2,276	71%

Total revenue	$35,095	$54,963	$19,868	57%

Total revenue increased by $19.9 million, or 57%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

Services revenue increased by $17.6 million, or 55%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to an increase of $15.8 million related to growth in total members, with the average number of total members during the three months ended March 31, 2025 increasing by 47% compared to the average for the three months ended March 31, 2024, and an increase of $1.7 million driven by higher average fees per member.

Hardware revenue increased by $2.3 million, or 71%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily driven by the 47% increase in total members, reflecting new members enrolled compared to the same period in the prior year, which drove the number of devices that we delivered to new members enrolled in our programs.

Cost of Revenue

	Three Months Ended March 31,		$ Change	% Change
	2024	2025
	(in thousands, except percentages, unaudited)
Services	$10,296	$12,744	$2,448	24%
Hardware	7,451	10,319	2,868	38%

Total cost of revenue	$17,747	$23,063	$5,316	30%

Total cost of revenue increased by $5.3 million, or 30%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

Cost of services revenue increased by $2.4 million, or 24%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to a $2.0 million increase in personnel costs related to increase in headcount, a $0.2 million increase in technology support and product costs to support the growth in our total members, and a $0.2 million increase in amortization of capitalized internal-use software costs.

Cost of hardware revenue increased by $2.9 million, or 38%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to a 47% increase in total members, which drove new devices, supplies, and fulfillment costs, partially offset by lower device costs.

Gross Profit and Gross Margin

	$		$		$		$
	Three Months Ended March 31,				$ Change		% Change
	2024		2025
	(in thousands, except percentages, unaudited)
Gross profit		$17,348		$31,900		$14,552	84%
Gross margin		49.4%		58.0%

Gross profit increased by $14.6 million, or 84%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to a 47% increase in total members and a decrease in personnel costs per total member needed to support enrolled members as a result of strategic efficiency initiatives such as improving the effectiveness of our Care Team interventions and Care Team time management, as well as the expanded use of supporting technologies, such as tools that can surface helpful templates for our Care Team’s consideration in frequently recurring scenarios (“Care Team message support”).

Gross margin expanded by 8.6 percentage points during the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The expansion of gross margin was primarily driven by lower cost of devices and personnel costs per total member needed to support enrolled members as a result of strategic efficiency initiatives such as improving the effectiveness of our Care Team interventions and Care Team time management, as well as the expanded use of supporting technologies, such as tools for Care Team message support described above.

Operating Expenses

Research and Development

	$		$		$	$
	Three Months Ended March 31,				$ Change	% Change
	2024		2025
	(in thousands, except percentages, unaudited)
Research and development		$8,896		$8,806	$(90)	(1)%

Research and development expenses decreased by $0.1 million, or 1%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to $0.2 million in higher capitalized internal-use software costs, partially offset by a $0.1 million increase in technology infrastructure expenses.

Sales and Marketing

	$		$		$		$
	Three Months Ended March 31,				$ Change		% Change
	2024		2025
	(in thousands, except percentages, unaudited)
Sales and marketing		$17,196		$20,170		$2,974	17%

Sales and marketing expenses increased by $3.0 million, or 17%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to a $1.9 million increase in administrative and marketing fees that we paid to channel partners for their services in support of our member enrollments, a $0.8 million increase in personnel costs related primarily to an increase in headcount and increases in wages and bonuses per employee, and a $0.4 million increase in advertising and marketing expenses. The increase was partially offset by a $0.2 million decrease in professional and outside services related to clinical studies.

General and Administrative

	Three Months Ended March 31,		$ Change	% Change
	2024	2025
	(in thousands, except percentages, unaudited)
General and administrative	$9,249	$11,320	$2,071	22%

General and administrative expenses increased by $2.1 million, or 22%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to a $1.0 million increase in professional and outside services costs related to financial statement audits and preparing for public company operations, a $0.7 million increase in bad debt expense, a $0.6 million increase in personnel costs related primarily to an increase in headcount, and a $0.3 million increase in technology infrastructure expenses. The increase was partially offset by a $0.5 million decrease in stock-based compensation expense from secondary sales transactions involving our capital stock.

Other Expense, Net

Interest Expense

	Three Months Ended March 31,		$ Change	% Change
	2024	2025
	(in thousands, except percentages, unaudited)
Interest expense	$1,130	$1,074	$(56)	(5)%

Interest expense decreased by $0.1 million, or 5%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to changes in interest rates.

Interest Income

	Three Months Ended March 31,		$ Change	% Change
	2024	2025
	(in thousands, except percentages, unaudited)
Interest income	$529	$542	$13	2%

Interest income increased by less than $0.1 million, or 2%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to changes in interest rates.

Change in Fair Value of Warrant Liabilities

	Three Months Ended March 31,		$ Change	% Change
	2024	2025
	(in thousands, except percentages, unaudited)
Change in fair value of warrant liabilities	$375	$520	$145	39%

The change in fair value of warrant liabilities increased by $0.2 million, or 39%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to changes in the expected stock volatility, risk-free rate, and reduction in time to expiry.

Comparison of the Years Ended December 31, 2023 and 2024

Revenue

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Services	$114,531	$157,789	$43,258	38%
Hardware	8,253	12,011	3,758	46%

Total revenue	$122,784	$169,800	$47,016	38%

Total revenue increased by $47.0 million, or 38%, for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Services revenue increased by $43.3 million, or 38%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to an increase of $43.7 million related to growth in total members, with the average number of total members during the year ended December 31, 2024 increasing by 40% compared to the average for the year ended December 31, 2023, partially offset by an immaterial change in average fees per member.

Hardware revenue increased by $3.8 million, or 46%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by the 46% increase in total members, reflecting new members enrolled compared to the prior year, which directly drove the number of devices that we delivered to new members enrolled in our programs.

Cost of Revenue

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Services	$36,735	$42,520	$5,785	16%
Hardware	16,078	24,403	8,325	52%

Total cost of revenue	$52,813	$66,923	$14,110	27%

Total cost of revenue increased by $14.1 million, or 27%, for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Cost of services revenue increased by $5.8 million, or 16%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to a $4.3 million increase in personnel costs related in part to an increase in headcount and an increase in wages and bonuses per employee, a $1.1 million increase in technology support and product costs to support the growth in our total members, and a $0.4 million increase in amortization of capitalized internal-use software costs.

Cost of hardware revenue increased by $8.3 million, or 52%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to a 46% increase in total members, which drove new devices, supplies, and fulfillment costs.

Gross Profit and Gross Margin

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Gross profit	$69,971	$102,877	$32,906	47%
Gross margin	57.0%	60.6%

Gross profit increased by $32.9 million, or 47%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, due to a 46% increase in total members and a decrease in personnel costs per total member needed to support enrolled members as a result of strategic efficiency initiatives such as improving the effectiveness of our Care Team interventions and Care Team time management, as well as the expanded use of supporting technologies, such as tools for Care Team message support described above.

Gross margin expanded by 3.6 percentage points during the year ended December 31, 2024 compared to the year ended December 31, 2023. The expansion of gross margin was primarily driven by decreased personnel costs per total member needed to support enrolled members as a result of strategic efficiency initiatives such as improving the effectiveness of our Care Team interventions and Care Team time management, as well as the expanded use of supporting technologies, such as tools for Care Team message support described above.

Operating Expenses

Research and Development

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Research and development	$33,738	$35,923	$2,185	6%

Research and development expenses increased by $2.2 million, or 6%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to a $2.2 million increase in personnel costs related primarily to increases in wages and bonuses per employee.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Sales and marketing	$66,249	$68,053	$1,804	3%

Sales and marketing expenses increased by $1.8 million, or 3%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to a $2.6 million increase in administrative and marketing fees that we paid to channel partners for their services in support of our member enrollments and a $1.7 million increase in personnel costs related primarily to increases in wages and bonuses per employee. The increase was partially offset by a $1.5 million decrease in professional and outside services related to clinical studies, as well as a $1.0 million decrease in commission and other marketing expenses.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
General and Administrative	$35,981	$42,555	$6,574	18%

General and administrative expenses increased by $6.6 million, or 18%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to a $3.0 million increase in professional and outside services costs related to financial statement audits and preparing for public company operations, a $2.7 million increase in personnel costs related primarily to increases in wages and bonuses per employee, and $1.0 million in bad debt expense and other costs.

Other Expense, Net

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Interest expense	$4,705	$4,506	$(199)	(4)%

Interest expense decreased by $0.2 million, or 4%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to changes in interest rates.

Interest Income

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Interest income	$5,775	$805	$(4,970)	(86)%

Interest income decreased by $5.0 million, or 86%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by the decrease in cash and cash equivalents that were utilized to fund our operating activities and due to the timing of capital deployment during the transition to a new banking partner in connection with the closure of our prior bank.

Change in Fair Value of Warrant Liabilities

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Change in fair value of warrant liabilities	$1,048	$(218)	$(1,266)	(121)%

The change in fair value of warrant liabilities decreased by $1.3 million, or 121%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to changes in the expected stock volatility, risk-free rate, and reduction in time to expiry.

Loss on Debt Extinguishment

	Year Ended December 31,		$ Change	% Change
	2023	2024
	(in thousands, except percentages)
Loss on debt extinguishment	$1,536	$—	$(1,536)	(100)%

We did not extinguish any debt during the year ended December 31, 2024, whereas we recorded a loss on debt extinguishment of $1.5 million during the year ended December 31, 2023 in connection with the extinguishment of the Perceptive Credit Agreement in 2023.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures to supplement the performance measures in our audited consolidated financial statements and unaudited condensed consolidated financial statements, which are presented in accordance with GAAP. These non-GAAP financial measures include non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses margin, adjusted EBITDA, and adjusted EBITDA margin. We use these non-GAAP financial measures for financial and operational decision-making and as a means to assist us in evaluating period-to-period comparisons. By excluding certain items that may not be indicative of our recurring core operating results, we believe that non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses margin, adjusted EBITDA, and adjusted EBITDA margin provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-GAAP financial measures, when taken collectively with GAAP financial information, are useful to investors and others because they allow for additional information with respect to financial measures used by management in its financial and operational decision-making and may be used by our institutional investors and the analyst community to help them analyze the health of our business. However, there are a number of limitations related to the use of non-GAAP financial measures, and these non-GAAP financial measures should be considered in addition to, and not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit as gross profit, excluding share-based compensation expense, amortization of intangible assets, and depreciation and amortization, and non-GAAP gross margin as gross margin, excluding share-based compensation expense, amortization of intangible assets, and depreciation and amortization. We consider non-GAAP gross profit and non-GAAP gross margin to be useful metrics for investors and other users of our financial information in evaluating our operating performance because they exclude the impact of share-based compensation expense, amortization of intangible assets, and depreciation and amortization, which are non-cash charges that can vary from period to period for reasons that are unrelated to our core operating performance. These metrics also provide investors and other users of our financial information with additional tools to compare business performance across periods, while eliminating the effects of items that may vary for reasons unrelated to core operating performance.

A reconciliation of gross profit and gross margin, the most directly comparable GAAP financial measures, to non-GAAP gross profit and non-GAAP gross margin is presented below:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(in thousands, except percentages)
GAAP gross profit	$69,971	$102,877	$17,348	$31,900
Add:
Share-based compensation expense	87	219	52	38
Amortization of intangible assets	1,793	1,755	439	439
Depreciation and amortization(1)	1,974	2,406	532	741

Non-GAAP gross profit	$73,825	$107,257	$18,371	$33,118

GAAP gross margin (as a percentage of revenue)	57.0%	60.6%	49.4%	58.0%
Non-GAAP gross margin (as a percentage of revenue)	60.1%	63.2%	52.3%	60.3%

(1)	Depreciation and amortization includes amortization of capitalized internal-use software costs.

Non-GAAP Operating Expenses and Non-GAAP Operating Expenses Margin

We define non-GAAP operating expenses as total operating expenses reported on our consolidated statements of operations, excluding share-based compensation expense, amortization of intangible assets,

depreciation and amortization, and loss on disposal of property and equipment. We define non-GAAP operating expenses margin as non-GAAP operating expenses divided by GAAP total revenue reported on our consolidated statements of operations. We consider non-GAAP operating expenses and non-GAAP operating expenses margin to be useful metrics for investors and other users of our financial information in evaluating our operating performance because they exclude the impact of share-based compensation expense, amortization of intangible assets, depreciation and amortization, and loss on disposal of property and equipment, which are non-cash charges that can vary from period to period for reasons that are unrelated to our core operating performance. These metrics also provide investors and other users of our financial information with additional tools to compare business performance across periods, while eliminating the effects of items that may vary for reasons unrelated to core operating performance.

A reconciliation of operating expenses and operating expenses margin, the most directly comparable GAAP financial measures, to non-GAAP operating expenses and non-GAAP operating expenses margin is presented below:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(in thousands, except percentages)
GAAP operating expenses	$135,968	$146,531	$35,341	$40,296
Less:
Share-based compensation expense	8,653	9,201	2,817	2,806
Amortization of intangible assets	251	252	63	63
Depreciation and amortization(1)	430	390	91	90
Loss on disposal of property and equipment	151	2	—	1

Non-GAAP operating expenses	$126,483	$136,686	$32,370	$37,336

GAAP operating expenses margin (as a percentage of revenue)	110.7%	86.3%	100.7%	73.3%
Non-GAAP operating expenses margin (as a percentage of revenue)	103.0%	80.5%	92.2%	67.9%

(1)	Depreciation and amortization includes depreciation of property and equipment.

Adjusted EBITDA and Adjusted EBITDA Margin

We monitor adjusted EBITDA and adjusted EBITDA margin for planning and performance measurement purposes. We define adjusted EBITDA as net loss and comprehensive loss reported on our consolidated statements of operations, excluding the impact of interest expense, interest income, change in fair value of warrant liabilities, loss on debt extinguishment, provision for income taxes, share-based compensation expense, amortization of intangible assets, depreciation and amortization, and loss on disposal of property and equipment. We define adjusted EBITDA margin as adjusted EBITDA divided by GAAP total revenue reported on our consolidated statements of operations. We have presented adjusted EBITDA and adjusted EBITDA margin because we believe that the exclusion of these charges allows for a more relevant comparison of our results of operations and facilitates period-to-period comparisons as it eliminates the effect of certain factors unrelated to our overall operating performance. Our calculation of adjusted EBITDA and adjusted EBITDA margin does not currently include the tax effects of the share-based compensation expense adjustment because such tax effects have not been material to date.

A reconciliation of net loss and comprehensive loss and net loss and comprehensive loss margin, the most directly comparable GAAP financial measures, to adjusted EBITDA and adjusted EBITDA margin are presented below:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(in thousands, except percentages)
GAAP net loss and comprehensive loss	$(67,511)	$(47,137)	$(18,969)	$(9,448)
Add:
Interest expense	4,705	4,506	1,130	1,074
Interest income	(5,775)	(805)	(529)	(542)
Change in fair value of warrant liabilities	1,048	(218)	375	520
Loss on debt extinguishment	1,536	—	—	—
Provision for income taxes	—	—	—	—
Share-based compensation expense	8,740	9,420	2,869	2,844
Amortization of intangible assets	2,044	2,007	502	502
Depreciation and amortization(1)	2,404	2,796	623	831
Loss on disposal of property and equipment	151	2	—	1

Adjusted EBITDA	$(52,658)	$(29,429)	$(13,999)	$(4,218)

GAAP net loss and comprehensive loss margin (as a percentage of revenue)	(55.0)%	(27.8)%	(54.1)%	(17.2)%
Adjusted EBITDA margin (as a percentage of revenue)	(42.9)%	(17.3)%	(39.9)%	(7.7)%

(1)	Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized internal-use software costs.

Trends

Seasonality

We typically close a higher percentage of sales to new customers, as well as renewals or expansions with existing customers, in the second and third quarters, aligning with benefits enrollment schedules and allowing us to launch our products at the start of the following year. This seasonality generally leads to higher new member enrollment in the first and second quarters, resulting in increased Care Team costs to support the newly enrolled members. These higher new member enrollments also require shipments of new devices to newly enrolled members in the same quarter of enrollment or the beginning of the following quarter and increased hardware revenue in those periods. These increased costs result in lower overall gross margins in those quarters and there is typically a decrease in these costs in subsequent quarters. After the effects of these early program costs of new enrollments, increases in the number of members will generally be reflected in increased revenue in subsequent quarters as services revenue is generally recognized in arrears after the provision of our virtual care programs begins.

Obesity and Weight Management

While Omada does not develop or prescribe GLP-1 therapies, we believe the approval of several GLP-1s to treat diabetes and obesity alongside changes in diet and exercise has the potential to increase interest in cardiometabolic programs such as ours. The GLP-1 treatment landscape is relatively new and evolving, and the continued growth of GLP-1 prescriptions may drive fluctuations in demand for our cardiometabolic programs and impact revenue in future periods.

GLP-1 therapies have driven significant spending related to cardiometabolic conditions and obesity, with combined global sales of Ozempic, Rybelsus, Wegovy, and Mounjaro reaching approximately $41.4 billion in

2024, a 73% increase compared to 2023, according to public filings by the respective drug manufacturers. GLP-1 therapies can represent a significant cost burden to employers and other entities (including health plans and PBMs). For example, employers pay for GLP-1 therapies with list prices that can exceed $1,000 per month. However, the lasting value derived from the prescription alone may be limited without long-term behavior change. As of December 31, 2024, FDA-approved labels guided that GLP-1 therapies prescribed in adults for obesity or chronic weight management should be prescribed concurrently with a behavioral and lifestyle treatment plan. Accordingly, we believe that the growth in GLP-1 medication prescriptions may also result in increased interest in lifestyle modification programs such as our cardiometabolic programs, which can support members on a GLP-1 therapy.

The GLP-1 treatment landscape is relatively new and evolving, and actions by employers, health plans, PBMs, pharmaceutical companies, regulators, and other third parties could impact the adoption of our GLP-1 Care Tracks. While our GLP-1 Care Tracks are designed to be offered only to eligible members who are also engaged in one of our cardiometabolic programs, demand for those cardiometabolic programs could fluctuate and impact our financial condition.

Quarterly Results of Operations and Other Data

The following table sets forth our unaudited quarterly statements of operations data for each of the 13 quarterly periods ended March 31, 2025. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and unaudited condensed consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for any other period. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and unaudited condensed consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus.

	$		$		$		$		$		$		$		$		$		$		$		$		$
	Three Months Ended
	March 31, 2022		June 30, 2022		September 30, 2022		December 31, 2022		March 31, 2023		June 30, 2023		September 30, 2023		December 31, 2023		March 31, 2024		June 30, 2024		September 30, 2024		December 31, 2024		March 31, 2025
	(in thousands)
Revenue
Services		$17,979		$20,698		$20,405		$23,608		$23,954		$28,680		$30,956		$30,941		$31,904		$38,351		$42,096		$45,438		$49,496
Hardware		2,229		1,077		1,525		1,664		2,463		2,212		1,972		1,606		3,191		2,861		3,419		2,540		5,467

Total revenue		20,208		21,775		21,930		25,272		26,417		30,892		32,928		32,547		35,095		41,212		45,515		47,978		54,963
Cost of revenue
Services(1)(2)(3)		8,579		8,242		8,200		8,495		8,912		9,646		9,004		9,173		10,296		10,759		10,632		10,833		12,744
Hardware		4,061		2,198		3,497		3,122		4,925		4,348		3,688		3,117		7,451		5,619		6,322		5,011		10,319

Total cost of revenue		12,640		10,440		11,697		11,617		13,837		13,994		12,692		12,290		17,747		16,378		16,954		15,844		23,063

Gross profit		7,568		11,335		10,233		13,655		12,580		16,898		20,236		20,257		17,348		24,834		28,561		32,134		31,900

Operating expenses
Research and development(1)(3)		6,131		6,304		6,725		7,008		8,260		8,619		8,371		8,488		8,896		8,987		8,850		9,190		8,806
Sales and marketing(1)(2)(3)		13,405		15,050		13,492		16,537		16,364		18,133		15,668		16,084		17,196		15,191		17,577		18,089		20,170
General and administrative(1)(3)		6,699		7,625		7,904		8,261		8,058		8,667		10,174		9,082		9,249		10,693		10,659		11,954		11,320

Total operating expenses		26,235		28,979		28,121		31,806		32,682		35,419		34,213		33,654		35,341		34,871		37,086		39,233		40,296

Operating loss		(18,667)		(17,644)		(17,888)		(18,151)		(20,102)		(18,521)		(13,977)		(13,397)		(17,993)		(10,037)		(8,525)		(7,099)		(8,396)
Other (income)/expense, net
Interest expense		983		997		1,046		1,175		1,202		1,207		1,168		1,128		1,130		1,132		1,147		1,097		1,074
Interest income		(16)		(160)		(735)		(1,291)		(1,681)		(1,684)		(1,431)		(979)		(529)		(85)		(17)		(174)		(542)
Change in fair value of warrant liabilities		(749)		(652)		(195)		(235)		195		223		251		379		375		(392)		(428)		227		520
Loss on debt extinguishment		—		—		—		—		—		1,536		—		—		—		—		—		—		—

Total other (income)/expense, net		218		185		116		(351)		(284)		1,282		(12)		528		976		655		702		1,150		1,052

Loss before provision for income taxes		(18,885)		(17,829)		(18,004)		(17,800)		(19,818)		(19,803)		(13,965)		(13,925)		(18,969)		(10,692)		(9,227)		(8,249)		(9,448)
Provision for income taxes		—		—		—		—		—		—		—		—		—		—		—		—		—

Net loss and comprehensive loss		$(18,885)		$(17,829)		$(18,004)		$(17,800)		$(19,818)		$(19,803)		$(13,965)		$(13,925)		$(18,969)		$(10,692)		$(9,227)		$(8,249)		$(9,448)

(1)	Includes share-based compensation expense as follows:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands)
Cost of services revenue	$119	$77	$84	$(26)	$21	$21	$17	$28	$52	$53	$57	$57	$38
Research and development	242	219	319	337	325	358	388	514	332	465	458	458	495
Sales and marketing	491	416	557	528	484	539	520	637	732	635	614	621	730
General and administrative	868	641	861	921	742	881	2,084	1,181	1,753	926	1,031	1,176	1,581

Total share-based compensation expense	$1,720	$1,353	$1,821	$1,760	$1,572	$1,799	$3,009	$2,360	$2,869	$2,079	$2,160	$2,312	$2,844

(2)	Includes amortization of intangible assets as follows:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands)
Cost of services revenue	$440	$476	$476	$476	$476	$439	$439	$439	$439	$439	$439	$438	$439
Sales and marketing	63	62	63	63	63	62	63	63	63	63	63	63	63

Total amortization of intangible assets	$503	$538	$539	$539	$539	$501	$502	$502	$502	$502	$502	$501	$502

(3)	Includes depreciation and amortization as follows:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands)
Cost of services revenue	$401	$412	$433	$456	$468	$481	$501	$524	$532	$568	$623	$683	$741
Research and development	16	21	23	15	21	19	21	22	19	22	23	19	18
Sales and marketing	27	31	36	29	34	32	27	29	27	31	32	28	27
General and administrative	79	77	75	81	61	62	56	46	45	48	49	47	45

Total depreciation and amortization(i)	$523	$541	$567	$581	$584	$594	$605	$621	$623	$669	$727	$777	$831

(i)	Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized internal-use software costs.

	Three Months Ended
Percentage of Revenue Data	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(as a percentage of revenue)
Revenue
Services	89%	95%	93%	93%	91%	93%	94%	95%	91%	93%	92%	95%	90%
Hardware	11	5	7	7	9	7	6	5	9	7	8	5	10

Total revenue	100	100	100	100	100	100	100	100	100	100	100	100	100
Cost of revenue
Services	43	38	37	34	33	31	28	28	30	26	23	23	23
Hardware	20	10	16	12	19	14	11	10	21	14	14	10	19

Total cost of revenue	63	48	53	46	52	45	39	38	51	40	37	33	42

Gross profit	37	52	47	54	48	55	61	62	49	60	63	67	58

Operating expenses
Research and development	30	29	31	28	31	28	25	26	25	22	19	19	16

	Three Months Ended
Percentage of Revenue Data	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(as a percentage of revenue)
Sales and marketing	66	69	62	65	62	59	48	49	49	37	39	38	37
General and administrative	34	35	35	33	31	28	31	28	27	26	23	25	21

Total operating expenses	130	133	128	126	124	115	104	103	101	85	81	82	74

Operating loss	(93)	(81)	(81)	(72)	(76)	(60)	(43)	(41)	(52)	(25)	(18)	(15)	(16)
Other (income)/expense, net
Interest expense	4	5	5	4	4	3	4	4	3	2	3	2	2
Interest income	—	(1)	(3)	(5)	(6)	(5)	(6)	(3)	(2)	—	—	—	(1)
Change in fair value of warrant liabilities	(4)	(3)	(1)	(1)	1	1	1	1	1	(1)	(1)	—	1
Loss on debt extinguishment	—	—	—	—	—	5	—	—	—	—	—	—	—

Total other (income)/expense, net	—	1	1	(2)	(1)	4	(1)	2	2	1	2	2	2

Loss before provision for income taxes	(93)	(82)	(82)	(70)	(75)	(64)	(42)	(43)	(54)	(26)	(20)	(17)	(18)
Provision for income taxes	—	—	—	—	—	—	—	—	—	—	—	—	—

Net loss and comprehensive loss	(93)%	(82)%	(82)%	(70)%	(75)%	(64)%	(42)%	(43)%	(54)%	(26)%	(20)%	(17)%	(18)%

Quarterly Trends

Revenue and Seasonality

Our quarterly services revenue generally increased through the fiscal quarters presented due to increases in newly enrolled members.

A significant proportion of our sales largely follows benefit enrollment schedules. We close new deals and expansions of existing deals with customers and channel partners throughout the year, often as they prepare benefit packages for the following year, and many of our existing customers and channel partners evaluate benefits renewals on a calendar-year basis. This cycle generally leads to the largest number of new member enrollments in the first quarter, which aligns with many open enrollment periods, when many customers and channel partners launch new offerings and conduct the largest member outreach campaigns. We deliver connected devices near each member’s start date in our programs, and we recognize revenue from those connected devices together with our services revenue during the early months following a member’s enrollment. Thereafter, we recognize additional revenue as we continue to provide ongoing care services, but we generally do not provide additional devices unless members enroll in a new program. This has generally resulted in higher hardware revenue in the first quarter, followed by a decrease in hardware revenue as the ongoing services become the primary revenue source.

Cost of Revenue and Gross Margin

Our cost of revenue per member has typically been highest in the first quarter because we generally enroll the largest number of new members during that time, which results in shipments of new devices and increased

Care Team costs to support newly enrolled members during the early months of their respective enrollment. The bundled cost of our care services and the connected devices initially exceeds their separate, standalone prices, resulting in lower initial margins. After the early months following their enrollment, our members generally require less support, which lowers Care Team costs for those members, and we generally do not provide additional devices unless a member enrolls in a new program. As a result, our gross margin historically has improved in the months following seasonal periods of high new member enrollments, typically beginning in the second quarter and continuing for the rest of the fiscal year. Historically, our gross margin in a given period has also generally increased compared to the same period of the prior year due to decreased personnel costs per total members and year-over-year improvements in strategic efficiency initiatives such as improving the effectiveness of our Care Team interventions and Care Team time management, as well as expanded use of supporting technologies such as tools for Care Team message support described above.

Operating Expenses

Operating expenses have generally risen over time, primarily due to increased personnel costs to support business growth. However, operating expenses as a percentage of revenue have generally decreased over time primarily due to declining personnel costs as a percentage of revenue, arising from economies of scale and strategic resource deployment, partially offset by administrative and marketing fees that we pay to channel partners for their services in support of our member enrollments, which have largely remained consistent as a percentage of revenue. General and administrative costs increased for the three months ended March 31, 2025 compared to the three months ended March 31, 2024 and for the year ended December 31, 2024 compared to the year ended December 31, 2023, mainly due to higher non-capitalizable professional and outside service expenses related to financial statement audits and preparing for public company operations, as well as personnel costs related to preparing for public company operations, and share-based compensation expenses, including those associated with secondary sales of common stock by certain current and former employees. See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional detail on the secondary transactions.

Quarterly Trends in Non-GAAP Financial Measures

The following table sets forth our non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses margin, adjusted EBITDA, and adjusted EBITDA margin for each of the 13 quarterly periods ended March 31, 2025. See the section titled “Non-GAAP Financial Measures” for additional information, including the details of how we calculate each financial measure.

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands, except percentages)
Non-GAAP gross profit	$8,528	$12,300	$11,226	$14,561	$13,545	$17,839	$21,193	$21,248	$18,371	$25,894	$29,680	$33,312	$33,118
Non-GAAP gross margin	42.2%	56.5%	51.2%	57.6%	51.3%	57.7%	64.4%	65.3%	52.3%	62.8%	65.2%	69.4%	60.3%
Non-GAAP operating expenses	$24,449	$27,510	$26,186	$29,829	$30,948	$33,461	$31,053	$31,021	$32,370	$32,680	$34,815	$36,821	$37,336
Non-GAAP operating expenses margin	129.8%	133.1%	128.2%	125.9%	123.7%	114.7%	103.9%	103.4%	100.7%	84.6%	81.5%	81.8%	73.3%
Adjusted EBITDA	$(15,921)	$(15,210)	$(14,960)	$(15,268)	$(17,403)	$(15,622)	$(9,860)	$(9,773)	$(13,999)	$(6,786)	$(5,135)	$(3,509)	$(4,218)
Adjusted EBITDA margin	(78.8)%	(69.9)%	(68.2)%	(60.4)%	(65.9)%	(50.6)%	(29.9)%	(30.0)%	(39.9)%	(16.5)%	(11.3)%	(7.3)%	(7.7)%

Non-GAAP Gross Profit and Non-GAAP Gross Margin

A reconciliation of gross profit and gross margin, the most directly comparable GAAP financial measures, to non-GAAP gross profit and non-GAAP gross margin is presented below:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands, except percentages)
GAAP gross profit	$7,568	$11,335	$10,233	$13,655	$12,580	$16,898	$20,236	$20,257	$17,348	$24,834	$28,561	$32,134	$31,900
Add:
Share-based compensation expense	119	77	84	(26)	21	21	17	28	52	53	57	57	38
Amortization of intangible assets	440	476	476	476	476	439	439	439	439	439	439	438	439
Depreciation and amortization(l)	401	412	433	456	468	481	501	524	532	568	623	683	741

Non-GAAP gross profit	$8,528	$12,300	$11,226	$14,561	$13,545	$17,839	$21,193	$21,248	$18,371	$25,894	$29,680	$33,312	$33,118

GAAP gross margin (as a percentage of revenue)	37.5%	52.1%	46.7%	54.0%	47.6%	54.7%	61.5%	62.2%	49.4%	60.3%	62.8%	67.0%	58.0%
Non-GAAP gross margin (as a percentage of revenue)	42.2%	56.5%	51.2%	57.6%	51.3%	57.7%	64.4%	65.3%	52.3%	62.8%	65.2%	69.4%	60.3%

(1)	Depreciation and amortization includes amortization of capitalized internal-use software costs.

Non-GAAP Operating Expenses and Non-GAAP Operating Expenses Margin

A reconciliation of operating expenses and operating expense margin, the most directly comparable GAAP financial measures, to non-GAAP operating expenses and non-GAAP operating expenses margin is presented below:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands, except percentages)
GAAP operating expenses	$26,235	$28,979	$28,121	$31,806	$32,682	$35,419	$34,213	$33,654	$35,341	$34,871	$37,086	$39,233	$40,296
Less:
Share-based compensation expense	1,601	1,276	1,737	1,786	1,551	1,778	2,992	2,332	2,817	2,026	2, 103	2,255	2,806
Amortization of intangible assets	63	62	63	63	63	62	63	63	63	63	63	63	63
Depreciation and amortization(1)	122	129	134	125	116	113	104	97	91	101	104	94	90
Loss on disposal of property and equipment	—	2	1	3	4	5	1	141	—	1	1	—	1

Non-GAAP operating expenses	$24,449	$27,510	$26,186	$29,829	$30,948	$33,461	$31,053	$31,021	$32,370	$32,680	$34,815	$36,821	$37,336

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands, except percentages)
GAAP operating expenses margin (as a percentage of revenue)	129.8%	133.1%	128.2%	125.9%	123.7%	114.7%	103.9%	103.4%	100.7%	84.6%	81.5%	81.8%	73.3%
Non-GAAP operating expenses margin (as a percentage of revenue)	121.0%	126.3%	119.4%	118.0%	117.2%	108.3%	94.3%	95.3%	92.2%	79.3%	76.5%	76.7%	67.9%

(1)	Depreciation and amortization includes depreciation of property and equipment.

Adjusted EBITDA and Adjusted EBITDA Margin

A reconciliation of net loss and comprehensive loss and net loss and comprehensive loss margin, the most directly comparable GAAP financial measures, to adjusted EBITDA and adjusted EBITDA margin are presented below:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands, except percentages)
GAAP net loss and comprehensive loss	$(18,885)	$(17,829)	$(18,004)	$(17,800)	$(19,818)	$(19,803)	$(13,965)	$(13,925)	$(18,969)	$(10,692)	$(9,227)	$(8,249)	$(9,448)
Add:
Interest expense	983	997	1,046	1,175	1,202	1,207	1,168	1,128	1,130	1,132	1,147	1,097	1,074
Interest income	(16)	(160)	(735)	(1,291)	(1,681)	(1,684)	(1,431)	(979)	(529)	(85)	(17)	(174)	(542)
Change in fair value of warrant liabilities	(749)	(652)	(195)	(235)	195	223	251	379	375	(392)	(428)	227	520
Loss-on debt extinguishment	—	—	—	—	—	1,536	—	—	—	—	—	—	—
Provision for income taxes	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	1,720	1,353	1,821	1,760	1,572	1,799	3,009	2,360	2,869	2,079	2,160	2,312	2,844
Amortization of intangible assets	503	538	539	539	539	501	502	502	502	502	502	501	502
Depreciation and amortization(1)	523	541	567	581	584	594	605	621	623	669	727	777	831
Loss on disposal of property and equipment	—	2	1	3	4	5	1	141	—	1	1	—	1

Adjusted EBITDA	$(15,921)	$(15,210)	$(14,960)	$(15,268)	$(17,403)	$(15,622)	$(9,860)	$(9,773)	$(13,999)	$(6,786)	$(5,135)	$(3,509)	$(4,218)

GAAP net loss and comprehensive loss margin (as a percentage of revenue)	(93.5)%	(81.9)%	(82.1)%	(70.4)%	(75.0)%	(64.1)%	(42.4)%	(42.8)%	(54.1)%	(25.9)%	(20.3)%	(17.2)%	(17.2)%
Adjusted EBITDA margin (as a percentage of revenue)	(78.8)%	(69.9)%	(68.2)%	(60.4)%	(65.9)%	(50.6)%	(29.9)%	(30.0)%	(39.9)%	(16.5)%	(11.3)%	(7.3)%	(7.7)%

(1)	Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized internal-use software costs.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through proceeds from issuance of our redeemable convertible preferred stock, debt financing agreements, and cash generated from the sale of our products and services. As of March 31, 2025, our principal sources of liquidity were cash and cash equivalents of $59.4 million and working capital of $53.3 million. Cash and cash equivalents are composed of cash held in sweep accounts, checking accounts, and money market funds. Our principal use of cash is to fund our operations and invest in R&D to support our growth.

We have generated significant losses from operations and negative cash flows from operating activities in the past, as reflected in our accumulated deficit of $453.4 million as of March 31, 2025. We believe that our current cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on many factors, including our growth rate, the timing and extent of our sales and marketing and R&D expenditures, the continuing market acceptance of our products and services, and the use of cash to fund potential mergers or acquisitions. In the event that additional financing is required from outside sources, we may seek to raise additional funds through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and on acceptable terms, our business, results of operations, and financial condition could be materially and adversely affected.

In May 2020, we entered into the Perceptive Credit Agreement for a senior secured delayed draw term loan facility in an aggregate principal amount of $50.0 million, with up to $30.0 million in aggregate principal available upon the closing date and up to $20.0 million in aggregate principal to be available after the closing date but prior to March 31, 2022 (the “Perceptive Loan”). Upon the closing date, we drew down $30.0 million of the Perceptive Loan. The maturity date of the Perceptive Loan was May 18, 2025. The outstanding principal balance and accrued interest were paid in full in June 2023 with a portion of the proceeds of the MidCap Term Facility (as defined below), and as of December 31, 2023, the outstanding balance was $0.

Interest was charged on any outstanding principal of the Perceptive Loan at the sum of (i) 9.50% plus (ii) the greater of (x) the reference rate as of the second business day immediately preceding the first day of the month and (y) 1.75%, payable monthly. The Perceptive Loan was subject to monthly reporting requirements and a financial covenant to maintain a minimum balance of $3.0 million in cash and trailing 12-month revenue levels measured on the last day of each fiscal quarter.

In June 2023, we entered into a financing arrangement with Physera, Inc., MidCap Funding IV Trust (“MidCap”), as administrative agent, MidCap Financial Trust, as term loan servicer, certain funds managed by MidCap, as lenders, and the lenders, additional borrowers, and guarantors from time to time party thereto (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “MidCap Credit Agreement”), for a senior secured term loan (the “MidCap Term Facility”) in an aggregate principal amount of up to $60.0 million, with up to $30.0 million available upon the initial closing date and up to $30.0 million (the “Second Tranche”) available for draw from October 2024 through March 2025 conditional upon achievement of $120.0 million of trailing 12-month revenue (the “Revenue Condition”) and $60.0 million liquidity. On March 7, 2025, we entered into an amendment to the MidCap Credit Agreement which, among other things, (i) extended the availability of the Second Tranche until December 31, 2025 and (ii) modified the Revenue Condition to require trailing 12-month revenue of $165.0 million if the Second Tranche is advanced during the first fiscal quarter of 2025, $170.0 million if the Second Tranche is advanced during the second fiscal quarter of 2025, $175.0 million if the Second Tranche is advanced during the third fiscal quarter of 2025, and $180.0 million if the Second Tranche is advanced during the fourth fiscal quarter of 2025. Upon the initial closing date of the MidCap Credit Agreement, we drew down on $30.0 million of the MidCap Term Facility and used a portion of the proceeds to repay the outstanding principal balance (including prepayment premium) and accrued interest on the Perceptive Credit Agreement. The MidCap Term Facility is interest-only for 48 months. At the end of the initial interest-only period, we can elect to extend the interest-only period an additional 12 months if we meet a certain trailing 12-month revenue level (the “Minimum Net Revenue”) and no event of default has occurred and is continuing. The MidCap Credit Agreement also includes a revolving line of credit facility (the “MidCap Revolving Facility”) allowing for up to $20.0 million in revolving borrowings. The availability of the MidCap Revolving Facility is calculated as a percentage of our outstanding accounts receivable and inventory balances (“Availability”). We are required to maintain a minimum drawn balance on the MidCap Revolving Facility of no less than 20% of Availability, or will be required to pay a fee equal to the MidCap Revolving Facility interest rate on the difference between the amount of revolving loans drawn and 20% of Availability. Upon the initial closing date of the MidCap Credit Agreement, we drew $1.0 million on the MidCap Revolving Facility. The maturity date of the MidCap Term Facility and the MidCap Revolving Facility is June 1, 2028. As of each of December 31, 2024 and March 31, 2025, the outstanding balance on the MidCap Term Facility was $30.0 million and the outstanding balance on the MidCap Revolving Facility was $1.0 million.

Interest is charged on any outstanding principal of the MidCap Term Facility at the sum of the one-month forward-looking term SOFR rate, plus 0.10% (“Adjusted SOFR”), plus 7.00%, subject to a floor of 2.50%.

Interest on the MidCap Revolving Facility is charged at the sum of Adjusted SOFR plus 4.00%, subject to a floor of 2.50%. Both interest rates are reset monthly. The effective interest rate for the three months ended March 31, 2024 and 2025 was 14.4% and 13.4%, respectively, on the MidCap Term Facility, and 12.0% and 11.3%, respectively, on the MidCap Revolving Facility.

The MidCap Credit Agreement includes customary covenants for a facility of this type, including monthly reporting requirements and, at any time that liquidity is less than 1.50x the outstanding principal balance of the MidCap Term Facility, a financial covenant to maintain minimum trailing 12-month net revenue levels specified in the MidCap Credit Agreement. The MidCap Credit Agreement also contains various covenants that limit our ability to, among other things: sell, transfer, lease, or dispose of our assets subject to certain exclusions; create, incur, assume, guarantee, or assume additional indebtedness, other than certain permitted indebtedness; encumber or permit liens on any of our assets other than certain permitted liens; make restricted payments, including paying cash dividends on, repurchasing or making distributions with respect to any of our capital stock; make specified investments; consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with our affiliates, in each case, subject to certain exceptions, baskets, and thresholds set forth in the MidCap Credit Agreement. As of December 31, 2024 and March 31, 2025, we were in compliance with our financial covenants.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2024 and 2025:

	Three Months Ended March 31,
	2024	2025
	(in thousands, unaudited)
Net cash used in operating activities	$(20,647)	$(16,118)
Net cash used in investing activities	$(781)	$(1,249)
Net cash provided by financing activities	$556	$372

Operating Activities

Our largest source of operating cash flows is cash collections from our customers who purchase access to our programs for their members. Our primary use of cash in operating activities is for personnel and related expenses, marketing expenses, and third-party hosting and software costs. We have incurred negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the sale of redeemable convertible preferred stock and proceeds from debt financing arrangements.

Net cash used in operating activities during the three months ended March 31, 2025 of $16.1 million was the result of a $9.4 million net loss, adjusted for $6.4 million of non-cash adjustments and $13.0 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments primarily consisted of $2.8 million of share-based compensation expense, $1.3 million of depreciation and amortization expense, $0.7 million of amortization of deferred commissions, $0.6 million in provision for credit losses, $0.5 million in fair value of warrant liabilities, $0.2 million of amortization of operating lease right-of-use assets, and $0.1 million of amortization of debt issuance costs. The net cash outflow from changes in operating assets and liabilities was primarily the result of a $8.4 million decrease in accrued expenses and other current liabilities, a $6.5 million increase in accounts receivable, a $1.2 million increase in deferred commissions, a $0.6 million increase in prepaid and other current assets, and $0.2 million decrease in operating lease liabilities, partially offset by a $3.3 million increase in deferred revenue, a $0.3 million decrease in inventory, and a $0.3 million increase in accounts payable.

Net cash used in operating activities during the three months ended March 31, 2024 of $20.6 million was the result of a $19.0 million net loss, adjusted for $5.3 million of non-cash adjustments and $7.0 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments primarily consisted of $2.9 million of share-based compensation expense, $1.1 million of depreciation and amortization expense, $0.5 million of amortization of deferred commissions, $0.4 million in fair value of warrant liabilities, $0.2 million in provision for credit losses, $0.2 million of amortization of operating lease right-of-use assets, and $0.1 million of amortization of debt issuance costs. The net cash outflow from changes in operating assets and liabilities was primarily the result of a $8.3 million increase in accounts receivable, a $3.4 million decrease in accrued expenses and other current liabilities, a $2.0 million increase in deferred commissions, a $0.7 million decrease in accounts payable, a $0.6 million increase in prepaid and other current assets, and a $0.2 million decrease in operating lease liabilities, partially offset by a $7.4 million increase in deferred revenue, a $0.6 million decrease in inventory, and a $0.1 million decrease in other non-current assets.

Investing Activities

Net cash used in investing activities during the three months ended March 31, 2025 of $1.2 million was the result of purchases of property and equipment of $0.3 million and capitalized internal-use software costs of $0.9 million.

Net cash used in investing activities during the three months ended March 31, 2024 of $0.8 million was the result of purchases of property and equipment of $0.2 million and capitalized internal-use software costs of $0.6 million.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2025 of $0.4 million was the result of $0.9 million of proceeds from the exercise of stock options, partially offset by $0.5 million of payments for deferred offering costs.

Net cash provided by financing activities for the three months ended March 31, 2024 of $0.6 million was the result of $1.0 million of proceeds from the exercise of stock options, partially offset by $0.4 million of payments for deferred offering costs.

The following table summarizes our cash flows for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024
	(in thousands)
Net cash used in operating activities	$(49,738)	$(34,179)
Net cash used in investing activities	$(2,921)	$(3,863)
Net cash provided by (used in) financing activities	$179	$(1,209)

Operating Activities

Our largest source of operating cash flows is cash collections from our customers who purchase access to our programs for their members. Our primary use of cash in operating activities is for personnel and related expenses, marketing expenses, and third-party hosting and software costs. We have incurred negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the sale of redeemable convertible preferred stock and proceeds from debt financing arrangements.

Net cash used in operating activities during the year ended December 31, 2024 of $34.2 million was the result of a $47.1 million net loss, adjusted for $19.5 million of non-cash adjustments and $6.6 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments consisted primarily of $9.4 million of share-based compensation expense, $4.8 million of depreciation and amortization expense,

$2.6 million of amortization of deferred commissions, $1.8 million increase in the provision for credit losses, $0.7 million of amortization of operating lease right-of-use assets, and $0.4 million of amortization of debt issuance costs, offset by a decrease in the fair value of warrant liabilities of $0.2 million. The net cash outflow from changes in operating assets and liabilities was primarily the result of an $8.8 million increase in accounts receivable, a $1.9 million increase in prepaid and other current assets, a $6.4 million increase in deferred commissions, a $0.8 million decrease in operating lease liabilities, partially offset by a $5.3 million increase in accrued expenses and other current liabilities, a $4.6 million increase in deferred revenue, a $0.4 million increase in accounts payable, a $0.4 million decrease in other non-current assets, a $0.3 million decrease in inventory, and a $0.2 million increase in other non-current liabilities.

Net cash used in operating activities during the year ended December 31, 2023 of $49.7 million was the result of a $67.5 million net loss, adjusted for $19.3 million of non-cash adjustments and $1.5 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments consisted primarily of $8.7 million in share-based compensation expense, $4.4 million of depreciation and amortization expense, $1.8 million of amortization of deferred commissions, $0.7 million of amortization of operating lease right-of-use assets, a $1.5 million loss on debt extinguishment, $0.4 million of amortization of debt issuance costs, a change in fair value of warrant liabilities of $1.0 million, $0.2 million of loss on disposal of property and equipment, and a $0.5 million increase in the provision for credit losses. The net cash outflow from changes in operating assets and liabilities was primarily the result of a $5.3 million increase in accounts receivable, a $1.5 million increase in prepaid and other current assets, a $3.7 million increase in deferred commissions, a $0.7 million decrease in operating lease liabilities, and a $0.3 million decrease in accounts payable, partially offset by a $8.3 million increase in accrued expenses and other current liabilities, a $1.4 million increase in deferred revenue, a $0.2 million decrease in other non-current assets, and a $0.1 million increase in other non-current liabilities.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2024 of $3.9 million was the result of purchases of property and equipment of $0.6 million and capitalized internal-use software costs of $3.3 million.

Net cash used in investing activities during the year ended December 31, 2023 of $2.9 million was the result of purchases of property and equipment of $0.4 million and capitalized internal-use software costs of $2.5 million.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 of $1.2 million was the result of $4.5 million of payments for deferred offering costs, partially offset by $3.3 million of proceeds from the exercise of stock options.

Net cash provided by financing activities for the year ended December 31, 2023 of $0.2 million was the result of $1.8 million of proceeds from the exercise of stock options and $1.0 million net proceeds from the issuance of debt and payment of long-term debt financing, partially offset by $1.8 million of payments for debt issuance costs associated with the MidCap Credit Agreement, $0.6 million of debt extinguishment costs associated with terminating the Perceptive Loan, and $0.1 million of payments for deferred offering costs.

Contractual Obligations and Other Commitments

Operating lease commitments. Our operating lease commitments primarily consist of the lease of our corporate offices. As of March 31, 2025, we had fixed lease payment obligations of $0.3 million, all of which are expected to be paid within 12 months. For additional discussion of our operating leases, see Note 7 to our audited consolidated financial statements and Note 6 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Purchase commitments. Our unconditional purchase commitments primarily consist of technology and cloud services related to our daily business operations. As of March 31, 2025, we had $3.0 million of unconditional purchase commitments due in 2025, $3.5 million due in 2026, and $2.4 million due in 2027 and thereafter. The purchase obligation amounts do not represent the entire anticipated purchases in the future but represent only those items for which we are contractually obligated. The majority of our goods and services are purchased as needed, with no unconditional commitment. For this reason, these amounts do not provide an indication of our expected future cash outflows related to purchases. See Note 8 to our audited consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Indemnification Agreements

In the ordinary course of business, we include in our agreements indemnification provisions of varying scope and terms pursuant to which we agree to indemnify customers, channel partners, suppliers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. The term of these indemnification provisions generally survive the termination of the agreements indefinitely. The maximum potential amount of future payments we could be required to make under these arrangements is not determinable. No demands have ever been made upon us to provide indemnification under such agreements, and there are no claims under those indemnification terms that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows. As a result, we believe the fair value of these agreements is minimal.

In addition, we have entered into separate indemnification agreements with our directors and certain officers and other employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, and employees.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include: (i) being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (ii) reduced disclosure about our executive compensation arrangements; (iii) not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; (iv) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and (v) an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption, and therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our audited consolidated financial statements and unaudited condensed consolidated financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. We had cash and cash equivalents of $115.6 million and $76.4 million as of December 31, 2023 and 2024, respectively, and $59.4 million as of March 31, 2025. Our cash and cash equivalents consist of cash held in sweep accounts, checking accounts, and money market funds. The cash and cash equivalents are held primarily for working capital purposes. Such interest earning instruments carry a degree of interest rate risk. We had financing arrangements, described above, with $31.0 million outstanding as of each of December 31, 2023 and 2024, and $31.0 million outstanding as of March 31, 2025. Our financing arrangements subject us to a variable amount of interest on the principal balance outstanding and could be adversely impacted by rising interest rates in the future. The effect of a hypothetical 10% change in interest rates would not have had a material impact on our audited consolidated financial statements for the years ended December 31, 2023 and 2024, or on our unaudited condensed consolidated financial statements for the three months ended March 31, 2025.

Inflation Risk

While we continue to see demand for our virtual care programs, we believe that current macroeconomic factors, including the impact of inflation and tariffs, are impacting customer and channel partner spending decisions. Given the current macroeconomic environment, we continue to look for ways to manage costs and mitigate any changes in the purchasing behavior of our customers and channel partners that may occur due to significant inflationary pressure, tariffs, or other factors. If our costs, in particular labor, sales and marketing, and cloud hosting costs, become subject to sustained or increased inflationary or other macroeconomic pressure, we may be unable to fully offset such higher costs through price increases, which could harm our business, financial condition, and results of operations.

Critical Accounting Policies and Estimates

We prepare our audited consolidated financial statements and unaudited condensed consolidated financial statements in conformity with GAAP. The preparation of consolidated financial statements and condensed consolidated financial statements in conformity with GAAP requires certain estimates and assumptions to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus. The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.

We base our estimates and judgments on reasonably available information. Our estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

We continue to monitor and assess our critical estimates in light of developments, and as new events occur and additional information is obtained, our estimates may change materially in future periods.

Revenue Recognition

We generate revenue primarily by providing access to our virtual care programs to our customers’ members. In our virtual care programs, our Care Teams implement clinically validated behavior change protocols over the term of the program for individuals living with chronic conditions, such as cardiometabolic conditions, or living with MSK conditions. Cardiometabolic programs are also supported by one or more connected third-party devices, which are provided to the members upon enrollment in the programs.

Revenue is recognized when, or as, the performance obligation is satisfied by transferring the control of the promised service to a customer. We recognize a portion of revenue upfront upon hardware delivery and the remaining revenue over the period members have access to our virtual care programs.

Our customers are business entities, such as health plans and self-insured employers, that have contracted with us to offer our virtual care programs to their covered lives. Covered lives, such as employees or their covered dependents, that are enrolled in an Omada program are referred to as members. We generate revenue based on the enrollments of our customers’ members and their participation in our virtual care programs. We account for each member enrollment as a separate contract under ASC 606. Our agreements typically provide a termination for convenience by either party, with a notice period generally ranging from 30 to 180 days.

We sell to our customers through our direct sales force and through our channel partners. Channel partners include PBMs and health plans that have commercial relationships with our customers. Pursuant to our agreements with channel partners, some channel partners receive an administrative or marketing fee for their services, and we engage directly with our customers with respect to the provision of our services. Our customer acquisition teams work directly with customers on onboarding and enrollment processes for new members. While health plans are customers for their fully insured populations, they also serve as distribution channels to self-insured entities that contract with us through our relationship with the health plan.

For cardiometabolic programs, the transaction price includes monthly fees which are either activity-, outcome-, or milestone-based fees, as applicable, for the respective member service period and may include an upfront member enrollment fee. Variable consideration related to the activity-, outcome-, or milestone-based fees is estimated at contract inception for the non-cancelable term (ranging from 30 to 180 days) to the extent a significant reversal in revenue will not occur. We use the expected value method, primarily relying on our history, to estimate variable consideration, including service-level agreements and performance guarantees based on clinical outcomes. Changes to estimated variable consideration were not material for the periods presented given the relatively short non-cancelable term. Reassessments of variable consideration may occur as historical information changes.

The estimated transaction price allocated to services is recognized over time during the non-cancelable term as a stand-ready obligation. Contracts that include upfront enrollment fees generally contain a material right related to the discounted renewal option. The allocated value for that right is recognized upon exercise over the estimated benefit period, typically 12 months.

Monthly service fees earned after the non-cancelable contract term are recognized over the period for which we are obligated to perform services for that member.

We recognize the sale of third-party connected devices associated with our services as a separate performance obligation when control transfers, which is generally upon shipment to the member. Associated shipping and handling fees are included in cost of revenue and are recognized as activities to fulfill the promise to transfer the goods.

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis.

When such observable prices are not available, we determine SSP based on information such as pricing objectives and strategies, taking into consideration market conditions and other factors, including customer size, volume purchased, market and industry conditions, product-specific factors, and historical sales of the deliverables.

We apply the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

As of March 31, 2024 and 2025, and December 31, 2023 and 2024, our future performance obligations beyond one year were not material.

Share-based Compensation

We measure and recognize our share-based compensation expense for stock options based on the estimated fair value of the award. We use the Black-Scholes-Merton option pricing model to determine the grant date fair value of stock options. For awards with service conditions only, share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. We account for forfeitures as they occur. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future share-based compensation expense.

Common Stock Valuations

The fair value of the common stock underlying our share-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	the results of contemporaneous valuations performed at periodic intervals by a third-party valuation firm;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of our redeemable convertible preferred stock and common stock sold to investors in arm’s-length transactions;

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of the market approach and the income approach with input from management. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple was determined, which was applied to our operating results to estimate the enterprise value of our company. The market approach also included reference to our own stock transactions when issuances of redeemable convertible preferred stock were made close to the valuation date. The income approach involves applying an appropriate risk-adjusted discount rate to projected cash flows based on forecasted revenue and costs.

Once the enterprise value was determined under the market approach or income approach, we derived the equity value of our company using either an option pricing model (“OPM”) or a hybrid method of OPM and the probability weighted expected return method (“PWERM”) to allocate that value among the various classes of securities to arrive at the fair value of the common stock. The OPM is based on the Black-Scholes-Merton option pricing model, which allows for the identification for a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise including an IPO as well as non-IPO market-based outcomes. After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of ordinary shares. A DLOM is applied based on the theory that, as an owner of a private company stock, the stockholder has limited opportunities to sell this stock, and any such sale would involve significant transaction costs, thereby reducing overall fair market value.

In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Redeemable Convertible Preferred Stock and Common Stock Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from

Equity, and ASC 815, Derivatives and Hedging. We have issued redeemable convertible preferred stock warrants and common stock warrants which are classified as a liability on the consolidated balance sheets because the redeemable convertible preferred stock warrants are freestanding financial instruments that may require us to transfer assets upon exercise, and the common stock warrants contain a term that may require adjustment to the exercise price. We use the Black-Scholes-Merton option pricing model, which incorporates assumptions and estimates, to value the redeemable convertible preferred stock warrants and common stock warrants. Stock volatility is estimated based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. The dividend yield is estimated at 0% based on the expected dividend yield as we do not anticipate paying any cash dividends in the foreseeable future. As we continue to accumulate additional data related to our common stock and redeemable convertible preferred stock, we may refine our estimates of expected volatility and expected term, which could materially impact future fair values of outstanding warrants.

In connection with the closing of this offering, the warrants to purchase shares of our Series D redeemable convertible preferred stock will be automatically exercised in accordance with its terms, at which time we expect to adjust the warrant liabilities to fair value prior to reclassifying the warrant liabilities to additional paid-in capital. As a result, following the closing of this offering, the redeemable convertible preferred stock warrants will no longer be subject to fair value accounting.

Recently Issued Accounting Pronouncements Adopted

For more information on recently issued accounting pronouncements, see Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.

New Accounting Pronouncements Not Yet Adopted

For more information on new accounting pronouncements not yet adopted, see Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Business

BUSINESS

As of 2022, more than 156 million Americans suffered from one or more chronic conditions, such as obesity, prediabetes, diabetes, hypertension, and musculoskeletal (“MSK”) conditions, and approximately 40% of U.S. adults suffered from two or more chronic conditions, based on data published in the Annals of Bioethics & Clinical Applications.

Managing these conditions—and treating the acute problems they can lead to—creates significant costs for employers, health plans, pharmacy benefit managers (“PBMs”), and other entities that pay for the cost of care. According to the American Diabetes Association (the “ADA”)’s report “Economic Costs of Diabetes in the U.S. in 2022,” chronic diseases were the leading driver of U.S. medical spend, with diabetes alone accounting for $1 out of every $7 spent. According to research published in Diabetes Care, in 2022, an employee with type 2 diabetes cost on average an additional $7,000 annually due to increased medical costs, absenteeism, and lost productivity. The direct medical cost of people living with diabetes increased by 35% from 2012 to 2022, despite stable diabetes prevalence.

It doesn’t have to be that way.

OUR VISION To deliver unrivaled virtual care between doctors' visits through a simple, elegant, and seamless experience for both members and buyers

Many chronic conditions can be managed or prevented at a more reasonable cost. One reason these conditions are often not managed efficiently is that the U.S. healthcare system was built mainly on encounter-based reimbursement models that pay for specific services, primarily as issues arise. Between what can be short and infrequent office visits, patients are often left to manage their condition on their own. Many have a hard time sticking to care plans and health goals—losing weight, eating better, exercising more—and have few resources to turn to for ongoing questions, accountability, and support as they work to change their lifestyle.

80%+ of factors determining outcomes occur between doctor's visits.1 High cost of prescriptions Lack of exercise Unhealthy eating habits Inconsistent prescription adherence Lack of social support Trouble understanding recommended care 1 Data from American Journal of Preventive Medicine, Hood CM, Gennuso KP, Swain GR, Catlin BB, County Health Rankings: Relationships Between Determinant Factors and Health Outcomes, February 2016;50(2):129-135.

Behavior change is hard. Omada was created to make it easier.

Our mission is to bend the curve. Our hope is that, one day, tomorrow’s epidemiologists will notice a bend in disease curves, wonder what might be happening, and conclude that part of that impact has been Omada. As part of that mission, we strive to inspire and enable people to make lasting health changes on their own terms. We deliver virtual care between doctor’s visits, providing an engaging, personalized, and integrated experience for our members that is designed to improve their health while delivering value for the employers, health plans, health systems, PBMs, and other entities that cover the cost of our programs.

Our virtual care programs are rooted in evidence and combine relationship-based, human-led clinical care with purpose-built technology. We call this approach Compassionate Intelligence. We work to develop trust with each member and use technology to help us personalize their experience, enabling us to unlock results at scale.

We sell our programs to customers that cover the cost for covered individuals. Our customers include employers that cover our programs for their employees and their dependents, health systems that cover our programs for patients, and any other entity that is financially responsible for costs of our programs for a population of covered lives. We also work closely with health plans and PBMs that either cover our programs for a portion of their members as our customers or act as channel partners reselling our programs to their own end customers.

We launched our initial program in diabetes prevention and weight health in 2012, with the goal of showing that a virtual program could achieve the same clinical results as its in-person archetype. Through feedback from our customers, channel partners, members, and the market at large, we then recognized the need to create an integrated, multi-condition care platform to address multiple, commonly comorbid, chronic conditions. Today, we offer cardiometabolic programs for prediabetes, diabetes, and hypertension; a physical therapy program to address MSK conditions; our GLP-1 Care Tracks; and behavioral health support across all programs. As we have expanded, we have kept our integrated human and technology approach at the center of our business model and have continued to base our program design on clinically validated evidence.

omada Prevention & Weight Health Diabetes Hypertension Musculoskeletal + Embedded GLP-1 Care Track for Cardiometabolic Programs + Embedded Behavioral Health Tools

Since our founding, our programs have had a meaningful, positive impact. As of March 31, 2025, we had more than 2,000 customers and over 679,000 total members enrolled in one or more programs, and we had supported over one million members since launch. We count a member as enrolled in a program to the extent their participation was billed at least once in the preceding 12 months. We believe our programs serve a clear need for our customers and channel partners as well as our members, which is reinforced by our strong customer satisfaction and member engagement rates. In 2024, our average customer satisfaction rate for the year was over 90% for each of program implementation and customer success. Our customer satisfaction rate is based on responses received from program implementation and customer success surveys, which we send to the contacts at all customers that launched a new program during the measured period and received customer experience services from us. Results are calculated by a third-party customer experience management vendor, and we consider a customer to be satisfied if they rated our program implementation and ongoing customer success, as applicable, at a 5 or higher on a 7-point scale. Based on our experience and input from this vendor, we believe that our customer satisfaction rates are strong and reflect the value of our services to customers. In 2024, more than 55% of members still engaged with our cardiometabolic programs at least once per month after a year in the program, and over 50% still engaged monthly after two years. We consider members to be still engaged after one year or two years in the program if, during their twelfth or twenty-fourth month of program participation in a cardiometabolic program, they complete at least one interaction with us, such as logging in or interacting with the Omada mobile app, sending messages to Omada Care Team members, or recording metrics such as weight, blood pressure, or blood glucose values. On average, in 2024, members in a cardiometabolic program engaged more than 30 times per month throughout their first year. Based on our experience and feedback from customers, we believe these engagement rates to be positive and to demonstrate the attractiveness of our program to members. We are proud of our progress, and we are just getting started.

Member Engagement Percentage of members engaging monthly at 12 mo 55%+ 24 mo 50%+ Customer Satisfaction 90%+

Compassion Meets Intelligence

Our virtual, Between-Visit Care model seeks to bring together the best of human care and technology. Our goal is to support people over time, with programs designed to be simple and engaging to use, accessible whenever and wherever people need them, and complementary and connected to the healthcare system at large. Our model is founded on three pillars:

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Care Teams: We believe human relationships and empathy are fundamental drivers of sustainable behavior change. Our Care Teams, composed of health coaches, relevant specialists, and licensed physical therapists, deliver healthcare to our members within the scope of their credentials. Our Care Teams do not include physicians or provide medical physician services. The members of our Care Teams are intended to remain with a member throughout their entire journey with Omada. Our Care Teams offer proactive and tailored support that builds trust with members and can contribute to positive outcomes.

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Technology: Our integrated technology platform is built to support member engagement at scale. We use our platform and data from member enrollment, engagement, and connected third-party devices to amplify the impact of our Care Teams through data-driven personalization, connected experiences, and real-time outcomes monitoring.

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The Omada Insights Lab: As we continue to scale, we invest in continuous innovation across our programs. The Omada Insights Lab is our cross-functional collaboration of clinical, product, design, engineering, and Care Team experts, which leverages the insights delivered by our Care Teams and technology platform to identify opportunities to drive even greater results and efficiencies in our programs and business.

Multi-Condition Care

The U.S. healthcare system has largely been designed to treat acute conditions that have clear windows of treatment and resolution. Chronic conditions, however, often require a variety of healthcare professionals across disciplines and modalities over indefinite periods of time. As our company grew, we observed a demand from our customers and channel partners for us to expand beyond diabetes prevention and weight health and into other conditions, such as the treatment and management of diabetes, hypertension, and MSK conditions. Based on the significant overlap across these chronic conditions, we believed there was an opportunity to better meet members where they were: often suffering from multiple comorbid conditions at once. Our coordinated, multi-condition experience allows us to tailor care plans to members based on their comorbidities, which can be a major advantage in achieving clinical outcomes and a positive member experience. Many of our customers and channel partners also appreciate having a single partner for chronic condition care because it can simplify contracting, account management, implementation, and member outreach.

Significant overlap across conditions we serve 74% of people with diabetes also have hypertension 1 58% of people with diabetes also have a musculoskeletal condition 2 30% of people with prediabetes also have hypertension 3 Diabetes Hypertension Musculoskeletal Prediabetes 1 Endotext, Naha S, Gardner MJ, Khangura D, et al., Hypertension in Diabetes, August 2021. 2 Journal of Back and Musculoskeletal Rehabilitation, Kaka B, Maharaj SS, Fatoye F, Prevalence of Musculoskeletal Disorders in Patients with Diabetes Mellitus: A Systematic Review and Meta-analysis, March 2019 3 Journal of Research in Medical Sciences, Alijanvand, MH, Aminorroaya, A, Kazemi, I, Amini, M, Yamini, SA, Mansourian, M, Prevalence and Predictors of Prediabetes and Its Coexistence with High Blood Pressure in First-degree Relatives of Patients with Type 2 Diabetes: A 9-year Cohort Study, March 2020; 25:31.

Grounded in Evidence Since Day One

In order to realize the full potential of our model, we sought to earn the trust of the existing healthcare ecosystem. Since our founding, we have worked to build bridges between the virtual and traditional (largely in-person) care communities through our commitment to delivering evidence-based care, publishing our outcomes, and earning accreditations and credentials.

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We Start with Science: The foundation of each of our programs is an evidence-based intervention that exists in the in-person care setting, such as the Centers for Disease Control and Prevention (the “CDC”)’s Diabetes Prevention Program. We have taken—in collaboration with groups such as the CDC or ADA—the foundational designs of these programs and built upon them to create technology-enabled solutions able to reach patients at scale.

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We Deliver Outcomes: We have demonstrated clinical outcomes and economic value across our multi-condition platform, including 29 published, peer-reviewed studies as of December 31, 2024. These quantified results and data allow us to improve our programs and serve as a key differentiator in both product development and sales and marketing efforts.

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We are Validated by Experts: We believe virtual care should be subject to many of the same quality control expectations as traditional in-person care. We have been at the forefront of seeking and achieving accreditations for our quality of care, which is exemplified by the fact that we have received recognition or accreditation by an independent third-party organization in the healthcare industry relevant to three out of four of our standalone programs. We have received full recognition from the CDC’s Diabetes Prevention Recognition Program for certain deployments of our Omada for Prevention & Weight Health program, meaning that these deployments have met the rigorous standards for quality and the outcomes requirements set forth by the CDC for a diabetes prevention program. We have also received accreditations from the Association of Diabetes Care and Education Specialists (the “ADCES”) for our Diabetes program, the National Committee for Quality Assurance (the “NCQA”) for our type 2 Diabetes and combined Diabetes and Hypertension programs, and the Utilization Review Accreditation Commission (the “URAC”) for our MSK program.

RECOGNIZED By THE CDC TO PREVENT OR DELAY TYPE 2 DIABETES ADCES DEAP DIABETES EDUCATION ACCREDITATION PROGRAM ACCREDITED NCQA POPULATION HEALTH PROGRAM 3 YEARS urac ý ACCREDITED Telehealth: Consumer-to-Provider 08/01/2026

Scaled, Diversified Go-to-Market Model

As of March 31, 2025, we had more than 2,000 customers and over 679,000 total members enrolled in one or more programs, and we had served over one million members since launch. We believe that the breadth of our success is based in part on our diverse, customer-centric go-to-market strategy and our multi-condition approach. Our customers and channel partners are increasingly looking for solutions that effectively serve their members at scale and can be easily integrated within their existing benefits ecosystems.

We contract with a wide variety of customers and channel partners, including fully insured health plans, self-insured employers, PBMs, and health systems that take on financial risk for some or all of their patients. Our diverse set of channels can offer customers flexibility in how they contract with Omada, either with Omada directly or through a channel partner, which can streamline enrollment, onboarding, and implementation. Our relationships with health plans and PBMs give many employers the flexibility to contract with us in the way they prefer.

Representative customers include Costco, Intermountain Health, Honda, Louisiana Office of Group Benefits, and the State of Alaska. Our channel partner strategy also includes health plans, such as Cigna Healthcare, and two of the largest PBMs in the U.S., including Express Scripts by Evernorth.

We partner with our customers and channel partners across outreach, onboarding, and implementation with the goal of fostering long-term partnerships, retention, and commercial success. This focus on long-term partnerships is evident in our innovative pricing approach. We believe our incentives should be aligned with others in the broader ecosystem, particularly our customers and channel partners, and so we offer pricing models based on each enrolled member’s engagement and/or clinical outcomes.

We believe that we have established ourselves as a trusted partner in the virtual chronic condition management space. As a trusted healthcare provider for our members and a HIPAA covered entity, we are able to integrate with the broader healthcare ecosystem and obtain and use data more broadly to deliver evidence-based care and a connected member experience. Our track record of scaling the Compassionate Intelligence approach, serving multiple conditions, and delivering clinical results helps make Omada the partner of choice for many customers and channel partners to support their population.

We have experienced strong growth since our inception. Revenue increased by 38% from $122.8 million to $169.8 million for the years ended December 31, 2023 and 2024, respectively, and by 57% from $35.1 million to $55.0 million for the three months ended March 31, 2024 and 2025, respectively. We continue to generate revenue from recurring customers, as evidenced by our net dollar retention rate, which for customers who were contracted as of the beginning of the prior period, is calculated as total billings generated in a particular period divided by total billings generated in the prior period and was 110% and 128% for the years ended December 31, 2023 and 2024, respectively. We have a history of net losses, due in part to the significant investments we have made in the design and development of our programs and platform enhancements, and have not yet achieved profitability on an annual basis. We incurred net losses of $67.5 million and $47.1 million for the years ended December 31, 2023 and 2024, respectively, and $19.0 million and $9.4 million for the three months ended March 31, 2024 and 2025, respectively. As of December 31, 2023 and 2024, we had an accumulated deficit of $396.8 million and $444.0 million, respectively. As of March 31, 2024 and 2025, we had an accumulated deficit of $415.8 million and $453.4 million, respectively. During the years ended December 31, 2023 and 2024, our cash used in operating activities was $49.7 million and $34.2 million, respectively. During the three months ended March 31, 2024 and 2025, our cash used in operating activities was $20.6 million and $16.1 million, respectively.

Industry Challenges

Chronic Condition Prevalence and Cost Continue to Rise Despite Traditional Approaches to Care

Chronic condition prevalence has been rising for more than two decades and continues to rise. A RAND study from 2015 estimated that more than 170 million Americans could be living with one or more chronic conditions by 2030. According to the CDC, in 2023, chronic conditions were responsible for seven of every ten deaths in the U.S. and accounted for 90%, or $3.8 trillion, of annual medical spend in the U.S.

Prediabetes 98M Americans were living with prediabetes in 2021 $43B annual medical costs associated with prediabetes in the U.S. in 2017 1 Diabetes 38M Americans had diabetes in 2021 $307B annual medical costs associated with diabetes in the U.S. in 2021 Obesity 102M Americans were living with obesity from 2021-2023 $173B annual medical costs associated with obesity in the U.S. from a 2021 study Hypertension 120M Americans were living with hypertension in 2021 $131B annual medical costs associated with hypertension in the U.S. in 2018 Musculoskeletal 127M Americans were affected by an MSK condition in 2019 $381B annual medical costs associated with MSK conditions in the U.S. in 2016

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American Diabetes Association, Dall, TM, Yang, W, Gillespie, K, et al., The Economic Burden of Elevated Blood Glucose Levels in 2017: Diagnosed and Undiagnosed Diabetes, Gestational Diabetes Mellitus, and Prediabetes, Diabetes Care, September 2019; 42(9):1661-1668

There are several chronic conditions, including prediabetes, diabetes, obesity, hypertension, and MSK conditions, that are frequently comorbid and that we believe we can effectively treat with our Between-Visit Care model. According to the CDC, in 2021 prediabetes affected 98 million Americans, and 38 million Americans had diabetes. The ADA estimated annual costs of approximately $413 billion associated with diabetes, including approximately $307 billion in direct medical costs and $106 billion due to lost productivity, in 2022. The National Center for Health Statistics also estimated that, between 2021 and 2023, obesity impacted 40% of adults in the U.S., equivalent to 102 million people, and in 2021, a study published in PLOS estimated annual medical costs associated with obesity of nearly $173 billion. Hypertension also impacts a large population, with the CDC and Centers for Medicare & Medicaid Services (“CMS”) estimating in 2021 that approximately 120 million Americans were living with the condition, and research published in the Journal of the American Heart Association in 2018 estimating costs of $131 billion annually. MSK conditions have an even broader prevalence, with a study published in The Lancet Regional Health – Americas estimating that 127 million Americans—over one-third of the U.S. population—are affected by an MSK condition in 2019, at an approximate direct annual cost estimate in 2016 of $381 billion.

Employer-sponsored health insurance is the largest source of health coverage in the U.S., covering approximately 154 million non-elderly people, according to a 2024 report from KFF. Employer annual health benefit costs and employee contributions are at all-time highs, with KFF showing employer premiums outpacing both wages and inflation in 2024 and for most of the last two decades. Given the portion of healthcare costs driven by chronic conditions, managing their financial impact is top of mind for employers and health plans.

As we settle into a world where people regularly access healthcare in a number of different ways to meet their unique and changing needs, virtual care has a meaningful opportunity to improve patient outcomes with effective Between-Visit Care.

Many Digital Health Solutions Have Fallen Short in Attempts to Address Chronic Conditions

For more than a decade, digital health and virtual care solutions have promised to use technology to deliver greater access, lower costs, and provide a superior patient experience. While some gains have been made, when it comes to improving outcomes for those living with or at risk for chronic conditions, we believe many digital chronic condition management platforms have not meaningfully changed the trajectory. We believe there are several overlapping reasons for this, including:

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Underestimating Trusted, Human-Led Relationships: Many digital health solutions underestimate the importance of trusted, consistent, human-led relationships. Some solutions use an on-call panel of care staff to react to member needs, so each interaction is with a new provider. Other solutions remove humans entirely in favor of pure technology or bot-based services. We believe that trusted, consistent relationships and care continuity are key components of successful chronic condition management.

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One-Dimensional Care: Many solutions focus on a single condition or approach to treatment that ignores comorbidities or changes in health status over time. This is inconvenient at best and potentially harmful at worst. Members with multiple chronic conditions will not have all of their needs met by a single point solution alone, and their care team may pursue a treatment path in isolation. Prescribed medications or exercises could be contraindicated with other necessary therapies, putting the burden on the member to reconcile different treatments.

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Lack of Personalization: Developing a program that is flexible and takes members’ unique needs into account requires time and resources, so many digital health solutions lead with overly automated, generic solutions. This “one size fits all” approach does not consider members’ unique backgrounds, identities, goals, and more—which can create a lack of trust and affinity to recommendations. Similarly, pushing a strict regimen, such as a certain diet or exercise program, on members may only resonate with a small portion of a population that needs support. We believe a program that considers context, changes over time, and encourages sustainable behavioral change is better positioned to achieve positive long-term health outcomes.

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Ignoring the Need for Clinical Evidence: Many digital health solutions do not ground their program design or offering in scientific evidence and do not publish peer-reviewed clinical studies. Many do not seek or fail to achieve accreditation from third-party industry organizations that certify an ability to meet clinical quality standards or benchmarks. When companies do not take these measures to ensure quality or outcomes that can be independently measured and validated by relevant authorities, buyers may lack an unbiased basis on which to compare approaches and outcomes or calculate return on investment, which can lead to wasted time and money.

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Coordination With Overall Care Ecosystem: Many virtual care solutions fail to integrate with other stakeholders, such as providers, health plans, or pharmacies, among others. This can create a disjointed member experience and increase complexity for patients. This lack of compatibility with the broader care ecosystem can be especially detrimental to those with chronic conditions, as it limits the opportunity to support patients between visits.

Navigating the Value (and Cost) of GLP-1s

It is an exciting time for the field of obesity and weight management. The U.S. Food and Drug Administration (“FDA”) has approved multiple new drug applications from third parties for the use of glucagon-like peptide-1 agonists (“GLP-1s”) to treat diabetes and obesity alongside changes in diet and exercise informed by the safety and efficacy results derived from human clinical trials. Many consider these medications a generational breakthrough in the fight against obesity and obesity-related chronic conditions such as diabetes, hypertension, and heart disease, among other conditions. Even with this breakthrough, we believe the critical need to encourage lasting behavior change remains. For those who can and choose to use GLP-1s, behavior change can help increase weight loss and counter the likely weight regain after discontinuation. For those who cannot or choose not to use GLP-1s, behavior change remains a core part of treatment for obesity and related conditions.

GLP-1s have driven dramatic growth in the obesity market, with combined global sales of Ozempic, Rybelsus, Wegovy, and Mounjaro reaching approximately $41.4 billion in 2024, a 73% increase compared to 2023, according to public filings by the respective drug manufacturers. GLP-1s represent a significant cost burden, however, and can cost over $1,000 per patient per month. Meanwhile, the lasting value derived from this therapy may be limited after discontinuation. An early randomized controlled trial published in Diabetes, Obesity & Metabolism in 2022 showed patients regained two-thirds of their prior weight loss at one year after withdrawing from GLP-1 use.

These therapies present both an opportunity and a challenge: employers and other entities that pay for GLP-1s (including health plans and PBMs) must weigh the cost and long-term value of the therapies with the potential impact for the millions of U.S. adults who could be eligible for GLP-1s. According to a 2024 survey of 279 employers conducted by the International Foundation of Employee Benefit Plans, while the majority of employers covered GLP-1 therapies for diabetes, only 34% of employers covered the drugs for diabetes and weight loss, and 19% of the 158 employers who covered the drugs for diabetes only were considering adding weight loss coverage. Some employers, such as Hennepin Health, Ascension, and University of Texas, have publicly announced their intent to stop coverage for these drugs due to their high costs and low perceived benefit.

When employers and health plans do choose to cover this class of drugs, FDA-approved labels as of December 31, 2024 guided that GLP-1 therapies prescribed in adults for obesity or chronic weight management should be prescribed concurrently with a behavioral and lifestyle treatment plan. According to the 2024 Trends in Drug Benefit Design Report by the Pharmaceutical Strategies Group, 55% of benefits leaders across employers and health plans indicated they currently cover or are evaluating coverage of GLP-1s for weight loss, and of those who already cover GLP-1s for weight loss, 29% required participation in a lifestyle modification program for coverage of the medicine. We believe the long-term behavior change promoted by a lifestyle modification program can improve and extend the benefits of GLP-1 medications, can help to counter the drawbacks like loss of muscle mass, and can help benefits leaders justify near-term increases in prescription drug expense.

Our Market Opportunity

People with chronic health conditions are the largest and highest-cost populations in the entire U.S. healthcare system. Throughout our journey, we have dedicated significant resources and worked closely with the leading scientific and regulatory bodies to develop a novel, virtual approach to chronic condition management with interventions that are clinically validated and can fundamentally change lives.

Our primary target population comprises individuals covered by commercial health insurance, which we define as employer-sponsored health insurance, including both self-funded plans administered by health plans and populations that are fully insured by health plans, but excluding individuals covered only by government programs, such as Medicare Advantage, or through PBMs and health systems, where those individuals are not also covered by the commercial health insurance described above. According to a 2024 report from KFF, this target population covered by commercial health insurance is composed of approximately 154 million individuals. Of this target population, we estimate that, as of December 31, 2024, approximately 18 million individuals had access to one or more Omada programs through these commercial health insurance providers and the remainder either had health insurance coverage through commercial health insurance providers that did not cover Omada programs at all or as part of populations that our current customers did not cover for our programs.

For purposes of illustrating the market opportunity available to us, we assume we could capture the entirety of the target population with prediabetes, diabetes, hypertension, and MSK conditions. The estimates of our market opportunity for individuals with prediabetes, diabetes, hypertension, and MSK conditions rely on data across each condition for the U.S. population as a whole and therefore assume that these conditions do not vary by geography. Because our members are geographically diverse and all reside in the U.S., we believe national data is representative of the target population. If in the future our members are no longer limited to the U.S. or cease to be geographically diverse within the U.S., our calculations would be correspondingly affected. Our estimates for prediabetes, hypertension, and MSK conditions are based on available data that is not age-group specific, although the data used for prediabetes and hypertension is limited to adults. Accordingly, our estimates do not account for how prevalence rates for prediabetes, hypertension, and MSK conditions may vary across age groups. Because our estimates for diabetes are based on available data from the CDC that is age-group specific, the estimates for diabetes utilized different prevalence rates across age groups based on that information. If estimates for the prevalence of U.S. individuals with prediabetes, diabetes, hypertension, or MSK conditions change, including, where used in our estimates, by age group, our calculations would be affected correspondingly.

Based on the target population, the CDC’s estimated prevalence of prediabetes in the U.S. adult population (38%) and of diabetes in the U.S. working population (4.8% for adults aged 18 to 44 and 18.9% for adults aged 45 to 64) from 2017 to 2020, and the current monthly list price of our programs per active member, multiplied by 12, we estimate that the current addressable market size for prediabetes and diabetes is $41.4 billion and $17.3 billion, respectively.

Based on the target population, the CDC’s estimated prevalence of hypertension in the U.S. adult population (48.1%) from 2017 to 2020, and the current monthly list price of our program per active member, multiplied by 12, we estimate that our hypertension program represents a $31.6 billion current addressable market. Note that this estimate excludes those individuals who have hypertension and also have a comorbidity of prediabetes or diabetes.

Based on the target population, the estimated prevalence of MSK conditions in U.S. individuals (38.8%) calculated using 2019 population estimates from the U.S. Census Bureau and a study published in The Lancet

Regional Health – Americas examining 2019 global disease data, and the current list price of our program per member for a single episode of care, assuming typical utilization, we estimate that MSK conditions represent a $44.8 billion current addressable market.

Over the longer term, we may promote our programs more deliberately to other lines of business where we have yet to place significant focus, such as Medicare Advantage plans. KFF estimated that in 2024 there were approximately 33 million Medicare Advantage beneficiaries, which represents 54% of all eligible Medicare beneficiaries. Based on the U.S. prevalence estimates across prediabetes, diabetes, hypertension, and MSK conditions, the size of the Medicare Advantage population, and the list price of our programs per member, we estimate an additional $32.3 billion market opportunity.

While Omada does not develop or prescribe GLP-1 therapies, we believe that our clinical programs position us as an attractive behavior and lifestyle companion choice that can be provided alongside GLP-1 therapies. People receiving GLP-1s for an obesity diagnosis would likely also have a clinical need for an Omada program. Given the comorbidities between obesity and the chronic conditions we serve, and FDA-approved labels’ guidance, as of December 31, 2024, that GLP-1 therapies prescribed in adults for obesity or chronic weight management should be used in conjunction with lifestyle management programs, we see an additional opportunity to capture members who can utilize our GLP-1 Care Tracks alongside our core programs.

Members who took GLP-1s and were meaningfully engaged in an Omada program lost on average 1.7 times 1 the weight at 12 months when compared to members who were less engaged in the program. 1 Omada Health, Inc. (2023). Analysis Shows GLP-1s Work Best with Behavior Change Support [White paper]. This retrospective analysis reviewed weight data received directly from 2.549 Omada members through their participation in our program. The analysis included all members covered by Evernorth Health Services SafeGuardRx program that were enrolled in Omada for Prevention & Weight Health between March 2022 and July 2023 and had at least one paid insurance claim for GLP-1 use between October 2022 and May 2023 in data made available to us by our PBM partner, Express Scripts by Evernorth. The date range of members included was based on the range of claims payment data made available to us. The claims payment data made available to us was limited to Omada members who were covered by the SafeguardRx program. We do not have comparable data regarding paid GLP-1 claims for other members not covered by the SafeguardRx program. The analysis included a large sample size, and because the analysis was retrospective, members included in the analysis were not required to take any special actions that other members in our program were not. Therefore, we believe that the group of members included in the analysis is a representative group of members who take GLP-1 therapy and enroll and engage in Omada for Prevention & Weight Health. To study the effect of our program, the analysis compared the results for members with more meaningful engagement with our program with the results for members with less meaningful engagement. For this purpose, members were divided into groups reflecting "meaningful" engagement with our program (defined as equal to or greater than the median amount of observed engagement) and "limited" engagement with our program (defined as less than the median amount of observed engagement) using a median split of their total interactions with the Omada program each month. All Prevention & Weight Health members covered by the SafeguardRx program were pooled together during the observed time period, regardless of evidence of paid GLP-1 claims, to calculate the median level of engagement. We did not calculate median engagement using only members with paid insurance claims for GLP-1s because we believe that median engagement across all members in the analysis establishes a representative benchmark for meaningful use of our program in general. Results of future members may vary from those observed in this retrospective analysis.

The Omada Care Approach: Compassionate Intelligence Human care enabled by technology Connected devices Computer vision technology Data insights Content personalization Care team tools Real Omada health coach Heather and Omada member Larry sharing their story at an Omada commercial team event

We believe that healthcare industry efforts to improve diabetes outcomes over the past two decades have fallen short of needed improvements, as evidenced by World Health Organization data showing a 3% increase in mortality outcomes from diabetes from 2000 to 2019. While traditional providers and care teams can set a patient on the right treatment plan, factors outside of the doctor’s office significantly influence outcomes. According to data from the American Journal of Preventive Medicine that looked at the 2015 County Health Rankings, less than 20% of what determines health outcomes are attributed to direct, in-office medical care. The remaining more than 80% are determined outside of direct medical care and include factors such as weight management, diet, exercise, social support, and medication adherence practices. We created Omada to provide support in the space between visits.

Omada members have valuable support at their fingertips, every day, for all the little and big moments that make or break their success between visits. We believe persistent, proactive, empathetic caregivers that can deeply understand a person, get to know their goals, and provide support and accountability are needed to impact outcomes. Technology improves and scales this by allowing for precision, visibility to data and insights, and a rich set of tools that enable personalization. We call the combination of people and technology—the Omada Care Approach—Compassionate Intelligence.

For example, our technology analyzes millions of pieces of member data from disparate sources to provide a deep, rich analysis of what leads to better health outcomes. These insights are surfaced to our Care Teams who use them to develop a context-informed care plan, with personalized member outreach that aims to proactively deliver the right support to the right member at the right time. Actions and subsequent progress are observed, measured, and captured in our robust datasets, built from data from over one million members served since launch. The more members we serve, the more data we learn from, and the more effective we can become at delivering personalized interventions that can drive engagement and clinical outcomes at scale.

Care Teams: Delivering Connected Care at Scale

Our Care Teams are at the center of the relationship and the foundation of trust Omada builds with members and are key to our Compassionate Intelligence care approach. Our Care Teams work in close coordination to deliver personalized, virtual, Between-Visit Care to members. Our dedicated Care Teams are intended to remain with a member throughout their entire journey with Omada. They work to proactively engage members even before issues occur, providing support and guidance based on data and insights from our proprietary Care Team Platform.

For more than a decade, studies in care delivery for chronic conditions have shown that multidisciplinary care teams with defined roles and functions outperform a single provider or caregiver. Our Care Teams were designed with this in mind. Each Care Team consists of a primary health coach or specialist, additional relevant specialists where applicable, and/or a licensed physical therapist, depending on the program, allowing us to cost-effectively leverage the right professionals for the right care delivery needs. Each Care Team member is empowered to operate effectively within their relevant training or licenses and is supported by technology that can help remove mundane administrative tasks and clear the way for member care.

Below is how each member of our Care Team delivers care or support within our programs:

Omada Care Team Licensed physical therapist Licensed clinical social worker (Behavioral health specialist) Diabetes and hypertension specialist Health coach Member support agent

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Health Coach: Coaches provide one-on-one education and support directly to members across our Prevention & Weight Health, Diabetes, and Hypertension programs, including for members on GLP-1s. All coaches undergo specialty training, per CDC guidelines, and most coaches have a strong background in nutrition and health coaching. Each Omada health coach also receives on-the-job training and obtains certification as a Diabetes Prevention Program Lifestyle Coach, a curriculum approved and provided by the Diabetes Training and Technical Assistance Center that prepares individuals to serve as lifestyle coaches to deliver the evidence-based national Diabetes Prevention Program promoted by the CDC. Members with type 1 diabetes that are enrolled in Omada for Diabetes receive primary support from a Diabetes Specialist, as described below, rather than a health coach.

•	Diabetes Specialist: These cardiometabolic specialists provide additional clinical data interpretation support to members in our Diabetes program, reviewing data from continuous glucose monitors

(“CGMs”) and blood glucose monitors, medication information, and labs. They work closely with the health coach, communicating via the Care Team Platform, as well as directly with the member. All Omada cardiometabolic specialists obtain certification as Certified Diabetes Care and Education Specialists from the Certification Board for Diabetes Care and Education. This practice-based certification is a healthcare industry standard for experienced health professionals providing appropriate diabetes care and education.

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Hypertension Specialist: These cardiometabolic specialists provide additional clinical data interpretation support to members in the Hypertension program, reviewing blood pressure monitor data, medication information, and labs. They work closely with the health coach, communicating via the Care Team Platform, as well as directly with the member. All Omada cardiometabolic specialists, including our hypertension specialists, obtain certification as Certified Diabetes Care and Education Specialists from the Certification Board for Diabetes Care and Education, which requires additional training in topics such as hypertension and understanding management of blood pressure medications.

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Licensed Physical Therapist: Licensed physical therapists provide direct clinical care to members in the MSK program and also provide consultation to coaches in our Prediabetes, Diabetes, and Hypertension programs on general MSK practices on an as-needed basis. They have also recently focused on providing content and support on the potential loss of muscle mass from GLP-1 weight loss medication for our GLP-1 Care Tracks.

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Licensed Clinical Social Worker (Behavioral Health Specialist): Licensed clinical social workers provide consultation to our other Care Team members across all clinical programs on general behavioral health practices on an as-needed basis.

•	Member Support Agent: Member Support Agents provide device and platform support to members across all programs, via phone, email, and self-service support articles.

Omada provides a unique opportunity for individuals to make an impact across the lives of thousands of people each year. We believe that the differentiated structure of our Care Teams and the important position of each role, together with Omada’s employee compensation, benefits package, training and career opportunities, and workplace culture, make these highly desirable roles for those interested in health or wellness coaching and chronic condition care. As of December 31, 2024, our trailing-12-month retention rate for health coaches was 91%. Health coaches also have the opportunity to pursue a Certified Diabetes Care and Education Specialist credential, offering career path progression to a cardiometabolic specialist role. This helps us recruit and retain great talent who align with our mission and vision, serve to reinforce our culture, and underpin our efforts to engage members on their path to achieving long-term behavior change and lifelong health.

Technology: Enabling a Personalized Health Experience

Our technology platform is purpose-built to magnify the impact of our Between-Visit Care model and drive operational excellence in a trusted and secure way. We use technology to harness the distinctly human ability of our Care Teams to connect with members and build a personal relationship across a diverse and growing member population. Our technology enables our Care Teams to build trust with more members faster, targeting greater impact at lower cost than traditional care models. We also use technology to scale our enterprise and to drive internal efficiencies across our business, such as member enrollment, coach capacity planning, device fulfillment, and reporting for customers and channel partners.

Our Care Team Platform receives more than 50,000 data points every 60 minutes.

We collect data from a wide range of interactions between our members, our technology platform, connected third-party devices, and our Care Teams. Our Care Team Platform receives more than 50,000 data points every 60 minutes, as of December 31, 2024. These data feed into and power continuous adjustments, inform care pathways unique to the member, and help our Care Teams determine when the human touch can be most effective using real-time engagement data. Our approach is designed to promote meaningful engagement across all of our programs:

•	In 2024, more than 55% of members still engaged with our cardiometabolic programs at least once per month after a year in the program, and over 50% still engaged monthly after two years.

•	On average, in 2024, members in a cardiometabolic program engaged more than 30 times per month throughout their first year.

•	In 2024, members with an active MSK condition spent an average of between ten and eleven weeks in our MSK program and completed over 25 workouts on average during their episode of care.

Our integrated technology platform supports activities across the entire lifecycle of our work with customers, channel partners, and members: from benefit eligibility confirmation and enrollment outreach to application and member onboarding, device management and fulfillment, member-facing tools and applications, Care Team tools, data capture and storage, and platform and billing infrastructure. The investments in our technology and Care Team Platform have enabled us to scale and serve more than one million members since launch, while retaining and ensuring the ability to deliver an exceptional member experience, with high clinical quality and consistency. For example, improvements in both the efficiency and effectiveness of our platform have yielded a 32% increase in total members per coach from full year 2023 to full year 2024, while maintaining comparable 6-month weight loss outcomes.

Devices Data Members Data Data Care Team Clinical Protocols Personalization Systems Data Analysis and Models Data Infrastructure Instant Context Automatic Message Tagging CARE TEAM MEMBER Personalized Actions List Smart Recommendations MSK Computer Vision Innovation + Personalization + Outcomes The omada Platform

Member-Facing Applications

Our member-facing platform is designed to offer a cohesive and integrated experience that encompasses the full range of direct interactions a member has with Omada. From their first introduction via our outbound outreach, through application and enrollment, to the delivery of our care programs, our members’ journeys come to life within the technology stack.

Through a single log-in to our mobile and web applications, members can access interactive lessons, peer groups, social communities, devices and meal tracking, and their dedicated Care Team. Once the member enrolls in an Omada program, their journey is immediately personalized through what they experience in the app and by Care Team communications. Every time they log on, they land on a dynamic home screen that reflects specific content and activities based on their program and current goals. A continuous feedback loop is available through our analytics suite that informs continuous improvement of our recommendations, actions, and content.

Connected Devices

As clinically appropriate, we provide members with a suite of connected third-party devices that quantitatively measure progress, surface real-time member data to our platform, and can inform further personalization they receive from their Care Team. Depending on the program, these devices can include scales, blood pressure monitors, blood glucose monitors, and CGMs. For example, a typical Prevention & Weight Health member will receive a scale, whereas a typical Hypertension member might receive both a scale and a blood pressure monitor.

Most devices are cellular-connected devices paired with their member account that require no setup by the member and transmit fast, accurate readings directly to Omada. Members get real-time visibility and awareness of how their behaviors are impacting their health, creating incredibly valuable learning moments and engagement with the program. Care Teams use the data to generate insights that further personalize members’ care plans and interventions, creating additional member learning moments.

The CGM offering in our Omada for Diabetes program particularly stands out. CGMs can provide a motion-picture-like view of a member’s blood sugar compared to the still photo a blood glucose monitor provides. We support data integration for members who already use a CGM, and we provide third-party CGM sensors at critical points in our Diabetes program to members who do not have those sensors. We have a partnership with Abbott Laboratories that includes the supply of FreeStyle Libre sensors for our Diabetes program. We make available the FreeStyle Libre sensors at no cost to members and facilitate members’ ability to seek prescriptions for these CGMs, where appropriate, through a third-party care partner. We have seen that real-time glucose data can provide our members and Care Teams with rich insight into managing glucose levels. We have also seen that members who engage with CGMs are more engaged in the program overall.

Scale Blood Glucose Monitor Continuous Glucose Monitor Blood Pressure Monitor

Care Team Platform

Care Teams can drive human connections that build trust, improve effectiveness of interventions, and start the flywheel of positive experiences and outcomes for members. Facilitating this at scale is complex and requires integrated software that supports the member experience as well as Care Team and device operations. The most commonly used electronic health record (“EHR”) systems on the market do not offer all of the features we believe are necessary for Between-Visit Care. Existing EHR systems built for traditional care did not support the level of communication, content integration, continuous workflow optimization, or ease of use we desired. So we built our own.

Our Care Team Platform is designed for easy and efficient navigation, and to enable our Care Teams to drive positive outcomes for members. Upon enrollment, we match members with other members in peer groups based on similar geographic location and life stage, then assign a Care Team depending on the program and context. Through the Care Team Platform, we surface shared member context for easy reference and enable Care Team members to communicate with each other and with members through asynchronous messaging. Our proprietary tools also enhance many activities in the Care Team workflow. For example, we have developed algorithms, informed by data from our member interactions, that can help prioritize and organize our Care Teams’ inboxes. These algorithms can also identify potential high-impact opportunities to support a member and can surface those opportunities for review and action by our trained Care Teams.

We regularly assess operating workflows and care path activities with a goal of making our Care Teams more effective and efficient. For example, in 2023, we reduced the time needed for a coach to support the first year of a member’s journey with Omada for Prevention & Weight Health by 5% without negatively impacting our key measures of member engagement. To accomplish this, we highlighted patterns in members’ early engagement profiles and incorporated new criteria to help our Care Teams identify priority members for outreach. We enabled our Care Teams to make more targeted clinical interventions that considered how likely a member was to respond and added detail to make the topics more relevant to a given member’s journey from the very first month. Going forward, we expect to continue evaluating potential workflow efficiencies to further scale the impact of our Care Teams.

Our Care Team Platform is designed for easy and efficient navigation, and to enable our Care Teams to drive positive outcomes for members.

Purpose-Built Infrastructure

Our technology platform includes a combination of custom-built technology and commercially available software. Our eligibility and outreach layer can screen members for coverage, clinical eligibility, and program needs. Prospective members follow a single application that routes them into the best program based on their needs and eligibility. Our programs are mobile-first, across iOS and Android, which enables us to better reach members throughout their daily lives.

Omada is regulated as a healthcare provider and a HIPAA covered entity. Safe and secure data capture and storage are critical to our business. Our data technology stack includes data extraction, structuring, and warehousing; event tracking and analysis software; and integrations across tools designed to ensure a single source of truth for critical tasks, from billing via claims to Care Team intervention prompts.

As we deliver care to members between visits with their in-person providers, we believe it is important to share data within the broader healthcare ecosystem rather than operate in isolation. We enable members to share their health information from our programs with their in-person providers. As a healthcare provider, we can also exchange health information bidirectionally in support of members through our access to health information exchanges. As part of our healthcare operations, we use data to inform and enable our delivery of relevant clinical interventions, and we look to leverage data analysis and data science to drive meaningful impact on member outcomes at scale.

Continuous Innovation: The Omada Insights Lab

Data Science Clinical Design Care Team Product Design Behavior Science Insights Lab AT OMADA

At Omada, we have invested in continuous innovation across our programs, conscious that every gain in efficiency and effectiveness could help more members to reach their health goals. Informed by our robust dataset from delivering care to over one million members since launch, the Omada Insights Lab develops dynamic insights and multi-disciplinary analysis. A cross-functional collaboration of experienced teams in clinical, product, design, engineering, and Care Teams, the Insights Lab targets the discovery of insights that drive innovative and cost-effective interventions in chronic condition care.

As we learn, we use some of the best practice product design and development methodologies for rapid testing and iteration, such as Continuous Discovery (opportunity mapping, hypothesis testing, frequent user interviewing), and (scrum) Agile software development practices. We also leverage artificial intelligence (“AI”), including generative AI (“GenAI”), and machine learning (“ML”), which we describe further below, to help us drive scalable operating efficiencies that support our Care Team-centered model. As the general state of AI and ML technology continues to evolve, we plan to evaluate new ways in which these technologies could further enhance the impact of what we build.

Over time, we have produced improvements to a number of activities in order to drive meaningful impact at scale and reflect our member-centric design approach and commitment to exceptional experiences, including:

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Instant Context: We leverage the GenAI capabilities of prominent, third-party large language models, augmented with internal data from our interactions with members, to prepare helpful contextual summaries of certain member history and circumstances, for evaluation by our trained Care Teams. These summaries can reduce the time Care Teams spend gathering valuable context for individualized responses.

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Automatic Message Tagging: We also leverage third-party large language models to analyze and categorize messages that our Care Teams send to members. This categorization helps us to understand what our Care Teams have discussed with specific members at various times and enables us to evaluate the effectiveness of different Care Team interventions at driving member engagement and clinical outcomes.

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Smart Recommendations: We have developed our own ML algorithms, informed by data from our member interactions and information from our content libraries as further described below, to create a content recommendation engine that can use predictive insights to help surface relevant wellness content and resources from our library to members based on circumstances and factors that our clinical teams believe are likely to make those resources most relevant. These smart recommendations provided by our content engine can surface more impactful information to members at more opportune times.

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MSK Computer Vision: We leverage and configure third-party computer vision libraries available on leading mobile devices to evaluate members’ form in performing certain exercises or motions. To further enable use of this technology, we have also developed a domain-specific language to enable non-engineers, such as our affiliated physical therapists, to more easily write new scripts that allow us to assess additional types of exercises and motions for our MSK Program. This AI-powered computer vision technology can provide real-time feedback to members and provides physical therapists with range-of-motion information and other objective measurement data to augment their qualitative assessment of movement performance, helping them to evaluate form and analyze how well care plans are producing improvements in mobility. For more information on the risks and benefits associated with virtual physical therapy, see “—Our Programs—Omada for MSK” below.

Computer vision helps our physical therapists monitor and support our members and track their progress. Position your body in the frame 135 You're on track! We'll send these results to Oswald 10% Increase Your Progress Remeasure Confirm 175

Our extensible, integrated technology platform has allowed us to evolve our programs in support of new conditions (including Omada for Diabetes, Omada for Hypertension, and Omada for MSK), additional comorbidities (such as behavioral health issues), and new treatments that emerge (such as GLP-1s, supported through our GLP-1 Care Tracks). We plan to leverage this extensible platform in similar ways in the future to pursue strategic clinical, customer, and market opportunities.

As we seek to leverage AI and ML, we are mindful of responsible privacy practices, including the minimum-necessary requirements applicable to our healthcare operations and our broader data privacy program, and commitments to our members. We have developed our ML algorithms with data that includes only limited identifiers—by removing fields such as legal names, addresses, birth dates, and most other direct identifiers and by including direct identifiers and other fields, such as age and clinical indicators, only when required for the development.

Our Platform for Multi-Condition Care

When our sales team engages with customers and channel partners, we often hear that obesity, diabetes, hypertension, and MSK conditions are impacting employee health and driving up the total cost of care. However, many still contract with multiple vendors, in some cases as many as ten, in order to construct a health benefits offering that meets their needs. This approach can result in several ongoing program implementations, confusion among employees, under-utilization of the different programs, and difficulty measuring outcomes across an employee population. Omada offers a single platform that delivers integrated, evidence-based chronic condition programs for several condition areas without the need to contract with multiple providers, providing a streamlined and convenient experience for members.

Our Programs

Since launching our first program in 2012, we observed a demand from our customers and channel partners to expand beyond diabetes prevention and weight management and into other conditions, such as the treatment and management of diabetes, hypertension, and MSK conditions. The significant overlap across these chronic conditions created a natural growth avenue by enabling a coordinated, context-informed care approach across conditions.

Omada for Prevention & Weight Health

Omada for Prevention & Weight Health Welcome to Omada! Im so glad youre here. Omada App Health Coach Connected Scale + Embedded GLP-1 Care Track + Embedded Behavioral Health Tools

Omada for Prevention & Weight Health, our first program launched in 2012, focuses on prediabetes and weight management, two critical elements of preventing diabetes and heart disease. Informed by guidelines and recommendations set by the U.S. Preventive Services Task Force and the CDC, the goal of the program is to enable members to lose weight, maintain a healthy weight, and increase physical activity. We pair members with a dedicated health coach for the entirety of their experience and support them with a connected scale, a personalized learning path, nutrition counseling, and support from peer groups to build community.

In 2018, demand from customers and channel partners, member need, and clinically appropriate interventions came together in an opportunity to expand our offering to support members with diabetes and hypertension leveraging our existing, flexible platform. Considering this market need and feedback, we decided to launch Omada for Diabetes, Omada for Hypertension, and the combined Omada for Diabetes and Hypertension programs. We refer to these, along with our Omada for Prevention & Weight Health program, as our cardiometabolic programs.

Omada for Diabetes

Omada for Diabetes Omada App Welcome to Omada! I'm so glad you're here. Health Coach & Diabetes Specialist Connected Devices + Embedded GLP-1 Care Track + Embedded Behavioral Health Tools

Launched in 2018, Omada for Diabetes is designed to help members with type 1 or type 2 diabetes achieve stable blood glucose levels and meet and reach their A1C reduction goals based in part on treatment guidelines from the ADA. According to the CDC, between 2017 and 2020, nearly 90% of people with type 2 diabetes had obesity or were overweight, and so we also support members with reaching and maintaining a healthy weight through modifications in diet, exercise, and other behaviors. Members are paired with a dedicated, professionally trained health coach who acts as their primary contact, except in the case of members living with type 1 diabetes, whose primary contact is a Certified Diabetes Care and Education Specialist. Care Teams for members with type 2 diabetes also include a Certified Diabetes Care and Education Specialist in addition to the member’s primary contact. Members are also provided with connected third-party devices based on their needs, which can include a connected scale and a blood glucose monitor. We can also facilitate prescriptions for CGM sensors at certain points in the program through a third-party care partner to improve understanding of behavior and blood glucose levels. As in our Prevention & Weight Health program, members are engaged with a personalized learning path and supported by peer groups.

We are proud to have earned the NCQA’s Population Health Program Accreditation for our fully virtual type 2 Diabetes and combined Diabetes and Hypertension programs.

Omada for Hypertension

Omada for Hypertension Omada App Welcome to Omada! I'm so glad you're here. Health Coach & Hypertension Specialist Connected Devices + Embedded GLP-1 Care Track + Embedded Behavioral Health Tools

Launched in 2018, Omada for Hypertension is designed to help reduce members’ blood pressure and help them maintain healthy blood pressure based on clinical protocols recommended by the American Medical Association (the “AMA”), the American College of Cardiology (the “ACC”), and the American Heart Association (the “AHA”). As with type 2 diabetes, hypertension is often comorbid with obesity; according to a June 2021 report from the National Center of Health Statistics that reviewed data between 2017 and 2020, approximately 58% of U.S. adults who were classified as having obesity also had hypertension. We help members in need of weight management support in reaching and maintaining a healthy weight through modifications to diet, exercise, and other behaviors. Members are paired with a dedicated, professionally trained health coach and a Certified Diabetes Care and Education Specialist. Members are also provided with connected third-party devices based on their needs, which can include a connected scale and a blood pressure monitor. As in our Prevention & Weight Health program, members are engaged with a personalized learning path and supported by peer groups.

Omada for MSK

Omada for MSK Omada MSK App Physical Therapist Exercise Kit + Embedded Behavioral Health Tools

Launched by Omada in 2020, Omada for MSK connects individuals to licensed physical therapists for consultation and virtual treatment. Our program provides members access to treatment in as little as 24 hours from enrollment. We match clinically eligible patients with a dedicated physical therapist and provide ongoing access through video visits and asynchronous chat. Omada-affiliated physical therapists assign evidence-based treatment exercises and stretches to members, and the program helps members complete their prescribed care path at the recommended cadence. Physical therapists can assess patient progress through form analysis (by video), range of motion (by computer vision technology), and patient reports (in-app feedback). Members can also access an individualized education curriculum to help build healthy habits that support recovery and long-

term health. Our education library includes hundreds of pieces of content, ranging from articles to interactive media and videos.

Although virtual physical therapy is not appropriate for all diagnoses, clinical practice guidelines published in May 2024 by the American Physical Therapy Association recommend using “telerehabilitation” (i.e., virtual physical therapy). These guidelines concluded that, when compared to in-person care for appropriate diagnoses, on balance, the benefits of virtual physical therapy (which include improved accessibility, increased adherence to treatment plans, and potential improvement in the timeliness of services) outweigh the risks, harms, and costs of virtual physical therapy (which include potential cybersecurity and data privacy concerns, potential safety risks in certain circumstances if the provider is unable to assist the patient at home, and the potential for poorer patient outcomes and experiences if barriers compromise a physical therapist’s ability to effectively manage a plan of care virtually). Virtual physical therapy can be comparable to in-person care for patient acceptability, satisfaction, and clinical outcomes and superior for adherence and attendance.

58% of people who had diabetes also suffered from an MSK condition, according to a Journal of Back and Musculoskeletal Rehabilitation meta-analysis in 2019. As a result, we believe our MSK program can be highly complementary to our cardiometabolic offering. Independently accredited by URAC for virtual physical therapy services for joint and muscle health from licensed physical therapists, Omada for MSK meets the high clinical standards we have set across our suite of programs.

Omada GLP-1 Care Tracks

Despite the clinical promise of GLP-1 therapy and its increased use recently, individuals often still face challenges in their journey to sustainable weight health. These challenges can include high costs of GLP-1 therapy, limited insurance coverage, potential side effects, and the risk of weight regain after discontinuation. We believe individuals can see better results when they also receive broad support from care programs that can address these challenges and empower them to make lasting lifestyle changes.

First launched in 2023, the initial version of Omada’s GLP-1 Care Track, currently embedded in our cardiometabolic programs, is designed to support members on a GLP-1 therapy—while also engaged in one of those programs—to enable their success before, during, and after GLP-1 therapy. With over 50,000 members across Omada programs having used GLP-1 therapies as of December 31, 2024, Omada has experience supporting members currently taking GLP-1 therapy in making lasting health changes. The GLP-1 Care Tracks present an opportunity to provide additional personalized support, education, and resources to help individuals achieve sustainable weight health throughout their GLP-1 journey and beyond. This GLP-1 Care Track has resonated with our customers and channel partners, as demonstrated by the March 2024 announcement of our collaboration with Evernorth. Through this collaboration, our lifestyle support programs will be provided to eligible members enrolled in EncircleRx, an Express Scripts by Evernorth solution designed to help clients manage GLP-1 costs. Omada does not develop or prescribe GLP-1 therapies. Rather, our GLP-1 Care Track is intended to build and enhance outcomes from the combination of our virtual programs and the member’s medication, with the ultimate goal of supporting members to achieve and maintain weight loss long-term—even after they decide to discontinue GLP-1 therapy. While the initial version of our GLP-1 Care Track is embedded in each of our cardiometabolic programs, our customers and channel partners will also be able to purchase an enhanced version (the “Enhanced GLP-1 Care Track”), which includes more specialized programming and support.

To inform the design and refinement of our GLP-1 Care Tracks and as part of our commitment to establishing and validating the health impact of our offerings and their value for customers and channel partners, we and certain of our customers and channel partners have conducted initial analyses of the results of our programs when provided alongside GLP-1 therapy. In total, these analyses have reviewed data from more than 5,500 of our members that were taking or had recently discontinued GLP-1 therapy between 2022 and 2024. Two of those analyses reviewed early results for our GLP-1 Care Tracks, which we describe in detail below.

Initial results from one such analysis of members who chose to enroll in Omada’s Enhanced GLP-1 Care Track from June through early August 2024 have shown promising improvements in supporting weight loss and healthy behaviors among individuals taking GLP-1 therapy:

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Improved Health Behaviors: Members showed significant improvements in health-promoting behaviors during their first 16 weeks of participation in the Enhanced GLP-1 Care Track, including on average a 12% increase in weigh-ins, 22% more recorded healthy meals, and 27% more self-reported days of engaging in physical activity, in each case, compared to similar Omada members taking GLP-1 therapy but not enrolled in the Enhanced GLP-1 Care Track.

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Greater Weight Loss: Members in the Enhanced GLP-1 Care Track achieved on average a statistically significant 28% greater weight loss at week 16 compared to similar members taking GLP-1 therapy but not enrolled in the Enhanced GLP-1 Care Track.

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Increased Self-Efficacy: Members in the Enhanced GLP-1 Care Track reported a 12% average increase in self-efficacy at week 16 compared to the time of enrollment, reflecting improvements in self-confidence in their ability to lose weight and maintain healthy habits.

Enhanced GLP-1 Care Track members experienced significant behavior change and weight loss results over first 16 weeks including, on average:1 +28% greater weight loss +27% more self-reported days of physical activity +22% more recorded healthy meals +12%increase in weigh-ins Omada members on a GLP-1, not enrolled in Enhanced GLP-1 Care Track Omada members on a GLP-1, enrolled in Enhanced GLP-1 Care Track 1. Omada Health, Inc. (2024). From June through early August 2024, a total of 2,183 members in Omada for Prevention & Weight Health and Omada for Hypertension were offered the opportunity to participate in the Enhanced GLP-1 Care Track. This retrospective analysis reviewed data received directly through participation in the program from all of the 1.624 members that chose to enroll in Omada's Enhanced GLP-1 Care Track, together with either Omada for Prevention & Weight Health or the Omada for Hypertension. In addition, to be included in the analysis, members must have self-reported taking a GLP-1 therapy for weight loss at the time of program applications (either in the "initiation" phase of GLP-1 treatment (i.e., within the first eight weeks) or the "titration" phase (i.e., taking the lowest or second-lowest dose of a GLP-1 therapy)) and self-reported no diagnosis of diabetes at that time. Where metrics compare data from Enhanced GLP-1 Care Track members to a comparison group of members not enrolled in the Enhanced GLP-1 Care Track, the comparison group consists of data received directly from members that self-reported the same requirements for GLP-1 use and no diabetes diagnosis at the time of application and enrolled in Omada for Prevention & Weight Health and Omada for Hypertension between May and early June 2024. The analysis was retrospective, and members in the analysis were not required to take any special actions that other members in our programs were not, except for voluntarily opting into the Enhanced GLP-1 Care Track. Self-efficacy was measured by asking members about their confidence level in their ability to lose weight, on a 5-point scale of "not at all confident" to "completely confident," when differing levels of effort would be required, such as having to try several times, make a detailed plan, or rethink their entire way of losing weight. The questions used for this assessment were previously developed to measure weight-loss self-efficacy by an independent academic research team and published in a peer-reviewed journal on psychological assessment in 2017.

Enhanced GLP-1 Care Track members experienced significant behavior change and weight loss results over first 16 weeks including, on average:1 +28% greater weight loss +27% more self-reported days of physical activity +22% more recorded healthy meals +12%increase in weigh-ins Omada members on a GLP-1, not enrolled in Enhanced GLP-1 Care Track Omada members on a GLP-1, enrolled in Enhanced GLP-1 Care Track 1. Omada Health, Inc. (2024). From June through early August 2024, a total of 2,183 members in Omada for Prevention & Weight Health and Omada for Hypertension were offered the opportunity to participate in the Enhanced GLP-1 Care Track. This retrospective analysis reviewed data received directly through participation in the program from all of the 1.624 members that chose to enroll in Omada's Enhanced GLP-1 Care Track, together with either Omada for Prevention & Weight Health or the Omada for Hypertension. In addition, to be included in the analysis, members must have self-reported taking a GLP-1 therapy for weight loss at the time of program applications (either in the "initiation" phase of GLP-1 treatment (i.e., within the first eight weeks) or the "titration" phase (i.e., taking the lowest or second-lowest dose of a GLP-1 therapy)) and self-reported no diagnosis of diabetes at that time. Where metrics compare data from Enhanced GLP-1 Care Track members to a comparison group of members not enrolled in the Enhanced GLP-1 Care Track, the comparison group consists of data received directly from members that self-reported the same requirements for GLP-1 use and no diabetes diagnosis at the time of application and enrolled in Omada for Prevention & Weight Health and Omada for Hypertension between May and early June 2024. The analysis was retrospective, and members in the analysis were not required to take any special actions that other members in our programs were not, except for voluntarily opting into the Enhanced GLP-1 Care Track. Self-efficacy was measured by asking members about their confidence level in their ability to lose weight, on a 5-point scale of "not at all confident" to "completely confident," when differing levels of effort would be required, such as having to try several times, make a detailed plan, or rethink their entire way of losing weight. The questions used for this assessment were previously developed to measure weight-loss self-efficacy by an independent academic research team and published in a peer-reviewed journal on psychological assessment in 2017.

In addition, a separate analysis, reviewing early results from members who chose during the period from late February through May 2024 to receive GLP-1 therapy discontinuation program support through our initial, embedded GLP-1 Care Track, has shown promising weight maintenance among individuals discontinuing GLP-1 therapy:

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Lasting Weight Health: Omada members who discontinued GLP-1 therapy and opted into the GLP-1 Care Track embedded in our cardiometabolic programs on average maintained the weight lost 16 weeks after discontinuation, with an average weight change of (0.1)%. Moreover, 84% of these members gained less than 4% of their weight compared to the time of discontinuation.

Percent weight change 16 weeks after discontinuing GLP-1s1 8% 7% 6% 5% 4% 3% 2% 1% 0% -1% 7% 5.8% -0.1% GLP-1 Discontinuation Week 0 Post-Discontinuation Week 16 Omada GLP-1 Care Path for Discontinuation SURMOUNT-4 RCT STEP 1 RCT 1 Omada Health, Inc. (2024). From late February through May 2024, all members in Omada for Prevention & Weight Health and Omade for Hypertension that had enrolled at least two weeks prior and no more than six months prior were offered the opportunity to receive GLP-1 therapy discontinuation progrom support through the GLP-1 Care Track. In addition to recording their weight at the time of GLP-1 discontinuation, members eligible for this discontinuation program support must have self-reported in an intake survey (i) never having received a diagnosis for diabetes, (ii) having taken a GLP-1 therapy for weight loss for at least eight weeks, and (iii) having disconcontinued the GLP-1 therapy within four weeks of receiving the intake survey. Of the 158 members who opted into receiving the GLP-1 discontinuation program support during the period mentioned above and met the eligibility criteria above, only those who completed a 12-week follow-up survey, self-reported not restarting GLP-1 therapy at that time, and recorded their follow-up weight 16 weeks after GLP-1 discontinuation were included in this retrospective analysis, with a final n-size of 63 members. The retrospective analysis reviewed data received directly through these members' participation in the program. Values shown for listed randomized control trials ("RCTs") reflect the approximate weight gain values depicted at week 16 in graphs of weight change over time included in the third-party RCT manuscripts.

Omada promotes health improvements like these by supporting our members through each phase of their GLP-1 therapy journeys.

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Pre-Therapy: Omada supports entities covering the cost of GLP-1 therapy, such as employers and PBMs, by seeking to manage flexible utilization of GLP-1 therapy through data-driven insights and our extensive experience with cardiometabolic conditions. Although approved GLP-1 therapies represent a potentially significant cost to medical budgets, with an estimated cost of $1,000 per patient per month, these therapies have been proven to result in positive clinical outcomes. For example, a 2023 study published in the BMJ found that GLP-1s reduced A1C and improved weight management for type 2 diabetes patients. This tradeoff between cost and clinical outcomes may make an employer’s decision to include coverage for GLP-1 therapies a difficult one. Omada can provide data to plan sponsors to inform their decisions on how to effectively balance GLP-1 coverage while pursuing their goals across health outcomes, engagement, and cost.

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During Therapy: Patients enrolled in an Omada cardiometabolic program and taking a GLP-1 can receive support from our GLP-1 Care Tracks, which emphasize the importance of healthy behavior change while on the medication. Omada health coaches and credentialed specialists supporting these Care Tracks are trained on GLP-1s to provide relevant education, access to resources, and content around GLP-1 use and discontinuation, as well as access to a GLP-1 peer community. Our GLP-1 Care Tracks are designed to help members understand their prescriber’s instructions, how the medication may be affecting them, including managing side effects, and how to incorporate lifestyle changes, including nutrition changes, exercise, and muscle loss mitigation, with the goal of increasing the success of the therapy.

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Post-Therapy: Omada encourages long-term weight loss through sustained lifestyle change across our cardiometabolic programs. If members choose to discontinue GLP-1s, the GLP-1 Care Tracks support them as they prepare for this discontinuation, with the goal of maintaining benefits gained during therapy. In a 2022 clinical study published in Diabetes, Obesity and Metabolism, patients on GLP-1s regained on average two-thirds of weight lost one year after withdrawal of the GLP-1 protocol. The study found similar changes in cardiometabolic variables after stopping the drug. We believe that studies such as this one reinforce the need for programs like Omada to help members take steps to maintain weight loss and other benefits from therapies such as GLP-1s, particularly in light of the upfront cost burden to plan sponsors.

PRE-THERAPY Support Onboarding DURING THERAPY Bolster Weight Loss POST-THERAPY Limit Weight Regain

Given the dynamic nature of the GLP-1 space, we expect there may be further opportunities for Omada to provide additional value for members on GLP-1s in the coming years.

Member Experience

Our virtual care programs are built on six foundational components that we deliver to help members to stay on track: flexible learning paths, dedicated Care Teams, curated peer support groups, connected third-party devices, medication support, and behavioral health support. Together, these components lead to engaging experiences, measurable outcomes, and sustainable behavior change.

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Flexible Learning Paths: Our programs are flexible and allow members to follow a learning path that addresses their individual interests and challenges. As members identify specific goals, our Care Teams and technology platform can provide relevant information from our robust library of educational content and interactive resources to support members towards those goals. Our member applications are accessible 24/7, providing a member-centric experience when, where, and how members need it.

First, select the area where you face the most challenges You'll work on all of these areas in Omoda for this activity, we'll focus on just one. Food & drinks Activity Sleep Mood & mindset Does this get in your way? Cooking for just one or two people Often Sometimes Not at all Which is the biggest thing that gets in your way? This will help your cooch know where you might need the most support. Managing cravings Unsupportive family and friends Emotional eating Making meals the whole family will oat Cost of healthy foods Get lessons to help with your challenges Choose a path to receive weekly lessons focused on a goal that matters to you. 4 WEEKS Manage food cravings Curb cravings with proven strategies related to eating, stress and more Choose this path 4 WEEKS Balance my nutrition Make healthier food choices and learn how to build nutritious meals Choose this path

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Dedicated Care Teams: Each member is assigned a dedicated Care Team that is assembled based on data provided during enrollment. Each Care Team includes a health coach or a physical therapist who acts as the member’s primary contact, except in the case of members living with type 1 diabetes, whose primary contact is a Diabetes Specialist. Care Teams for members living with type 2 diabetes and/or hypertension also include a diabetes and/or hypertension specialist, as applicable, in addition to the member’s primary contact. Licensed clinical social workers and physical therapists are also available to consult with frontline Care Team members on general behavioral health practices, and members can also interact with member support agents for platform and device support.

Sara A Health Coach Hey Kat, I just want to check in with you to see how eating 3 servings of non starchy veggies has been working out for you. I saw that you're having a harder time around breakfast and found this resource that might help, Omada's top 10 low carb breakfasts to start your morning It is not working well, so I really appreciate the suggestion! You know me, and I've been lacking for ideas. This will really help. Hi Grace. I noticed you received your Continuous Glucose Monitor and started using it. How's that going for you? Hey Sara! It's going well, I love the visibility I get with the readings it takes and hope to get my numbers under control. Our Care Team provides guidance to help members make healthy decisions within their context, while also supporting them to reach their personal goals.

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Curated Peer Support Groups: Our member-facing applications provide access to peer groups that can foster a sense of community and are based on members’ programs, timing, shared experiences, and common interests. These groups are topic- or condition-specific and can provide inspiration and support to help members stay on their care path. For example, our weight loss medication peer communities bring members on GLP-1s together with trained specialist support.

Groups A My Groups Explore Kickoff Group 20 MEMBERS Vegetarian cooking & N... 323 MEMBERS Discover Healthy Cooking 4710 MEMBERS Want to join more groups? Explore more groups Home Groups Messages Lessons Progress Groups My Groups Explore Food & Nutrition View All Vegetarian Cooking & Nutrition 4710 MEMBERS Discover Healthy Cooking 4612 MEMBERS Activity View All Stay active at home First step to 5K 4818 MEMBERS 1850 MEMBERS Condition View All Medication and healthy weight loss > 983 MEMBERS 610009 Join community Popular Topics side-effects Discussions Barbra nutrition Active 12min ago View All exercise Recently Active Peer groups help foster a sense of community and are based on members' programs, shared experiences, and common interests.

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Connected Devices: At enrollment, we supply every member in a cardiometabolic program with connected third-party devices specific to their condition and needs that surface real-time member data to our platform. These data are simultaneously integrated into the Omada Care Team Platform and improve the insights and data used across the care delivery and development teams. We also integrate with many third-party health apps and devices a member may already be using, which can further enrich our data and enhance member engagement.

Home Welcome, Grace! Your program starts in 4 days Shipping your devices (Track) Matching you with a care team Putting together your peer group Finalizing the program Intro to goal setting Set a goal Getting started checklist Meet your coach, Sara Watch your coach's video intro What challenges do you face? Tackle them with your coach's help Devices connected, Grace! Knowledge is power. Tap here 1h ago omada Our programs use connected devices to surface real-time member data that is simultaneously integrated into the Omada Care Team Platform.

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Medication Support: We provide support for members taking medication within our GLP-1 Care Tracks and our cardiometabolic programs generally. We collect medication information upon enrollment, update this information along the way when we learn that a member’s prescriptions change, and check in via regular surveys. Members can also submit photos of medication for easy sharing with their Care Team. We focus especially on identifying and tackling barriers to adherence through Care Team discussions, resources, and related peer support groups.

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Behavioral Health Support: Care Teams are trained to initiate important conversations with members to understand how mental health might affect their ability to work on their health goals. We deploy tools such as the PHQ-4 assessment to help surface potential member needs. Care Teams are able to address some concerns directly, with tools such as audio breathing techniques and educational content, and provide care navigation to an employer’s Employee Assistance Program or other resources for greater care needs. Behind the scenes, our licensed clinical social workers provide training, conduct workshops, and offer consultations and guidance to their Care Team colleagues on general behavioral health practices.

Clinical Leadership

At Omada, we pride ourselves in our clinical leadership, which we achieve through our commitment to an evidence-based care model, our history of demonstrating outcomes and value through peer-reviewed studies, and our pursuit and achievement of recognized industry accreditations.

29 Peer-reviewed studies (+ more underway) Effects of a Digital Diabetes Prevention Program American Journal of Preventative Medicine Long-Term Results of a Digital DSMES Program Among Adults With Type 2 Diabetes The Science of Diabetes Self-Management & Care Long Term Results of a Digital HTN Self-Management Program Journal of Medical Internet Research (JMIR) Cardio Effects of a Virtual Physical Therapy Program on Pain and Function in MSK Care Archives of Rehabilitation Research and Clinical Translation

In designing our programs and care model, we begin by studying what has been shown to work in traditional, often in-person, settings. We study prevailing practices and the clinical literature to inform both higher-level program design and smaller-order feature development. Our clinical teams advise on clinical best practices and work closely with our product development teams to incorporate the science of behavior change into our programs and features.

We have dedicated significant resources to conducting peer-reviewed research to show the value of our programs. As of December 31, 2024, we had published 29 peer-reviewed studies. In sponsoring and publishing research, including randomized controlled trials—the gold standard of clinical research—we seek to demonstrate our outcomes, bolster credibility, and strengthen our position in the market with prospective customers and channel partners.

In addition to sponsoring and publishing research, we have sought and received several healthcare industry certifications and accreditations traditionally recognized as indicators of clinical quality for in-person care. These accomplishments validate our ability to meet independent standards in a variety of areas, including the quality and safety of the care we provide.

Proven Outcomes Through a Novel Approach

Our programs are modeled after standard-of-care interventions historically delivered in a traditional, in-person setting:

PROGRAM STANDARD-OF-CARE INTERVENTION Omada for Prevention & Weight Health Omada for Diabetes Omada for Hypertension Omada for MSK CDC's Diabetes Prevention Program ADA's Diabetes Self-Management Education & Support programs ("DSMES") AHA and ACC's Self-Monitoring Blood Pressure guidelines An evidence-based, multidisciplinary approach to MSK conditions through physical therapy and adheres to the standards of practice for physical therapy

Traditional programs for diabetes prevention, diabetes, hypertension, and MSK conditions can produce results, but they are generally designed for local, in-person engagement, which is a major challenge to scale. Our virtual, Between-Visit Care model has the potential to reach millions of individuals with an effective approach that is personalized and flexible, grounded in science, and powered by a combination of human care and technology for scale.

As we develop our programs and enhance our features, we continue to use insights from literature. For example, at the start of the Omada program, we assess a member’s self-efficacy, motivation, and barriers to change to determine how we can better engage with the member. Literature suggests that those who self-score lower in these categories may benefit from more support and accountability, which allows us to focus our Care Teams where they can be most effective. We have applied this theory in our goal setting feature, among other areas. Whenever a member sets a goal, the Care Team sees the member’s self-score and can tailor the interaction alongside. In this way, by adapting insights from clinical literature in enabling our Care Team and building our technology, we can support many members at once while maintaining a focus on outcomes.

Raising the Bar for Digital Health

We are proud of our ability to demonstrate clinical outcomes across our multi-condition platform through respected scientific research methodologies and publications, including a randomized controlled trial published in 2022. We quantify our clinical results and have ready access to data to continuously improve our programs, which we believe is a significant strategic advantage in both our product development and sales efforts.

As of December 31, 2024, we had published 29 peer-reviewed studies across our program portfolio, and more under investigation. We have published on topics ranging from the long-term health outcomes of our virtual programs to the financial impact of our programs and the impact of our programs on sub-populations, including those eligible for Medicare and Medicaid.

Clinical Outcomes

We have demonstrated clinical outcomes for each of our programs through peer-reviewed studies published in medical journals. Some of our published outcomes highlights include:

PROGRAM Omada for Prevention & Weight Health JOURNAL American Journal of Preventive Medicine 2022 OBJECTIVES Determine the effectiveness of a digital Diabetes Prevention Program (d-DPP) on A1C, weight and cardiovascular risk factors METHODS Study Design: Randomized Controlled Trial ("RCT") Study Endpoint: 12 months Treatment (Omada members): n=299 Control (single session diabetes prevention education class): n=300 CONCLUSION This d-DPP demonstrated clinical effectiveness and has significant potential for widespread dissemination and impact CONDUCTING ORGANIZATIONS The University of Nebraska Medical Center and Wake Forest School of Medicine research teams supported the development and implementation of the RCT. Omada supported the delivery of the d-DPP, funded this study, and participated in study design, preparation, and approval of the manuscript. PARTICIPANT SELECTION & DATES OF DATA COLLECTION Recruitment took place between December 2017 and April 2019. Participants were identified through electronic health records within the Nebraska Medicine health system and then contacted by phone. Participants were screened for a non-fasting A1C in the prediabetes range (5.7%-6.4% or 39-46 mmol/mol). Data was collected through approximately June 2020, and results were published in April 2022. MATERIAL LIMITATIONS & ASSUMPTIONS Study participants were required to supply A1C data in the prediabetes range to facilitate additional analysis for the RCT. Omada for Prevention & Weight Health members are not required to have A1C data to enroll and are only required to have a BMI >30 or BMI between 27 and 29.9 with an additional risk factor for cardiometabolic conditions. OUTCOMES Compared to the control group, members in the d-DPP achieved significant' improvements at 12 months in: Weight Outcomes: 43% of Omada members had 2:5% weight loss compared to 21% among control participants -5.5% Omada members experienced on average 5.5% weight loss compared to 2.1% among control participants A1C Outcomes: 58% of Omada members shifted from prediabetes (5.7%-6.4%) to normal A1C range (<5.7%), compared to 48% among control participants Omada members reduced A1C by an average of 0.23% compared to 0.16% among control participants (0.08% between-group difference) Cardiovascular Outcomes: Omada members reduced Cholesterol/HOL-e ratio by 0.41 compared to 0.24 among control participants

PROGRAM Omada for Diabetes JOURNAL The Science of Diabetes Self-Management and Care 2024 OBJECTIVES Examine the impact of a digital diabetes self-management education and support (DSMES) program on A1C among adults with type 2 diabetes METHODS Study Design: Retrospective Observational Cohort Study Study Endpoint: 12 months n=1,322 CONCLUSION Digital DSMES solutions can help individuals with type 2 diabetes manage their condition CONDUCTING ORGANIZATIONS Omada PARTICIPANT SELECTION & DATES OF DATA COLLECTION Members must have enrolled in Omada for Diabetes between January 1, 2019 and January 31, 2022 and reported a baseline A1C value and one or more follow-up A1C value up to one year post-enrollment. Data was collected through approximately September 2022, and results were published in January 2024. MATERIAL LIMITATIONS & ASSUMPTIONS Retrospective analysis.2 OUTCOMES A1C Outcomes: 2-pt reduction in A1C Members with A1C ~8% (n=411) experienced a significant' 2-point reduction in A1C {9.48% at baseline to 7.47% at 12 months) Members with A1C <8% (n=911) maintained glycemic stability (6.73% at baseline to 6.51% at 12 months) Significant' Weight and reduction in body mass index ("BMI") Outcomes: 3% weight loss 1.17 kg/m2 reduction in BMI

PROGRAM Omada for Hypertension JOURNAL Journal of Medical Internet Research Cardio 2023 OBJECTIVES Examine the impact of a digital hypertension self-management and lifestyle change support program on blood pressure METHODS Study Design: Retrospective Observational Cohort Study Study Endpoint: 12 months n=1,117 CONCLUSION A comprehensive digital health program involving hypertension education, at-home blood pressure monitoring, and behavior change coaching support was effective for self-managing hypertension CONDUCTING ORGANIZATIONS Omada, in collaboration with consulting from Anchor Outcomes. PARTICIPANT SELECTION & DATES OF DATA COLLECTION Members must have enrolled in Omada for Hypertension with baseline blood pressure values uploaded between January 1, 2019, and September 30,2021 and reported follow-up blood pressure values one year post enrollment. Data was collected through approximately September 2022, and results were published in August 2023. MATERIAL LIMITATIONS & ASSUMPTIONS Retrospective analysis.2 OUTCOMES Blood Pressure Outcomes: All members (n=1,117) had significant' reductions in systolic blood pressure (-4.8mmHg) Members with uncontrolled SBP (n=788): significant' reductions in SBP and DBP (-8.1 mmHg and -4.7 mmHg respectively) Members with controlled SBP (n=329) maintained within blood pressure goal range (SBP=125.1 mmHg: DBP=76.2 mmHg) Significant' Weight and BMI Outcomes: Members on average: 6.2 lbs weight reduction, 2.6% weight loss, 1.0 kg/m2 reduction in body mass index (BMI) Members with uncontrolled SBP: 6.5 lbs weight reduction, 2.7% weight loss, 1.1 kg/m2 reduction in BMI

PROGRAM Omada for MSK JOURNAL Archives of Rehabilitation Research and Clinical Translation 2022 OBJECTIVES Examine the effect of digital physical therapy on reducing pain and improving function for people with a variety of musculoskeletal conditions METHODS Study Design: Retrospective Observational Study Outcomes measured at the end of an 'episode of care' n=814 CONCLUSION Digital physical therapy was associated with clinically meaningful improvements in pain and function among members CONDUCTING ORGANIZATIONS Omada PARTICIPANT SELECTION & DATES OF DATA COLLECTION Members must have completed an episode of care in Omada for MSK between February 2019 and December 2020 for an MSK condition or for postoperative rehabilitation and reported pain and function metrics in surveys within two weeks of the end of the episode of care (approximately 6 weeks on average). Data was collected through approximately December 2020, and results were published in June 2022. MATERIAL LIMITATIONS & ASSUMPTIONS Retrospective analysis.2 OUTCOMES Pain Outcomes: -2.69 pts on pain scale Significant' decrease in pain after digital physical therapy treatment (-2.69 points on a 0-10 pain scale where lower numbers = less pain) Physical Function Outcomes: +2.67 pts physical function Significant1 increase in physical function after digital physical therapy treatment (+2.67 points on a 0-10 function scale where higher numbers = better function)

Footnotes to Table: 1 P-values <0.05 were considered statistically significant in all studies; 'uncontrolled systolic blood pressure is defined as >130 mm Hg, and controlled systolic blood pressure is defined as <130 mm Hg. 2 This retrospective analysis examined real outcomes among members who reported follow-up data in the designated measurement windows, as described above. Although not all members in our programs reported such follow-up data in these windows, we believe that the group of members who reported the follow-up data in these windows is a representative group of our members who remain enrolled and active in the programs described. Results of future members may vary from those observed in this study.

Financial Savings

For our customers and channel partners, the value proposition of our programs includes member enrollment, engagement, and satisfaction, in addition to demonstrated clinical outcomes and cost savings in areas where outcomes improve. To demonstrate the economic value of our cardiometabolic programs, we have utilized a savings model that provides projected cost savings estimates up to five years. Our savings model is based on a simulation model and customized savings calculator created by GlobalData based on clinical data collected at program enrollment and approximately twelve months post-enrollment from 176,002 members from our cardiometabolic programs between 2019 and 2022. To create our savings model, we extrapolated GlobalData’s calculator with clinical data collected at program enrollment and between six and twelve months post-enrollment and to include an aggregate total of over 500,000 members from our cardiometabolic programs between 2019 and 2023. Using this member clinical data, our savings model simulates a matched cohort from National Health and Nutrition Examination Survey (“NHANES”) data reported by U.S. households and uses Medical Expenditure Panel Survey (“MEPS”) data reported by U.S. households to estimate a reduction of disease onset and associated cost savings attributable to the relative improvements in clinical outcomes observed across our member population.

Our model assumes that the NHANES clinical and demographic data reported by U.S. households and used to create a matched cohort accurately represents individuals in the control group and that the MEPS expenditure data reported by U.S. households accurately represents or approximates healthcare spending among U.S. individuals with clinical and demographic profiles similar to Omada members and matched control groups. The model also assumes that individuals providing follow-up data and otherwise meeting criteria to be included in the analysis are representative of potential members in our target populations. Finally, the model also assumes improvements in clinical outcomes (weight loss, systolic blood pressure, and/or A1C, depending on the program)

at year one will be maintained in future years, up to five years following enrollment. Projections from our savings model are based on these assumptions and may not be realized by customers and channel partners.

Across these diverse populations where individuals suffer from obesity and other cardiometabolic diseases, our model shows that cost savings accumulate over time and can generate long-term return on investment. We believe this is consistent with the expectations of many customers and channel partners that savings will be realized in two to three years for programs such as ours. In our model, savings accumulate in year two and beyond, in part because a person’s behavior has changed, and that impact is realized over time.

Simulated average gross healthcare savings per member at three years:

Omada for Prevention & Weight Health $3,128 Omada for Diabetes $3,947 Omada for Hypertension $3,138

Footnote to Table: Table reflects projected average savings for members that remain active in the program and report clinical data between their sixth and twelfth month. Table does not include fees paid by customers and channel partners for the Omada programs themselves.

We also published a model to estimate the cost savings of our MSK program. We have used a Markov counterfactual simulation model, created by GlobalData based on a nationally representative sample of MEPS data from patients with MSK conditions, as reported by U.S. households, to estimate the potential savings from patient-initiated virtual physical therapy services. The model applies parameters of effectiveness of physical therapy and patient-initiated physical therapy from peer-reviewed publications to the MEPS data. The model assumes that the MEPS data reported by U.S. households and used to create a simulated matched cohort accurately represents or approximates healthcare spend among U.S. individuals with clinical and demographic profiles similar to Omada members and matched control groups. Projections from our model are based on these assumptions and may not be realized by customers and channel partners.

Simulated average gross healthcare savings per person per year:

Omada for MSK $1,116 - $1,523

Footnote to Table: Table does not include fees paid by customers and channel partners for the Omada program itself.

Validated by Experts

Our programs have earned multiple recognitions and accreditations, demonstrating how we meet exacting standards with our innovative, virtual Between-Visit Care programs. Among our primary competitors (named below), our Diabetes and combined Diabetes and Hypertension programs were the first type 2 diabetes programs to be awarded NCQA’s Population Health Program accreditation in March 2021, and ours was the first MSK program to be awarded URAC’s Telehealth accreditation in August 2023. We believe these achievements advance the digital health industry more broadly, showing that modalities other than traditional, in-person care can meet standards for quality and outcomes. These recognitions and accreditations lend credence to our value proposition for potential customers and channel partners, especially with health plans, PBMs, and health systems who often involve senior clinical leaders in evaluating digital health solutions, which helps us reach more people living with chronic conditions.

Our recognitions and accreditations include:

PROGRAM ACCREDITATION Omada for Prevention & Weight Health Full recognition from the CDC Diabetes Prevention Recognition Program for certain deployments of our Omada for Prevention & Weight virtual program Omada for Diabetes ADCES accreditation for our Diabetes Self-Management Education and Support ("DSMES") Omada for Diabetes & Hypertension NCQA accreditation for our Diabetes and combined Diabetes and Hypertension programs from the NCQA's Population Health Program (PHP) Omada for MSK URAC accreditation for Omada for MSK

We believe that our deep clinical underpinning and track record of peer-reviewed research, together with these independent recognitions and accreditations, are key differentiators in a market with many consumer-focused programs. We are committed to publishing new learnings as we advance and improve our programs to meet the changing needs of our members and create value for our customers and channel partners.

Go-to-Market Approach

Increasingly, customers and channel partners are looking for solutions that can address the multiple conditions impacting their members or employees, demonstrate proven clinical outcomes and economic value, and be easily implemented and seamlessly integrated with their existing benefits ecosystem.

Our go-to-market strategy follows a business-to-business-to-consumer (“B2B2C”) motion. We sell primarily to employers, who either contract with Omada directly or obtain access to our programs through a channel partner, such as a health plan or PBM. These employer customers are highly diversified across industry, size, and geography, and, as of December 31, 2024, included 85 Fortune 500 companies. The remainder of our revenue is derived from inclusion as a benefit in fully insured health plans (primarily in the commercial market), from PBMs through specific therapeutic programs, or via health systems that assume the cost of care for their patients.

We partner with our customers and channel partners, collaborating across implementation and onboarding as we aim to meet their needs in deploying the Omada offering for their employees, members or patients. We then build upon this relationship to offer ongoing analytics and account support, which add to our value proposition and can lead to longer relationships, greater retention, and commercial success. Our focus on partnership with our customers and channel partners is demonstrated by our innovative approach to pricing models for our cardiometabolic programs, offering models based on each enrolled member’s program engagement and/or clinical outcomes. We believe this aligns how we are paid with the goals of our customers and channel partners. The success of our offering, as well as our approach to sales, onboarding, and support, is demonstrated by our customer satisfaction rate of over 90% as of December 31, 2024.

After customers and channel partners contract with Omada, we collaborate with them to support enrollment of covered employees or dependents, covered health plan or PBM members, or health system patients. Once contracted, Omada works with the customer or channel partner to increase awareness and access for eligible members through outreach led by Omada or by the customer or channel partner. In the year ended December 31, 2024, we supported our customers and channel partners by sending approximately 98 million emails across approximately 4,900 outreach campaigns to drive awareness and enrollment.

omada Employers (Contracting directly) Health Plans, PBMs, Platform ResellersHealth Systems (For patients) Employers (Via channel partner/reseller) Health Plans (Fully insured lines of business) PBMs (Therapeutic programs)

Diverse, Customer-Centric Strategy

Our diverse channel approach offers customers optionality in how they purchase our programs and expands our ability to reach more customers and meet their different enterprise goals. We organize our sales channels into four categories:

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Employers: Employers can access Omada programs through a channel partner, if covered by their health plan or PBM, or they can contract directly with Omada if they prefer to hold the contract. This flexibility is valuable to customers, especially many of our largest employer customers.

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Health Plans: Regional and national health plan channel partners typically contract directly with us. They make our programs available to self-insured employer customers as a channel partner and/or include our programs as covered benefits for their fully insured populations as our customer.

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Pharmacy Benefit Managers: PBMs act as channel partners to offer our programs directly to self-insured employers or they include our programs as part of a therapeutic benefit program with direct coverage for prospective members as our customer.

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Health Systems: Health systems, a more nascent channel for Omada which includes hospitals and other large practices that assume the cost of care for their patients, may cover our programs for those patients with us directly. By offering Omada programs to their patients, health systems hope to meet quality performance metrics and manage the total cost of care for which they are at-risk.

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Other Platform Resellers: Our programs are available through other resellers, including several wellness platforms, who act as channel partners. This provides another opportunity for employers to launch Omada programs seamlessly alongside other benefit solutions they deploy.

As of December 31, 2024, customers accessing our programs via a channel partner represented more than 90% of our customer base. Channel partners can support customer sales targeting, improve the reach and velocity of our sales funnel, and validate our product offering to potential customers. We offer a similar customer support model regardless of the channel a customer uses to purchase our programs; our goal is to build and maintain strong relationships supporting implementation, program deployment, member enrollment, and long-term customer success. For most large employers that contract with Omada through a channel partner, we maintain relationships directly. Maintaining a trusted partnership with employers, regardless of sales channel, is key to our go-to-market approach, as it ensures continued stability and drives expansion opportunities across our employers and channels.

Pricing and Billing Approach

Our engagement-based billing model Points of engagement Month 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15

We principally generate revenue in our cardiometabolic programs by billing based on each enrolled member’s program engagement and/or clinical outcomes, which we believe aligns our goals closely with those of our customers and channel partners. We bill our MSK program based on utilization, consistent with the episodic nature of physical therapy. We also offer clinical performance guarantees in some cases, further standing behind our commitment to outcomes. We believe our innovative approach to pricing—offering models that charge only for members who enroll and engage rather than at a population level—is valuable to employers and directly contributes to the sales success we have experienced.

When supported by our customers’ health plans, we can bill our services through electronic claims, similar to many other healthcare providers. Electronic claims provide more easily analyzed data and can simplify administration and spend tracking. Those claims may also be counted as medical or pharmacy expenses, depending on plan determinations, which differentiates our fees from those for wellness offerings, which often come from separate and significantly smaller wellness budgets.

A typical member can enroll in our cardiometabolic programs without incurring copays, coinsurance, or deductibles. Because these programs are designed to manage these conditions and to prevent their exacerbation, our customers and channel partners typically offer these programs at no cost to the member, generally based on their determination that the U.S. Preventive Services Task Force recommends these programs as Grade A or

Grade B preventive services. Members in Omada for MSK may incur copays, coinsurance, or deductibles when receiving physical therapy services, depending on plan design and much like in-person physical therapy. Omada for MSK also includes preventive, educational materials available to all covered members at no cost.

Operational Excellence

Core to earning and maintaining the trust of our customers and channel partners is a robust set of mature operational processes and an enterprise data platform that drives the key elements of our go-to-market approach: customer onboarding, experience, and retention; member outreach and enrollment; and ongoing enrollment optimization and innovation. Our integrated systems allow us to handle a high volume of customers, channel partners, and members, manage outreach precisely, and scale efficiently.

Customer Onboarding, Experience, and Retention

Once a customer or channel partner chooses Omada, whether a health plan, PBM, employer, or health system, our customer experience and partner management teams nurture these relationships. These teams are designed to provide seamless customer onboarding, member enrollment support, insightful data reporting, tailored business reviews, product roadmap updates, and more, based on the needs of each customer and channel partner. The strength of our customer relationships is evidenced in our three-year average customer retention rate of over 90%, and our customer satisfaction rate of over 90% for each of program implementation and customer success, each as of December 31, 2024, and our customer net promoter score of 70, as of March 2025.

After initial onboarding, we support customers and channel partners with reporting tools that provide transparency into their population’s progress. These tools include a broad portfolio of reports covering program performance metrics such as enrollment, engagement, clinical outcomes, and satisfaction. We can also facilitate deeper insights through custom reporting solutions and supplementary tools to meet specific needs of our customers and channel partners.

Member Outreach and Enrollment

Multi-channel enrollment: a library of options communicate the Omada benefit 98M emails1 4,900 outreach campaigns1 (email, traditional mail, workplace promotions) 2,000+ customers2 1 In the year ended December 31, 2024. 2 As of December 31, 2024.

Member outreach and enrollment is central to promoting awareness and increasing the number of enrolled members across our covered populations. We work with customers and channel partners to develop tailored, multi-channel outreach programs spanning email, traditional mail, company communications, and workplace collateral that encourage individuals to enroll in an Omada program.

Over the years, we have developed and honed our best practice approach to member enrollment outreach. We can lead outreach campaigns ourselves or support customers and channel partners with materials to lead their own campaigns, providing flexibility for them in engaging their populations. In 2024, more than half of new member enrollments came from campaigns where Omada led the outreach. Increased adoption of our email outreach program, combined with ongoing email optimizations, has led to significant enrollment rate growth over the last few years. From 2023 to 2024, our average email enrollment rate, which refers to the percentage of a customer’s population that receives our email enrollment campaigns that enrolls into our programs, increased by more than 60%, and the number of enrollments attributed to email outreach increased by 75%.

We also develop custom strategies for our customers and channel partners to identify and reach prospective members who are likely to benefit from our programs. Data from customers or channel partners can identify individuals known to have the conditions we serve, and with this data, we can deliver more tailored outreach messaging. In 2024, customers and channel partners who enabled us to launch email outreach campaigns saw average enrollments equal to 14% of the total eligible population we emailed. However, where we were able to deliver more tailored outreach for relevant conditions, we saw some higher rates. For example, when customers and channel partners enabled email outreach tailored for the subset of people living with diabetes, they saw an 8% increase in average enrollment rate in the same period.

Our enrollment platform’s testing and learning environment powers our outreach optimization efforts. We continuously test outreach messaging and strategies, and monitor performance during live campaigns, to understand which content resonates best with which members. Customers and channel partners appreciate our insights on how to engage their population, and we have consistently achieved improvements in enrollment rates over the last two years. We hope to further improve these efforts through our consistent, iterative campaign testing, increasing the reach and frequency of campaigns where we lead outreach, and continued exploration of future potential AI and ML capabilities across our business.

Our purpose-built enrollment platform supports the entire go-to-market process from closed sale to member enrollment. We efficiently intake population outreach files, operationalize enrollment outreach strategies, and generate custom reports for customers and channel partners to quantify the success of our efforts. As we have scaled our operations, we have proactively invested in robust data systems, platform upgrades, and risk mitigation. We also invest in data visibility, quality, and system resiliency to support our goals of seamless outreach and an excellent experience for customers and channel partners. Recent platform upgrades executed in 2023 resulted in significant operational efficiencies in the 2024 enrollment period, including significant decreases in processing time while maintaining our focus on quality control.

Enrollment Optimization and Innovation

Our markets, customers, channel partners, and members are dynamic, and we continuously look to improve and innovate from within to meet their changing needs and preferences. We recognize that, in many ways, healthcare remains disjointed and confusing for the average consumer. According to NFP’s 2023 U.S. Benefits Trend Report, 61% of employees with employer-sponsored health insurance did not fully understand their benefits. This makes it even more important and challenging to identify prospective members and to deliver effective messaging at the right time to drive enrollment.

Through our more than 2,000 customers as of March 31, 2025, we cover a significant number of total lives, but we believe that member enrollment is considerably limited by awareness. As a trusted partner within the healthcare ecosystem, we are continuously exploring new methods and potential partnerships to increase awareness of Omada programs, coverage, and the benefits of enrolling.

For example, we have begun to partner with third parties, starting with a large online retailer, to enable consumers to begin the process of checking coverage for our programs in more online spaces beyond our customers’ benefits sites, such as on retail sites where consumers are looking for healthcare-related goods or services. When consumers visit those spaces, they may see a suggestion to check if they have access to relevant benefits such as Omada, and if the coverage check indicates that a user may be eligible for an Omada program, they will be guided to our website to complete the enrollment process.

Case Studies We believe the following case studies are examples of how our customers and channel partners can benefit from our programs. We have highlighted customers and channel partners of varying types across the different segments of our customer base-employers, health plans, PBMs, and health systems. Because these customers and channel partners cover varied member populations, we believe the following case studies provide a helpful overview of the results that could be achieved by our broader customer base during the same time periods presented. However, our customers and channel partners experience different results depending on a number of factors, and these case studies are not necessarily representative of the results achieved by other customers or channel partners of these types or otherwise.

omada CASE STUDY EMPLOYER Costco Wholesale Costco Wholesale is a membership warehouse club, with more than 800 locations worldwide, operating in 8 countries. Costco is a large, self-insured employer with over 297,000 employees and dependents as of February 2024. Over a Decade with Omada Costco was an early adopter of Omada, launching our Omada for Prevention & Weight Health program in 2013, and throughout the years, Costco has consistently emphasized quality care and member experience. After years of successful service, Costco expanded to adopt our multi-condition platform, adding Omada for Diabetes in 2020, Omada for MSK in 2021, and Omada for Hypertension in 2023. Costco cites our ability to deliver a quality experience and consistent services for its employees and dependents at scale, together with the advantages of our coordinated, multi-condition platform, as reasons for expansion. Costco has partnered with us to deploy a wide range of member outreach strategies. With Costco, we have utilized our outreach best practices approach of Omada-led outreach and tailored communications for individuals with known clinical risk. In combination, Costco has led communications such as annual enrollment challenges and member testimonial videos broadcast nationally. Key Results for Members Covered by Costco as of December 2024 ENROLLMENT Since launch, 27% of estimated eligible individuals receiving email outreach had enrolled in our programs. WEIGHT LOSS Omada for Prevention & Weight Health members have lost an average of 6.5 pounds per member since launch. MSK Members who enrolled in Omada for MSK from launch through December 2024 and responded to surveys delivered upon completion of an episode of care reported the following: Over 99% were satisfied with the Omada for MSK program 92% reported experiencing pain reduction in their MSK area of concern A1C Members who enrolled in Omada for Diabetes from launch through December 2024, and reported A1C data at baseline and again at least three months later, experienced the following clinical outcomes: Members with a baseline A1C <7% reported an average A1C reduction of 0.8 points. On average, members with a baseline A1C <7% maintained their A1C below 7%, which is considered to be the clinical target for most patients living with diabetes.

omada CASE STUDY HEALTH PLAN Cigna Healthcare Cigna Healthcare, a part of The Cigna Group, is a health benefits provider offering commercial medical plans and specialty benefits for fully insured and self-insured clients, as well as other populations. Cigna Ventures, LLC, an affiliate of The Cigna Group, is also a significant stockholder in our company. For a more detailed description of that relationship, see the section titled "Principal Stockholders." Partnership Over Time and At Scale Our partnership began in 2015, working together on a pilot program that introduced Omada's prediabetes solution, Omada for Prevention & Weight Health, to a select group of Cigna Healthcare administrative services only (ASO) clients. In 2018, after the success of this pilot, Cigna Healthcare made Omada for Prevention & Weight Health an available offering that all self-insured employers could purchase. In 2020, Cigna Healthcare expanded its partnership with us by launching the Omada for Prevention & Weight Health program as an embedded benefit for several lines of business, including certain fully insured segments, and by adding Omada for Diabetes and Omada for Hypertension as available offerings that self-insured employers could purchase. In 2023, Cigna Healthcare added Omada for Prevention & Weight Health as a covered offering for members in its International Health population (globally mobile individuals and employees of multinational organizations who reside in the U.S.). Also in 2023, Omada for Prevention & Weight Health, Omada for Diabetes, and Omada for Hypertension were made available as offerings that additional self-insured employers could purchase through Allegiance (Cigna Healthcare's third-party administrator). We partner with Cigna Healthcare to execute multi-channel member outreach strategies. We also provide content and strategies to integrate with Cigna Healthcare's and employers' existing outreach channels. For example, we integrate Omada content with Cigna Healthcare customer communications, newsletters, benefit pages, and other resources. Results for Members Accessing Omada Programs through Cigna Healthcare PROGRAM SATISFACTION In a two-year pilot program for customers covered by Cigna Healthcare enrolling from 2015 to 2017, 83% of members who responded to a survey delivered at the four-month point of program participation reported that they would recommend the program to a friend. ROI A 2020 study on Omada for Prevention & Weight Health conducted by Cigna Healthcare reviewing data from healthcare expenditures submitted through electronic medical claims found an average return on investment for employers of 1.7:1 as of the one-year point of program participation and 2.7:1 as of the two-year point. WEIGHT LOSS In the same 2020 study on Omada for Prevention & Weight Health conducted by Cigna Healthcare, members lost an average of 4.1% of their body weight as of the two-year point of program participation.

omada CASE STUDY PHARMACY BENEFITS MANAGER Evernorth Health Services Evernorth Health Services is The Cigna Group's pharmacy benefits, specialty, and care solution. Express Scripts, Evernorth's pharmacy benefit management solution, serves approximately 120 million people in the U.S. Cigna Ventures, LLC, an affiliate of The Cigna Group, is also a significant stockholder in our company. For a more detailed description of that relationship, see the section titled "PrincipaI Stockholders." Engine for Growth and Innovation In 2019, Evernorth launched its Digital Health Formulary (the "DHF") and included our full cardiometabolic suite of programs on the menu of offerings available for employers to purchase. In 2021, Evernorth added Omada for MSK to the DHF. In 2022, we became the DHF's preferred provider for cardiometabolic programs. Evernorth also included Omada for Prevention & Weight Health, Omada for Diabetes, and Omada for Hypertension in additional offerings: as an option for employers to purchase through its condition management program (SafeGuardRx) and as an embedded element of its population health solution (Health Connect 360).1n 2024, Evernorth also included Omada for Prevention & Weight Health as an element of EncircleRx, its new program designed to help clients manage GLP-1 costs and outcomes.1 Omada has since published research on the impact of Omada for Prevention & Weight Health on Evernorth members on GLP-1 therapy. As with Cigna Healthcare, we partner with Evernorth to execute multi-channel member outreach strategies. We also provide content and strategies to integrate with Evernorth's existing outreach channels, including supporting education of pharmacists in Evernorth's Therapeutic Resource Centers on the benefits of our programs to enable referrals where appropriate. Results for Members Accessing Omada Programs through Evernorth Health Services WEIGHT LOSS Members enrolled in Omada for Prevention & Weight Health: As of December 31, 2024, members who joined Omada for Prevention & Weight Health during 2024 through Evernorth's SafeguardRx Weight Management Care Value(R) and Diabetes Care Valuesm programs lost approximately 290,000 pounds in the aggregate. Members using Omada for Prevention & Weight Health alongside GLP-1 Therapy: 43% of members taking GLP-ls who were enrolled in the SafeGuardRx Omada for Prevention & Weight Health program for at least seven months lost a minimum of 10% of their body weight, with 1 in 4 of these members achieving over 15% in body weight loss. According to a retrospective propensity-scorematched analysis using pharmacy claims dated October 2022 through May 2023: Members who were meaningfully engaged in Omada and on a GLP-1 achieved an average of 1.7 times the weight loss compared with those on a GLP-1 who were relatively less engaged. 1 Omada does not prescribe or develop GLP-1 therapies.

omada CASE STUDY HEALTH SYSTEM Intermountain Health Intermountain Health ("Intermountain") is an innovative, not-for-profit health care system with nearly 400 clinics and 33 hospitals in the Mountain West region of the U.S. Intermountain is an integrated delivery network, with a fully owned health plan (Select Health) and a value-based management subsidiary (Castell Health). Intermountain Ventures, LLC, an affiliate of Intermountain, purchased shares of our Series D redeemable convertible preferred stock in August 2019 and is a party to our amended and restated investors' rights agreement. A New Type of Partnership Intermountain has both a mission and financial incentive to improve the health of its patient populations and its employee "caregivers." Among these populations. Intermountain reports that diabetes and prediabetes contribute heavily to increased costs and decreased quality of life. To complement the impact of its care teams. Intermountain launched a pilot of Omada for Prevention & Weight Health for approximately 200 patients in 2016. In 2019, Intermountain expanded coverage of Omada for Prevention & Weight Health to include employee caregivers, and further expanded the program in 2020 to cover a larger portion of its patient population. In 2022. Intermountain added Omada for Hypertension for employee caregivers and Omada for Diabetes for both patient and employee caregiver populations. In a new type of partnership, we have established connections with Intermountain's care teams to help support members with Between-Visit Care that is connected to their care ecosystems. Intermountain's pricing under this partnership includes clinical performance guarantees, such that Intermountain pays out a percentage withheld when Omada members reach certain levels of engagement and clinical outcomes. We and Intermountain, in partnership with the AMA. have also collaborated on research initiatives and jointly released a peer-reviewed article in Current Diabetes Reports in 2018. We have partnered closely with Intermountain on outreach over the years, customizing communications for patients and employee caregivers to encourage enrollment in both populations. For example, we support education for care coordinators from Intermountain's population health subsidiary, who make outbound phone calls and send patient portal messages directly to clinically eligible Intermountain patients to inform them of their coverage for our programs and encourage engagement. As of December 2024, we have seen enrollment rates and strong weight loss outcomes within the patient population comparable to those of typical employee populations. Key Results for Intermountain Patients and Employee Caregivers as of December 2024 ENROLLMENT Over 13,500 total patients and employee caregivers have been successfully enrolled in our programs. EMAIL OUTREACH Since launch, 22% of estimated eligible patients receiving email outreach had enrolled in our programs through Intermountain. WEIGHT LOSS Omada for Prevention & Weight Health members have lost an average of 6.5 pounds per member since launch. LONG-TERM WEIGHT HEALTH Within the patient population, through our collaboration with care coordinators, 40% of patients who enrolled in Omada for Prevention & Weight Health from launch through December 2024 and reported weight at baseline and again 12 months later, had achieved at least 5% weight loss at 12 months.

Competitive Advantage

Through years of investments in member-facing and customer-driven innovation, we have built a competitive advantage that has served us to date and lays the foundation for future growth.

Our human-led, technology-enabled care approach—Compassionate Intelligence—and our ability to offer multi-condition, contextually relevant care, are core to our success with members—the foundation of our competitive advantage. We believe our multi-condition platform and our differentiated experience for members also resonate with customers and channel partners as a significant advantage. In addition, we believe our commitment to high clinical standards, our customer-centric experience, and the sophistication of our compliance and security programs have attracted customers and channel partners over the years. We have invested since our founding in maintaining and nurturing trust-based relationships with customers and channel partners, allowing us to grow with them over time and to expand our capacities to work together.

Compassionate Intelligence: Why Members Love Omada

Our Compassionate Intelligence care is designed to resonate with members. A 2022 survey conducted by Pew Research Center demonstrated this appeal, with 60% of the respondents noting they would be uncomfortable with their own healthcare provider relying on AI to make critical healthcare decisions. We intentionally constructed our technology platform to help facilitate a trusted relationship between our members and their Care Teams. This ongoing, consistent, human relationship can create a sense of connection as members and Care Teams get to know each other over time. Members appreciate the ability to reach out with questions, to be held accountable, and to have dedicated support at their fingertips.

Our applications are designed to be engaging, simple, and convenient to use wherever and whenever a member may need. With helpful context highlighted by our algorithm-driven AI and ML support tools described earlier in this prospectus, our Care Teams aim to align the right care intervention with the right member at the right time. We consider personal goals, cultural background, geographic location, and more in our efforts to provide contextually relevant care. We do not push a one-size fits all diet or approach to health. We understand deeply that different members find success with different kinds of support. Members can engage differently with our Care Teams, content, connected third-party devices, and other data and technology, depending on what works effectively for them.

We believe that our commitment to designing engaging, personalized experiences in our applications has resonated with our members. According to the data below from Sensor Tower, Inc., a market intelligence firm, we believe monthly downloads of our application for cardiometabolic programs have trended favorably compared to those of our competitors in recent periods.

Monthly Global App Downloads Since 2022 60K 50K 40K 30K 20K 10K 0 Jan 22 Apr 22 Jul 22 Oct 22 Jan 23 Apr 23 Jul 23 Oct 23 Jan 24 Apr 24 Jul 24 Oct 24 Jan 25 Omada Hello Heart Livongo Health Hinge Health Lark Health Vida Health Onduo Source: Total number of monthly global app downloads from January 1, 2022 through January 31, 2025, according to data from Sensor Tower, Inc.

Monthly downloads of our application for cardiometabolic programs reflect the seasonality we experience in our business. We typically launch our programs at the start of each year, which generally leads to higher new member enrollment in the first and second quarters and, accordingly, an increase in application downloads during the same periods as new members are onboarded and begin to engage with our cardiometabolic programs.

Multi-Condition Platform: The Anti-Point Solution

According to data published in the Annals of Bioethics & Clinical Applications, in 2022, approximately 40% of adults in the U.S. were living with two or more chronic conditions, which can leave many individuals to struggle with a healthcare system that treats each one of their issues separately. The CDC reported in 2023 that people with diabetes were more than twice as likely to experience depression; a 2019 study published in the Journal of Back and Musculoskeletal Rehabilitation found that 58% of people with diabetes also experienced an MSK condition; and a 2021 study published in Endotext found that approximately 74% of adults with diabetes also had hypertension. We have carefully selected the conditions that we treat in an effort to address significant areas of comorbidity in an integrated member experience with one provider. We are able to deliver care to members diagnosed with prediabetes, obesity, type 1 or type 2 diabetes, and hypertension; members taking GLP-1 therapy; and members who suffer from MSK conditions. Additionally, all members may receive additional support for behavioral health challenges from anxiety or stress to depression to promote overall wellbeing and support their physical and mental health. We believe that our members appreciate that we look beyond their primary condition to support them in their journey towards health.

Much like our members, our customers and channel partners are also increasingly seeking multi-condition solutions. According to the 2023 Segal Health Plan Cost Trend Survey, employers may work with as many as ten different vendors to construct their health and wellness portfolio and to construct a health benefits offering that meets their needs. Segal further expects this to prompt plan sponsors to look for integrated solutions from their current health provider network and PBM carriers to replace multiple, separate contracts. We see this desire to manage fewer vendors reflected in our own sales pipeline: the number of customers offering more than one Omada program has grown to approximately 31% of all customers as of December 31, 2024, with the proportion doubling over the last three years. Consolidating vendors can streamline buying, implementation, account management, data reporting, evaluation, and enrollment outreach processes. We believe no single competitor offers a broad, effective multi-condition platform at our scale and across the condition areas we address.

Commitment to Outcomes

We consider our commitment to outcomes a core competitive advantage in selling to our customers and channel partners. Each Omada program is based on clinical guidelines that inform an evidence-based approach. Our programs are designed to reflect clinical best practices, tracked against validated industry metrics, and embraced by important industry stakeholders. In holding ourselves to many of the same quality standards as other healthcare providers, we strive to be a trusted member of the healthcare ecosystem at large, valued by our customers and channel partners alike.

Against a growing landscape of technology-enabled products and services categorized as “digital health,” our demonstrated history of producing robust, peer-reviewed outcomes distinguishes Omada as a data-driven leader in virtual care. Through our 29 published, peer-reviewed studies as of December 31, 2024, we have established and validated the health impact of our programs and their value for customers and channel partners. Our publications include findings from our randomized controlled trial, which we observe to be a rarity in the digital health space and in our competitive set. Our programs also hold certifications and accreditations from relevant medical associations or accreditation bodies, which underscore their quality and safety. We believe this commitment to clinical quality strongly aligns with what customers and channel partners expect from a virtual care provider. Among our primary competitors (named below), our Diabetes and combined Diabetes and Hypertension programs were the first type 2 diabetes programs to be awarded NCQA’s PHP accreditation in March 2021, and ours was the first MSK program to be awarded URAC’s Telehealth accreditation in August 2023.

Our ability to quantify our clinical results and to have data at our fingertips extends beyond clinical trials and peer-reviewed publications. Our technology and analytics platform allows us to analyze member data in pursuit of constant improvement in our programs, through our Omada Insights Lab. We offer customizable reports that show the progress of outreach and enrollment efforts and demonstrate how Omada programs progress against their goals.

Flexible, Customer-Centric Experience

Our diversified go-to-market strategy and connectivity with employers, health plans, and PBMs have created a channel-agnostic and flexible sales approach. As the number of point solutions increases, employers are streamlining benefit strategies through their health plans and PBMs in addition to contracting directly with digital health companies. Our relationships with health plans, PBMs, and other channel partners give employers the flexibility to contract with us in the way they prefer.

Providing access to our programs through channel partners eases the burden of contracting, implementation, and account management for employer customers. Additionally, for customers who purchase our programs through a health plan that supports electronic claims billing of our services, Omada can submit claims to the employer’s health plan claims administrator directly. This additional level of integration with health plans allows our fees to be treated as medical spend, where consistent with plan design, instead of being expensed as a part of the employer’s separate and often smaller wellness budget.

We also support their delivery of coordinated care, employee navigation, and wellness incentive programs through integrations with our channel partners and customers’ benefit-referral and wellness-platform solutions.

Trusted to Deliver at Scale

Our customers and channel partners are sophisticated, and when partnering with new digital solutions, they thoughtfully evaluate potential risks and seek lasting partnerships. We believe that we have established ourselves as a trusted partner with a strong track record for both longevity and security. We have scaled to more than 2,000 customers as of March 31, 2025, and have served more than one million members since launch. As a healthcare provider and covered entity under HIPAA, we value the trust of our customers, channel partners, and members. We have implemented safeguards designed to protect member privacy and to maintain high levels of data security and member safety. Our experience as a seasoned partner for more than a decade distinguishes us from new, emerging solutions.

We are subject to many of the same data privacy and security responsibilities as a hospital or physician’s office, and we take our ability to create and receive member protected health information seriously. We thoughtfully design our processes to meet and embrace these responsibilities, and we believe our customers and channel partners value our deep respect for data privacy and security compliance. We also carefully design and manage our information security program to uphold the trust of our customers, channel partners, and members. We have completed SOC 2 Type II audits annually and have earned HITRUST Certification, which was most recently renewed for two years in September 2023. We believe that these certifications, the investments we have made in the security of our technology platform, and our track record of operational excellence at scale reinforce our ability to be a customer’s partner of choice to support their population.

Growth Opportunities

We have several immediate and long-term growth opportunities that carry with them the potential to reach millions of new members and deliver greater impact at scale.

Total Members 570K 33% CAGR 2019 2020 2021 2022 2023 2024 Member base has grown steadily Revenue $170M 30% CAGR 2019 2020 2021 2022 2023 2024 Revenue has more than doubled since 2021 Multi-Condition Customer% 31% 32% CAGR 2020 2021 2022 2023 2024 Percent of customers buying two or more programs has grown to approximately 31%

Expand Our Channel Partnerships and Grow Our Customer Base

We seek to grow our business by acquiring more covered lives across multiple buyer categories: selling to new customers and channel partners as well as expanding within our existing channel partners to new lines of business.

Large addressable markets with untapped potential Commercial Self-Insured Commercial Fully Insured Medicare Advantage PBM ~14% 13.1M of ~97M Self-insured lives1 ~9% 5.3M+ of ~57M Fully insured lives1 ~1% 315K+ of ~33M Covered lives2 ~1%3.3M of ~275M PBM lives3 ~14% of the self-insured insurance market ~9% of the fully insured market ~1% of the Medicare Advantage market ~1% of PBM market 20M+ estimated individuals with benefits coverage for one or more Omada programs, as of December 31, 2024 1 KFF, 2024 Employer Health Benefits Survey, October 2024. 2 KFF, A Snapshot of Sources of Coverage Among Medicare Beneficiaries, September 2024. 3 Pharmaceutical Care Management Association, The Value of PBMs, 2024.

We had more than 2,000 customers as of March 31, 2025, and we believe there is still a significant opportunity for us to grow our number of covered lives through existing channels. According to the U.S. Census Bureau, during 2023, 305 million people had health insurance. As of December 2024, our existing health plan partners provided health insurance for 156 million lives across their networks. That population, combined with our other current customers as of December 31, 2024, represented an estimated 20 million individuals with benefits coverage for one or more Omada programs, where they have a clinical need. In addition, according to the two large PBMs that are our channel partners, those PBMs provided pharmacy benefits to over 200 million individuals as of March 2024. Those PBMs currently cover our programs for only a small portion of this population, and although the populations covered by our various channel partners may overlap, we believe there is significant opportunity for us to increase the number of covered lives we serve through PBM partnerships. Together, these lines of business present a large opportunity for us to expand within current channels by selling to more self-insured and fully insured employers and expanding to new lines of business.

We also see opportunity with new channels and in lines of business where we have yet to place significant focus, such as Medicare Advantage and fully insured lines of business, and we believe there is potential for growth in our more nascent channels including health systems and government programs, such as the Department of Defense and Veterans Affairs. We believe our proven outcomes and value proposition will resonate with these buyers similar to how they have resonated within our core markets.

Additionally, while Omada does not develop or prescribe GLP-1 therapies, we expect the attention and focus that GLP-1s bring to our industry, along with the launch of our GLP-1 Care Tracks to support individuals who take GLP-1 therapy alongside those who do not, will help accelerate our growth. Our GLP-1 Care Tracks, which are offered only to members enrolled in an Omada cardiometabolic program, build on outcomes from our existing programs. These offerings leverage our experience driving healthy behavior change for over a decade and represent a significant growth opportunity as customers and channel partners look for ways to both support their populations and manage their costs.

Sell Multiple Programs Into Existing Customer Base

We have seen significant uptake of our multi-condition offering, both from existing customers and channel partners who initially entered into contracts for one program but later added others and from new customers and channel partners who enter into contracts for multi-condition solutions from day one. We believe there is still opportunity to continue multi-condition expansion. As of December 31, 2024, approximately 31% of our customers offered more than one Omada program, which leaves a sizable opportunity to sell additional programs.

Additionally, we believe that delivering our GLP-1 Care Tracks to support people taking this novel class of drugs presents a significant opportunity, particularly for individuals with the chronic conditions we serve. Given the FDA’s label recommendation as of December 31, 2024 for GLP-1 use as an adjunct to diet and exercise, we may see new interest from customers and channel partners with access to Omada programs. As GLP-1 coverage increases over time, we believe our value proposition positions us to capitalize on the long-term tailwinds in this growing market, as we believe many of our accounts who are covering GLP-1s for obesity would value a lifestyle intervention alongside.

Increase Member Enrollment

As of December 31, 2024, we estimate that 20 million individuals had benefits coverage for one or more Omada programs through their employers, health plans, PBMs, health systems, or other customers, where they have a clinical need. Having served over one million members since launch, there is still significant opportunity to enroll more members, and future efforts in a number of areas could increase enrollment rates.

We are focused on achieving higher enrollment rates by helping more customers and channel partners adopt our outreach best practices, including enabling Omada-led outreach campaigns, implementing strategies to reach individuals with known risk, and evaluating new enrollment strategies and channels. We also have a strong outreach optimization engine, and we continuously work to iterate and improve our tactics to drive higher enrollment rates. As the general state of AI and ML technology continues to evolve, we plan to evaluate new ways in which these technologies could further optimize our outreach strategies.

Additionally, we can collaborate with other healthcare providers to expand awareness and potentially increase member enrollment. Through collaboration, providers can recommend that individuals enroll in our programs where consistent with their treatment guidance for patients, further promoting awareness of our programs from within these trusted relationships. We currently work with some healthcare providers in this manner, but there may be more opportunity to increase enrollments through similar collaborations.

We can also leverage other new and innovative strategies to expand awareness of our programs. For example, our recently announced partnership with a large online retailer provides us with an additional pathway to increase awareness among millions of potential members who may have Omada covered as a benefit.

Enhance Member Engagement Within Existing Customer Base

Given the engagement-based pricing models that we offer for cardiometabolic programs, increased member engagement can drive significant growth going forward. In 2024, more than 55% of members still engaged with our cardiometabolic programs at least once per month after a year in the program. Our data, Care Teams, and technology power our ability to drive increased engagement, through frequent touchpoints, reminders, and progress tracking tools.

General advancements in AI and ML also may present opportunities for us to more effectively and efficiently interact and engage with our members. Recent AI and ML improvements that we have launched, including processes for automatically tagging and categorizing messages from members for our Care Teams, smart content recommendations that help surface relevant resources from our library for members, and computer vision form assessments, each described earlier in this document, focus on driving more frequent engagement with members across the platform.

Future Innovation Horizons

We have a demonstrated history of launching new offerings (Omada for Diabetes and Omada for Hypertension in 2018) on our current infrastructure and new Care Tracks within existing products (GLP-1 Care Tracks). We also successfully added MSK care to our program offerings through an acquisition in 2020. Based on this history of growth, we believe that we have the foundation to grow our platform capabilities on the back of our existing technology investments. Though our focus remains on continued progress in our current care areas, we will continue to monitor the needs of our customers and channel partners, and we believe we are well positioned to respond to their requirements organically or, where appropriate, to add new capabilities through partnerships and potential acquisitions.

Considering these opportunities and the size of our market, we currently remain focused on operations within the U.S. However, we recognize that chronic disease is a global issue, and we may consider expanding our programs internationally.

Our People and Culture

As of March 31, 2025, we had 849 full-time employees, which included our health coaches and other Care Team members as well as individuals across sales and marketing, research and development (“R&D”), and general and administrative. We care deeply about attracting, motivating, and retaining high-performing talent. Omada strives to be a place where people can be at their best and do their best work. In 2023 and 2024, we were certified as a “Great Place to Work” by the Great Place to Work Institute.

Our culture is based on three core principles.

•	Mission-Driven: We strive to bend disease curves. Our mission attracts talented high performers who are motivated to go above and beyond each day.

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Remote-First: We seek to use our technology platform and capabilities to attract and retain the best talent regardless of location, while emphasizing the importance of in-person time and effective collaboration.

•	Values-Focused: Our six core values are the foundation of our culture and are meant to guide everything we do.

The Foundation of Our Culture

We embody six core values that keep us focused on key success factors as we continue to grow. We seek to live these values in processes and ways of working across our business day-to-day. These values ultimately support our high-performing culture.

Mission Driven Remote First Values Focused Cultivate Trust Seek Context Act Boldly Deliver Results Succeed Together Remember Why We're Here

•	Cultivate Trust: We listen closely, and we operate with kindness. We provide respectful and candid feedback to each other.

•	Seek Context: We ask to understand, and we build connections. We do our research up front to move faster down the road.

•	Act Boldly: We innovate daily to solve problems, improve processes, and find new opportunities for our customers, channel partners, and members.

•	Deliver Results: We reward impact over output. We set a high bar. We are not afraid to fail, and we take pride in our work.

•	Succeed Together: We prioritize Omada’s progress above team or self. We have fun as we get our work done, and we celebrate together.

•	Remember Why We’re Here: We push through the challenges of changing healthcare because we know the destination is worth it.

A Differentiated Employee Value Proposition

Our employee value proposition is differentiated in the market, enabling us to attract and retain high performing talent. This is true for our corporate staff and our member-facing Care Team—our health coaches, clinical and behavioral health specialists, and physical therapists—who are core to our mission, as they directly impact the lives of our members through Omada’s scale. We support this level of impact from our Care Teams enabling them to focus on what they do best—coaching to improve the lives of our members. We leverage our

Care Team Platform to maximize their focus and impact, and work collaboratively across our teams to ensure we understand and meet our members’ needs across a broad set of conditions from prevention to chronic care management.

As a company, we offer a unique combination of benefits to support our employees, grounded in our strong culture and mission and supported by a commitment to learning and development, competitive compensation and benefits, and flexibility through our remote-first way of working and generous paid time-off policies. Our employee value proposition is reflected in our quantitative employee engagement scores: as of October 2024, our overall engagement score was 78% across the entire organization, and overall engagement among health coaches was 81%. Correspondingly, our respective trailing-12-month voluntary attrition rates remained low, at 9% and 8% as of December 31, 2024.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Sales & Marketing

Sales and Marketing Teams

Sales

We sell our programs directly to customers and through channel partners. Our sales and account management teams are structured to reflect our growth opportunities and to serve our various customers and channel partners:

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Our Employer Sales Team: This team is organized by employer size and is responsible for selling Omada’s programs to new employers and selling additional programs to existing employer customers. Our embedded consultant relations team also builds relationships to help grow Omada awareness amongst benefit consultants in support of sales.

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Our Partner Sales Team: This team engages health plans and PBMs to identify new and expand existing partner channels through which we can sell directly to their end customers through a channel partner relationship or access and enroll their member lives directly. This team also sells to health systems, such as hospitals and other large practices, with a focus on health systems that assume the cost of care for their patients and may choose risk-bearing systems to cover Omada programs for their patients.

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Our Customer Experience and Partner Management Teams: These teams support channel partner and customer relationships on an ongoing basis after the initial sale. They are accountable for account health, customer satisfaction and retention, driving awareness and enrollments, deepening relationships with customers and channel partners, and providing strategic guidance on improving health outcomes across member populations.

Marketing

Our marketing team has two overall functions, each of which plays an important part in our revenue generation strategy. Our B2B marketing team builds our reputation as a preferred solution in the market, and our enrollment outreach team drives member awareness and enrollment for our existing accounts post sale:

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Our B2B Marketing Team: This team is responsible for brand strategy, thought leadership, PR campaigns, and strategic market positioning. The team develops audience-level messaging, product demos, customer value stories, and content strategy and establishes industry presence at important trade shows, conferences, roundtables, and health fairs.

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Our Enrollment Outreach Team: This team is responsible for driving member awareness and enrollment outreach. The team designs and implements the multi-channel enrollment approach for both Omada-led and client-led outreach, including through email, traditional direct mail, company communications, and workplace physical collateral. The team explains our product offerings to prospective members and encourages them to proceed with application and eligibility checks, which precede enrollment. The team also runs our enrollment operations and platform to drive seamless campaign execution at scale.

Research & Development

Our R&D teams are responsible for the design, development, functionality, and impact of our programs across our enterprise, member, Care Team, and infrastructure technologies. Our teams evaluate existing tools and build custom solutions and integrations to offer quality member, Care Team, customer, and channel partner experiences.

Our member and Care Team experiences are developed by a core “quad,” consisting of a product manager, an engineer, a designer, and a clinical product lead, who work together to bring clinical and care delivery subject matter expertise to user-centric design and engineering. Our enterprise, foundational data, platform, and infrastructure teams are led by “duos” of product managers and engineers, who work closely with legal, regulatory, privacy, marketing, security, analytics, and other stakeholders to build innovative integrations with customers, channel partners, and the healthcare ecosystem at large. Our R&D teams are structured to learn quickly through Continuous Discovery and develop incrementally through scrum Agile, delivering innovative programs with proven outcomes. We believe our ability to innovate in program development is a core competency that helps us compete in the market.

Competition

While our market is in an early stage of development, it is evolving rapidly and becoming increasingly competitive. We currently face competition from a range of digital health companies, including direct competition from: competitors offering cardiometabolic programs, such as Hello Heart Inc., Lark Technologies,

Inc., Livongo (via Teladoc Health, Inc.), Onduo LLC, Vida Health, Inc., and Virta Health Corp.; competitors offering only MSK programs, such as Hinge Health, Inc. and SWORD Health, Inc.; and those that offer both cardiometabolic and MSK programs, such as DarioHealth Corp. In some cases, our competitors also include healthcare providers and health plans that have developed their own digital healthcare platforms or tools, large technology companies that are engaged in or may enter the healthcare industry, including initiatives and partnerships launched by these companies, smaller companies that offer point solutions for one or more chronic conditions, and specialized software providers or device manufacturers. In addition, healthcare providers may choose not to implement a digital health solution at all and instead may continue to rely on traditional, in-person approaches to healthcare. Ultimately, we believe that few competitors offer the broad range of multi-condition care that we provide. We also believe that certain of our competitors rely more on technology-led support or reactive human care, as opposed to the proactive, human-led care that we supply, and that our large supporting body of peer-reviewed clinical evidence differentiates us from our competitors. Taken together, we believe these factors allow us to deliver demonstrated results to our customers and channel partners and better health to our members.

As our market grows and rapidly changes, we expect it will continue to attract new companies and offerings. Some of our competitors may have, or may be acquired by third parties that have, greater name and brand recognition, larger customer bases, more or larger channel partnerships, more widely adopted proprietary technologies, greater marketing expertise, larger sales forces, longer operating histories, and/or significantly greater resources than we do. In addition, our competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their solutions in the marketplace.

We believe the principal competitive factors for our industry include:

•	evidence-based care informed by high clinical and quality standards;

•	acceptance by employers, health plans, health systems, pharmacy benefit managers, and government entities;

•	ability to influence members to improve health and financial outcomes;

•	price and billing model;

•	level of member enrollments and engagement;

•	breadth, depth, and reliability of platform functionality and technology, including integrations with third-party devices;

•	ease of use and convenience for customers, channel partners, and members, including customer integrations;

•	level of satisfaction among customers, channel partners, and members;

•	ability to recruit and retain skilled employees and Care Team members;

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ability to rapidly innovate and respond to new or changing opportunities, technologies, standards, legislation and regulatory developments, and the needs and requirements of customers and channel partners;

•	regulatory compliance; and

•	sophisticated compliance and security programs.

While we believe that we compete favorably with respect to these factors, to remain competitive, we will need to continue to focus on, among other things, delivering meaningful and clinically validated outcomes to customers, channel partners, and members through human-led and technology-enabled care; increasing the number of customers and channel partners who offer more than one Omada program; increasing member enrollment rates; enhancing member engagement with our programs; providing a flexible customer experience across contracting, implementation, and account management; and maintaining high levels of data security and member safety.

Intellectual Property

We rely on a combination of trademark, copyright, patent, and trade secret laws, as well as license agreements, confidentiality procedures, and contractual protections with our employees, contractors, affiliates, customers, including channel partners, and other business partners, to establish and protect our intellectual property and proprietary rights.

As of March 31, 2025, we had four issued patents and three pending non-provisional patent applications in the U.S. Due to the nature of our technology and the rapid technological changes that characterize the markets we operate in, we believe that trade secrets and other unpatented know-how relied upon in connection with the development of new products and the enhancement of existing products are generally more important than patent protection in establishing and maintaining a competitive advantage. Nevertheless, we continually review our development efforts to assess the existence and patentability of new intellectual property. As of March 31, 2025, we held five registered trademarks and one applied-for trademark in the U.S. and also held 16 registered trademarks in foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.omadahealth.com.

In the aggregate, our intellectual property assets are of material importance to our business; however, we believe that no single patent, technology, trademark, intellectual property asset, or license is material in relation to our business as a whole. Our currently issued patents are projected to expire beginning in 2039 unless extended or otherwise adjusted.

Regulatory Environment

Our operations are subject to comprehensive laws and regulation at both the federal and state level, including those relating to healthcare, medical or health-related software, and privacy and security of personal health information. Although we and our affiliated professional entities work to comply with applicable laws and regulations, the laws and regulations governing our business and interpretations of those laws and regulations continue to expand and evolve. For example, while we believe that our software applications are not currently regulated by the FDA as medical devices or otherwise subject to the FDA’s current enforcement discretion policies applicable to software, the FDA may modify its enforcement policies with respect to medical software products, and our software applications may become subject to extensive regulatory requirements. As the applicable laws and regulations change, we may make conforming modifications in our business from time to time.

For additional discussion of our regulatory environment, see the section titled “Risk Factors” included elsewhere in this prospectus.

Healthcare Fraud and Abuse Laws

We and our affiliated professional entities are subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, self-referral, and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute (the “AKS”) prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The AKS includes statutory exceptions and regulatory safe harbors that protect certain arrangements. Failure to meet the requirements of a safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse, and arrangements may be subject to greater scrutiny by enforcement agencies.

The Stark Law prohibits a physician who has a financial relationship, or who has an immediate family member who has a financial relationship, with entities providing designated health services (“DHS”) from referring Medicare and Medicaid patients to such entities for the furnishing of DHS, unless an exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Unlike the AKS, the Stark Law is violated if the financial arrangement does not meet an applicable exception, regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral.

The Federal False Claims Act (the “FCA”) prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent request for payment from the federal government or from making a false statement or using a false record to have a claim approved. The FCA further provides that a lawsuit thereunder may be initiated in the name of the U.S. by an individual (a “whistleblower”) who is an original source of the allegations. Moreover, the government may assert that a claim including items and services resulting from a violation of the AKS or the Stark Law constitutes a false or fraudulent claim for purposes of the civil FCA. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim.

Further, the Civil Monetary Penalties Statute authorizes the imposition of civil monetary penalties, assessments, and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to, offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider.

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, “HIPAA”), also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Several states in which we operate also have adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payer, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in government healthcare programs, and/or imprisonment.

Healthcare Reform

In the U.S., there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, many of which are intended to contain or reduce healthcare costs. By way of example, the Affordable Care Act (the “ACA”) substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive, and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA.

In addition, the ACA requires (with limited exceptions) that private health plans cover certain recommended preventive services without imposing member cost-sharing. For these purposes, “preventive services” refer to services selected by certain agencies, including the U.S. Preventive Services Task Force. Qualified health plans for individuals and the small-group market must also cover certain “essential benefits,” including chronic disease management, although those plans may meet that ACA requirement with other services and are not required to cover Omada’s programs specifically. Any changes to these coverage requirements and/or cost-sharing prohibitions could materially and adversely affect our business, financial condition, and results of operations.

Separately, individuals covered by high-deductible health plans may receive preventive care, including certain preventive services identified by agencies like the U.S. Preventive Services Task Force and certain other items identified by the U.S. Internal Revenue Service (the “IRS”), without cost-sharing, even if the high deductible has not yet been met, while remaining eligible to make health savings account (“HSA”) contributions. High-deductible health plan participants may also receive disease management or wellness programs that do not provide significant benefits in the nature of medical care or treatment, without cost-sharing, even if the high deductible has not yet been met, while remaining eligible to make HSA contributions.

Recently, the ACA’s delegation to the U.S. Preventive Services Task Force to recommend preventive services for ACA-compliant plans was challenged in Braidwood Management Inc., et al. v. Xavier Becerra, et al. The U.S. Court of Appeals for the Fifth Circuit agreed with the lower court that the U.S. Preventive Services Task Force’s recommendations were not binding. As a result, ACA-compliant plans would not be required to cover preventive services without cost-sharing. The U.S. Supreme Court is scheduled to review the decision. Regardless of the U.S. Supreme Court’s decision with respect to whether the U.S. Preventive Services Task Force recommendations are mandatory for ACA-compliant plans, the IRS has issued guidance indicating that those same recommended services will continue to be considered preventive care that does not affect HSA eligibility for a high-deductible plan participant. Nevertheless, any future changes to this guidance or to the types of care that high-deductible health plan participants may receive without cost-sharing may require us to collect cost-sharing for those individuals, cause fewer customers and channel partners to make our programs available, cause fewer covered individuals to choose to enroll in our programs, and materially and adversely affect our business, financial condition, results of operations, and prospects.

Other legislative changes have been proposed and adopted since the ACA was enacted, and we expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third-party payers will pay for healthcare products and services.

Data Privacy and Security Laws

Numerous state, federal, and foreign laws, regulations, and standards govern the collection, use, access to, confidentiality, and security of health-related and other personal information. In the U.S., federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, such as HIPAA, and federal and state consumer protection laws and regulations, such as Section 5 of the Federal Trade Commission Act, that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain state and foreign laws, such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, “CCPA”), govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

For example, HIPAA imposes privacy, security, and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities, and their covered subcontractors. Entities found to be in violation of HIPAA as the result of a breach of unsecured protected health information (“PHI”), a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Services (“HHS”) may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, HIPAA authorizes state Attorneys General to file suit on behalf of their residents, and its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

U.S. Food and Drug Administration

The FDA regulates medical or health-related software, including machine learning functionality and predictive algorithms, if such software falls within the definition of a “medical device” under the Federal Food, Drug, and Cosmetic Act (the “FDCA”). Historically, the FDA has exercised enforcement discretion for certain low-risk software functions and has issued several guidance documents outlining its approach to the regulation of certain software functionality as a medical device. In addition, the FDCA excludes certain types of software from the definition of a medical device, including certain medical-related software used for administrative support at a healthcare facility, software intended for maintaining or encouraging a healthy lifestyle, certain software designed to store electronic health records, software for transferring, storing, or displaying medical device data or in vitro diagnostic data, and certain clinical decision support software. We believe our current software applications for our Care Teams generally provide clinical decision support functionality that is exempt from the FDCA’s definition of a “medical device.” Our current software applications and AI technologies only deliver recommendations directly to members in a manner intended for maintaining or encouraging a healthy lifestyle, and we believe that this functionality is also exempt from the FDCA’s definition of a “medical device.”

The FDA also regulates as medical devices certain of the connected devices provided to members in connection with our programs. These connected devices include blood pressure monitors and blood glucose monitors (including continuous glucose monitors). In the U.S., the FDCA, as well as FDA regulations and other federal and state statutes and regulations, govern, among other things, medical device design and development, preclinical and clinical testing, device safety, premarket clearance and approval, establishment registration and device listing, manufacturing, labeling, storage, record-keeping, advertising, and promotion, sales, and distribution, export and import, recalls and field safety corrective actions, and post-market surveillance, including complaint handling and medical device reporting of adverse events. Failure to comply with applicable requirements may subject a company to a variety of administrative or judicial sanctions, such as warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA can also refuse to approve or clear pending product applications. We do not manufacture, reprocess, repackage, remanufacture, import, export, or act as a specification developer for the medical devices we provide to members, nor have we sought or obtained 510(k) clearance, PMA approval, or other marketing authorizations for the connected devices provided in connection with our programs. We are wholly reliant on our suppliers and contract manufacturers to obtain the requisite marketing authorizations for their products and to comply with applicable FDA regulations and other legal requirements.

FDA premarket clearance and approval requirements—Unless an exemption applies, each medical device commercially distributed in the U.S. requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval application (“PMA”). Under the FDCA, medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation (“QSR”), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries, and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting, or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.

Postmarket regulation—After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of the design and manufacturing process;

•

labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced, and provides adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal, and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•

complying with requirements governing Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturers of medical device products marketed in the U.S. are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation, and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Device manufacturers are also subject to periodic scheduled or unscheduled inspections by the FDA. The FDA has broad regulatory compliance and enforcement powers.

If the FDA determines that a company has failed to comply with applicable regulatory requirements, including a determination that medical software applications require prior FDA clearance or approval to be legally marketed in the U.S., it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions: warning letters, untitled letters, fines, injunctions, consent decrees, and civil penalties; recalls, withdrawals, or administrative detentions or seizures of products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products; withdrawing 510(k) clearances or PMA approvals that have already been granted; refusal to grant export or import approvals; or criminal prosecution.

State Corporate Practice of Physical Therapy and Fee-Splitting Laws

Our arrangements with Physera Physical Therapy Group, PC (“PPTG”) are subject to various state laws in California and other jurisdictions, commonly referred to as corporate practice of physical therapy and fee-splitting laws, which are intended to prevent unlicensed persons from interfering with or influencing the physical therapists’ professional judgment and prohibit the sharing of professional service fees with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance against us and/or PPTG could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, and/or restructuring of these arrangements.

Our Facilities

Omada is headquartered in San Francisco, California, and we are a party to a lease agreement through July 2025 for approximately 13,606 square feet of office space. We believe our facilities are sufficient for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Omada’s workplace philosophy is focused on providing versatility for employees while fostering a diverse and high-performing company culture. Our ability to recruit and retain top talent is bolstered by our flexible work policy, which provides support and opportunities for employees to work remotely or in our office.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims arising in the ordinary course of our business. We are not currently party to any proceeding the outcome of which we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, or results of operations.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors, including their ages as of March 31, 2025:

Name	Age	Position(s)
Executive Officers
Sean Duffy	41	Chief Executive Officer, Co-Founder, and Director
Steve Cook	39	Chief Financial Officer
Wei-Li Shao	54	President
Non-Employee Directors
Jeryl Hilleman(1)	67	Chairperson and Lead Director
Anne Beal, M.D., M.P.H.(2)	62	Director
Trevor Fetter(1)(2)	65	Director
Sachin Jain, M.D.(3)	44	Director
Julie Klapstein(2)	70	Director
Jonathan Root, M.D.(1)(3)	65	Director
Adam Stavisky(3)	58	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Sean Duffy has served as our co-founder, Chief Executive Officer, and as a member of our board of directors since April 2011. From June 2010 to April 2011, Mr. Duffy worked at IDEO LP, a design firm, in IDEO’s health and wellness practice. He also previously worked in the people analytics group at Google LLC, a global technology company, from June 2007 to August 2009. Mr. Duffy holds a B.A. in Neuroscience from Columbia University and was enrolled in the combined M.D. and M.B.A. program at Harvard University from July 2009 to May 2010. We believe that Mr. Duffy is qualified to serve on our board of directors due to the valuable expertise and perspective he brings in his capacity as a co-founder and our Chief Executive Officer and because of his extensive experience and knowledge of our industry.

Steve Cook has served as our Chief Financial Officer since July 2021. Prior to joining our company, Mr. Cook held various finance roles at 1Life Healthcare, Inc., d/b/a One Medical, a primary care provider now owned by Amazon, serving as Vice President, Head of Strategic Finance from January 2021 to July 2021, Senior Director, Strategic Finance and Head of FP&A from January 2020 to December 2020, and Director, Strategic Finance from February 2018 to December 2019. Prior to that, he held various finance roles at Salesforce, Inc., a cloud-based software company, from October 2011 to January 2018. Mr. Cook holds a B.A. in Political Science from the University of California, San Diego.

Wei-Li Shao has served as our President since December 2021, after previously serving as our Chief Commercial Officer from May 2019 to December 2021. Prior to joining our company, Mr. Shao held various roles at Eli Lilly and Company, a global pharmaceutical company, from 2001 to February 2019, including Vice President of Lilly China Diabetes, General Manager of Lilly Taiwan, Lilly New Zealand, and most recently as Vice President of the U.S. Neuroscience Business Unit. Mr. Shao holds a B.S. in Biochemistry from the University of Wisconsin-Madison and an M.B.A. from Indiana University’s Kelley School of Business.

Non-Employee Directors

Jeryl Hilleman has served as a member of our board of directors since April 2019, including as Chairperson since July 2020. Ms. Hilleman previously served as Chief Financial Officer of several publicly held healthcare companies, including most recently at Intersect ENT, Inc., a medical device company subsequently acquired by

Medtronic plc, from June 2014 to December 2019. Prior to joining Intersect ENT, Ms. Hilleman was Chief Financial Officer of publicly held Ocera Therapeutics, Inc., a biopharmaceutical company acquired by Mallinckrodt Pharmaceuticals, Inc., Amyris, Inc., a renewable products company, and Symyx Technologies, Inc., a software and instruments company acquired by Accelrys, Inc. She has served on the boards of directors of NovoCure Limited, a publicly held oncology company, since July 2018, SI-Bone, Inc., a publicly held medical device company, since December 2019, and HilleVax, Inc., a publicly held biopharmaceutical company, since April 2021. In addition, she previously served on the boards of directors of Xenoport Inc., a publicly held biotechnology company, from January 2005 to July 2016, Talis Biomedical Corporation, a publicly held diagnostics company, from April 2021 to June 2022, Minerva Neurosciences, Inc., a publicly held biotechnology company, from July 2018 to August 2024, and Cutera, Inc., a publicly held medical device company, from July 2024 to February 2025. Ms. Hilleman holds an A.B. in History from Brown University and an M.B.A. from The Wharton School at the University of Pennsylvania. We believe that Ms. Hilleman is qualified to serve on our board of directors due to her extensive business, accounting and management experience and her service as an executive and board member of several biotechnology and healthcare companies.

Anne Beal, M.D., M.P.H. has served as a member of our board of directors since September 2024. Dr. Beal has served as the founder and Chief Executive Officer of AbsoluteJOI Skincare, a clean beauty company, since May 2019. Prior to that, she served as Chief Patient Officer and Senior Vice President, Global Head of Patient Solutions at Sanofi S.A., a publicly held pharmaceutical company, from April 2014 to April 2019, and as Deputy Executive Director and Chief Officer for Engagement at the Patient-Centered Outcomes Research Institute, a funder of patient-centered comparative clinical effectiveness research in the U.S., from November 2011 to March 2014. Dr. Beal has served on the boards of directors of GSK plc, a publicly held pharmaceutical company, since April 2021, and Prolacta Bioscience, a privately held life sciences company, since November 2021, and on the board of trustees of Brown University since July 2024. Dr. Beal previously served on the board of directors of AcademyHealth, a non-profit health research and policy organization, for two four-year terms from 2007 to 2011 and 2018 to 2022, including as board chair from 2019 to 2020. Dr. Beal holds an A.B. in Biology from Brown University, an M.P.H. from Columbia University’s Mailman School of Public Health, and an M.D. from Weill Medical College of Cornell University. We believe that Dr. Beal is qualified to serve on our board of directors due to her clinical experience, scientific and health research and policy expertise, and service as a board member of several healthcare companies.

Trevor Fetter has served as a member of our board of directors since March 2021. Mr. Fetter has served as a Senior Lecturer at Harvard University since January 2019 and previously served in numerous executive leadership roles at Tenet Healthcare, a publicly held healthcare services company, including as Chief Executive Officer from September 2003 to October 2017, President from November 2002 to October 2017, Chairman from May 2015 to October 2017, and Executive Vice President and Chief Financial Officer from October 1995 to February 2000. Mr. Fetter has served on the board of directors of The Hartford Financial Services Group, Inc., a publicly held investment and insurance company, since January 2007, including as Lead Director since May 2017, and he also currently serves on the board of directors of a privately held healthcare services company. Mr. Fetter holds an A.B. in Economics from Stanford University and an M.B.A. from Harvard Business School. We believe that Mr. Fetter is qualified to serve on our board of directors due to his extensive business and management experience leading a public healthcare company, and his service as a board member of several biotechnology and healthcare companies.

Sachin Jain, M.D. has served as a member of our board of directors since June 2024. Dr. Jain has served as President, Chief Executive Officer, and a member of the board of directors of SCAN Group and SCAN Health Plan, a not-for-profit Medicare Advantage plan, since July 2020, and as an Academic Hospitalist at the U.S. Department of Veterans Affairs since April 2021. He has also served as an Adjunct Professor of Medicine at Stanford University School of Medicine since August 2015. From December 2014 to May 2020, Dr. Jain served in increasingly senior leadership roles at Carelon Health (f/k/a CareMore Health) and Aspire Health, healthcare delivery systems owned by Elevance Health, Inc. (f/k/a Anthem, Inc.), a publicly held health insurance provider, including most recently serving as President and Chief Executive Officer. Prior to that, Dr. Jain served as Chief

Medical Information and Innovation Officer at Merck & Co., a publicly held pharmaceutical company, from October 2011 to December 2014. Dr. Jain has served as a member of the boards of directors of America’s Health Insurance Plans (AHIP), a political advocacy and trade association of health insurance companies, since November 2020, and Advantage Healthcare Services, a specialty pharmacy company, since February 2024. He previously served on the boards of directors of the national Make-A-Wish Foundation, from July 2018 to February 2023, Adobe Healthcare, a home healthcare company, from July 2020 to April 2021, Cardiovascular Systems Inc., a medical device company acquired by Abbott, from January 2021 to November 2022, Biofourmis Inc., a biotechnology company, from July 2022 to December 2023, and Cue Health Inc., a then publicly held diagnostic testing company, from October 2022 to May 2024. Dr. Jain holds an A.B. in Government from Harvard University, an M.D. from Harvard Medical School, and an M.B.A. from Harvard Business School. We believe that Dr. Jain is qualified to serve on our board of directors due to his clinical and scientific expertise and his extensive executive leadership experience in the healthcare industry.

Julie Klapstein has served as a member of our board of directors since June 2024. Ms. Klapstein founded and served as the Chief Executive Officer of Availity, LLC, a healthcare information technology company, from May 2001 to March 2012. She also previously served as interim Chief Executive Officer of Medical Reimbursements of America, Inc., a provider of specialty reimbursement services, from February 2017 to June 2017. Ms. Klapstein has served on the boards of directors of Amedisys, Inc., a publicly held home healthcare provider, since April 2016, Claritev Corporation (f/k/a MultiPlan Corporation), a publicly held provider of business analytics and health cost management solutions, since November 2020, HealthCare Information Management, Inc., a robotic process automation company, since May 2024, Aptarro, Inc. (f/k/a Alpha II, LLC), a provider of revenue cycle management solutions for healthcare providers, since June 2024, and UnisLink Inc., a medical billing system vendor for healthcare providers, since July 2024, and also currently serves as an advisor to venture capital and private equity firms such as Andreessen Horowitz, GrowthCurve Capital, and Riverside Partners. She previously served on the boards of directors of numerous publicly held companies, including NextGen Healthcare, Inc., a healthcare technology company acquired by Thoma Bravo, from August 2017 to November 2023, and Oak Street Health, Inc., a primary care provider acquired by CVS Health, from August 2020 to May 2023. Ms. Klapstein holds a B.S. in Business Administration from Portland State University. We believe that Ms. Klapstein is qualified to serve on our board of directors due to her extensive experience in the healthcare and healthcare technology industries and her service as a board member of several publicly held healthcare companies.

Jonathan Root, M.D. has served as a member of our board of directors since January 2013. Dr. Root has served as the Managing Member of Presidio Management Group X, LLC and several U.S. Venture Partners’ funds, which are the general partners of various other venture capital funds, since 1998. Dr. Root has served on the board of directors of Edgewise Therapeutics, Inc., a publicly held biopharmaceutical company, since August 2019, and also currently serves on the boards of directors of several privately held companies in the healthcare industry. He previously served on the boards of directors of OncoMed Pharmaceuticals, Inc., a publicly held biopharmaceutical company, from August 2004 until its merger with Mereo BioPharma Group plc in April 2019, Inari Medical, Inc., a publicly held medical device company, from September 2011 to February 2025, eFFECTOR Therapeutics, Inc., a publicly held biopharmaceutical company, from May 2013 to February 2022, and Silverback Therapeutics, Inc., a publicly held biopharmaceutical company, from March 2020 until its merger with ARS Pharmaceuticals, Inc. in November 2022. Dr. Root holds an A.B. in Economics from Dartmouth College, an M.D. from University of Florida, College of Medicine, and an M.B.A. from Columbia Business School. We believe that Dr. Root is qualified to serve on our board of directors due to his medical, management, and director experience in the healthcare industry.

Adam Stavisky has served as a member of our board of directors since June 2024. Mr. Stavisky served as Senior Vice President, U.S. Benefits at Walmart Inc., a publicly held global retailer, from February 2018 to March 2024. Prior to that, Mr. Stavisky held increasingly senior leadership positions at Fidelity Investments, a financial services company, from November 2004 to February 2018, most recently serving as Senior Vice President, Workplace Consulting. Mr. Stavisky previously served on the boards of directors of the ERISA

Industry Committee, a national advocacy organization that represents large employers who provide health insurance and other benefits to their employees, from April 2019 to February 2024, and the Business Group on Health, a health policy organization, from October 2019 to February 2024. Mr. Stavisky holds a B.A. in Mathematics from Northwestern University and an M.A. in Mathematics from the University of California, Los Angeles. We believe that Mr. Stavisky is qualified to serve on our board of directors due to his expertise in employer health insurance and his experience developing and deploying employee health insurance benefits.

Board Composition

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Mr. Duffy, qualify as “independent” directors in accordance with the listing rules of The Nasdaq Stock Market LLC (the “Listing Rules”). Mr. Duffy is not considered independent by virtue of his position as our Chief Executive Officer. Under the Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Listing Rules, our board of directors has made a subjective determination as to each independent director that no relationship exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Sean Duffy and Trevor Fetter, and their terms will expire at the annual meeting of stockholders to be held in 2026;

•	The Class II directors will be Jeryl Hilleman, Julie Klapstein, and Adam Stavisky, and their terms will expire at the annual meeting of stockholders to be held in 2027; and

•	The Class III directors will be Anne Beal, M.D., M.P.H., Sachin Jain, M.D., and Jonathan Root, M.D., and their terms will expire at the annual meeting of stockholders to be held in 2028.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting Arrangements

The election of the members of our board of directors is governed by the amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our redeemable convertible preferred stock and the related provisions of our restated certificate of incorporation. Pursuant to our amended and restated voting agreement, the following directors were designated as directors to our board of directors:

•	Jonathan Root, M.D. was designated by U.S. Venture Partners X, L.P. and its affiliates and elected by the holders of a majority of the shares of our Series A redeemable convertible preferred stock;

•

Sachin Jain, M.D. was appointed by our board of directors to fill a vacancy following the resignation of a director elected by the holders of a majority of the shares of our Series E redeemable convertible preferred stock;

•

Jeryl Hilleman was designated by the mutual agreement of the Chief Executive Officer and the directors elected and designated by the holders of a majority of the shares of our common stock who are parties to the voting agreement, and approved by the board of directors (including the approval of at least two of the directors designated and elected by the holders of our Series A, Series B, Series C, Series C-1 and Series E redeemable convertible preferred stock) as our independent director;

•	Sean Duffy was elected and designated as our then-current Chief Executive Officer;

•

Trevor Fetter was designated by the holders of a majority of the shares of our common stock held by the holders of our common stock who are parties to the voting agreement and elected by the holders of a majority of the outstanding shares of our common stock; and

•	Anne Beal, M.D., M.P.H., Julie Klapstein, and Adam Stavisky were designated by the mutual agreement of a majority of our board of directors and appointed by the full board of directors.

The holders of our common stock and redeemable convertible preferred stock who are parties to our amended and restated voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the consummation of this offering and our restated certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our current directors will hold office until their successors have been elected and qualified or appointed or the earlier of their death, resignation, or removal.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines to be in place immediately prior to the consummation of this offering will provide our board of directors with flexibility to combine or separate the positions of Chair of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the strategic risks facing us. Throughout the year, senior management reviews these strategic risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing company-wide and information security risk assessment processes, our major financial risk exposures, and the steps our management has taken to monitor and control these risks and exposures. The audit committee then reviews these matters with the full board of directors as part of the audit committee’s reports at regular board meetings. The audit committee also approves or disapproves any related-party transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Listing Rules, which we will post on our website at www.omadahealth.com upon the completion of this offering.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence, and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;

•	reviews and approves all related-party transactions on an ongoing basis;

•	establishes procedures for the receipt, retention, and treatment of any complaints received by us regarding accounting, internal accounting controls, or auditing matters;

•	discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	discusses on a periodic basis, or as appropriate, with management our policies and procedures with respect to information security and financial risk assessment and risk management;

•

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•

investigates any reports received through the ethics helpline and reports to the Board periodically with respect to any information received through the ethics helpline and any related investigations; and

•	reviews the audit committee charter and the audit committee’s performance on an annual basis.

Our audit committee consists of Trevor Fetter, Jeryl Hilleman, and Jonathan Root, M.D. Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Hilleman. Our board of directors has determined that Mr. Fetter, Ms. Hilleman, and Dr. Root are each an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•	reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer);

•	evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations;

•

reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer);

•

reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation, and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer; and

•	reviews the compensation committee charter and the compensation committee’s performance on annual basis.

Our compensation committee consists of Anne Beal, M.D., M.P.H., Trevor Fetter, and Julie Klapstein. Our board of directors has determined that all members are independent under the Listing Rules and are non-employee directors, as defined by Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation committee is Mr. Fetter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees policies relating to our corporate governance. Among other matters, the nominating and corporate governance committee:

•	identifies and recommends candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;

•	reviews and recommends our corporate governance guidelines and policies;

•	discusses on a periodic basis, or as appropriate, with management our policies and processes with respect to major healthcare regulatory and data privacy risks;

•	oversees the process of evaluating the performance of our board of directors; and

•	assists our board of directors on corporate governance matters.

Our nominating and corporate governance committee consists of Sachin Jain, M.D., Jonathan Root, M.D., and Adam Stavisky. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our nominating and corporate governance committee is Dr. Root.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors intends to adopt a written code of business conduct and ethics that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.omadahealth.com upon the completion of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer, or employee. We intend to disclose any future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above or in public filings.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, limit our directors’ and officers’ liability and provide that we may indemnify our directors and officers to the fullest extent permitted under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). The Delaware General Corporation Law provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except for liability for any:

•	transaction from which the director or officer derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The Delaware General Corporation Law and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2024 Summary Compensation Table” below. In 2024, our “named executive officers” and their positions with us were as follows:

•	Sean Duffy, Chief Executive Officer;

•	Steve Cook, Chief Financial Officer; and

•	Wei-Li Shao, President.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2024 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Sean Duffy	2024	412,000	453,806	322,669	720	1,189,195
Chief Executive Officer	2023	400,000	553,500	267,918	756	1,222,172

Steve Cook	2024	389,000	272,284	176,312	720	838,316
Chief Financial Officer	2023	380,000	—	161,968	756	542,723

Wei-Li Shao	2024	400,000	453,806	299,549	720	1,154,075
President	2023	380,000	605,000	254,522	1,932	1,241,453

(1)

Amounts reflect the grant date fair value of stock options granted during 2024 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these amounts.

(2)

Amounts represent annual bonuses earned by each named executive officer in 2024 and paid in cash as to 25% of the target bonus amount in 2024 and as to the remainder of the annual bonus earned in 2025. See “—2024 Bonuses” below.

(3)	Amounts in the “All Other Compensation” column include imputed income from group term life insurance.

2024 Salaries

In 2024, our named executive officers received an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For 2024, Mr. Duffy’s annual base salary was $412,000, Mr. Cook’s base salary was $389,000, and Mr. Shao’s base salary was $400,000. In January 2025, the compensation committee of our board of directors approved a base salary of $400,000 for Mr. Cook and $425,000 for Mr. Shao, each effective February 1, 2025. In February 2025, our board of directors approved a base salary of $432,000 for Mr. Duffy, effective

February 1, 2025. In connection with this offering, we have approved a base salary of $525,000 for Mr. Duffy and $450,000 for Mr. Shao, in each case, effective as of the date on which this registration statement becomes effective. Mr. Cook’s base salary will remain $400,000.

2024 Bonuses

In 2024, Messrs. Duffy, Cook, and Shao were each eligible to earn an annual cash bonus pursuant to our 2024 Corporate Bonus Plan targeted at 55%, 35%, and 55%, respectively, of their respective annual base salaries. In connection with this offering, we have approved an increase in the target bonus opportunities for Messrs. Duffy, Cook, and Shao such that following this offering they will be eligible to earn cash bonuses targeted at 60%, 40%, and 60%, respectively, of their respective annual base salaries. Pursuant to the 2024 Corporate Bonus Plan, each named executive officer was eligible to earn his annual cash bonus based on the attainment of pre-established annual company and individual performance objectives, which were composed of our performance against the financial plan (weighted 80% of the executive’s bonus opportunity), including revenue and adjusted EBITDA margin metrics, and individual goals (weighted 20% of the executive’s bonus opportunity). Earned cash bonus amounts were paid in 2025 based on achievement of company and individual performance objectives for the full 2024 performance year.

The actual annual cash bonuses awarded to each named executive officer for 2024 performance are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

In December 2024, our board of directors approved a 2025 Corporate Bonus Plan on substantially the same terms as the 2024 Corporate Bonus Plan except with updated revenue and adjusted EBITDA margin metrics. Individual goals for Mr. Duffy were approved by our board of directors in February 2025, and individual goals for Messrs. Cook and Shao were approved by the compensation committee of our board of directors in January 2025.

Equity Compensation

Each of our named executive officers currently holds outstanding stock option awards granted pursuant to the Omada Health, Inc. 2011 Stock Plan (as amended, the “2011 Plan”). In 2024, Mr. Duffy was granted a stock option award covering 250,000 shares of our common stock, Mr. Cook was granted a stock option award covering 150,000 shares of our common stock, and Mr. Shao was granted a stock option covering 250,000 shares of our common stock. The stock options generally vest as to 1/48th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date, subject to continued service. The options granted to our named executive officers are also subject to acceleration upon certain terminations of employment pursuant to their change in control and severance agreements, each as described below.

In connection with this offering, we intend to adopt a 2025 Incentive Award Plan (the “2025 Plan”) in order to facilitate the grant of cash and equity incentives to our directors and to our and certain of our affiliates’ employees (including our named executive officers) and consultants and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. The 2025 Plan will be effective on the day immediately prior to the effectiveness of the registration statement of which this prospectus is a part. For additional information about the 2025 Plan, please see “—Equity Incentive Plans” below.

In addition, we expect to grant each of the named executive officers awards of restricted stock units (“RSUs”) in connection with this offering. The RSUs are expected to cover a number of shares having a grant date fair value equal to approximately $2,750,000 (Mr. Duffy), $1,250,000 (Mr. Cook), and $1,500,000 (Mr. Shao) and will vest as to 1/16th of the underlying shares on each quarterly anniversary of the effectiveness of this registration statement, subject to the applicable named executive officer’s continued employment through the applicable vesting date.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We did not make any matching contributions on behalf of our executives in 2024. We anticipate that, following the consummation of this offering, our named executive officers will continue to participate in this 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental, and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance;

•	travel benefits;

•	legal services benefits; and

•	life and AD&D insurance.

We believe that the employee benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2024. Some of the equity awards are subject to accelerated vesting as described below in the Section titled “Executive Compensation Arrangements.”

					Option Awards
Name	Type of Equity Award		Vesting Commencement Date(1)	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Sean Duffy	Stock Option		February 1, 2024	February 9, 2024	52,083	197,917	2.67	February 8, 2034
	Stock Option		February 1, 2023	June 1, 2023	206,250	243,750	1.58	May 31, 2033
	Stock Option		February 1, 2022	February 11, 2022	1,133,333	466,667	3.06	February 10, 2032
	Stock Option	(2)	February 1, 2022	January 31, 2022	22,000	—	3.06	January 30, 2032
	Stock Option		February 1, 2021	May 6, 2021	383,333	16,667	2.76	May 5, 2031
	Stock Option		September 1, 2019	August 22, 2019	543,946	—	1.94	August 21,2029
	Stock Option	(2)	February 21, 2019	February 21, 2019	22,000	—		February 20, 2029
	Stock Option		November 1, 2015	January 28, 2016	813,825	—	0.85	January 27, 2026
Steve Cook	Stock Option		February 1, 2024	February 9, 2024	31,250	118,750	2.67	February 8, 2034
	Stock Option	(2)	February 1, 2022	January 31, 2022	22,000	—	3.06	January 30, 2032
	Stock Option	(3)	July 12, 2021	July 20, 2021	854,165	145,835	2.76	July 19, 2031
Wei-Li Shao	Stock Option		February 1, 2024	February 9, 2024	52,083	197,917	2.67	February 8, 2034

					Option Awards
Name	Type of Equity Award		Vesting Commencement Date(1)	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
	Stock Option		February 1, 2023	May 16, 2023	229,166	270,834	1.58	May 15, 2033
	Stock Option	(2)	February 1, 2022	January 31, 2022	22,000	—	3.06	January 30, 2032
	Stock Option		September 1, 2021	January 31, 2022	243,750	56,250	3.06	January 30, 2032
	Stock Option	(4)	February 1, 2022	July 6, 2020	120,000	—	2.27	July 5, 2030
	Stock Option	(5)	February 1, 2021	July 6,2020	65,609	—	2.27	July 5, 2030
	Stock Option	(6)	February 1, 2020	March 26,2020	100,000	—	2.10	March 25, 2030
	Stock Option	(6)	May 13, 2019	July 18, 2019	775,000	—	1.94	July 17, 2029

(1)

Except as otherwise noted, each stock option vests and becomes exercisable as to 1/48th of the total number of shares underlying the stock option on each of the first 48 monthly anniversaries of the vesting commencement date, subject to continued service through the applicable vesting date.

(2)	Represents a stock option that was fully vested on the vesting commencement date.
(3)

Represents a stock option that vested as to 25% of the total number of shares underlying the stock option on the first anniversary of the vesting commencement date and thereafter vested or vests as to 1/48th of the total number of shares underlying the stock option on each of the first 48 monthly anniversaries of the vesting commencement date, subject to continued service through the applicable vesting date.

(4)

Represents a stock option that vested as to 1/16th of the total number of shares underlying the stock option on each of the first 16 monthly anniversaries of the vesting commencement date. The number of shares subject to the option was determined based on achievement of applicable revenue goals during calendar year 2021.

(5)

Represents a stock option that vested as to 1/28th of the total number of shares underlying the stock option on each of the first 28 monthly anniversaries of the vesting commencement date, subject to continued service through the applicable vesting date. The number of shares subject to the option was determined based on achievement of applicable revenue goals during calendar year 2020.

(6)

Represents a stock option that vested as to 25% of the total number of shares underlying the stock option on the first anniversary of the vesting commencement date and thereafter vested as to 1/48th of the total number of shares underlying the stock option on each of the first 48 monthly anniversaries of the vesting commencement date, subject to continued service through the applicable vesting date.

Executive Compensation Arrangements

Executive Offer Letters

Steve Cook Offer Letter

Mr. Cook is party to an employment offer letter, dated June 10, 2021, pursuant to which Mr. Cook serves as our Chief Financial Officer. Mr. Cook’s employment pursuant to the offer letter is “at-will” and is terminable by either party with or without notice or cause.

Pursuant to his offer letter, Mr. Cook was entitled to receive a base salary and participation in our annual bonus plan. Mr. Cook was also paid a signing bonus in the amount of $80,000, subject to clawback in the event that Mr. Cook’s employment with us terminated within one year. In addition, pursuant to his offer letter, Mr. Cook is eligible to receive an annual award of stock options, with the number of shares subject to the award determined based on achievement of applicable performance goals, determined by us in our sole discretion, with such award subject to the terms and conditions set forth in the 2011 Plan and a separate award agreement. The offer letter also provides that Mr. Cook will be eligible to participate in employee benefit plans maintained by us for our employees from time to time. In connection with the commencement of Mr. Cook’s employment, he was granted two stock option grants, where one vests based on continued service over four years and one vests based on both a continued service schedule over four years plus the achievement of a qualified financing.

Mr. Cook’s offer letter also contains customary confidentiality restrictions and provides that disputes arising under the offer letter or related to Mr. Cook’s employment with us will be resolved through arbitration.

Wei-Li Shao Offer Letter

Mr. Shao is party to an employment offer letter, dated April 30, 2019, pursuant to which Mr. Shao initially served as our Chief Commercial Officer (Mr. Shao’s title was changed to President effective as of December 16,

2021). Mr. Shao’s employment pursuant to the offer letter is “at-will” and is terminable by either party with or without notice or cause.

Pursuant to his offer letter, Mr. Shao was entitled to receive a base salary and participation in our annual incentive compensation plans. The offer letter also provides that Mr. Shao will be eligible to participate in employee benefit plans maintained by us for our employees from time to time and will be reimbursed for reasonable business expenses in accordance with our policies. Pursuant to his offer letter, we agreed to reimburse Mr. Shao for reasonable expenses incurred in connection with his relocation to San Francisco, California, capped at $50,000 and subject to clawback in the event of a termination within one year of commencing employment. Pursuant to his offer letter, Mr. Shao was granted four stock option grants which vested based on continued service, achievement of certain performance goals, or a combination of the foregoing.

Mr. Shao’s offer letter also contains customary confidentiality restrictions and provides that disputes arising under the offer letter or related to Mr. Shao’s employment with us will be resolved through arbitration.

Amended and Restated Change in Control and Severance Agreements

In connection with this offering, we intend to enter into an amended and restated change in control and severance agreement with each of our named executive officers, which will be effective as of the date on which the registration statement of which this prospectus is a part becomes effective and will supersede and replace the severance payments and benefits that such executives would otherwise be entitled to receive. The amended and restated change in control and severance agreements will provide for an initial three-year term, followed by automatic one-year renewal terms.

Pursuant to the amended and restated change in control and severance agreements, if the applicable named executive officer’s employment is terminated by us without “cause” or due to his resignation for “good reason” (each a “qualifying termination”) at any time other than during the period commencing three months preceding and ending 12 months following the consummation of a “change in control” (each such term, as defined in the amended and restated change in control and severance agreement, and such period the “change in control period”), then, subject to such named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, the named executive officer will be eligible to receive (i) a lump sum cash payment in an amount equal to a number of months of base salary (12 for Mr. Duffy and nine for Messrs. Cook and Shao) and (ii) provided that such named executive officer has timely elected COBRA, an amount equal to his COBRA premiums until the earlier to occur of (a) with respect to Mr. Duffy, the 12-month anniversary and, with respect to Messrs. Cook and Shao, the nine-month anniversary of such named executive officer’s termination date or (b) the date on which such named executive officer receives health benefits from another employer or is otherwise no longer eligible to receive COBRA.

In lieu of the foregoing payments and benefits, in the event of a qualifying termination during the change in control period, then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, such named executive officer will be eligible to receive (i) a lump sum cash payment in an amount equal to the sum of (x) the named executive officer’s base salary for a period of months (18 for Mr. Duffy and 12 for each of Messrs. Cook and Shao) plus (y) a multiple of such named executive officer’s target annual bonus (1.5 for Mr. Duffy and one for Messrs. Cook and Shao), (ii) provided that such named executive officer has timely elected COBRA, an amount equal to his COBRA premiums until the earlier to occur of (a) with respect to Mr. Duffy the 18-month anniversary and, with respect to Messrs. Cook and Shao, the 12-month anniversary of such named executive officer’s termination date or (b) the date on which such named executive officer receives health benefits from another employer or is otherwise no longer eligible to receive COBRA, and (iii) full accelerated vesting of the named executive officer’s outstanding and unvested time-vesting equity awards (performance-vesting equity awards are governed by the applicable award agreement).

Pursuant to the amended and restated change in control and severance agreement, in the event that any amounts payable to the named executive officers are subject to an excise tax pursuant to Section 280G or Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), such named executive officer will receive either (i) the full amount of such payments or (ii) such payments reduced to the least extent necessary to prevent the application of such excise tax, whichever will result in the greatest after tax benefit to the named executive officer.

The amended and restated change in control and severance agreements contain customary non-disparagement provisions and affirm existing obligations under the named executive officers’ employee invention assignment and confidentiality agreement (or analogous agreement) with us.

Equity Incentive Plans

The following summarizes the material terms of the 2025 Plan, in which our named executive officers will be eligible to participate following the consummation of this offering, as well as the material terms of the 2011 Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2025 Plan

We have adopted the 2025 Plan, which will be effective on the day immediately prior to the effectiveness of the registration statement of which this prospectus is a part. The principal purpose of the 2025 Plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2025 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2025 Plan, 15,136,624 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, RSU awards, and other stock-based awards. The number of shares initially reserved for issuance pursuant to awards under the 2025 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2011 Plan (“Prior Plan Awards”) that become available for issuance under the counting provisions described below following the effective date of the 2025 Plan and (ii) an annual increase on the first day of each calendar year beginning in calendar year 2026 and ending in calendar year 2035, equal to the lesser of (A) 5% of the shares of our common stock outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 45,409,872 shares of stock may be issued upon the exercise of incentive stock options (“ISOs”).

The following counting provisions will be in effect for the share reserve under the 2025 Plan:

•

to the extent that an award (including a Prior Plan Award) terminates, is forfeited, expires, or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2025 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price, or tax withholding obligation with respect to any award under the 2025 Plan or a Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2025 Plan;

•	to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2025 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2025 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2025 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2025 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $750,000 (or $1,000,000 for such individual’s first year of service).

Administration. The compensation committee of our board of directors will administer the 2025 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the Nasdaq Stock Market, LLC, or other principal securities market on which shares of our common stock are traded. The 2025 Plan provides that the board of directors or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2025 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2025 Plan. The administrator is also authorized to adopt, amend, or rescind rules relating to administration of the 2025 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2025 Plan. The full board of directors will administer the 2025 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock, RSUs, and all other stock-based and cash-based awards under the 2025 Plan may be granted to individuals who are then our officers, employees, or consultants or are the officers, employees, or consultants of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or of our subsidiaries may be granted ISOs.

Awards. The 2025 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, other stock-based or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms, and conditions of the award.

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Nonstatutory Stock Options (“NSOs”) will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant (except in the case of certain substitute awards or awards granted to participants not subject to Section 409A of the Code), and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years. NSOs may not be sold, or otherwise transferred or hypothecated, until the option is exercised and the holder receives the underlying shares.

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ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2025 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. ISOs may not be sold, or otherwise transferred or hypothecated, until the option is exercised and the holder receives the underlying shares.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow and will not be released until restrictions are removed or expire.

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RSUs may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2025 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2025 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock, and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock-based or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock-based or cash-based awards, which may include vesting conditions based on continued service, performance, and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights, or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. The administrator may also make appropriate adjustments to awards under the 2025 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution, or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Effect of Non-Assumption in a Change in Control. In the event that the acquirer in such change in control refuses to assume or substitute an award under the 2025 Plan, such award will become fully vested and exercisable (other than performance-vesting awards which will be subject to the terms and conditions of the applicable award agreement), as applicable, and all forfeiture, repurchase, and other restrictions on such award will lapse, and, to the extent unexercised as of the consummation of such change in control, will terminate upon the consummation of the change in control in exchange for cash, rights, or other property.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase, or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2025 Plan or any awards under the 2025 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2025 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2025 Plan.

Amendment and Termination. The administrator may terminate, amend, or modify the 2025 Plan at any time and from time to time subject to stockholder approval only to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No ISOs may be granted pursuant to the 2025 Plan after the tenth anniversary of the effective date of the 2025 Plan, and no additional annual share increases to the 2025 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2025 Plan will remain in force according to the terms of the 2025 Plan and the applicable award agreement.

2011 Plan

The 2011 Plan was adopted by our board of directors, effective as of May 20, 2011 and was amended effective as of each of January 16, 2013, April 4, 2014, July 9, 2015, September 3, 2015, January 28, 2016, May 9, 2017, June 6, 2019, July 1, 2020, March 9, 2021, December 16, 2021, March 8, 2022, June 1, 2023, December 5, 2023, and December 12, 2024. As of March 31, 2025, options to purchase 36,750,483 shares of our common stock at a weighted-average exercise price per share of $2.44 remained outstanding under the 2011 Plan.

Administration. The 2011 Plan is administered by our board of directors, or a committee thereof appointed by the board of directors and including at least one member of the board of directors. The plan administrator has the authority and discretion to take any actions it deems necessary or advisable for the administration of the 2011 Plan. All decisions, interpretations, and other actions of the board of directors shall be final and binding on all participants and permitted transferees under the 2011 Plan.

Eligibility. Our employees and consultants, employees and consultants of our parents or subsidiaries, and non-employee members of our board of directors are eligible to receive awards under the 2011 Plan, provided that only our employees or employees of our parents or subsidiaries may be granted awards intended as incentive stock options (“ISOs”).

Share Reserve. An aggregate of 55,128,475 shares of our common stock may be issued under the 2011 Plan. Shares previously issued under the 2011 Plan that are re-acquired by us, shares withheld in payment of purchase or exercise price or in respect of withholding taxes, and shares subject to awards that expire or are canceled, will, in each case, again be available for issuance under the 2011 Plan.

Awards. The 2011 Plan provides that the plan administrator may grant or issue stock options, stock awards, or rights to purchase stock to eligible employees, consultants, and directors. In general, awards granted under the 2011 Plan may not be sold or otherwise transferred except, in the case of stock options, pursuant to a beneficiary designation, by will, or in accordance with the laws of descent and distribution.

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Stock Grants; Stock Purchase Rights. Stock grants or rights to purchase shares of our common stock may be granted to any eligible person, subject to the 2011 Plan and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement.

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Stock Options. Stock options may be granted to any eligible person, provided that ISOs may only be granted to our employees or employees of our parents or subsidiaries, subject to the 2011 Plan and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. The exercise price of stock options granted to employees, directors, or consultants will be determined by the plan administrator and set forth in an applicable award agreement; provided that such exercise price may not be less than fair market value of a share on grant date (or 110% of fair market value with respect to ISOs granted to employees holding 10% or more of the total combined voting power of the Company). No stock option award may have a term of more than ten years following the date of grant.

Adjustments of Awards. In the event of a subdivision of the outstanding shares of our common stock, a declaration of a dividend payable in shares, a combination or consolidation of our outstanding common stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us, proportionate adjustments will automatically be made to the number and kind of shares available for issuance of future awards under the 2011 Plan and subject to outstanding awards and the exercise or purchase price applicable to outstanding awards. In the event of a declaration of an extraordinary dividend payable in a form other than shares that has a material effect on the fair market value of our common stock, a recapitalization, a spin-off, or a similar occurrence, the board of directors at its sole discretion may make appropriate adjustments to the number and kind of shares available for issuance of future awards under the 2011 Plan and subject to outstanding awards and the exercise or purchase price applicable to outstanding awards.

Corporate Transactions. In the event of a merger or consolidation or sale of all or substantially all of our stock or assets, outstanding awards will be treated in accordance with the definitive transaction agreement, which may provide, among other things, that the awards will accelerate in part or in full immediately prior to such transaction, that awards will be continued, assumed, or replaced by the surviving entity, or that awards will terminate in exchange for cash or other property or without consideration. The plan administrator will also have the right to suspend option exercise for a given period prior to such transaction and/or provide that following such transaction a stock option may no longer be exercised prior to vesting.

Amendment and Termination. The plan administrator may amend, suspend, or terminate the 2011 Plan at any time (subject to stockholder approval if required in accordance with the 2011 Plan) provided that no such amendment or termination will affect any awards previously granted under the 2011 Plan. Following this offering and in connection with the effectiveness of our 2025 Plan, the 2011 Plan will terminate and no further awards will be granted under the 2011 Plan. However, all outstanding awards will continue to be governed by their existing terms.

2025 Employee Stock Purchase Plan

We have adopted the 2025 Employee Stock Purchase Plan (the “ESPP”), which will be effective on the day immediately prior to the effectiveness of the registration statement of which this prospectus is a part. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Components. The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (ii) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 3,363,694 shares of common stock and (b) an annual increase on the first day of each calendar year beginning in 2026 and ending in 2035, equal to the lesser of (i) 1% of the shares of our common stock outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than 20,182,166 shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our administrator has the discretion to exclude from participation our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares of our common stock on each purchase date. However, a participant may not purchase more than 2,000 shares of our common stock in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Generally, the ESPP will offer employees the option to purchase shares through a series of offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each purchase period, or such other price designated by the administrator.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of our common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant suspends his or her payroll deductions during an offering period, such participant’s cumulative unapplied payroll deductions prior to the suspension (if any) shall remain in his or her account and shall be applied to the purchase of shares on the next occurring purchase date. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge, or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge, or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger, or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the common stock, or any other increase or decrease in the number of shares of our common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares of our common stock which any participant has elected to purchase under the ESPP, and the maximum number of shares of our common stock which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend, or terminate the ESPP at any time. However, our board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Non-Employee Director Compensation

In 2024, our non-employee directors (listed in the table below), received compensation for services on our board of directors, as reflected in the table below.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Anne Beal	—	473,107	—	473,107
Trevor Fetter	—	90,311	3,506	93,817
Jeryl Hilleman	80,000	135,466	2,573	218,039
Sachin Jain	—	487,686	3,292	490,978
Julie Klapstein	—	473,107	3,061	476,168
Adam Stavisky	—	473,107	8,499	481,606

(1)

Amounts reflect the full grant date fair value of stock options granted during 2024 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these amounts.

(2)	The table below shows the aggregate numbers of option awards (whether exercisable or unexercisable) held as of December 31, 2024 by each non-employee director who served during 2024.

Name	Options Outstanding at Fiscal Year End (#)
Anne Beal	300,000
Trevor Fetter	390,000
Jeryl Hilleman	670,000
Sachin Jain	310,000
Julie Klapstein	300,000
Adam Stavisky	300,000

(3)

Amounts, other than for Mr. Jain, reflect travel costs incurred by the applicable director in performance of his or her service on our board of directors in 2024 which were reimbursed by us. For Mr. Jain, amounts represent the sum of (i) $992 in travel costs incurred by Mr. Jain in the performance of his service on our board of directors in 2024 which were reimbursed by us and (ii) a one time-cash payment in the amount of $2,300 representing the difference between the exercise price that would have applied to a stock option granted to him in September 2024 in his capacity as an advisor if such stock option had instead been granted in 2021 as agreed, between Mr. Jain and us.

In connection with this offering, we expect to grant each non-employee director who has been serving on our board of directors for at least six months as of the effectiveness of this registration statement an RSU award. Each RSU award will cover a number of shares having a grant date fair value equal to approximately $185,000 and will vest in full on the first anniversary of the effectiveness of this registration statement, subject to the applicable non-employee director’s continued service through the applicable vesting date.

We have adopted a non-employee director compensation program for our non-employee directors (the “Director Compensation Program”), to be effective on the date of effectiveness of the registration statement of which this prospectus is a part.

Pursuant to the Director Compensation Program, our non-employee directors will receive annual cash retainers as set forth in the tables below.

Board Service
Chair		$75,000
Member		$40,000

Additional Committee Service	Chair	Non-Chair
Audit Committee Member	$20,000	$10,000
Compensation Committee Member	$15,000	$7,500
Nominating and Corporate Governance Committee Member	$10,000	$5,000

Annual cash retainers under the Director Compensation Program will be payable in arrears in four equal quarterly installments not later than 30 days following the final day of each calendar quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board of directors.

Directors may elect to receive all or a portion of their cash fees in RSUs, with each such RSU award covering a number of shares calculated by dividing (i) the amount of the annual retainer by (ii) the average per share closing trading price of our common stock over the most recent 30 trading days as of the grant date (“30-day average price”). Such RSUs will be automatically granted on the fifth day of the month following the end of the calendar quarter to which the corresponding director fees were earned and will be fully vested on grant.

Under the Director Compensation Program, unless otherwise provided by our board of directors prior to the commencement of service of an applicable director, each non-employee director who is initially elected or appointed to serve on our board of directors after our initial public offering will automatically be granted that number of RSUs upon the director’s initial appointment or election to our board of directors (the “Initial Grant”), calculated by dividing (i) $370,000 by (ii) the 30-day average price. The Initial Grant will automatically be granted on the date on which such non-employee director commences service on our board of directors and will vest as to one-third of the underlying shares on each of the first three anniversaries of the grant date, subject to continued service through each applicable vesting date.

In addition, each non-employee director who (i) has been serving on our board of directors for at least six months as of an annual meeting following our initial public offering and (ii) will continue to serve on our board of directors following such annual meeting will automatically be granted that number of RSUs upon each annual meeting we have following this offering (the “Annual Grant”), calculated by dividing (i) $185,000 by (ii) the 30-day average price.

The Annual Grant will be automatically granted on the date of the applicable annual meeting and will vest in full on the earlier of the first anniversary of the date of the grant or the date of the next annual meeting, subject to continued service through each applicable vesting date.

Under the Director Compensation Program, non-employee directors will have the opportunity to defer the issuance of shares underlying RSUs granted to them pursuant to the Director Compensation Program until the earliest of a fixed date properly elected by the non-employee director, the non-employee director’s termination of service, or a Change in Control (as defined in the 2025 Plan). Any such deferral election shall be subject to such rules, conditions, and procedures as shall be determined by our board of directors or the compensation committee, in its sole discretion

All equity awards held by non-employee directors under the Director Compensation Program will vest in full upon the consummation of a Change in Control, subject to their continued service through immediately prior to such date.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2022 and any currently proposed transactions to which we were or are expected to be a participant in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

Commercial Arrangements with Cigna and its Affiliates

Our customers, channel partners, and vendors include affiliates of The Cigna Group, which beneficially owns more than 5% of our outstanding capital stock through Cigna Ventures, LLC. Our agreements with affiliates of Cigna Ventures, LLC are negotiated in the ordinary course of business and on an arm’s-length basis.

Customer and Channel Partner Agreements

As described below, we have entered into agreements with affiliates of The Cigna Group that, among other things, provide for the provision of our programs to eligible individuals covered by these affiliates and/or their customers (the “Cigna Group Customer Agreements”).

Ancillary Services Agreement

Our Ancillary Services Agreement with Cigna Health Corporation, as amended from time to time (the “Ancillary Services Agreement”), governs the delivery of Omada for Prevention & Weight Health to self-funded customers that contract through Cigna Health Corporation as a health plan administrator and to certain fully insured populations covered by Cigna Health Corporation as our customer. The Ancillary Services Agreement continues year-to-year, and either party may terminate for convenience (subject to applicable notice) or immediately if the other party becomes insolvent. Cigna Health Corporation may also terminate the Ancillary Services Agreement immediately (or upon longer notice if required by applicable law) if we no longer maintain required licenses, face disciplinary action, or no longer satisfy their credentialing requirements. The Ancillary Services Agreement includes pricing terms, pursuant to which Cigna Health Corporation (for fully insured populations) or a self-funded customer that contracts through Cigna Health Corporation for ASO services as a health plan administrator pays us fees on a monthly basis for members enrolled in Omada for Prevention & Weight Health. The Ancillary Services Agreement also includes a pricing protection mechanism for Cigna Health Corporation, whereby, under certain circumstances, if we agree to lower pricing for certain third-party customers than what applies to certain populations covered by the Ancillary Services Agreement, then as of the time we agree to that lower pricing with the third-party customer, we will prospectively match the lower pricing for future members that enroll in Omada for Prevention & Weight Health from those populations. Additionally, in certain other circumstances, we have agreed to match pricing offered to certain other third-party customers on a prospective basis when those customers compete with Cigna Health Corporation for certain populations covered by the Ancillary Services Agreement. If we collect an unauthorized payment from a customer, Cigna Health Corporation may reimburse that customer and withhold the reimbursement from future payments to us. We also provide service-level performance guarantees and credits for failure to meet such guarantees.

Master Services Agreement

Our Master Services Agreement with Evernorth Health, Inc. (“Evernorth”), as amended from time to time and as supplemented by various statements of work (“SOWs”) (collectively, the “MSA”), governs: (i) the delivery of each of our programs (Omada for Prevention & Weight Health, Omada for Diabetes, Omada for Hypertension, the combined Omada for Diabetes and Hypertension program, and Omada for MSK) to populations covered by Evernorth as our channel partner (the “Evernorth Deployments”); (ii) the delivery of Omada for Diabetes, Omada for Hypertension, and the combined Omada for Diabetes and Hypertension program to self-funded customers that contract through Cigna Corporate Services, LLC, an affiliate of Evernorth, as a channel partner (the “Cigna Diabetes and Hypertension Deployments”); (iii) the delivery of Omada for Prevention & Weight Health for certain self-funded customers and certain fully insured populations contracted for with affiliates of The Cigna Group not covered by the Ancillary Services Agreement described above (the “Additional Cigna Prevention Deployments”); and (iv) the delivery of Omada for Prevention & Weight Health, Omada for Diabetes, Omada for Hypertension, and the combined Omada for Diabetes and Hypertension program to self-funded customers that contract through Allegiance Benefit Plan Management, Inc. (“Allegiance”), an affiliate of Evernorth, as a channel partner (the “Allegiance Deployments”). The termination date of the MSA was December 31, 2024, but the MSA continues beyond such date with respect to any SOW with a later termination date, which, for the Evernorth Deployments of our cardiometabolic programs is January 1, 2026, for the Evernorth Deployments of Omada for MSK is March 8, 2027, and for the Cigna Diabetes and Hypertension Deployments, the Additional Cigna Prevention Deployments, and the Allegiance Deployments is December 31, 2025. Either party may terminate an SOW if the other party materially breaches its obligations (subject to a cure period, unless the breach is uncurable in which case the non-breaching party may terminate immediately). Evernorth may also terminate any SOW for convenience (subject to applicable notice) or immediately if we become insolvent or if Evernorth believes we have breached anti-corruption laws or have failed to cooperate with any audit request. Pursuant to the MSA, Evernorth, Cigna Corporate Services, LLC, and Allegiance pay us fees on a monthly basis for members enrolled in the cardiometabolic programs, and Evernorth pays us fees for members who have received consultations or opted-in to physical therapist-guided treatment plans in Omada for MSK. As part of these payment terms, these entities also facilitate payments to us from their end customers that arrange coverage through those entities as a channel partner. Similar to the Ancillary Services Agreement with Cigna Health Corporation, the SOWs for the Evernorth Deployments and the SOW for the Cigna Diabetes and Hypertension Deployments each includes a pricing protection mechanism for Evernorth and Cigna Corporate Services, LLC, respectively, whereby, under certain circumstances, if we agree to lower pricing for certain third-party customers than what applies to certain populations covered by the SOW, then as of the time we agree to that lower pricing with the third-party customer, we will prospectively match the lower pricing, in the case of the Evernorth Deployments, for customers purchasing or renewing their purchases of the applicable programs thereafter through Evernorth as a channel partner or, in the case of the Cigna Diabetes and Hypertension Deployments, for future members that enroll in the applicable programs from the populations covered by the SOW and subject to the pricing protection. We also provide service-level performance guarantees and credits for failure to meet such guarantees.

Pursuant to the Cigna Group Customer Agreements, affiliates of The Cigna Group made payments to us of $39.2 million, $63.3 million, and $89.9 million in the years ended December 31, 2022, 2023, and 2024, respectively, and $42.8 million since January 1, 2025.

Administrative Services Agreements

We also have agreements with affiliates of The Cigna Group that, among other things, provide for provision of services by such affiliates in connection with the administration of our programs.

Our Administrative Services Agreements, as amended from time to time, with Cigna Health and Life Insurance Company and Allegiance, respectively (collectively, the “Administrative Services Agreements”), provide for the delivery of administrative services by these entities to assist us and facilitate our delivery of the programs and related implementation services to individuals covered under (i) individual or group insurance policies issued by Cigna and (ii) self-funded employee benefit programs sponsored by employers to which Allegiance and Cigna provide ASO services. The Administrative Services Agreements do not have a fixed-year term, and either party may terminate for convenience (subject to applicable notice periods), if the other party fails to timely cure a breach, or upon a date mutually agreed to by the parties. The Administrative Services Agreements will also terminate if a regulatory action prohibits either party’s performance of its obligations. Pursuant to the Administrative Services Agreements, we pay fees that are incurred monthly based on the number of members enrolled in our programs that necessitate the administrative services provided by our partners. There are no express performance-related repayment rights.

Pursuant to the Administrative Services Agreements, we made payments to affiliates of The Cigna Group of $4.3 million, $5.6 million, and $8.6 million in the years ended December 31, 2022, 2023, and 2024, respectively, and $2.1 million since January 1, 2025.

Benefits Agreements

We also have agreements with affiliates of The Cigna Group that provide health benefits to certain of our employees and their eligible dependents. Pursuant to these benefits agreements, we made payments to affiliates of The Cigna Group of $6.0 million, $7.5 million, and $8.6 million in the years ended December 31, 2022, 2023, and 2024, respectively, and $3.7 million since January 1, 2025.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement with the purchasers of our outstanding redeemable convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. Following the consummation of this offering, the holders of approximately 118.1 million shares of our common stock issuable upon the conversion of our outstanding Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E redeemable convertible preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to an amended and restated voting agreement with certain holders of our common stock and redeemable convertible preferred stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated. Upon the consummation of this offering, the amended and restated voting agreement will terminate. For a description of the amended and restated voting agreement, see the section titled “Management—Board Composition—Voting Arrangements.”

Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and redeemable convertible preferred stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Executive Officer and Director Compensation

Please see the section titled “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into offer letters and change in control and severance agreements with our executive officers that, among other things, provide for certain compensatory and change-in-control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Amended and Restated Change in Control and Severance Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section titled “Management—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related-Party Transactions

Our board of directors has adopted a written related-party transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related-party transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of March 31, 2025, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information under the column titled “Beneficial Ownership Prior to this Offering” is based on 143,307,451 shares of our common stock outstanding as of March 31, 2025, including 118,218,801 shares of our common stock resulting from the Preferred Stock Conversion, as if this conversion had occurred as of March 31, 2025. The percentage ownership information under the column titled “Beneficial Ownership After this Offering” assumes the foregoing and the issuance of      shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. In addition, the following table does not reflect any shares of common stock that may be purchased in this offering.

We have determined beneficial ownership according to the rules and regulations of the SEC, and thus it generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security. In addition, shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2025 are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Omada Health, Inc., 500 Sansome Street, Suite 200, San Francisco, California 94111.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
Entities affiliated with U.S. Venture Partners X, L.P.(1)	14,154,090	—	14,154,090	9.9%
Entities affiliated with Andreessen Horowitz(2)	13,843,724	—	13,843,724	9.7%
FMR LLC(3)	13,344,008	—	13,344,008	9.3%
Cigna Ventures, LLC(4)	10,333,889	—	10,333,889	7.2%
Entities affiliated with Revelation Partners(5)	15,624,143	—	15,624,143	10.9%
Entities affiliated aMoon Growth Fund(6)	8,111,747	—	8,111,747	5.7%
Norwest Venture Partners XII, LP(7)	7,593,006	—	7,593,006	5.3%

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Named Executive Officers and Directors:
Sean Duffy(8)	—	3,458,021	3,458,021	2.4%
Steve Cook(9)	—	1,033,457	1,033,457	*
Wei-Li Shao(10)	—	1,737,296	1,737,296	1.2%
Jeryl Hilleman(11)	—	626,666	626,666	*
Anne Beal, M.D., M.P.H.(12)	—	50,000	50,000	*
Trevor Fetter(13)	333,600	361,457	695,057	*
Sachin Jain, M.D.(14)	—	78,750	78,750	*
Julie Klapstein(15)	—	68,750	68,750	*
Jonathan Root, M.D.(16)	14,154,090	—	14,154,090	9.9%
Adam Stavisky(17)	—	68,750	68,750	*
All current directors and executive officers as a group (10 persons)(18)	14,487,690	7,483,147	21,970,837	14.6%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)

Consists of (i) 13,715,314 shares of common stock held by U.S. Venture Partners X, L.P. and (ii) 438,776 shares of common stock held by USVP X Affiliates, L.P. (together with U.S. Venture Partners X, L.P., the “USVP X Funds”). Presidio Management Group X, L.L.C. (“PMG X”), the general partner of the USVP X Funds, has sole voting and dispositive power with respect to the shares held by the USVP X Funds. Dr. Jonathan Root, a member of our board of directors, Irwin Federman, Steven Krausz, Richard Lewis, and Casey Tansey are the managing members of PMG X, who may be deemed to share voting and dispositive power over the shares held by the USVP X Funds, and disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address for each of these entities and individuals is 1460 El Camino Real, Suite 100, Menlo Park CA 94025.

(2)

Consists of (i) 1,211,916 shares of common stock held of record by AH Parallel Fund IV, L.P., for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B, L.P., and AH Parallel Fund IV-Q, L.P. (collectively, the “AH Parallel Fund IV Entities”), and (ii) 12,631,808 shares of common stock held of record by Andreessen Horowitz Fund IV, L.P., for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P., and Andreessen Horowitz Fund IV-Q, L.P. (collectively, the “AH Fund IV Entities”). AH Equity Partners IV (Parallel), L.L.C. (“AH EP IV Parallel”) is the general partner of the AH Parallel Fund IV Entities. The managing members of AH EP IV Parallel are Marc Andreessen and Ben Horowitz. AH EP IV Parallel has sole voting and dispositive power with regard to the shares held by the AH Parallel Fund IV Entities. AH Equity Partners IV, L.L.C. (“AH EP IV”) is the general partner of the AH Fund IV Entities. The managing members of AH EP IV are Marc Andreessen and Ben Horowitz. AH EP IV has sole voting and dispositive power with respect to the shares held by the AH Fund IV Entities. The address for each of these entities and individuals is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(3)

Consists of (i) 2,153,073 shares of common stock held by Fidelity Select Portfolios: Health Care Portfolio, (ii) 1,456,953 shares of common stock held by Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund, (iii) 597,550 shares of common stock held by Fidelity Central Investment Portfolios LLC: Fidelity U.S. Equity Central Fund – Health Care Sub, (iv) 281,490 shares of common stock held by Variable Insurance Products Fund IV: VIP Health Care Portfolio, (v) 2,182,939 shares of common stock held by Fidelity Select Portfolios: Select Medical Technology and Devices Portfolio, (vi) 435,062 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (vii) 2,558,060 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (viii) 3,042,330 shares of common stock held by Fidelity Growth Company Commingled Pool, and (ix) 636,551 shares of common stock held by Fidelity Mt. Vernon Street Trust : Fidelity Growth Company K6 Fund. These funds and accounts are managed by direct or indirect subsidiaries of FMR LLC. The shares held by these funds and accounts are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)

Consists of 10,333,889 shares of common stock held by Cigna Ventures, LLC (“Cigna Ventures”). Cigna Ventures is a wholly owned subsidiary of The Cigna Group and The Cigna Group may be deemed to have sole voting and dispositive power with respect to the shares held by Cigna Ventures. The address for each of these entities is 900 Cottage Grove Road, Bloomfield, CT 06002.

(5)

Consists of (i) 2,408,553 shares of common stock held by Revelation Healthcare Fund II, L.P., (ii) 2,450,980 shares of common stock held by Revelation Alpine, L.P., (iii) 1,478,672 shares of common stock held by Revelation Alpine, LLC, and (iv) 9,285,938 shares of common stock held by Revelation Healthcare Fund IV, L.P (collectively, the “Revelation Funds”). Revelation Healthcare Fund II GP, LLC is the general partner of Revelation Healthcare Fund II GP, L.P., which is the general partner of Revelation Healthcare Fund II, L.P. Revelation Alpine GP, LLC is the general partner of Revelation Alpine, L.P. and the manager of Revelation Alpine, LLC. Revelation Healthcare Fund IV GP, LLC is the general partner of Revelation Healthcare Fund IV GP, L.P., which is the general partner of Revelation Healthcare Fund IV, L.P. Scott Halsted and Michael Boggs are the managing members of Revelation Healthcare Fund II GP, LLC, Revelation Alpine GP, LLC, and Revelation Healthcare Fund IV GP, LLC and in such capacity make investment and voting decisions on behalf of the Revelation Funds. The address for each of these entities and individuals is 300 Turney Street, 2nd Floor, Sausalito, CA 94965.

(6)

Consists of (i) 4,055,872 shares of common stock held by aMoon Growth Fund II, L.P. and (ii) 4,055,875 shares of common stock held by aMoon Growth Fund Limited Partnership. aMoon Growth II General Partner Limited is the sole general partner of aMoon Growth Fund II G.P., L.P., which is the sole general partner of aMoon Growth Fund II, L.P. aMoon General Partner Limited is the sole general partner of aMoon Growth Fund G.P. Limited Partnership, which is the sole general partner of aMoon Growth Fund Limited Partnership. Dr. Yair Schindel is the sole director and shareholder of aMoon Growth II General Partner Limited and aMoon General Partner Limited and, as a result, may be deemed to share voting and dispositive power with respect to the shares held by aMoon Growth Fund II, L.P. and aMoon Growth Fund Limited Partnership. Dr. Schindel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for each of these entities is 34 Jerusalem Road, Beit Gamla B, Ra’anana, Israel.

(7)

Consists of 7,593,006 shares of common stock held by Norwest Venture Partners XII, L.P. (“NVP XII”). Genesis VC Partners XII, LLC (“Genesis XII”) is the general partner of NVP XII and NVP Associates, LLC (“NVP Associates”) is the managing member of Genesis XII. Genesis XII, NVP Associates and Jeffrey Crowe, and Jon E. Kossow, as co-chief executive officers of NVP Associates, may be deemed to share voting and dispositive power over the shares held by NVP XII. Each of Genesis XII, NVP Associates, and Messrs. Crowe and Kossow disclaims beneficial ownership of the securities held by NVP XII, except to the extent of its or his pecuniary interest therein. The address for each of these entities and individuals is 1300 El Camino Real, Suite 200, Menlo Park, CA 94025.

(8)	Consists of 3,458,021 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(9)	Consists of 1,033,457 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(10)	Consists of 1,737,296 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(11)	Consists of 626,666 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(12)	Consists of 50,000 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(13)

Consists of (i) 333,600 shares of common stock held by a limited liability company of which Mr. Fetter is the sole member and (ii) 361,457 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.

(14)	Consists of 78,750 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(15)	Consists of 68,750 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(16)

Consists of the shares described in footnote (1) above. Dr. Jonathan Root, a member of our board of directors, is a managing member of PMG X, the general partner of the USVP X Funds, and, therefore, may be deemed to share voting and dispositive power with respect to the shares described in footnote (1) above. Dr. Root disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(17)	Consists of 68,750 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(18)

Includes (i) 14,487,690 shares of common stock beneficially owned by our current directors and executive officers and (ii) 7,483,147 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws, and the amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 750,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares

As of March 31, 2025, we had    shares of common stock outstanding, held of record by 567 stockholders, after giving effect to the Preferred Stock Conversion and the Series D Warrant Exercise.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The election of directors by our stockholders shall be determined by a plurality of the votes cast, and our stockholders do not have cumulative voting rights in the election of directors. Other matters shall be generally decided by the affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) on such matter. In addition, the affirmative vote of holders of at least 66 2/3% of the outstanding voting power of all of our then-outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, including the provisions relating to amending our amended and restated bylaws, the classified board, and director and officer liability.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking-fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Redeemable Convertible Preferred Stock

As of March 31, 2025, we had outstanding shares of our Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E redeemable convertible preferred stock convertible into an aggregate of 118,218,801 shares of our common stock.

Dividends

Holders of our Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E redeemable convertible preferred stock are entitled to receive noncumulative dividends prior and in preference to dividends declared on our common stock at a rate of $0.0321, $0.0710, $0.1897, $0.2245, $0.3022, $0.3597, and $0.3597, respectively, per annum per share. Dividends are payable only when and if declared by our board of directors and shall be paid pro rata, on an equal priority, pari passu basis according to the respective dividend preferences of each class of our redeemable convertible preferred stock.

Conversion

Each share of our Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E redeemable convertible preferred stock is convertible at the stockholder’s option at any time into a number of shares of common stock determined by dividing the original issue price by the then-current conversion price for such series. The initial conversion price is the original issue price and is subject to adjustment for broad-based anti-dilution, stock splits, stock dividends, and other equivalent adjustments.

Liquidation

In the event of any liquidation or winding up of our business, whether voluntary or involuntary, the holders of our redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution to the holders of our common stock, an amount per share equal to the sum of the applicable original issue price for such series of redeemable convertible preferred stock, together with any declared but unpaid dividends. If, upon such occurrence, the proceeds thus distributed among the holders of our redeemable convertible preferred stock are insufficient to permit the payment of such holders of the full aforesaid preferential amounts, then the entire proceeds legally available for distribution will be distributed pro rata, on an equal priority, pari passu among the holders of the redeemable convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

Redemption

The holders of our redeemable convertible preferred stock have no voluntary rights to redeem shares.

For additional discussion of our redeemable convertible preferred stock, see Note 9 to our consolidated financial statements included elsewhere in this prospectus.

Immediately prior to the completion of this offering, all of our currently outstanding shares of redeemable convertible preferred stock will convert into common stock, and we will not have any preferred shares outstanding. In addition, immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of redeemable convertible preferred stock.

Preferred Stock

Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of March 31, 2025, 36,750,483 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $2.44 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of March 31, 2025:

Underlying Class of Stock	Issue Date	Number of Shares of Preferred Stock Exercisable Prior to this Offering	Number of Shares of Common Stock Underlying Warrants on an As-Converted Basis	Exercise Price per Share	Expiration Date
Common Stock	8/29/2017	130,262	130,262	$1.08	8/29/2027
Series B Redeemable Convertible Preferred Stock	5/20/2015	118,363	118,363	$1.18	5/19/2025
Series D Redeemable Convertible Preferred Stock	5/18/2020	660,000	660,000	$5.04	5/18/2030

Common Stock Warrants

The warrants to purchase an aggregate of 130,262 shares of our common stock at an exercise price of $1.08 per share will be automatically cashless exercised upon the expiration date or if we are acquired. The warrants will remain outstanding following the completion of this offering.

Series B Redeemable Convertible Preferred Stock Warrants

The warrants to purchase an aggregate of 118,363 shares of our Series B redeemable convertible preferred stock at an exercise price of $1.18 per share will be automatically cashless exercised upon the expiration date or if we are acquired.

Series D Redeemable Convertible Preferred Stock Warrants

The warrants to purchase an aggregate of 660,000 shares of our Series D redeemable convertible preferred stock at an exercise price of $5.04 per share will be automatically cashless exercised upon the expiration date, a qualified initial public offering, or if we are acquired. Immediately prior to the completion of this offering, the warrants to purchase shares of our Series D redeemable convertible preferred stock will be automatically cashless exercised into shares of Series D redeemable convertible preferred stock and subsequently converted into shares of common stock.

Registration Rights

Upon the completion of this offering and subject to the market standoff agreements or lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our redeemable convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback, and Form S-3 registration rights described below will terminate upon (1) the date five years after the consummation of this offering or (2) with respect to each stockholder, the earliest of such date, on or after the completion of this offering, on which all (a) registrable shares held by such stockholder may immediately be sold during a 90-day period pursuant to Rule 144 of the Securities Act, or Rule 144, and (b) one percent or less of our outstanding common stock and all registrable shares held by such stockholder can be sold in any three month period without registration in compliance with Rule 144.

Demand Registration Rights

Upon the completion of this offering, holders of up to approximately 118.1 million shares of our registrable securities will be entitled to certain demand registration rights. The holders of not less than 30% of registrable securities may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. If such holders exercise their demand registration rights, then holders of approximately 118.1 million shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock will be entitled to register their shares, subject to specified conditions and limitations in the corresponding offering.

Piggyback Registration Rights

In connection with this offering, holders of up to approximately 118.1 million shares of our registrable securities are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Upon the completion of this offering, the holders of up to approximately 118.1 million shares of our registrable securities will initially be entitled to certain Form S-3 registration rights. Such holders may, with respect to not more than two such registrations within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with aggregate proceeds, net of underwriting discounts and commissions, which equal or exceed $3.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences, and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors, divided as nearly as equal in number as possible;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors constituting the board, and not by our stockholders; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in control or management of our company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims (including by making it more costly for stockholders to bring such claims), although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Limitation on Liability and Indemnification

For a discussion of liability and indemnification, see the section titled “Management—Limitation on Liability and Indemnification Matters.”

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “OMDA.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, 22nd Floor, New York, New York 10005.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 31, 2025, upon the completion of this offering and assuming (i) the Preferred Stock Conversion, (ii) the Series D Warrant Exercise, (iii) no exercise of the underwriters’ option to purchase additional shares of our common stock, and (iv) no exercise of outstanding options or warrants, except in connection with the Series D Warrant Exercise, we will have outstanding an aggregate of    shares of common stock.

Of these shares, all of the      shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act (“Rule 144”) or subject to lock-up or market standoff agreements. All remaining shares of common stock held by existing stockholders will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act (“Rule 701”), which rules are summarized below.

As a result of the lock-up agreements and market standoff agreements described below and subject to the provisions of Rule 144 and Rule 701, based on the number of shares of our common stock outstanding (calculated as of March 31, 2025, on the basis of the assumptions described above), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate number of shares	First date available for sale into public market
shares

The date that is 180 days after the date of this prospectus, upon expiration of the restricted period (as defined under “—Lock-Up Agreements/Market Standoff Agreements”), subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701; provided that if such date is scheduled to occur during, or within five trading days prior to, a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy (a “Blackout Period”), then the date that is ten trading days prior to the commencement of such Blackout Period.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event that any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under the 2025 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, market standoff agreements, a registration statement under the Securities Act, or an exemption from registration, including Rule 144 and Rule 701. For example, pursuant to certain exceptions to the lock-up agreements, certain shares of our common stock will be eligible for sale in the open market during the restricted period in sell-to-cover transactions in order to satisfy tax withholding obligations incurred in connection with the vesting and settlement of RSUs. We expect the settlement of these RSUs to begin on     , 2025 and to vest on a schedule based on the date of the effectiveness of the registration statement of which this prospectus is a part. Assuming an offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we expect that approximately      shares of our common stock will be eligible for sale in the open market in connection with the satisfaction of such tax withholding obligations. The exact number of shares of our common stock eligible for sale in the open market in connection with such tax withholding obligations may differ based on our stockholders’ personal tax rates.

Rule 144

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements and market standoff agreements described below, if applicable) without complying with the manner of sale, volume limitations, or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements and market standoff agreements described below, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements or market standoff agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately      shares of common stock immediately upon the completion of this offering (calculated as of March 31, 2025 on the basis of the assumptions described above); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement or market standoff agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreements or market standoff agreements referred to below, if applicable).

Lock-Up Agreements/Market Standoff Agreements

In connection with this offering, we, our directors, our executive officers, and the record holders of substantially all of our outstanding securities have entered or will enter into lock-up agreements with the underwriters or are subject to market standoff agreements with us. In particular, we, our directors, our executive officers, and certain other record holders that together represent approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exercisable or exchangeable for our common stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending (i) 180 days after the date of this prospectus or, (ii) if the period ending 180 days after the date of this prospectus is scheduled to end during, or within five trading days prior to, a Blackout Period, then the date that is ten trading days prior to the commencement of such Blackout Period (such period, the “restricted period”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Furthermore, (i) an additional approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed to not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock held immediately prior to the effectiveness of this registration statement, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common stock during the restricted period and (ii) an additional approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock are subject to restrictions contained in market standoff agreements with us that include restrictions on the sale, transfer, or other disposition of shares during the restricted period. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, and employees. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our common stock.

We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the restricted period without the prior consent of the representatives on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to be released under the form of lock-up agreement with the underwriters signed by our directors, executive officers, and certain other record holders of our securities as described herein.

The lock-up agreements and market standoff agreements described above are subject to a number of exceptions. See the section titled “Underwriters” for information about these exceptions and a further description of these agreements. Following the expiration of the restricted period and subject to the limitations discussed above, all of the shares of our common stock that are not restricted securities and are not held by our “affiliates” as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

Upon the completion of this offering, the holders of approximately 118.1 million shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements/Market Standoff Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. See the section titled “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock subject to issuance upon the exercise of outstanding stock options under the 2011 Plan and reserved for issuance under the 2025 Plan and the ESPP. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations, vesting restrictions, and the lock-up agreements and market standoff agreements described above, if applicable.

Rule 10b5-1 Trading Plans

In connection with and/or following the closing of this offering, certain of our officers, directors, and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these Rule 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director, or stockholder when entering into the plan, without further direction from such officer, director, or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director, or stockholder in connection with this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the alternative minimum tax and the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income and FATCA withholding, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which gain may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations and other administrative guidance issued thereunder (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Evercore Group LLC
Canaccord Genuity LLC
NCMG LLC
Needham & Company, LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $  per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to    additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per-share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $    . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $75,000.

The underwriters have informed us that they do not intend to make sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “OMDA”.

In connection with this offering, we, our directors, our executive officers, and the record holders of substantially all of our outstanding securities have entered or will enter into lock-up agreements with the underwriters or are subject to market standoff agreements with us. In particular, we, our directors, our executive officers, and certain other record holders that together represent approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exercisable or exchangeable for our common stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending (i) 180 days after the date of this prospectus or (ii) if the period ending 180 days after the date of this prospectus is scheduled to end during, or within five trading days prior to, a Blackout Period, then the date that is ten trading days prior the commencement of such Blackout Period (such period, the “restricted period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

(2) file any registration statement with the U.S. Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

(3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Furthermore, (i) an additional approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed to not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock held immediately prior to the effectiveness of this registration statement, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common stock during the restricted period and (ii) an additional approximately  % of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock are subject to restrictions contained in market standoff agreements with us that include restrictions on the sale, transfer, or other disposition of shares during the restricted period. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, and employees. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our common stock.

We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the restricted period without the prior consent of the representatives on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors, executive officers, and certain other record holders of our securities as described herein.

The restrictions imposed by the lock-up agreements and market standoff agreements are subject to certain exceptions, including with respect to:

(a) transactions relating to shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock acquired in this offering or in open market or other transactions after the completion of this offering;

(b) transfers of shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock (i) as a bona fide gift or charitable contribution (including any pledge or similar commitment to donate shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock and/or proceeds from the sale of shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock pursuant to a charitable contribution) or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document, or intestate succession, (iii) to an immediate family member of the lock-up party or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, (iv) if the lock-up party is a trust, to any trustor or beneficiary of the lockup party or the estate of any such beneficiary, (v) to a partnership, limited liability company, or other entity of which the lock-up party or an immediate family member of the lock-up party is the legal and beneficial owner of all of the outstanding equity securities or similar interests or (vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b)(i) through (b)(v) above;

(c) if the lock-up party is a corporation, partnership, limited liability company, trust, or other business entity, distributions, transfers, or dispositions of shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock (i) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing, or managed by the lock-up party or affiliates of the lock-up party, or (ii) as part of a distribution, transfer, or disposition by the lock-up party to its stockholders, current or former partners (general or limited), members, beneficiaries, or other equity holders, or to the estates of any such stockholders, partners, beneficiaries, or other equity holders;

(d) the transfer of shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock to us upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such securities, options, or warrants (and any transfer to us necessary in respect of such amount needed for the payment of taxes, including estimated taxes, due as a result of such exercise whether by means of a “net settlement” or otherwise) so long as such “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding securities, options, or warrants (or the common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations;

(e) the sale or other transfer of the lock-up party’s shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock or a broker-assisted sale or cashless exercise to satisfy any tax obligations or payments (including the payment of exercise prices) due as a result of the exercise of stock options that will expire during the restricted period (including, if the lock-up party is an employee, consultant, director, or other service provider of ours, as a result of the termination of the lock-up party’s employment or service with us);

(f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock, provided that such trading plan does not provide for transfers during the restricted period;

(g) the transfer of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

(h) the conversion of our outstanding preferred stock or warrants to acquire our preferred stock into shares of our common stock or warrants to acquire shares of our common stock prior to or in connection with the consummation of this offering, or the conversion, exchange, or reclassification of any shares of any class of our common stock into shares of common stock;

(i) the transfer of shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock in connection with a bona fide third-party tender offer, merger, consolidation, or other similar transaction, that is approved by our board of directors, made to all holders of our capital stock involving a change of control;

(j) any transfer of shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for our common stock to us pursuant to arrangements under which we have the option to repurchase such shares or securities or a right of first refusal with respect to such securities or to us from an employee, consultant, director, or other service provider upon death, disability, or termination of employment or service of such employee, consultant, director, or other service provider;

(k) the conversion of warrants to purchase shares of our common stock that are outstanding as of the date of this prospectus into shares of our common stock prior to or in connection with the consummation of this offering; and

(l) sales in open market transactions during the restricted period to generate such amount of net proceeds to the lock-up party from such sales (after deducting commissions) in an aggregate amount up to the total amount of taxes or estimated taxes (as applicable) that become due as a result of the vesting and/or settlement of our equity awards held by the lock-up party and issued pursuant to a plan or arrangement described in this prospectus that vest and/or settle during the restricted period.

The restrictions on issuances by us during the restricted period are subject to certain exceptions, including with respect to:

(a) the sale of shares to the underwriters;

(b) the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of, and described in, this prospectus;

(c) facilitating the establishment of a trading plan on behalf of our stockholders, officers, or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock;

(d) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of common stock or securities convertible into or exercisable for common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan or non-employee director compensation plan or program in effect as of the completion of this offering and described in this prospectus;

(e) our sale or issuance of, or entry into an agreement to sell or issue, shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock in connection with one or more mergers, acquisitions of securities, businesses, property, or other assets, products, or technologies, joint ventures, commercial relationships, or other strategic corporate transactions or alliances; provided that the aggregate amounts of common stock or any securities convertible into or exercisable or exchangeable for common stock (on an asconverted, as-exercised, or as-exchanged basis) shall not exceed 7.5% of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering on a fully-diluted basis; and

(f) our filing of any registration statement on Form S-8 (or a successor form) relating to the issuance, vesting, exercise, or settlement of equity awards granted or to be granted pursuant to any employee benefit plan as in effect on the date of the underwriting agreement and described in prospectus.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements with the underwriters or the market standoff agreements with us described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of common stock shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock which has been approved by the Financial Conduct Authority, except that the common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”);

provided that no such offer of the common stock shall require our company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, or, all such persons together being referred to as relevant persons, or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FMSA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

Notice to Prospective Investors in the Dubai International Financial Centre (the “DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the

United Arab Emirates (and the DIFC) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, or the DFSA.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, Exempt Investors.

The common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the common stock, offer, transfer, assign, or otherwise alienate those common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures

Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, whether directly or indirectly, to any person in Singapore other than:

(i)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(ii)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA,

b)	where no consideration is or will be given for the transfer,

c)	where the transfer is by operation of law,

d)	as specified in Section 276(7) of the SFA, or

e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Bermuda

The shares of common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”), pursuant to resolution number 2-11-2004 dated October 4, 2004, as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares of common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea (the “FSCMA”), and the decrees and regulations thereunder and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the common stock may be offered, sold, or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea (the “FETL”), and the decrees and regulations thereunder. The common stock has not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the common stock. By the purchase of the common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the common stock pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Taiwan

The common stock has not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the common stock in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”), is being made in connection with the issue of the common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of common stock are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1)(a)	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv), or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi), or

Section 96 (1)(b)

the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Redwood City, California.

EXPERTS

The financial statements of Omada Health, Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 25, 2024, PricewaterhouseCoopers LLP (“PwC”) resigned as our independent auditor because PwC was not independent under the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”). On February 9, 2024, the Audit Committee approved the engagement of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm to audit our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 under the standards of the Public Company Accounting Oversight Board.

The report of PwC on our consolidated financial statements as of and for the year ended December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. PwC resigned prior to completing its audit of the consolidated financial statements for the year ended December 31, 2023.

During the years ended December 31, 2022 and 2023 and the subsequent interim period through January 25, 2024, there were:

•

no “disagreements” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements, and

•	no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

We have provided a copy of this disclosure to PwC and requested that they furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of the letter will be filed as an exhibit to the registration statement of which this prospectus is a part.

During the years ended December 31, 2022 and 2023 and the subsequent interim period through February 9, 2024, when we engaged Deloitte, we did not consult with Deloitte with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements, and no written report or oral advice of Deloitte was provided that was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or any “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.omadahealth.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it is a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our common stock.

OMADA HEALTH, INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Quarterly Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of December 31, 2024 and March 31, 2025	F-39

Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2024 and 2025	F-40

Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the three months ended March 31, 2024 and 2025	F-41

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2024 and 2025	F-42

Notes to Unaudited Condensed Consolidated Financial Statements	F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Omada Health, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Omada Health, Inc. and its subsidiary (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

March 14, 2025

We have served as the Company’s auditor since 2024.

OMADA HEALTH, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per-share data)

	As of December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$115,643	$76,392
Accounts receivable, net(1)	16,372	23,417
Inventory	3,614	3,296
Deferred commissions, current	2,166	3,017
Prepaid expenses and other current assets	5,084	6,937

Total current assets	142,879	113,059
Property and equipment, net	4,423	5,625
Operating lease right-of-use asset	1,175	447
Deferred commissions, non-current	6,462	9,214
Intangible assets, net	6,270	4,263
Goodwill	13,240	13,240
Other assets	631	5,044

Total assets	$175,080	$150,892

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,621	$4,168
Accrued expenses and other current liabilities(2)	24,497	29,840
Operating lease liability, current	787	415
Deferred revenue(3)	14,885	19,530

Total current liabilities	43,790	53,953
Long term debt	29,382	29,771
Warrant liabilities, non-current	2,470	2,252
Operating lease liability, non-current	411	—
Other liabilities, non-current	105	285

Total liabilities	76,158	86,261

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.001 par value; 120,689 shares authorized as of December 31, 2023 and 2024; 118,219 shares issued and outstanding as of December 31, 2023 and 2024; aggregate liquidation preference of $455,588 as of December 31, 2023 and 2024, net of issuance costs	449,034	449,034
Stockholders’ deficit
Common stock, $0.001 par value; 181,500 shares authorized as of December 31, 2023 and 2024; 22,165 and 24,473 shares issued and outstanding as of December 31, 2023 and 2024, respectively	22	24
Additional paid-in capital	46,695	59,539
Accumulated deficit	(396,829)	(443,966)

Total stockholders’ deficit	(350,112)	(384,403)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$175,080	$150,892

(1)	Includes amounts from a related party of $8.1 million and $13.2 million as of December 31, 2023 and 2024, respectively.
(2)	Includes amounts from a related party of $1.5 million and $2.2 million as of December 31, 2023 and 2024, respectively.
(3)	Includes amounts from a related party of $9.2 million and $13.2 million as of December 31, 2023 and 2024, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OMADA HEALTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per-share data)

	Year Ended December 31,
	2023	2024
Revenue
Services(1)	$114,531	$157,789
Hardware(2)	8,253	12,011

Total revenue	122,784	169,800
Cost of revenue
Services(3)	36,735	42,520
Hardware	16,078	24,403

Total cost of revenue	52,813	66,923

Gross profit	69,971	102,877

Operating expenses
Research and development(4)	33,738	35,923
Sales and marketing(5)	66,249	68,053
General and administrative(6)	35,981	42,555

Total operating expenses	135,968	146,531

Operating loss	(65,997)	(43,654)
Other expense, net
Interest expense	4,705	4,506
Interest income	(5,775)	(805)
Change in fair value of warrant liabilities	1,048	(218)
Loss on debt extinguishment	1,536	—

Total other expense, net	1,514	3,483

Loss before provision for income taxes	(67,511)	(47,137)
Provision for income taxes	—	—

Net loss and comprehensive loss	$(67,511)	$(47,137)

Net loss per share—basic and diluted	$(3.17)	$(2.03)

Weighted-average shares outstanding—basic and diluted	21,273	23,164

(1)	Includes amounts from a related party of $62.9 million and $88.0 million for the years ended December 31, 2023 and 2024, respectively.
(2)	Includes amounts from a related party of $4.4 million and $6.5 million for the years ended December 31, 2023 and 2024, respectively.
(3)	Includes amounts from a related party of $2.8 million and $3.4 million for the years ended December 31, 2023 and 2024, respectively.
(4)	Includes amounts from a related party of $1.5 million and $1.7 million for the years ended December 31, 2023 and 2024, respectively.
(5)	Includes amounts from a related party of $10.8 million and $15.2 million for the years ended December 31, 2023 and 2024, respectively.
(6)	Includes amounts from a related party of $1.1 million and $1.1 million for the years ended December 31, 2023 and 2024, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OMADA HEALTH, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable Convertible Preferred		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	118,129	$448,777	20,932	$21	$36,125	$(329,318)	$(293,172)
Issuance of Series A redeemable convertible preferred stock upon exercise of warrants	90	257	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,233	1	1,754	—	1,755
Share-based compensation expense	—	—	—	—	8,816	—	8,816
Net loss and comprehensive loss	—	—	—	—	—	(67,511)	(67,511)

Balance as of December 31, 2023	118,219	$449,034	22,165	$22	$46,695	$(396,829)	$(350,112)
Issuance of common stock upon exercise of stock options	—	—	2,308	2	3,327	—	3,329
Share-based compensation expense	—	—	—	—	9,517	—	9,517
Net loss and comprehensive loss	—	—	—	—	—	(47,137)	(47,137)

Balance as of December 31, 2024	118,219	$449,034	24,473	$24	$59,539	$(443,966)	$(384,403)

The accompanying notes are an integral part of these consolidated financial statements.

OMADA HEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2023	2024
Operating activities
Net loss	$(67,511)	$(47,137)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,448	4,803
Share-based compensation	8,740	9,420
Loss on debt extinguishment	1,536	—
Loss on disposal of property and equipment	151	2
Amortization of debt issuance costs	416	389
Non-cash operating lease expense	683	728
Change in fair value of warrants	1,048	(218)
Provision for credit losses(1)	452	1,760
Amortization of deferred commissions	1,799	2,643
Changes in operating assets and liabilities:
Accounts receivable(2)	(5,337)	(8,805)
Inventory	(74)	318
Prepaid expenses and other current assets	(1,490)	(1,853)
Deferred commissions	(3,699)	(6,422)
Other non-current assets	213	409
Accounts payable	(286)	399
Operating lease liabilities	(716)	(783)
Accrued expenses and other current liabilities(3)	8,342	5,343
Deferred revenue(4)	1,442	4,645
Other non-current liabilities	105	180

Net cash used in operating activities	(49,738)	(34,179)

Investing activities
Purchases of property and equipment	(416)	(596)
Capitalized internal-use software costs	(2,505)	(3,267)

Net cash used in investing activities	(2,921)	(3,863)

Financing activities
Proceeds from issuance of debt	30,963	—
Payment of long term debt financing	(30,000)	—
Payment of debt issuance costs	(1,805)	—
Payment of debt extinguishment costs	(623)	—
Proceeds from issuance of common stock	1,755	3,329
Payment of deferred offering costs	(111)	(4,538)

Net cash provided by (used in) financing activities	179	(1,209)

Net decrease in cash and cash equivalents	(52,480)	(39,251)
Cash and cash equivalents at beginning of period	168,123	115,643

Cash and cash equivalents at end of period	$115,643	$76,392

(1)	Includes changes in related party balances of $0.2 million and $0.2 million for the years ended December 31, 2023 and 2024, respectively.
(2)	Includes changes in related party balances of $3.8 million and $5.3 million for the years ended December 31, 2023 and 2024, respectively.
(3)	Includes changes in related party balances of $0.5 million and $0.7 million for the years ended December 31, 2023 and 2024, respectively.
(4)	Includes changes in related party balances of $2.2 million and $3.9 million for the years ended December 31, 2023 and 2024, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OMADA HEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2023	2024
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,095	$3,854
Supplemental disclosures of non-cash investing and financing activities:
Unpaid property and equipment included in accounts payable	26	65
Net share settlement of redeemable convertible preferred stock warrant in connection with Series A warrant exercise	257	—
Unpaid deferred offering costs included in accounts payable	23	131
Share-based compensation expense capitalized in internal-use software	76	97

The accompanying notes are an integral part of these consolidated financial statements.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Omada Health, Inc.’s (together with its subsidiary and consolidated professional corporation, the “Company” or “Omada”) mission is to bend disease curves. As part of that mission, the Company strives to inspire and enable people to make lasting health changes on their own terms. The Company delivers virtual care between doctor’s visits, providing an engaging, personalized, and integrated experience for its members that is designed to improve their health while delivering value for its customers and channel partners, including employers, health plans, health systems, and pharmacy benefits managers (“PBMs”). The Company offers cardiometabolic programs for prediabetes, diabetes, and hypertension; a physical therapy program to address musculoskeletal (“MSK”) conditions; additional support for members taking glucagon-like peptide-1 agonists (“GLP-1”) in our cardiometabolic programs (“GLP-1 Care Tracks”); and behavioral health support across all programs. The Company was incorporated in the State of Delaware in April 2011 and is headquartered in San Francisco, California.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Omada Health, Inc., its subsidiary, Physera, Inc., and a professional corporation, Physera Physical Therapy Group, PC (“PPTG” or the “professional corporation”), which was determined to be a variable interest entity (“VIE”) for which Omada is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entity

Some jurisdictions have laws that prohibit business entities, such as Omada, from practicing physical therapy, employing physical therapists, exercising control over certain decisions by physical therapists (collectively known as the corporate practice of physical therapy), or engaging in certain arrangements with physical therapists, such as fee-splitting. The Company operates in accordance with these restrictions by holding a variable interest through a long-term management agreement in a professional corporation, which is owned and operated by physical therapists and which engages in provision of physical therapy and contracts with physical therapists and other healthcare practitioners duly licensed to practice and provide physical therapy services and treatment. The most recent long-term management agreement commenced in January 2022, has an initial term of ten years, and is automatically renewable for successive periods of five-year terms unless terminated by either party for cause.

The management agreement is not terminable by the professional corporation during the initial term, except in the case of material breach or bankruptcy of Omada. The professional corporation is considered a VIE since it does not have sufficient equity to finance its activities without additional subordinated financial support. An enterprise having a controlling financial interest in a VIE must consolidate the VIE if it is considered the primary beneficiary, which is described as having both (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE. Through the management agreement and the Company’s relationship with the stockholders of the professional corporation, the Company has exclusive authority over all non-medical decision making related to the ongoing business operations of the professional corporation. Based on the provisions of the agreements with the professional corporation, the Company consolidated the VIE at inception, and upon reconsideration events, as the Company is considered the primary beneficiary as the Company has control over the operations of the VIE, provides full financial and management support, and takes all residual benefits and

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

bears all residual losses from its operations. The Company will perform on-going reassessments of the VIE based on any reconsideration events to reevaluate whether a change to the consolidation conclusion is required each reporting period.

The consolidated balance sheets as of December 31, 2023 and 2024 include assets of the consolidated VIE, which can only be used to settle obligations of the VIE, and liabilities of the consolidated VIE. As of December 31, 2023, after the elimination of intercompany transaction balances, assets of the consolidated VIE totaled $1.0 million, and liabilities of the consolidated VIE totaled $1.6 million. As of December 31, 2024, after the elimination of intercompany transaction balances, assets of the consolidated VIE totaled $0.9 million, and liabilities of the consolidated VIE totaled $0.2 million.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting period. The Company’s significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, determining standalone selling price for performance obligations in contracts with customers and variable consideration, the period of benefit for deferred commissions, the fair value of common stock warrants, the fair value of redeemable convertible preferred stock warrants, the valuation and assumptions underlying share-based compensation including the per-share fair value of the Company’s common stock, the assessment of useful life and recoverability of long-lived assets, the valuation of deferred tax assets, reserves for uncertain tax positions, and the incremental borrowing rate used in the Company’s operating lease calculations. By their nature, estimates are subject to an inherent degree of uncertainty and actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from those estimates or assumptions.

Segment and Geographic Information

The Company considers operating segments to be components of the Company in which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM for the Company is the Chief Executive Officer. The CODM reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company’s performance. The Company has determined that it has one operating and reportable segment (refer to Note 14 for additional information).

Concentration of Credit Risk and Significant Customers and Channel Partners

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company holds cash at major financial institutions that often exceed Federal Deposit Insurance Corporation insured limits. The Company manages its credit risk associated with cash concentrations by concentrating its cash deposits in high quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The carrying value of cash approximates fair value. Historically, the Company has not experienced any losses due to such cash concentrations.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of credit risk with respect to accounts receivable are primarily limited to certain customers and channel partners to which the Company makes substantial sales. Significant customers and channel partners are those which represent 10% or more of the accounts receivable balance or revenue for the periods presented. Customers and channel partners that accounted for 10% or more of accounts receivable, net or revenue as of and for the years ended December 31, 2023 and 2024 were as follows:

	Accounts Receivable, net		Revenue
	As of December 31,		Year Ended December 31,
	2023	2024	2023	2024
Partner A	28%	29%	36%	36%
Partner B	22%	28%	19%	19%

Partner A and Partner B are each affiliates of The Cigna Group (refer to Note 13 for additional information).

Concentration of Supply Risk

The Company’s hardware consists primarily of finished goods that are sourced from various vendors. Additionally, the Company utilizes a limited number of suppliers to provide the data connectivity for its connected devices. Quality, performance, or connectivity failures of the products or changes in the vendors’ financial or business condition could disrupt the Company’s ability to supply quality products to its members and thereby have a material adverse impact on its business, financial condition, and results of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and highly liquid investments, including money market funds, purchased with an original maturity of three months or less.

Fair Value of Financial Instruments

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and cash equivalents are recorded at cost, which approximates fair value. Additionally, the carrying amounts of accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, and other current liabilities approximate fair value due to their short-term nature.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 inputs: Quoted prices for identical assets and liabilities in active markets.

Level 2 inputs: Assets and liabilities based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities or other inputs that are observable or can be corroborated by observable market data.

Level 3 inputs: Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable, Net

The Company’s accounts receivable are uncollateralized and are derived from customers and channel partners within the United States (“U.S.”), most of which are large self-insured enterprises, health plans, or PBMs. Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. Accounts receivable includes amounts unbilled related to services provided during the period but not billed until subsequent to period end.

The Company regularly monitors collections and payments from customers and channel partners and maintains an allowance for credit losses for estimated losses resulting from the inability of customers or channel partners to make required payments. Management estimates its allowance for credit losses by considering factors such as historical credit loss experience and current conditions, such as the length of time accounts receivable are past due, customer and channel partner payment histories, and any specific customer or channel partner collection issues identified, current market conditions which may affect customer or channel partner financial condition, and reasonable and supportable forecasts of future credit losses. The Company writes off accounts receivable against the allowance when management determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventory

Inventory consists of purchased connected third-party devices, including scales, blood glucose monitors, and blood pressure monitors. Inventory is stated at the lower-of-cost or net realizable value. Inventory cost is determined on a weighted-average cost method, which approximates the actual cost on a first-in first-out basis. Net realizable value is the estimated selling price of the Company’s products in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The carrying value of inventory is reduced for estimated excess and obsolete inventory. Excess and obsolete inventory reductions are determined based on assumptions about market and economic conditions, technology changes, new product introductions, and changes in strategic direction and are included in hardware cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the respective assets, which is generally three years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term.

Capitalized Internal-Use Software Costs

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, and costs related to development of web-based products are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post-implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Capitalized internal-use software costs are amortized on a straight-line basis over an expected useful life of three years and are included in property and equipment, net, on the consolidated balance sheets. For the years ended December 31, 2023 and 2024, the Company capitalized $2.6 million and $3.4 million, respectively, for software acquired, developed, and modified to meet internal requirements. Amortization expense related to capitalized internal-use software was $1.7 million and $2.2 million during the years ended December 31, 2023 and 2024, respectively.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective estimated fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets and liabilities assumed, is recorded as goodwill.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination. Goodwill amounts are not amortized. Goodwill is tested for impairment annually on the last day of each fiscal year or whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The Company operates as a single operating segment which is deemed to be its only reporting unit.

Management has the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the Company is less than the carrying amount, including goodwill. If it is determined that it is more likely than not that the fair value of the Company is less than the carrying amount, a quantitative assessment is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The Company also has the option to bypass the qualitative assessment and perform the quantitative assessment. No goodwill impairments were recorded in the years ended December 31, 2023 and 2024.

Long-lived assets, such as property and equipment, right-of-use assets, and finite-lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the undiscounted cash flows, an impairment charge is recognized as the amount by which the carrying amount exceeds its fair value. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. No long-lived assets were determined to be impaired in the years ended December 31, 2023 and 2024.

Leases

The Company determines at contract inception whether an arrangement is a lease based on its ability to control a physically distinct asset and determines the classification of the lease as either operating or finance. The Company’s operating lease right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments related to the lease. The Company has elected to account for lease and non-lease components as a single lease component and also elected not to recognize operating lease ROU assets and operating lease liabilities for leases with an initial term of twelve months or less. The Company does not have any finance leases. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. As the Company’s leases do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments.

Lease terms may include options to extend or terminate the lease when the Company is reasonably certain that it will exercise the option. Lease expense is recognized on a straight-line basis over the lease term in the

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

consolidated statement of operations and comprehensive loss. Certain lease agreements may contain variable costs such as utilities and common area maintenance. Variable lease costs are expensed when the cost is incurred.

Redeemable Convertible Preferred Stock

The Company records shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, redemption is contingent upon the occurrence of certain events that are not solely within the Company’s control. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when a deemed liquidation event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock. Subsequent adjustments of the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Redeemable Convertible Preferred Stock and Common Stock Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The Company has issued redeemable convertible preferred stock and common stock warrants which are classified as a liability on the consolidated balance sheets because the redeemable convertible preferred stock warrants are freestanding financial instruments that may require the Company to transfer assets upon exercise, and the common stock warrants contain a term that may require adjustment to the exercise price. The liability associated with each of these warrants was initially recorded at fair value upon the issuance date of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized in the consolidated statements of operations and comprehensive loss. The warrant fair values will continue to be adjusted until the earlier of the expiration or exercise of the warrants.

The Company uses the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value the redeemable convertible preferred stock and common stock warrants. Stock volatility is estimated based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. The dividend yield is estimated at 0% based on the expected dividend yield as the Company does not anticipate paying any cash dividends in the foreseeable future.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and other fees and costs relating to the Company’s planned initial public offering (“IPO”) are capitalized within other long-term assets on the consolidated balance sheets. The deferred offering costs will be offset against the proceeds received by the Company upon the closing of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within operating loss. The Company deferred $0.1 million and $4.8 million of planned IPO costs as of December 31, 2023 and 2024, respectively.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of loss can be

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

reasonably estimated. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible. However, if the Company determines that a contingent loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Revenue Recognition

The Company recognizes revenue upon transfer of control of promised goods and services in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods and services. Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when, or as, a performance obligation is satisfied.

The Company generates revenue primarily by providing access to virtual care programs to customers’ members, which is referred to as services revenue. The services revenue is recognized over the period the Company is obligated to perform services for that member. The Company’s customers are business entities, such as health plans and self-insured employers, that have contracted with the Company to offer the virtual care programs to their covered lives. Covered lives, such as employees or their covered dependents, that are enrolled in a program are referred to as members. In the virtual care programs, Care Teams implement clinically validated behavior change protocols over the term of the program for individuals living with chronic conditions, such as cardiometabolic conditions, or living with MSK conditions. Cardiometabolic virtual care programs are also supported by one or more connected third-party devices, which are provided to the members upon enrollment in the programs. The Company accounts for each member enrollment as a separate contract under ASC 606. The Company’s agreements typically provide a termination for convenience by either party, with a notice period generally ranging from 30 to 180 days. The Company typically bills for its services monthly, in arrears, and the transaction price is net of sales tax collected.

The Company sells to its customers through its direct sales force and through its channel partners. Channel partners include PBMs and health plans that have commercial relationships with the Company’s customers. Pursuant to the Company’s agreements with channel partners, some channel partners receive an administrative or marketing fee for their services, and the Company engages directly with its customers with respect to the provision of its services. The Company’s customer acquisition teams work directly with customers on onboarding and enrollment processes for new members. While health plans are customers for their fully insured populations, they also serve as distribution channels to self-insured entities that contract with the Company through its relationship with the health plan.

For cardiometabolic programs, the transaction price includes monthly fees which are either activity-, outcome-, or milestone-based fees, as applicable, for the respective member service period and may include an upfront member enrollment fee. Variable consideration related to the activity-, outcome-, or milestone-based fees is estimated at contract inception for the non-cancelable term (ranging from 30 to 180 days) to the extent a significant reversal in revenue will not occur. The Company uses the expected value method, primarily relying on its history, to estimate variable consideration, including service-level agreements and performance guarantees based on clinical outcomes. Changes to estimated variable consideration were not material for the periods presented given the relatively short non-cancelable term. Reassessments of variable consideration may occur as historical information changes.

The estimated transaction price allocated to services is recognized over time during the non-cancelable term as a stand-ready obligation. Contracts that include upfront enrollment fees generally contain a material right related to the discounted renewal option. The allocated value for that right is recognized upon exercise over the estimated benefit period, typically 12 months.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Monthly service fees earned after the non-cancelable contract term are recognized over the period for which the Company is obligated to perform services for that member.

The Company recognizes the sale of third-party connected devices associated with its services as a separate performance obligation when control transfers, which is generally upon shipment to the member. Associated shipping and handling fees are included in cost of revenue and are recognized as activities to fulfill the promise to transfer the good.

Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis.

The Company determines SSP based on observable, if available, prices for those related services when sold separately. When such observable prices are not available, the Company determines SSP based on information such as pricing objectives and strategies, taking into consideration market conditions and other factors, including customer size, volume purchased, market and industry conditions, product-specific factors, and historical sales of the deliverables.

The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

As of December 31, 2023 and 2024, the Company’s future performance obligations beyond one year were not material.

Contract Assets

Contract assets include amounts related to the Company’s enforceable right to consideration for completed performance obligations that cannot be invoiced yet under the terms of the contract. Contract assets relate primarily to hardware revenue that is recognized upon shipment and has not yet been invoiced. The contract assets are transferred to accounts receivable, net when the rights become unconditional. As of December 31, 2023 and 2024, the Company had $0.1 million and $0.5 million short-term contract assets, respectively, included in prepaid expenses and other current assets on the consolidated balance sheets.

Deferred Commissions

Sales commissions are generally considered incremental and recoverable costs of obtaining a contract with a customer or channel partner. Capitalized commissions are amortized based on the transfer of goods or services to which they relate, typically over five years. The Company determined the period of benefit by taking into consideration the terms of contracts with customers and channel partners, contract renewal rates, its technology, and other factors. Amortization of deferred commissions is recorded as sales and marketing expense in the consolidated statements of operations and comprehensive loss.

Deferred commissions as of December 31, 2023 and 2024 were $8.6 million and $12.2 million, respectively, consisting of costs to obtain contracts net of accumulated amortization. The Company recorded amortization expense for deferred commissions of $1.8 million and $2.6 million during the years ended December 31, 2023 and 2024, respectively.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue

Deferred revenue consists primarily of payments received and accounts receivable recorded in advance of the delivery or completion of the services. Deferred revenue associated with upfront payments for enrollment is generally recognized over the estimated benefit period to the member of twelve months. As of December 31, 2023 and 2024, deferred revenue was classified as a current liability based on the anticipated recognition period of twelve months or less.

A summary of the activity impacting deferred revenue balances is presented below (in thousands):

	Year Ended December 31,
	2023	2024
Balance at beginning of year	$13,443	$14,885
Additional amounts deferred	124,226	174,445
Revenue recognized from the beginning balance	(13,443)	(14,885)
Revenue recognized from contracts invoiced during the period	(109,341)	(154,915)

Balance at end of year	$14,885	$19,530

Cost of Revenue

Cost of revenue consists of expenses that are directly related to or closely correlated to the delivery of our virtual care programs and member support. Cost of services revenue include salaries, share-based compensation expense, employee bonus and benefits, data server management expense, hosting costs, connectivity fees for cellular devices, and the amortization of capitalized internal-use software and developed technology. Costs of hardware include salaries, share-based compensation expense, employee bonuses and benefits, equipment costs, shipping and logistics costs, and provisions for excess and obsolete inventory.

Research and Development Costs

Research and development costs consist of costs incurred in performing research and development activities and include salaries, share-based compensation expense, employee bonus and benefits, hosting costs, and allocation of shared general corporate expenses primarily related to technology. Research and development costs are expensed as incurred.

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel costs including salaries, share-based compensation expense, employee bonuses and benefits, commissions for the Company’s sales and marketing teams, reseller fees, promotional marketing materials, and advertising costs. Sales and marketing expenses also include costs for third-party consulting services and the allocation of shared general corporate expenses primarily related to technology. Advertising costs are expensed as incurred and are included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss. Advertising costs during the years ended December 31, 2023 and 2024 were $0.8 million and $0.5 million, respectively.

General and Administrative Expenses

General and administrative expenses consist of personnel costs including salaries, share-based compensation expense, employee bonuses and benefits related to the Company’s finance, legal, compliance, human resources, and administrative teams, software and infrastructure costs, professional fees, and the allocation of shared general corporate expenses primarily related to technology.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share-Based Compensation

The Company measures compensation expense for all share-based awards based on the estimated fair value of the award on the grant date. The Company’s equity incentive plan provides for the granting of stock options, restricted stock units, and restricted stock awards to employees, consultants, officers, and directors. Share-based compensation expense is recognized on a straight-line basis over the period during which an employee is required to provide services in exchange for the award (generally the vesting period of the award). The Company determines the fair value of stock options issued to employees on the date of grant using the Black-Scholes option pricing model which is impacted by the estimated fair value of the Company’s common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables are summarized as follows:

Fair value of common stock – Due to the absence of an active market for the Company’s common stock, the fair value of the common stock underlying the Company’s share-based awards is determined by the Company’s board of directors, with input from management and the assistance of a third-party valuation firm. Because there is no public market for the Company’s stock, the independent third-party valuations have generally been performed annually in accordance with the guidance outlined in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as compensation (“AICPA’s Practice Aid”). In conducting the valuations, the independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with AICPA’s Practice Aid, including the price paid by investors for the Company’s common and redeemable convertible preferred stock, actual and forecasted operating and financial performance, market conditions, performance of comparable publicly-traded companies and transactions of comparable companies, developments and milestones within the Company, the rights, preferences, and privileges of the Company’s common and redeemable convertible preferred stock, and the likelihood and timing of achieving a liquidity event.

In determining the fair value of the Company’s common stock, the fair value of the Company’s business was determined using various valuation methods, including combinations of the income approach (discounted cash flow method) and the market approach (public company market-multiple method) with input from the Company. The income approach involves applying an appropriate risk-adjusted discount rate to projected cash flows based on forecasted revenue and costs. The market approach estimates value based on a comparison of the Company to comparable public companies in a similar line of business. From the comparable companies, a representative market-value multiple was determined, which was applied to the Company’s operating results to estimate the enterprise value of the Company.

Once the enterprise value was determined under the market approach, the Company derived the equity value of the Company and used the option-pricing model to allocate that value across the various classes of securities to arrive at the fair value of the common stock.

Expected volatility – Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since the Company does not have sufficient trading history of its common stock, it estimates the expected volatility of its stock options at their grant date by taking the weighted-average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Expected term – Expected term represents the period over which the Company anticipates share-based awards to be outstanding. For awards with the standard 90-day exercise period, the Company uses the simplified method to calculate the expected term estimate based on the options’ vesting term and contractual terms. Under the simplified method, the expected life is equal to the average of the share-based award’s weighted-average vesting period and its contractual term. For those awards with an extended post-termination exercise period, the Company calculates the expected term based on the options’ vesting term, tenure of the employee upon grant, and contractual terms.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Risk-free interest rate – The risk-free interest rate used is based on the implied yield in effect at the time of grant of U.S. Treasury securities with maturities similar to the expected term of the stock options.

Expected dividend yield – The dividend yield is zero as the Company has not declared or paid any dividends to date and does not currently expect to do so in the future.

The Company accounts for forfeitures when they occur. For share-based awards that are modified, a modification of the terms of a share-based award is treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus any incremental value of the modification to the award.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes net loss as well as other changes in stockholders’ deficit which includes certain changes in equity that are excluded from net loss. To date, the Company has not had any transactions that are required to be reported in comprehensive loss other than the net loss incurred from operations. For the years ended December 31, 2023 and 2024, there was no difference between comprehensive loss and net loss.

Income Taxes

The Company is subject to income taxes in the U.S. Significant judgment is required in determining the Company’s provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Company uses the asset and liability method to account for income taxes. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company recognizes the tax effects of an uncertain tax position only if such position is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) under its ASC or other standard-setting bodies.

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional disclosures and more detailed information about a reportable segment’s expenses. These new requirements include: disclosure of significant segment expenses regularly reviewed by the CODM, the title and position of the CODM including an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources, the extension of certain annual disclosures to interim periods, and permitting the disclosure of multiple measures of segment profit or loss, provided that certain criteria are met. ASU 2023-07 also clarifies that entities with a single reportable segment are subject to new and existing segment reporting requirements. ASU 2023-07 does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has adopted the standard as of January 1, 2024 using retrospective application to all prior periods presented in the consolidated financial statements. The requirements of ASU 2023-07 are disclosure-related and did not have an impact on the Company’s consolidated financial position and results of operations. Refer to Note 14 for the segment disclosure, which was updated as a result of adopting ASU 2023-07.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The updates in this ASU may be applied on a prospective or retrospective application basis and are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of the new standard on its consolidated financial statement disclosures.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Fair Value Measurements

The following table presents information about the Company’s financial assets measured at fair value on a recurring basis based on the fair value hierarchy as follows (in thousands):

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents
Money market funds	$43,565	$—	$—	$43,565

	$43,565	$—	$—	$43,565

Liabilities
Warrant liabilities	$—	$—	$2,470	$2,470

	$—	$—	$2,470	$2,470

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents
Money market funds	$64,501	$—	$—	$64,501

	$64,501	$—	$—	$64,501

Liabilities
Warrant liabilities	$—	$—	$2,252	$2,252

	$—	$—	$2,252	$2,252

Level 3 liabilities that are measured at fair value on a recurring basis consist of redeemable convertible preferred stock warrant liabilities and common stock warrant liabilities associated with warrants issued in connection with the Company’s financing arrangements (refer to Note 6 and Note 11 for additional information). The fair values of the outstanding warrants are measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the underlying stock. The carrying value of long-term debt approximates its fair value based on Level 2 inputs as the principal amounts outstanding are subject to variable interest rates that are based on market rates (see Note 6, “Financing Arrangements”).

The following table presents the quantitative information regarding Level 3 fair value measurements of the warrant liabilities:

	As of December 31, 2023
	Series B	Series D	Common
Stock price	$3.46	$4.58	$2.67
Exercise price	$1.18	$5.04	$1.08
Remaining term (in years)	2.0	6.4	3.7
Risk-free interest rate	4.42%	3.86%	3.93%
Expected volatility	64%	68%	63%
Expected dividend yield	0%	0%	0%

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2024
	Series B	Series D	Common
Stock price	$3.41	$4.55	$2.56
Exercise price	$1.18	$5.04	$1.08
Remaining term (in years)	1.0	5.4	2.7
Risk-free interest rate	4.21%	4.38%	4.27%
Expected volatility	67%	66%	66%
Expected dividend yield	0%	0%	0%

The following table sets forth a summary of changes in fair value of Level 3 liabilities (in thousands):

Balance as of December 31, 2022	$1,679
Remeasurement of warrant	1,048
Warrant exercise	(257)

Balance as of December 31, 2023	2,470
Remeasurement of warrant	(218)

Balance as of December 31, 2024	$2,252

The Company recognizes transfers among Level 1, Level 2, and Level 3 classifications as of the actual date of the events or change in circumstances that caused the transfers. During the years ended December 31, 2023 and 2024, the Company had no transfers of financial assets or liabilities between levels of the fair value hierarchy.

4. Goodwill and Intangible Assets

Goodwill

As of December 31, 2023 and 2024, goodwill was $13.2 million. No goodwill impairments were recorded during the years ended December 31, 2023 and 2024 or to date.

Intangible Assets, net

Intangible assets with finite lives consisted of the following as of December 31, 2023 and 2024 (in thousands):

	As of December 31,
	2023	2024
Customer relationships	$265	$265
Trademarks	1,255	1,255
Developed technology	12,288	12,288

Total intangible assets	13,808	13,808

Less: Accumulated amortization	(7,538)	(9,545)

Total intangible assets, net	$6,270	$4,263

Amortization expense of intangible assets was $2.0 million and $2.0 million during the years ended December 31, 2023 and 2024, respectively. During the year ended December 31, 2023, the Company disposed of the fully amortized product license, and no loss was recognized upon disposal. The weighted-average remaining useful life of the trademarks and the developed technology as of December 31, 2024 was 0.4 years and 2.4 years, respectively. The customer relationships were fully amortized as of December 31, 2023.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimated future amortization expense as of December 31, 2024 is as follows (in thousands):

Year Ending December 31,
2025	$1,850
2026	1,755
2027	658
2028 and thereafter	—

Total future amortization expense	$4,263

5. Consolidated Balance Sheet Components

Accounts Receivable, net

Accounts receivable, net consists of the following (in thousands):

	As of December 31,
	2023	2024
Billed accounts receivable	$7,578	$9,483
Unbilled accounts receivable	9,424	15,919
Allowance for credit losses	(630)	(1,985)

Total accounts receivable, net	$16,372	$23,417

A roll forward of the Company’s allowance for credit losses is as follows (in thousands):

	As of December 31,
	2023	2024
Balance at beginning of year	$(330)	$(630)
Provision for credit losses	(452)	(1,760)
Write-offs and other adjustments	152	405

Balance at end of year	$(630)	$(1,985)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,
	2023	2024
Prepaid software licenses	$2,457	$3,022
Other prepaid expenses	785	797
Contract assets	66	502
Short-term deposits	30	476
Other current assets	1,746	2,140

Total prepaid expenses and other current assets	$5,084	$6,937

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory as of December 31, 2023 and 2024 was composed of finished goods inventory. Inventory was $3.6 million and $3.3 million as of December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, there was no reserve for excess and obsolete inventory.

Property and Equipment, net

Property and equipment, net consist of the following (in thousands):

	As of December 31,
	2023	2024
Computer equipment and software	$1,978	$2,211
Furniture and fixtures	762	762
Capitalized internal-use software	8,831	12,195
Leasehold improvements	829	829

Property and equipment, gross	12,400	15,997

Accumulated depreciation and amortization	(7,977)	(10,372)

Property and equipment, net	$4,423	$5,625

Depreciation expense of $0.7 million and $0.6 million was recognized during the years ended December 31, 2023 and 2024, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of December 31,
	2023	2024
Accrued compensation and employee benefits	$15,492	$21,118
Accrued sales and use taxes	4,312	5,128
Accrued referral and administration fees	1,545	2,247
Accrued professional service fees	812	270
Accrued connectivity fees	332	269
Other accrued expenses	2,004	808

Total accrued expenses and other current liabilities	$24,497	$29,840

6. Financing Arrangements

The Company’s financing arrangements consist of the following (in thousands):

	As of December 31,
	2023	2024
Term Loan	$30,000	$30,000
Revolving line of credit	963	963
Debt issuance costs, net	(1,581)	(1,192)

Long term debt	$29,382	$29,771

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Perceptive Credit Agreement

In May 2020, the Company entered into a Credit Agreement and Guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings III, LP, as the Administrative Agent and Lender, to provide term loans of up to $50.0 million (the “Perceptive Term Facility”). The Company was permitted to draw down on $30.0 million on the closing date with up to another $20.0 million made available for borrowing between the closing date and March 31, 2022. The Company drew down $30.0 million on the closing date of the Perceptive Term Facility and did not borrow any additional amounts. The Perceptive Term Facility had a maturity date in May 2025. The outstanding principal balance, together with the 2% prepayment premium and accrued interest, were paid in full in June 2023 from a portion of the proceeds of the MidCap Term Facility (as defined below). Upon prepayment, the Perceptive Credit Agreement and the Perceptive Term Facility were terminated. In connection with the prepayment of the Perceptive Term Facility, the Company recorded a loss on extinguishment of $1.5 million, which consisted of unamortized debt issuance costs of $0.9 million, prepayment premium fees of $0.6 million, and immaterial legal fees incurred by the lender and reimbursed by the Company.

The principal amount outstanding on the Perceptive Term Facility accrued interest at the sum of (i) 9.50% plus (ii) the greater of (x) the reference rate as of the second business day immediately preceding the first day of the month and (y) 1.75%. Interest was payable monthly in arrears and was calculated based on a 360-day year for the actual number of days elapsed. The effective interest rate for the year ended December 31, 2023 was 15.8%.

MidCap Credit Agreement

In June 2023, the Company entered into a credit, security, and guaranty Agreement with Physera, Inc., MidCap Funding IV Trust (“MidCap”), as administrative agent, MidCap Financial Trust, as term loan servicer, certain funds managed by MidCap, as lenders, and the lenders, additional borrowers, and guarantors from time to time party thereto (the “MidCap Credit Agreement”) for a senior secured term loan in an aggregate principal amount up to $60.0 million, with up to $30.0 million available upon the initial closing date and up to $30.0 million (the “Second Tranche”) available for draw from October 2024 through March 2025 conditional upon achievement of $120.0 million of trailing 12-month revenue (the “Revenue Condition”) and $60.0 million liquidity (the “MidCap Term Facility”). Upon the initial closing date of the MidCap Credit Agreement, the Company drew down on $30.0 million of the MidCap Term Facility and used a portion of the proceeds to repay the outstanding principal balance (including prepayment premium) and accrued interest on the Perceptive Term Facility The MidCap Term Facility is interest-only for 48 months. At the end of the initial interest-only period, the Company can elect to extend the interest-only period an additional 12 months if the Company meets a certain trailing 12-month revenue level (the “Minimum Net Revenue”) and no event of default has occurred and is continuing. The MidCap Credit Agreement also includes a revolving line of credit facility (the “MidCap Revolving Facility”) allowing for up to $20.0 million in revolving borrowings. The availability of the MidCap Revolving Facility is calculated as a percentage of the Company’s outstanding accounts receivable and inventory balances (“Availability”). The Company is required to maintain a minimum drawn balance on the MidCap Revolving Facility of no less than 20% of Availability, or will be required to pay a fee equal to the MidCap Revolving Facility interest rate on the difference between the amount of revolving loans drawn and 20% of Availability. Upon the initial closing date of the MidCap Credit Agreement, the Company drew $1.0 million on the MidCap Revolving Facility. The maturity date of the MidCap Term Facility and the MidCap Revolving Facility is June 1, 2028.

Interest is charged on any outstanding principal of the MidCap Term Facility at the sum of (i) the one-month forward-looking term SOFR, plus 0.10% (“Adjusted SOFR”), plus 7.00%, subject to a floor of 2.50%. Interest on the MidCap Revolving Facility is charged at the sum of Adjusted SOFR, plus 4.00%, subject to a floor of 2.50%. Both interest rates are reset monthly. The effective interest rate for the years ended December 31, 2023 and 2024 on the MidCap Term Facility was 13.7% and 14.3%, respectively, and 12.1% and 12.0% on the MidCap Revolving Facility, respectively.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A fully nonrefundable origination fee of 1.00% of the $60 million MidCap Term Facility ($0.6 million) was paid upon the effective date of the MidCap Credit Agreement. The Company was also required to pay all of the lender legal fees and out-of-pocket expenses totaling $0.7 million. Additionally, an annual administrative fee of 0.25% of the amount borrowed under the MidCap Term Facility is due annually. At the time of final payment of the MidCap Term Facility, the Company will pay a fee of 3% on the amount borrowed under the MidCap Term Facility.

A fully nonrefundable origination fee of 0.5% of the $20 million MidCap Revolving Facility ($0.1 million) was paid upon the closing of the MidCap Credit Agreement. The Company shall pay a collateral management fee of 0.5% per annum on the outstanding balance of the MidCap Revolving Facility, payable monthly in arrears. Additionally, the Company will pay an unused line fee of 0.5% per annum of the average unused portion of the MidCap Revolving Facility, payable monthly in arrears. The Company incurred other debt issuance costs of $0.4 million related to other fees paid to the lender and legal fees incurred by the Company.

With respect to any prepayment of all or any portion of the outstanding principal amount of MidCap Term Facility, or permanent reduction of the commitments under the MidCap Revolving Facility, a prepayment premium or deferred revolving origination fee, as applicable, will be due as follows: 3% if prepaid or reduced, as applicable, before June 1, 2024, 2% if prepaid or reduced, as applicable, between June 2, 2024 and June 1, 2025, and 1% if prepaid or reduced, as applicable, thereafter.

The MidCap Credit Agreement includes customary covenants for a facility of this type, including monthly reporting requirements and, at any time that liquidity is less than 1.50x the outstanding principal balance of the MidCap Term Facility, a financial covenant to maintain minimum trailing 12-month net revenue levels specified in the MidCap Credit Agreement. The MidCap Credit Agreement also contains various covenants that limit the Company’s ability to, among other things: sell, transfer, lease, or dispose of its assets subject to certain exclusions; create, incur, assume, guarantee, or assume additional indebtedness, other than certain permitted indebtedness; encumber or permit liens on any of its assets other than certain permitted liens; make restricted payments, including paying cash dividends on, repurchasing or making distributions with respect to any of its capital stock; make specified investments; consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of its assets; and enter into certain transactions with its affiliates, in each case, subject to certain exceptions, baskets, and thresholds set forth in the MidCap Credit Agreement. As of December 31, 2023 and 2024, the Company was in compliance with its financial covenants.

Interest expense related to amortization of the debt discount for long-term debt was $0.4 million and $0.4 million in the years ended December 31, 2023 and 2024, respectively and is included in interest expense.

The Company believes that it is probable that it will meet the Minimum Net Revenue and will elect to extend the interest-only period for an additional 12 months. The future maturities of the financing arrangements in aggregate are as follows (in thousands):

Year Ending December 31,
2025	$—
2026	—
2027	—
2028	30,963

Total future payments	30,963
Less: Unamortized debt issuance costs	(1,192)

Total financing arrangements	$29,771

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Leases

The Company has an operating lease for a corporate office located in San Francisco, California that expires in July 2025. The lease includes the option to extend the lease term, generally at the then-market rates. The Company excludes extension options that are not reasonably certain to be exercised from its lease terms. The Company’s lease payments consist primarily of fixed rental payments for the right to use the underlying leased assets over the lease term. The Company is responsible for operating expenses that exceed the amount of the base operating expenses as defined in the original lease agreement.

The components of lease expense, included in operating expenses, were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Operating lease cost	$779	$779

Total lease cost	$779	$779

The weighted-average remaining operating lease term and weighted-average discount rate were as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term (years)	1.58	0.58
Weighted-average discount rate	6.0%	6.0%

Other information related to the Company’s operating leases were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Supplemental cash flow information:
Operating cash flows from operating leases	$(811)	$(832)

The future minimum operating lease payments are as follows (in thousands):

Year Ending December 31,
2025	492

Total future minimum lease payments	492
Less: imputed interest	(77)

Present value of lease liabilities	415
Less: current obligations under lease	(415)

Non-current lease obligations	$—

8. Commitments and Contingencies

Legal Matters

From time to time, the Company may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company is not presently a party to any such litigation the outcome of which, the Company believes, if determined adversely to the Company, would individually, or taken together, have a material adverse effect on the Company’s business, operating results, cash flows, or financial condition.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Indemnification

In the ordinary course of business, the Company includes in its agreements indemnification provisions of varying scope and terms pursuant to which it agrees to indemnify customers, channel partners, suppliers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. The term of these indemnification provisions generally survive the termination of the agreements indefinitely. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. No demands have ever been made upon the Company to provide indemnification under such agreements, and there are no claims under those indemnification terms that the Company is aware of that could have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows. Accordingly, the Company had no liabilities recorded for these provisions as of December 31, 2023 and 2024.

Other Commitments

Other contractual commitments primarily consist of technology and cloud services related to the Company’s daily business operations. Future minimum payments under the Company’s non-cancellable purchase commitments as of December 31, 2024 are presented in the table below (in thousands):

Year Ending December 31,
2025	$ 3,804
2026	2,577
2027	1,341
2028	692
2029	—
Thereafter	—

Total	$ 8,414

The purchase obligation amounts do not represent the entire anticipated purchases in the future but represent only those items for which the Company is contractually obligated. The majority of the Company’s goods and services are purchased as needed, with no unconditional commitment. For this reason, these amounts do not provide an indication of the Company’s expected future cash outflows related to purchases.

In addition to the amounts above, the repayment of outstanding amounts under the MidCap Credit Agreement in an aggregate principal amount of $31.0 million is due on June 1, 2028. Refer to Note 6 for further information regarding the MidCap Credit Agreement.

9. Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock has a par value of $0.001 per share and comprises Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series C-1 redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series D-1 redeemable convertible preferred stock, and Series E redeemable convertible preferred stock.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information relating to the Preferred Stock is as follows (in thousands, except per-share amounts):

	As of December 31, 2023 and 2024
	Original Issue Price per Share	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series A	$0.5342	12,027	12,005	$6,547	$6,413
Series B	1.1828	19,724	19,445	22,932	23,000
Series C	3.1631	15,386	15,386	48,540	48,667
Series C-1	3.7423	13,358	13,358	49,800	49,990
Series D	5.0365	22,330	21,230	106,704	106,925
Series D-1	5.9952	4,504	4,504	26,922	27,002
Series E	5.9952	33,360	32,291	187,589	193,591

		120,689	118,219	$449,034	$455,588

Dividend Rights

Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E redeemable convertible preferred stockholders are entitled to receive noncumulative dividends prior and in preference to dividends declared on common stock at a rate of $0.0321, $0.0710, $0.1897, $0.2245, $0.3022, $0.3597, and $0.3597, respectively, per annum per share.

Dividends are payable only when and if declared by the Company’s board of directors. No dividends shall be paid with respect to the common stock during any calendar year unless dividends in the total amount of the annual dividend rate for each such series of redeemable convertible preferred stock shall have first been paid or declared and set apart for payment to the holders of each such series of redeemable convertible preferred stock, respectively, during that calendar year. Payments of any dividends to the holders of each such series of redeemable convertible preferred stock shall be paid pro rata, on an equal priority, pari passu basis according to their respective dividend preferences. Such dividends are not mandatory, and no rights or interest shall accrue to the holders of each such series of redeemable convertible preferred stock if the Company fails to declare or pay dividends in any calendar year. To date, no dividends have been declared or paid.

Conversion Rights

Each share of Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E redeemable convertible preferred stock is convertible at the stockholders’ option at any time into a number of shares of common stock determined by dividing the Original Issue Price (“OIP”) by the then-current conversion price for such series. The initial conversion price is the original issue price and is subject to adjustment for broad-based anti-dilution, stock splits, stock dividends, and other equivalent adjustments. Each share of redeemable convertible preferred stock will automatically be converted into common stock at the conversion rate at the time in effect for such series of redeemable convertible preferred stock immediately upon the earlier of:

(1) immediately prior to the closing of the Company’s sale of its common stock in a firm commitment underwritten public offering in which the per-share purchase price is at least $5.9952 (subject to appropriate adjustment) and the proceeds received by the Company (less underwriting discounts and commissions) are not less than $75.0 million and the Company’s common stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange (a “Qualified Public Offering”); or

(2) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of at least 52% of the then-outstanding shares of the Company’s redeemable convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

basis); provided that no shares of Series D redeemable convertible preferred stock shall be converted pursuant to this clause (2) unless the holders of a majority of the then-outstanding shares of Series D redeemable convertible preferred stock vote or provide a written consent or agreement in favor of such conversion; and provided further that notwithstanding the foregoing, other than a conversion pursuant to this clause (2) in connection with the Company’s sale of its common stock in a firm commitment underwritten public offering that is not a Qualified Public Offering, (i) no shares of Series C or Series C-1 redeemable convertible preferred stock shall be converted pursuant to this clause (2) unless the holders of at least 60% of the then-outstanding shares of Series C or Series C-1 redeemable convertible preferred stock, voting together as a single class and on an as-converted basis, vote or provide written consent or agreement in favor of such conversion, and (ii) no shares of Series E redeemable convertible preferred stock shall be converted pursuant to this clause (2) unless the holders of a majority of the then-outstanding shares of Series E redeemable convertible preferred stock vote or provide written consent or agreement in favor of such conversion.

Liquidation Rights

In the event of any liquidation or winding up of the Company, whether voluntary or involuntary, the holders of the redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share equal to the sum of the applicable OIP for such series of redeemable convertible preferred stock, together with any declared but unpaid dividends. If, upon such occurrence, the proceeds thus distributed among the holders of the redeemable convertible preferred stock are insufficient to permit the payment of such holders of the full aforesaid preferential amounts, then the entire proceeds legally available for distribution will be distributed pro rata, on an equal priority, pari passu among the holders of the redeemable convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

Voting Rights

The holder of each share of redeemable convertible preferred stock has the right to one vote for each share of common stock into which the redeemable convertible preferred stock could then be converted.

The holders of Series A (of at least 55% of the outstanding Series A redeemable convertible preferred stock), Series B (of a majority of the outstanding Series B redeemable convertible preferred stock), and Series C (of at least 60% of the outstanding Series C redeemable convertible preferred stock), voting as a separate class, are entitled to elect one director of the Company each provided that at least 20% of the originally issued shares of the applicable series remain outstanding. The holders of Series C-1 and Series E redeemable convertible preferred stock are entitled to elect one director of the Company provided that at least 25% of the originally issued shares of the applicable series remain outstanding. The holders of common stock, voting as a separate class, are entitled to elect three directors of the Company. The holders of redeemable convertible preferred stock and common stock, voting together as a single class and on an as-if-converted to common stock basis, are entitled to elect any remaining directors of the Company.

Redemption Rights

The holders of the redeemable convertible preferred stock have no voluntary rights to redeem shares. The redeemable convertible preferred stock has deemed liquidation provisions which require the shares to be redeemed upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”). Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed Liquidation Event could constitute a redemption event outside the Company’s control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded all shares of redeemable convertible preferred stock at their respective issuance price less issuance costs on the dates of issuance. Given the Company’s performance and financial condition, the Company currently does not believe a Liquidation Event is probable. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as the Liquidation Event is not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the redeemable convertible preferred stock will become redeemable.

10. Common Stock

As of December 31, 2023 and 2024, the Company had authorized 181.5 million shares of common stock, with a $0.001 par value. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Company’s board of directors, subject to the prior rights of holders of all classes of stock outstanding. As of December 31, 2023 and 2024, no dividends had been declared or paid.

As of December 31, 2023 and 2024, the Company had 22.2 million and 24.5 million shares of common stock issued and outstanding, respectively.

The total shares of the Company’s common stock reserved for issuance are as follows (in thousands):

	As of December 31,
	2023	2024
Redeemable convertible preferred stock	118,129	118,219
Redeemable convertible preferred stock warrants	778	778
Common stock warrants	130	130
Common stock options outstanding	30,650	33,206
Common stock options available for future grant	7,849	2,981

Total shares of common stock reserved	157,626	153,317

11. Stock Warrants

The Company has issued common and redeemable convertible preferred stock warrants in connection with certain notes payable and debt financing transactions. Warrants outstanding as of December 31, 2023 and 2024 are as follows (in thousands, except for per-share data):

	As of December 31, 2023
Stock Series	Date Issued	Expiration Date	Price Per Share	Number of Shares	Fair Value
Series B	May 20, 2015	May 19, 2025	$1.18	118	$292
Series D	May 18, 2020	May 18, 2030	$5.04	660	$1,929
Common	August 29, 2017	August 29, 2027	$1.08	130	$249

Total				908	$2,470

	As of December 31, 2024
Stock Series	Date Issued	Expiration Date	Price Per Share	Number of Shares	Fair Value
Series B	May 20, 2015	May 19, 2025	$1.18	118	$273
Series D	May 18, 2020	May 18, 2030	$5.04	660	$1,751
Common	August 29, 2017	August 29, 2027	$1.08	130	$228

Total				908	$2,252

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Common Stock Warrants

In August 2017, the Company issued warrants to purchase common stock in conjunction with a loan and security agreement with Silicon Valley Bank (“SVB”). The number of shares that the holder may purchase is equal to 130,262 and is related to a borrowing under the agreement. The warrants will be automatically exercised under the cashless exercise method upon the expiration date of each respective warrant or upon a cash or public acquisition. The warrants issued allow SVB to acquire shares of common stock at an exercise price of $1.08 per share and expire ten years after issuance. These warrants were concluded to be liabilities accounted for at fair value, using the Black-Scholes pricing model, on the date of issuance with subsequent remeasurements recorded in earnings. The fair value on the date of issuance was recorded as warrant liabilities and debt discount. The debt discount was fully amortized upon the debt being repaid in May 2020. The change in fair value for the years ended December 31, 2023 and 2024 was a loss of $0.1 million and a gain of less than $0.1 million, respectively.

Redeemable Convertible Preferred Stock Warrants

In September 2013, the Company issued warrants to purchase a total of 112,316 shares of Series A redeemable convertible preferred stock at an exercise price of $0.5342 per share in conjunction with a loan and security agreement with SVB. The terms of the warrants provided that the warrants would automatically exercise under the cashless exercise method upon the expiration date. These warrants were concluded to be a liability accounted for at fair value, using the Black-Scholes pricing model, on the date of issuance with subsequent remeasurements recorded in earnings. The fair value of these warrants was recorded as warrant liabilities and debt discount upon issuance. The debt discount was fully amortized upon the debt being repaid in May 2014. The change in fair value of the warrant liabilities for each of the years ended December 31, 2023 and 2024 was a loss of $0.1 million. Upon expiration of the warrant in September 2023, the warrants were automatically exercised under the cashless exercise method into 89,503 shares of Series A redeemable convertible preferred stock.

In May 2015, the Company issued warrants to purchase a total of 118,363 shares of Series B redeemable convertible preferred stock at an exercise price of $1.1828 per share in conjunction with other borrowings under the loan and security agreement with SVB discussed above. These warrants will be automatically exercised under the cashless exercise method upon the expiration date of each respective warrant or upon a cash or public acquisition. These warrants were concluded to be a liability accounted for at fair value, using the Black-Scholes pricing model, on the date of issuance with subsequent remeasurements recorded in earnings. The fair value of these warrants was recorded as warrant liabilities and debt discount upon issuance. The debt discount was fully amortized upon the debt being repaid in August 2017. The change in fair value for the years ended December 31, 2023 and 2024 was a loss of $0.1 million and a gain of less than $0.1 million, respectively.

In May 2020, the Company issued warrants to purchase a total of 660,000 shares of Series D redeemable convertible preferred stock at an exercise price of $5.0365 per share in conjunction with the Perceptive Credit Agreement (refer to Note 6 for additional information). These warrants will be automatically exercised under the cashless exercise method upon the expiration date of the warrant, upon completion of a Qualified Initial Public Offering, or upon an acquisition of the Company. These warrants were concluded to be a liability accounted for at fair value, using the Black-Scholes pricing model, on the date of issuance with subsequent remeasurements recorded in earnings. The fair value of these warrants was recorded as warrant liabilities and debt discount upon issuance. The debt discount of $0.1 million was amortized for the year ended December 31, 2023, and the debt discount was fully amortized upon the debt being repaid in June 2023. The change in fair value for the years ended December 31, 2023 and 2024 was a loss of $0.7 million and a gain of $0.2 million, respectively.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Share-Based Compensation

The Company measures compensation expense for all share-based payment awards based on the estimated fair values on the date of the grant. The fair value of stock options granted with standard 90-day post-termination exercise periods is estimated using the Black-Scholes option pricing model.

The following weighted-average assumptions were used to calculate the fair value of employee option grants:

	Year Ended December 31,
	2023	2024
Expected dividend yield	0%	0%
Risk-free interest rate	3.52% - 4.93%	3.52% - 4.48%
Expected volatility	67% - 68%	68% - 69%
Expected term (in years)	5.19 - 6.06	5.00 - 6.05

A summary of share-based compensation expense recognized in the consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Year Ended December 31,
	2023	2024
Services cost of revenue	$87	$219
Research and development	1,585	1,713
Sales and marketing	2,180	2,602
General and administrative	4,888	4,886

Total share-based compensation expense	$8,740	$9,420

The Company capitalized $0.1 million and $0.1 million of share-based compensation expense related to internal-use software development costs during the years ended December 31, 2023 and 2024, respectively.

2011 Stock Plan

The Company primarily grants share-based compensation awards under its amended 2011 Equity Incentive Plan (as amended, the “2011 Plan”). The 2011 Plan provides for the granting of incentive and nonqualified stock options, awards of Company common stock, and rights to purchase shares of Company common stock to qualified employees and consultants of the Company, its parents, or subsidiaries and non-employee directors of the Company. Stock options granted under the 2011 Plan generally expire within ten years from the date of grant, vest over four years, and are exercisable for shares of the Company’s common stock.

In January 2018, the Company amended the 2011 Plan to extend the post-termination exercise period beyond the traditional 90-days based on tenure of the employee at the date of termination whereas service providers with a tenure of three years of employment or other service, as applicable, may exercise stock options for a period of up to two years from the date of termination, service providers with a tenure of four years of employment or other service may exercise stock options for a period of up to three years from the date of termination, and service providers with a tenure of five years or more may exercise stock options for a period of up to four years from the date of termination. In December 2021, the Company amended the 2011 Plan to remove extended post-termination exercise periods and revert to the traditional 90-day period for future stock option grants.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2024, the maximum aggregate number of shares that may be issued pursuant to awards under the 2011 Plan was 48.2 million and 55.1 million, respectively, of which 7.8 million and 9.9 million shares remained available to be issued under the 2011 Plan, respectively.

A summary of stock option award activity under the 2011 Plan is as follows (in thousands, except years and per-share data):

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2022	28,721	$2.19	7.6	$4,071
Granted	5,245	1.76
Exercised	(1,233)	1.47
Canceled and forfeited	(2,083)	1.97

Outstanding as of December 31, 2023	30,650	$2.16	7.2	$18,999
Granted	5,948	2.77
Exercised	(2,308)	1.50
Canceled and forfeited	(1,081)	2.23

Outstanding as of December 31, 2024	33,209	$2.31	6.8	$13,942

Vested and exercisable as of December 31, 2023	19,144	$2.06	6.2	$13,571
Vested and exercisable as of December 31, 2024	22,143	$2.23	6.0	$10,948

When stock options are exercised, the Company’s policy is to issue previously unissued shares of common stock. The intrinsic value of a stock option is calculated as the difference between the per-share exercise price of the underlying stock option and the estimated per-share fair value of the Company’s common stock at the measurement date. The total intrinsic values of stock options exercised during the years ended December 31, 2023 and 2024 was $1.2 million and $3.2 million, respectively.

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2023 and 2024 was $1.44 and $1.98 per share, respectively. The total grant date fair value of stock options vested during the years ended December 31, 2023 and 2024 was $8.2 million and $8.3 million, respectively.

As of December 31, 2023 and 2024, there was approximately $15.9 million and $17.3 million, respectively, of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over the weighted-average period of 2.6 years and 2.6 years, respectively, using the straight-line method.

Secondary Stock Transactions

During the years ended December 31, 2023 and 2024, certain former employees sold 1.4 million and 1.5 million shares, respectively, of the Company’s common stock at a purchase price in excess of the then-current fair market value to existing investors of the Company. As a result, during the years ended December 31, 2023 and 2024, the Company recorded a total of $1.4 million and $1.1 million, respectively, in share-based compensation expense for the excess of the purchase price paid by these investors over the fair value of shares sold.

13. Related Party

Commercial Arrangements with Cigna and its Affiliates

The Company’s customers, channel partners, and vendors include affiliates of The Cigna Group, which beneficially owns more than 5% of the Company’s outstanding capital stock through Cigna Ventures, LLC. The

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company has entered into agreements with these affiliates that, among other things, provide for the provision of the Company’s programs to eligible individuals covered by these affiliates and, in certain cases, for the provision of services by such affiliates in connection with the administration of the Company’s programs. The Company also has agreements with these affiliates for the provision of certain benefits provided to the Company’s employees. Pursuant to these agreements, in addition to the amounts disclosed in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows, affiliates of The Cigna Group made payments to the Company of $63.3 million and $89.9 million during the years ended December 31, 2023 and 2024, respectively. Additionally, the Company made payments to affiliates of The Cigna Group of $13.1 million and $17.2 million during the years ended December 31, 2023 and 2024, respectively.

14. Segment Reporting

The Company has one operating and reportable segment, which includes all virtual care program product offerings. The CODM manages the allocation of resources and assesses performance at the operating segment level.

The CODM reviews information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The CODM assesses performance and decides how to allocate resources based on components reported on the consolidated statement of operations including consolidated net loss. The CODM uses net loss to evaluate the return on assets and to determine investment opportunities related to development of new virtual care service offerings, new technologies, and platform enhancements. The CODM also uses net loss to monitor budget versus actual results.

The Company’s segment net loss and significant expenses for the years ended December 31, 2023 and 2024, consisted of the following (in thousands):

	Year Ended December 31,
	2023	2024
Revenue	$122,784	$169,800
Cost of revenue(1)	52,813	66,923
Employee compensation(2)	105,646	111,221
Other segment items(3)	31,836	38,793

Net loss	$(67,511)	$(47,137)

(1)	Depreciation and amortization included in cost of revenue was $3.8 million and $4.2 million for the years ended December 31, 2023 and 2024, respectively.
(2)

Employee compensation is part of research and development, sales and marketing and general and administrative expenses and included salaries, share-based compensation expense, sales commissions, employee bonuses, benefits, and other employee-related expenses.

(3)	Other segment items included third-party consulting and professional services, software and infrastructure, hosting, marketing and advertising, other income, and other expenses.

All of the Company’s long-lived assets were located in the U.S., and all revenue was earned in the U.S. as of and for the years ended December 31, 2023 and 2024.

15. Income Taxes

The Company’s geographical distribution of its loss before provision for income taxes of $67.5 million and $47.1 million for the years ended December 31, 2023 and 2024, respectively, relates to the U.S. The Company did not record a provision for income tax expense or benefit for the years ended December 31, 2023 and 2024.

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The effective tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2023	2024
Statutory rate	21.0%	21.0%
State tax	4.3%	4.3%
Credits	2.3%	4.6%
Stock compensation	(2.0)%	(1.7)%
Other	(0.3)%	(0.2)%
Change in valuation allowance	(25.8)%	(27.8)%

Total	0.0%	0.0%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of the temporary differences and carryforwards that give rise to deferred tax assets and liabilities consists of the following (in thousands):

	As of December 31,
	2023	2024
Deferred tax assets:
Net operating loss carryforwards	$76,911	$79,341
Credit carryforwards	12,019	14,876
Fixed assets	283	287
Share-based compensation	1,105	1,751
Operating lease liability	295	102
Interest carryforwards	771	1,593
Section 174 research and development capitalization	12,546	17,526
Other accruals and reserves	4,431	6,376

Total deferred tax assets	108,361	121,852
Deferred tax liabilities:
Intangible assets	(2,429)	(2,233)
Operating lease right-of-use asset	(290)	(110)
Deferred costs	(2,125)	(3,015)

Total deferred tax liabilities	(4,844)	(5,358)
Valuation allowance	(103,517)	(116,494)

Deferred taxes, net of valuation allowance	$—	$—

In determining the need for a valuation allowance, the Company reviewed both positive and negative evidence pursuant to the requirements of ASC 740, Income Taxes, including current and historical results of operations, future income projections, and potential tax planning strategies. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence such as its projections for future growth. On the basis of this evaluation, as of December 31, 2023 and 2024, a full valuation allowance has been established

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of the Company’s valuation allowance during the years ended December 31, 2023 and 2024 is as follows (in thousands):

	Year Ended December 31,
	2023	2024
Valuation allowance, beginning of period	$(86,334)	$(103,517)
Additions	(17,183)	(12,977)

Valuation allowance, end of period	$(103,517)	$(116,494)

As of December 31, 2023 and 2024, the Company had tax net operating loss carryforwards and tax credit carryforwards as follows (in thousands):

	As of December 31,
	2023	2024
Net operating loss carryforwards, federal	$306,885	$317,173
Net operating loss carryforwards, state	203,782	206,626
Tax credit, federal	10,616	13,384
Tax credit, state	7,056	7,933

As of December 31, 2024, the Company had $317.2 million of federal and $206.6 million of state net operating loss carryforwards available to offset future taxable income. Carryforwards generated in tax years ended December 31, 2017 and prior will expire in varying amounts beginning in 2031 for federal and state purposes. Carryforwards generated in the tax year ended December 31, 2018 and future years do not expire for federal purposes.

As of December 31, 2024, the Company had federal and state research and development tax credits of $13.4 million and $7.9 million, respectively. If not utilized, the federal research and development credits will expire in 2031. The California research and development credits can be carried forward indefinitely.

The Company’s ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax laws. In the event the Company should experience an ownership change, as defined, utilization of its net operating loss carryforwards and tax credits could be limited.

As of December 31, 2024, the total amount of unrecognized tax benefits, excluding interest, was $5.2 million, none of which would impact the effective tax rate if recognized. The Company’s policy is to include interest and penalties with its provision for income taxes. For the year ended December 31, 2024, the Company accrued less than $0.1 million in interest and penalties on its uncertain tax positions. The Company does not anticipate any significant changes to its unrecognized tax positions within the next twelve months.

A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits during the years ended December 31, 2023 and 2024 is as follows (in thousands):

	Year Ended December 31,
	2023	2024
Balance, beginning of period	$3,528	$4,262
Increases related to current year tax positions	791	911
Lapse of the applicable statute of limitations	(57)	—

Balance, end of period	$4,262	$5,173

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is not currently under examination by the U.S. Internal Revenue Service (the “IRS”) or any other state, city, or local jurisdiction. The Company’s tax years from inception are subject to examination by the IRS and state taxing authorities due to the carryforward of unutilized net operating losses.

16. Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per share of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. The holders of the Company’s redeemable convertible preferred stock would be entitled to dividends in preference to common stockholders, at specified rates, if declared. Such dividends are not cumulative. Any remaining earnings would be distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an as-converted basis. The holders of the Company’s redeemable convertible preferred stock are not contractually obligated to participate in the Company’s losses.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method. For periods in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive.

For the calculation of diluted net loss per share, net loss per share attributable to common stockholders for basic net loss per share is adjusted by the effect of dilutive securities, including awards under the 2011 Plan. Diluted net loss per share attributable to common stockholders is computed by dividing the resulting net loss attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding. For the years ended December 31, 2023 and 2024, the Company’s potentially dilutive shares relating to stock options, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, and common stock warrants were not included in the computation of diluted net loss per share as the effect of including these shares in the calculation would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to the Company’s common stockholders (in thousands, except per-share data):

	Year Ended December 31,
	2023	2024
Numerator:
Net loss attributable to common stockholders	$(67,511)	$(47,137)
Denominator:
Weighted-average number of shares used in computing per share attributable to common stockholders, basic diluted	21,273	23,164

Net loss per share attributable to common stockholders, and diluted	$(3.17)	$(2.03)

As the Company was in a loss position for the years ended December 31, 2023 and 2024, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential shares of common stock outstanding

OMADA HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per-share calculations because they would have been anti-dilutive were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Redeemable convertible preferred stock	118,219	118,219
Common stock options outstanding	30,650	33,209
Redeemable convertible preferred stock warrants	778	778
Common stock warrants	130	130

Total	149,777	152,336

17. Subsequent Events

The Company has evaluated subsequent events for recognition and measurement purposes through March 14, 2025, which is the date the consolidated financial statements were available to be issued.

On March 7, 2025, the Company entered into an amendment to the MidCap Credit Agreement which, among other things, (i) extended the availability of the Second Tranche until December 31, 2025 and (ii) modified the Revenue Condition to require trailing 12-month revenue of $165.0 million if the Second Tranche is advanced during the first fiscal quarter of 2025, $170.0 million if the Second Tranche is advanced during the second fiscal quarter of 2025, $175.0 million if the Second Tranche is advanced during the third fiscal quarter of 2025, and $180.0 million if the Second Tranche is advanced during the fourth fiscal quarter of 2025.

OMADA HEALTH, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per-share data, unaudited)

	As of
	December 31, 2024	March 31, 2025
Assets
Current assets:
Cash and cash equivalents	$76,392	$59,397
Accounts receivable, net(1)	23,417	29,282
Inventory	3,296	3,042
Deferred commissions, current	3,017	3,312
Prepaid expenses and other current assets	6,937	7,520

Total current assets	113,059	102,553
Property and equipment, net	5,625	6,085
Operating lease right-of-use asset	447	258
Deferred commissions, non-current	9,214	9,340
Intangible assets, net	4,263	3,762
Goodwill	13,240	13,240
Other assets	5,044	5,944

Total assets	$150,892	$141,182

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,168	$4,818
Accrued expenses and other current liabilities(2)	29,840	21,414
Operating lease liability, current	415	209
Deferred revenue(3)	19,530	22,786

Total current liabilities	53,953	49,227
Long term debt	29,771	29,868
Warrant liabilities, non-current	2,252	2,772
Other liabilities, non-current	285	330

Total liabilities	86,261	82,197

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, $0.001 par value; 120,689 shares authorized as of December 31, 2024 and March 31, 2025; 118,219 shares issued and outstanding as of December 31, 2024 and March 31, 2025; aggregate liquidation preference of $455,588 as of December 31, 2024 and March 31, 2025, net of issuance	449,034	449,034
Stockholders’ deficit
Common stock, $0.001 par value; 181,500 shares authorized as of December 31, 2024 and March 31, 2025; 24,473 and 25,090 shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively	24	25
Additional paid-in capital	59,539	63,340
Accumulated deficit	(443,966)	(453,414)

Total stockholders’ deficit	(384,403)	(390,049)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$150,892	$141,182

(1)	Includes amounts from a related party of $13.2 million and $17.3 million as of December 31, 2024 and March 31, 2025, respectively.
(2)	Includes amounts from a related party of $2.2 million and $3.4 million as of December 31, 2024 and March 31, 2025, respectively.
(3)	Includes amounts from a related party of $13.2 million and $16.7 million as of December 31, 2024 and March 31, 2025, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OMADA HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per-share data, unaudited)

	Three Months Ended March 31,
	2024	2025
Revenue
Services(1)	$31,904	$49,496
Hardware(2)	3,191	5,467

Total revenue	35,095	54,963
Cost of revenue
Services(3)	10,296	12,744
Hardware	7,451	10,319

Total cost of revenue	17,747	23,063

Gross profit	17,348	31,900

Operating expenses
Research and development(4)	8,896	8,806
Sales and marketing(5)	17,196	20,170
General and administrative(6)	9,249	11,320

Total operating expenses	35,341	40,296

Operating loss	(17,993)	(8,396)
Other expense, net
Interest expense	1,130	1,074
Interest income	(529)	(542)
Change in fair value of warrant liabilities	375	520

Total other expense, net	976	1,052

Loss before provision for income taxes	(18,969)	(9,448)
Provision for income taxes	—	—

Net loss and comprehensive loss	$(18,969)	$(9,448)

Net loss per share—basic and diluted	$(0.84)	$(0.38)

Weighted-average shares outstanding—basic and diluted	22,482	24,723

(1)	Includes amounts from a related party of $17.4 million and $29.9 million for the three months ended March 31, 2024 and 2025, respectively.
(2)	Includes amounts from a related party of $1.5 million and $3.4 million for the three months ended March 31, 2024 and 2025, respectively.
(3)	Includes amounts from a related party of $0.9 million and $1.2 million for the three months ended March 31, 2024 and 2025, respectively.
(4)	Includes amounts from a related party of $0.4 million and $0.5 million for the three months ended March 31, 2024 and 2025, respectively.
(5)	Includes amounts from a related party of $3.6 million and $5.6 million for the three months ended March 31, 2024 and 2025, respectively.
(6)	Includes amounts from a related party of $0.3 million and $0.3 million for the three months ended March 31, 2024 and 2025, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OMADA HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	118,219	$449,034	22,165	$22	$46,695	$(396,829)	$(350,112)
Issuance of common stock upon exercise of stock options	—	—	649	1	987	—	988
Share-based compensation expense	—	—	—	—	2,887	—	2,887
Net loss and comprehensive loss	—	—	—	—	—	(18,969)	(18,969)

Balance as of March 31, 2024	118,219	$449,034	22,814	$23	$50,569	$(415,798)	$(365,206)

Balance as of December 31, 2024	118,219	$449,034	24,473	$24	$59,539	$(443,966)	$(384,403)
Issuance of common stock upon exercise of stock options	—	—	617	1	918	—	919
Share-based compensation expense	—	—	—	—	2,883	—	2,883
Net loss and comprehensive loss	—	—	—	—	—	(9,448)	(9,448)

Balance as of March 31, 2025	118,219	$449,034	25,090	$25	$63,340	$(453,414)	$(390,049)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OMADA HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Three Months Ended March 31,
	2024	2025
Operating activities
Net loss	$(18,969)	$(9,448)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,125	1,333
Share-based compensation	2,869	2,844
Loss on disposal of property and equipment	—	1
Amortization of debt issuance costs	96	109
Non-cash operating lease expense	177	189
Change in fair value of warrants	375	520
Provision for credit losses(1)	162	631
Amortization of deferred commissions	506	734
Changes in operating assets and liabilities:
Accounts receivable(2)	(8,257)	(6,496)
Inventory	639	254
Prepaid expenses and other current assets	(590)	(595)
Deferred commissions	(2,018)	(1,200)
Other non-current assets	84	54
Accounts payable	(652)	283
Operating lease liabilities	(189)	(206)
Accrued expenses and other current liabilities(3)	(3,400)	(8,425)
Deferred revenue(4)	7,350	3,256
Other non-current liabilities	45	44

Net cash used in operating activities	(20,647)	(16,118)

Investing activities
Purchases of property and equipment	(184)	(315)
Capitalized internal-use software costs	(597)	(934)

Net cash used in investing activities	(781)	(1,249)

Financing activities
Proceeds from issuance of common stock	988	919
Payment of deferred offering costs	(432)	(547)

Net cash provided by financing activities	556	372

Net decrease in cash and cash equivalents	(20,872)	(16,995)
Cash and cash equivalents at beginning of period	115,643	76,392

Cash and cash equivalents at end of period	$94,771	$59,397

(1)	Includes changes in related party balances of $0.1 million and $0.1 million for the three months ended March 31, 2024 and 2025, respectively.
(2)	Includes changes in related party balances of $4.2 million and $4.2 million for the three months ended March 31, 2024 and 2025, respectively.
(3)	Includes changes in related party balances of $1.1 million and $1.2 million for the three months ended March 31, 2024 and 2025, respectively.
(4)	Includes changes in related party balances of $4.8 million and $3.5 million for the three months ended March 31, 2024 and 2025, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OMADA HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Three Months Ended March 31,
	2024	2025
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$966	$896
Supplemental disclosure of non-cash investing and financing activities:
Unpaid property and equipment included in accounts payable	$—	$68
Unpaid deferred offering costs included in accounts payable	575	494
Share-based compensation expense capitalized in internal-use software	18	39

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Description of Business

Omada Health, Inc.’s (together with its subsidiary and consolidated professional corporation, the “Company” or “Omada”) mission is to bend disease curves. As part of that mission, the Company strives to inspire and enable people to make lasting health changes on their own terms. The Company delivers virtual care between doctor’s visits, providing an engaging, personalized, and integrated experience for its members that is designed to improve their health while delivering value for its customers and channel partners, including employers, health plans, health systems, and pharmacy benefits managers (“PBMs”). The Company offers cardiometabolic programs for prediabetes, diabetes, and hypertension; a physical therapy program to address musculoskeletal (“MSK”) conditions; additional support for members taking glucagon-like peptide-1 agonists (“GLP-1”) in its cardiometabolic programs (“GLP-1 Care Tracks”); and behavioral health support across all programs. The Company was incorporated in the State of Delaware in April 2011 and is headquartered in San Francisco, California.

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the accounts of Omada Health Inc., its subsidiary, Physera, Inc., and a professional corporation, Physera Physical Therapy Group, PC (“PPTG” or the “professional corporation”), which was determined to be a variable interest entity (“VIE”) for which Omada is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all the adjustments of a normal, recurring nature that are necessary for the fair statement of the Company’s financial position, results of operations, and cash flows for the interim periods but are not necessarily indicative of the results expected for the full year or any other period.

Variable Interest Entity

Some jurisdictions have laws that prohibit business entities, such as Omada, from practicing physical therapy, employing physical therapists, exercising control over certain decisions by physical therapists (collectively known as the corporate practice of physical therapy), or engaging in certain arrangements with physical therapists, such as fee-splitting. The Company operates in accordance with these restrictions by holding a variable interest through a long-term management agreement in a professional corporation, which is owned and operated by physical therapists and which engages in provision of physical therapy and contracts with physical therapists and other healthcare practitioners duly licensed to practice and provide physical therapy services and treatment. The most recent long-term agreement commenced in January 2022, has an initial term of ten years, and is automatically renewable for successive periods of five-year terms unless terminated by either party for cause.

The management agreement is not terminable by the professional corporation during the initial term, except in the case of material breach or bankruptcy of Omada. The professional corporation is considered a VIE since it does not have sufficient equity to finance its activities without additional subordinated financial support. An enterprise having a controlling financial interest in a VIE must consolidate the VIE if it is considered the primary beneficiary, which is described as having both (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE. Through the management agreement and the Company’s relationship with the stockholders of the professional corporation, the Company has exclusive authority over all non-medical decision making related to the ongoing business operations of the professional corporation. Based on the provisions of the agreements with the professional corporation, the Company consolidated the VIE at inception, and upon reconsideration events, as the Company is considered the primary beneficiary as the Company has control over the operations of the VIE, provides full financial and management support, and takes all residual benefits and bears all residual losses from its operations. The Company will perform on-going reassessments of the VIE based on any reconsideration events to reevaluate whether a change to the consolidation conclusion is required each reporting period.

The condensed consolidated balance sheets as of December 31, 2024 and March 31, 2025 include assets of the consolidated VIE, which can only be used to settle obligations of the VIE, and liabilities of the consolidated VIE. As of December 31, 2024, after the elimination of intercompany transaction balances, assets of the consolidated VIE totaled $0.9 million, and liabilities of the consolidated VIE totaled $0.2 million. As of March 31, 2025, after the elimination of intercompany transaction balances, assets of the consolidated VIE totaled $1.0 million, and liabilities of the consolidated VIE totaled $0.2 million.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting period. The Company’s significant estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to, determining standalone selling price for performance obligations in contracts with customers and variable consideration, the period of benefit for deferred commissions, the fair value of common stock warrants, the fair value of redeemable convertible preferred stock warrants, the valuation and assumptions underlying share-based compensation including the per-share fair value of the Company’s common stock, the assessment of useful life and recoverability of long-lived assets, the valuation of deferred tax assets, reserves for uncertain tax positions, and the incremental borrowing rate used in the Company’s operating lease calculations. By their nature, estimates are subject to an inherent degree of uncertainty and actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from those estimates or assumptions.

Segment and Geographic Information

The Company considers operating segments to be components of the Company in which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM for the Company is the Chief Executive Officer. The CODM reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company’s performance. The Company has determined that it has one operating and reportable segment (refer to Note 11 for additional information).

Concentrations of Credit Risk and Significant Customers and Channel Partners

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company holds cash at major financial

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

institutions that often exceed Federal Deposit Insurance Corporation insured limits. The Company manages its credit risk associated with cash concentrations by concentrating its cash deposits in high quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The carrying value of cash approximates fair value. Historically, the Company has not experienced any losses due to such cash concentrations.

Concentrations of credit risk with respect to accounts receivable are primarily limited to certain customers and channel partners to which the Company makes substantial sales. Significant customers and channel partners are those which represent 10% or more of the accounts receivable balance or revenue for the periods presented. Customers and channel partners that accounted for 10% or more of accounts receivable, net as of December 31, 2024 and March 31, 2025 or 10% or more of revenue for the three months ended March 31, 2024 and 2025 were as follows:

	Accounts Receivable, net		Revenue
	As of		Three Months Ended March 31,
	December 31, 2024	March 31, 2025	2024	2025
Partner A	29%	24%	37%	31%
Partner B	28%	35%	17%	29%

Fair Value of Financial Instruments

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and cash equivalents are recorded at cost, which approximates fair value. Additionally, the carrying amounts of accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, and other current liabilities approximate fair value due to their short-term nature.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 inputs: Quoted prices for identical assets and liabilities in active markets.

Level 2 inputs: Assets and liabilities based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities or other inputs that are observable or can be corroborated by observable market data.

Level 3 inputs: Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

Contract Assets

Contract assets include amounts related to the Company’s enforceable right to consideration for completed performance obligations that cannot be invoiced yet under the terms of the contract. Contract assets relate primarily to hardware revenue that is recognized upon shipment and has not yet been invoiced. The contract assets are transferred to accounts receivable, net when the rights become unconditional. As of December 31, 2024 and March 31, 2025, the Company had $0.5 million and $0.7 million short-term contract assets, respectively, included in prepaid expenses and other current assets in the condensed consolidated balance sheets.

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Deferred Revenue

Deferred revenue consists primarily of payments received and accounts receivable recorded in advance of the delivery or completion of the services. Deferred revenue associated with upfront payments for enrollment is generally recognized over the estimated benefit period to the member of twelve months. As of December 31, 2024 and March 31, 2025, deferred revenue was classified as a current liability based on the anticipated recognition period of twelve months or less.

A summary of the activity impacting deferred revenue balances is presented below (in thousands):

	Three Months Ended March 31,
	2024	2025
Balance at beginning of period	$14,885	$19,530
Revenue recognized	(35,095)	(54,963)
Additional amounts deferred	42,445	58,219

Balance at end of period	$22,235	$22,786

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and other fees and costs relating to the Company’s planned initial public offering (“IPO”) are capitalized within other assets on the condensed consolidated balance sheets. The deferred offering costs will be offset against the proceeds received by the Company upon the closing of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within operating loss. The Company deferred $4.8 million and $5.7 million of planned IPO costs as of December 31, 2024 and March 31, 2025, respectively.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The updates in this ASU may be applied on a prospective or retrospective application basis and are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of the new standard on its condensed consolidated financial statement disclosures.

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

3. Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis based on the fair value hierarchy as follows (in thousands):

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents:
Money market funds	$64,501	$—	$—	$64,501

	$64,501	$—	$—	$64,501

Liabilities
Warrant liabilities	$—	$—	$2,252	$2,252

	$—	$—	$2,252	$2,252

	As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents:
Money market funds	$43,678	$—	$—	$43,678

	$43,678	$—	$—	$43,678

Liabilities
Warrant liabilities	$—	$—	$2,772	$2,772

	$—	$—	$2,772	$2,772

Level 3 liabilities that are measured at fair value on a recurring basis consist of redeemable convertible preferred stock warrant liabilities and common stock warrant liabilities associated with warrants issued in connection with the Company’s financing arrangements (refer to Note 5 and Note 8 for additional information). The fair values of the outstanding warrants are measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the underlying stock. The carrying value of long-term debt approximates its fair value based on Level 2 inputs as the principal amounts outstanding are subject to variable interest rates that are based on market rates (see Note 5, “Financing Arrangements”).

The following tables present the quantitative information regarding Level 3 fair value measurements of the warrant liabilities:

	As of December 31, 2024
	Series B	Series D	Common
Stock price	$3.41	$4.55	$2.56
Exercise price	$1.18	$5.04	$1.08
Remaining term (in years)	1.0	5.4	2.7
Risk-free interest rate	4.21%	4.38%	4.27%
Expected volatility	67%	66%	66%
Expected dividend yield	0%	0%	0%

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

	As of March 31, 2025
	Series B	Series D	Common
Stock price	$4.37	$5.22	$3.64
Exercise price	$1.18	$5.04	$1.08
Remaining term (in years)	0.8	5.1	2.4
Risk-free interest rate	4.14%	3.96%	3.89%
Expected volatility	73%	65%	65%
Expected dividend yield	0%	0%	0%

The following table sets forth a summary of changes in fair value of Level 3 liabilities (in thousands):

Balance as of December 31, 2023	$2,470
Remeasurement of warrant liabilities	375

Balance as of March 31, 2024	$2,845

Balance as of December 31, 2024	$2,252
Remeasurement of warrant liabilities	520

Balance as of March 31, 2025	$2,772

The Company recognizes transfers among Level 1, Level 2, and Level 3 classifications as of the actual date of the events or change in circumstances that caused the transfers. During the three months ended March 31, 2024 and 2025, the Company had no transfers of financial assets or liabilities between levels of the fair value hierarchy.

4. Consolidated Balance Sheet Components

Accounts Receivable, Net

Accounts receivable, net consisted of the following (in thousands):

	As of
	December 31, 2024	March 31, 2025
Billed accounts receivable	$9,483	$11,195
Unbilled accounts receivable	15,919	20,190
Allowance for credit losses	(1,985)	(2,103)

Total accounts receivable, net	$23,417	$29,282

A roll forward of the Company’s allowance for credit losses was as follows (in thousands):

	As of March 31,
	2024	2025
Balance at beginning of period	$(630)	$(1,985)
Provision for credit losses	(162)	(631)
Other adjustments and write-offs	54	513

Balance at end of period	$(738)	$(2,103)

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Inventory

Inventory is comprised of finished goods inventory. There was no reserve for excess and obsolete inventory recorded as of December 31, 2024 and March 31, 2025.

5. Financing Arrangements

The Company’s financing arrangements consisted of the following (in thousands):

	As of
	December 31, 2024	March 31, 2025
Term loan	$30,000	$30,000
Revolving line of credit	963	963
Debt issuance costs, net	(1,192)	(1,095)

Long term debt	$29,771	$29,868

MidCap Credit Agreement

In June 2023, the Company entered into a financing arrangement with Physera, Inc., MidCap Funding IV Trust (“MidCap”), as administrative agent, MidCap Financial Trust, as term loan servicer, certain funds managed by MidCap, as lenders, and the lenders, additional borrowers, and guarantors from time to time party thereto (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “MidCap Credit Agreement”) for a senior secured term loan (the “MidCap Term Facility”) in an aggregate principal amount of up to $60.0 million, with up to $30.0 million available upon the initial closing date and up to $30.0 million (the “Second Tranche”) available for draw from October 2024 through March 2025 conditional upon achievement of $120.0 million of trailing 12-month revenue (the “Revenue Condition”) and $60.0 million liquidity. On March 7, 2025, the Company entered into an amendment to the MidCap Credit Agreement which, among other things, (i) extended the availability of the Second Tranche until December 31, 2025 and (ii) modified the Revenue Condition to require trailing 12-month revenue of $165.0 million if the Second Tranche is advanced during the first fiscal quarter of 2025, $170.0 million if the Second Tranche is advanced during the second fiscal quarter of 2025, $175.0 million if the Second Tranche is advanced during the third fiscal quarter of 2025, and $180.0 million if the Second Tranche is advanced during the fourth fiscal quarter of 2025. Upon the initial closing date of the MidCap Credit Agreement, the Company drew down on $30.0 million of the MidCap Term Facility and used a portion of the proceeds to repay the outstanding principal balance (including prepayment premium) and accrued interest on a prior credit agreement with Perceptive Credit Holdings, III, LP. The MidCap Term Facility is interest-only for 48 months. At the end of the initial interest-only period, the Company can elect to extend the interest-only period an additional 12 months if the Company meets a certain trailing 12-month revenue level (the “Minimum Net Revenue”) and no event of default has occurred and is continuing. The MidCap Credit Agreement also includes a revolving line of credit facility (the “MidCap Revolving Facility”) allowing for up to $20.0 million in revolving borrowings. The availability of the MidCap Revolving Facility is calculated as a percentage of the Company’s outstanding accounts receivable and inventory balances (“Availability”). The Company is required to maintain a minimum drawn balance on the MidCap Revolving Facility of no less than 20% of Availability, or will be required to pay a fee equal to the MidCap Revolving Facility interest rate on the difference between the amount of revolving loans drawn and 20% of Availability. Upon the initial closing date of the MidCap Credit Agreement, the Company drew $1.0 million on the MidCap Revolving Facility. The maturity date of the MidCap Term Facility and the MidCap Revolving Facility is June 1, 2028.

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Interest is charged on any outstanding principal of the MidCap Term Facility at the sum of (i) the one-month forward-looking term SOFR, plus 0.10% (“Adjusted SOFR”), plus 7.00%, subject to a floor of 2.50%. Interest on the MidCap Revolving Facility is charged at the sum of Adjusted SOFR, plus 4.00%, subject to a floor of 2.50%. Both interest rates are reset monthly. The effective interest rate for the three months ended March 31, 2024 and 2025 on the MidCap Term Facility was 14.4% and 13.4%, respectively, and 12.0% and 11.3% on the MidCap Revolving Facility, respectively.

A fully nonrefundable origination fee of 1.00% of the $60 million MidCap Term Facility ($0.6 million) was paid upon the effective date of the MidCap Credit Agreement. The Company was also required to pay all of the lender legal fees and out-of-pocket expenses totaling $0.7 million. Additionally, an annual administrative fee of 0.25% of the amount borrowed under the MidCap Term Facility is due annually. At the time of final payment of the MidCap Term Facility, the Company will pay a fee of 3% on the amount borrowed under the MidCap Term Facility.

A fully nonrefundable origination fee of 0.5% of the $20 million MidCap Revolving Facility ($0.1 million) was paid upon the closing of the MidCap Credit Agreement. The Company shall pay a collateral management fee of 0.5% per annum on the outstanding balance of the MidCap Revolving Facility, payable monthly in arrears. Additionally, the Company will pay an unused line fee of 0.50% per annum of the average unused portion of the MidCap Revolving Facility, payable monthly in arrears. The Company incurred other debt issuance costs of $0.4 million related to other fees paid to the lender and legal fees incurred by the Company.

In connection with the March 7, 2025 amendment to the MidCap Credit Agreement, the Company incurred debt issuance costs of $0.2 million. As the Company has not borrowed against the Second Tranche modified in the amendment, the debt issuance costs are classified in prepaid expenses and other current assets in the condensed consolidated balance sheets as of March 31, 2025.

With respect to any prepayment of all or any portion of the outstanding principal amount of MidCap Term Facility, or permanent reduction of the commitments under the MidCap Revolving Facility, a prepayment premium or deferred revolving origination fee, as applicable, will be due as follows: 3% if prepaid or reduced, as applicable, before June 1, 2024, 2% if prepaid or reduced, as applicable, between June 2, 2024 and June 1, 2025, and 1% if prepaid or reduced, as applicable, thereafter.

The MidCap Credit Agreement includes customary covenants for a facility of this type, including monthly reporting requirements and, at any time that liquidity is less than 1.50x the outstanding principal balance of the MidCap Term Facility, a financial covenant to maintain minimum trailing 12-month net revenue levels specified in the MidCap Credit Agreement. The MidCap Credit Agreement also contains various covenants that limit the Company’s ability to, among other things: sell, transfer, lease, or dispose of its assets subject to certain exclusions; create, incur, assume, guarantee, or assume additional indebtedness, other than certain permitted indebtedness; encumber or permit liens on any of its assets other than certain permitted liens; make restricted payments, including paying cash dividends on, repurchasing or making distributions with respect to any of its capital stock; make specified investments; consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of its assets; and enter into certain transactions with its affiliates, in each case, subject to certain exceptions, baskets, and thresholds set forth in the MidCap Credit Agreement. As of December 31, 2024 and March 31, 2025, the Company was in compliance with its financial covenants.

Interest expense related to amortization of the debt discount for long-term debt for the three months ended March 31, 2024 and 2025 was $0.1 million and $0.1 million, respectively, and is included in interest expense in the condensed consolidated statements of operations and comprehensive loss.

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company believes that it is probable that it will meet the Minimum Net Revenue and will elect to extend the interest-only period for an additional 12 months. As of March 31, 2025, the future maturities of the financing arrangements in aggregate, by year ended December 31, were as follows (in thousands):

Remainder of 2025	$—
2026	—
2027	—
2028	30,963

Total future payments	30,963
Less: Unamortized debt issuance costs	(1,095)

Total financing arrangements	$29,868

6. Leases

The Company has an operating lease for a corporate office located in San Francisco, California that expires in July 2025. The lease includes the option to extend the lease term, generally at the then-market rates. The Company excludes extension options that are not reasonably certain to be exercised from its lease terms. The Company’s lease payments consist primarily of fixed rental payments for the right to use the underlying leased assets over the lease term. The Company is responsible for operating expenses that exceed the amount of the base operating expenses as defined in the original lease agreement.

The components of lease expense, included in operating expenses, were as follows (in thousands):

	Three Months Ended March 31,
	2024	2025
Operating lease cost	$195	$195
Short-term lease cost	—	—

Total lease cost	$195	$195

The weighted-average remaining operating lease term and weighted-average discount rate were as follows:

	As of
	December 31, 2024	March 31, 2025
Weighted-average remaining lease term (years)	0.58	0.33
Weighted-average discount rate	6.0%	6.0%

Other information related to the Company’s operating leases were as follows (in thousands):

	Three Months Ended March 31,
	2024	2025
Supplemental cash flow information:
Operating cash flows from operating leases	$(206)	$(211)

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

As of March 31, 2025, the future minimum operating lease payments, by year ended December 31, were as follows (in thousands):

Remainder of 2025	$281
2026	—
2027	—
2028	—
2029	—

Total future minimum lease payments	281
Less: imputed interest	(72)

Present value of lease liabilities	209
Less: current obligations under lease	(209)

Non-current lease obligations	$—

7. Commitments and Contingencies

Legal Matters

From time to time, the Company may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company is not presently a party to any such litigation the outcome of which, the Company believes, if determined adversely to the Company, would individually, or taken together, have a material adverse effect on the Company’s business, operating results, cash flows, or financial condition.

Indemnification

In the ordinary course of business, the Company includes in its agreements indemnification provisions of varying scope and terms pursuant to which it agrees to indemnify customers, channel partners, suppliers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. The term of these indemnification provisions generally survive the termination of the agreements indefinitely. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. No demands have ever been made upon the Company to provide indemnification under such agreements, and there are no claims under those indemnification terms that the Company is aware of that could have a material effect on the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss, or condensed consolidated statements of cash flows. Accordingly, the Company had no liabilities recorded for these provisions as of December 31, 2024 and March 31, 2025.

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Other Commitments

Other contractual commitments primarily consist of technology and cloud services related to the Company’s daily business operations. As of March 31, 2025, future minimum payments under the Company’s non-cancellable purchase commitments, for the years ended December 31, were as follows (in thousands):

Remainder of 2025	$3,044
2026	3,477
2027	1,713
2028	692
2029	—
Thereafter	—

Total	$8,926

The purchase obligation amounts do not represent the entire anticipated purchases in the future but represent only those items for which the Company is contractually obligated. The majority of the Company’s goods and services are purchased as needed, with no unconditional commitment. For this reason, these amounts do not provide an indication of the Company’s expected future cash outflows related to purchases.

In addition to the amounts above, the repayment of outstanding amounts under the MidCap Credit Agreement in an aggregate principal amount of $31.0 million is due on June 1, 2028. Refer to Note 5 for further information regarding the MidCap Credit Agreement.

8. Stock Warrants

The Company has issued common and redeemable convertible preferred stock warrants in connection with certain notes payable and debt financing transactions. Warrants outstanding as of December 31, 2024 and March 31, 2025 were as follows (in thousands, except for per-share data):

	As of December 31, 2024
Stock Series	Date Issued	Expiration Date	Price Per Share	Number of Shares	Fair Value
Series B	May 20, 2015	May 19, 2025	$1.18	118	$273
Series D	May 18, 2020	May 18, 2030	$5.04	660	1,751
Common	August 29, 2017	August 29, 2027	$1.08	130	228

Total				908	$2,252

	As of March 31, 2025
Stock Series	Date Issued	Expiration Date	Price Per Share	Number of Shares	Fair Value
Series B	May 20, 2015	May 19, 2025	$1.18	118	$384
Series D	May 18, 2020	May 18, 2030	$5.04	660	2,032
Common	August 29, 2017	August 29, 2027	$1.08	130	356

Total				908	$2,772

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Common Stock Warrants

In August 2017, the Company issued warrants to purchase common stock in conjunction with a loan and security agreement with Silicon Valley Bank (“SVB”). The number of shares that the holder may purchase is equal to 130,262 and is related to a borrowing under the agreement. The warrants will be automatically exercised under the cashless exercise method upon the expiration date of each respective warrant or upon a cash or public acquisition. The warrants issued allow SVB to acquire shares of common stock at an exercise price of $1.08 per share and expire ten years after issuance. These warrants were concluded to be liabilities accounted for at fair value, using the Black-Scholes pricing model, on the date of issuance with subsequent remeasurements recorded in earnings. The fair value on the date of issuance was recorded as warrant liabilities and debt discount. The debt discount was fully amortized upon the debt being repaid in May 2020. The change in fair value for the three months ended March 31, 2024 and 2025 was a loss of $0.1 million and $0.1 million, respectively.

Redeemable Convertible Preferred Stock Warrants

In May 2015, the Company issued warrants to purchase a total of 118,363 shares of Series B redeemable convertible preferred stock at an exercise price of $1.1828 per share in conjunction with other borrowings under the loan and security agreement with SVB discussed above. These warrants will be automatically exercised under the cashless exercise method upon the expiration date of each respective warrant or upon a cash or public acquisition. These warrants were concluded to be a liability accounted for at fair value, using the Black-Scholes pricing model, on the date of issuance with subsequent remeasurements recorded in earnings. The fair value of these warrants was recorded as warrant liabilities and debt discount upon issuance. The debt discount was fully amortized upon the debt being repaid in August 2017. The change in fair value for the three months ended March 31, 2024 and 2025 was a loss of $0.1 million and $0.1 million, respectively.

In May 2020, the Company issued warrants to purchase a total of 660,000 shares of Series D redeemable convertible preferred stock at an exercise price of $5.0365 per share in conjunction with a credit agreement with Perceptive Credit Holdings III, LP. These warrants will be automatically exercised under the cashless exercise method upon the expiration date of the warrant, upon completion of a Qualified Initial Public Offering, or upon an acquisition of the Company. These warrants were concluded to be a liability accounted for at fair value, using the Black-Scholes pricing model, on the date of issuance with subsequent remeasurements recorded in earnings. The fair value of these warrants was recorded as warrant liabilities and debt discount upon issuance. The debt discount was fully amortized upon the debt being repaid in June 2023. The change in fair value for the three months ended March 31, 2024 and 2025 was a loss of $0.2 million and $0.3 million, respectively.

9. Share-Based Compensation

A summary of share-based compensation expense recognized in the condensed consolidated statement of operations and comprehensive loss was as follows (in thousands):

	Three Months Ended March 31,
	2024	2025
Services cost of revenue	$52	$38
Research and development	332	495
Sales and marketing	732	730
General and administrative	1,753	1,581

Total share-based compensation expense	$2,869	$2,844

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

As of December 31, 2024 and March 31, 2025, there was approximately $17.3 million and $24.6 million, respectively, of total unrecognized compensation costs related to unvested stock options, which is expected to be recognized over the weighted-average period of 2.6 years and 3.0 years, respectively, using the straight-line method. During the three months ended March 31, 2025, the Company granted 4,658,489 stock options with a weighted-average exercise price of $3.24 per share and a weighted-average grant date fair value of $2.25 per share. Stock options granted generally vest with continuous service over a requisite service period.

Secondary Stock Transactions

During the three months ended March 31, 2024 and 2025, certain former employees sold 1.4 million and 0.5 million shares, respectively, of the Company’s common stock at a purchase price in excess of the then-current fair market value to existing investors of the Company. As a result, during the three months ended March 31, 2024 and 2025, the Company recorded a total of $1.0 million and $0.4 million, respectively, in share-based compensation expense for the excess of the purchase price paid by these investors over the fair value of shares sold.

10. Related Party

Commercial Arrangements with Cigna and its Affiliates

The Company’s customers, channel partners, and vendors include affiliates of The Cigna Group, which beneficially owns more than 5% of the Company’s outstanding capital stock through Cigna Ventures, LLC. The Company has entered into agreements with these affiliates that, among other things, provide for the provision of the Company’s programs to eligible individuals covered by these affiliates and, in certain cases, for the provision of services by such affiliates in connection with the administration of the Company’s programs. The Company also has agreements with these affiliates for the provision of certain benefits provided to the Company’s employees. Pursuant to these agreements, in addition to the amounts disclosed in the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss, and condensed consolidated statements of cash flows, affiliates of The Cigna Group made payments to the Company of $19.2 million and $31.0 million during the three months ended March 31, 2024 and 2025, respectively. Additionally, the Company made payments to affiliates of The Cigna Group of $3.6 million and $4.8 million during the three months ended March 31, 2024 and 2025, respectively.

11. Segment Reporting

The Company has one operating and reportable segment, which includes all virtual care program product offerings. The CODM manages the allocation of resources and assesses performance at the operating segment level.

The CODM reviews information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The CODM assesses performance and decides how to allocate resources based on components reported on the condensed consolidated statement of operations including consolidated net loss. The CODM uses net loss to evaluate the return on assets and to determine investment opportunities related to development of new virtual care service offerings, new technologies, and platform enhancements. The CODM also uses net loss to monitor budget versus actual results.

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company’s segment net loss and significant expenses for the three months ended March 31, 2024 and 2025, consisted of the following (in thousands):

	Three Months Ended March 31,
	2024	2025
Revenue	$35,095	$54,963
Cost of revenue(1)	17,747	23,063
Employee compensation(2)	27,847	28,720
Other segment items(3)	8,470	12,628

Consolidated net loss from operations	$(18,969)	$(9,448)

(1)	Depreciation and amortization included in cost of revenue was $1.0 million and $1.2 million for the three months ended March 31, 2024, and 2025, respectively.
(2)

Employee compensation is part of research and development, sales and marketing and general and administrative expenses and included salaries, share-based compensation expense, sales commissions, employee bonuses, benefits, and other employee-related expenses.

(3)	Other segment items included third-party consulting services and professional services, software and infrastructure, hosting, marketing and advertising, and other income and other expenses.

All of the Company’s long-lived assets were located in the United States (“U.S.”), and all revenue was earned in the U.S. for the three months ended March 31, 2024 and 2025.

12. Income Taxes

During the three months ended March 31, 2024 and 2025, the Company recorded no income tax benefits for the net operating losses incurred due to the uncertainty of realizing a benefit from those items. The Company continues to maintain a full valuation allowance against its net deferred tax assets. The effective tax rate was a 0% expense on pre-tax loss for the three months ended March 31, 2025 compared to a 0% expense on pre-tax loss for the three months ended March 31, 2024.

13. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to the Company’s common stockholders (in thousands, except per-share data):

	Three Months Ended March 31,
	2024	2025
Numerator:
Net loss attributable to common stockholders	$(18,969)	$(9,448)
Denominator:
Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	22,482	24,723

Net loss per share attributable to common stockholders, basic and diluted	$(0.84)	$(0.38)

OMADA HEALTH, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

As the Company was in a loss position for the three months ended March 31, 2024 and 2025, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per-share calculations because they would have been anti-dilutive were as follows (in thousands):

	Three Months Ended March 31,
	2024	2025
Redeemable convertible preferred stock	118,219	118,219
Common stock options outstanding	33,323	36,750
Redeemable convertible preferred stock warrants	778	778
Common stock warrants	130	130

Total	152,450	155,877

14. Subsequent Events

The Company has evaluated subsequent events for recognition and measurement purposes through May 9, 2025, which is the date the unaudited condensed consolidated financial statements were available to be issued.

As of December 31, 2024, the Company was in compliance with all covenants and no event of default had occurred. In April 2025, the Company obtained a temporary waiver to extend the requirement for audited financial statements for fiscal year 2024 to be provided no later than May 31, 2025.

omada "One of the most important things Ive learned from Omada was the power of making those small changes consistently over time. You dont even realize youre making big changes. Every day I just would do my walk. I would add a few steps each week. And you know, now Im doing 50 mile bike rides. So it does add up." - Barbara, Omada member Testimonial is based on the individuals real experience and results. We do not claim these are typical results that members will achieve. Results may vary. This testimonial was gathered as part of user research for ongoing product development. The member was compensated for time spent in providing the feedback, which was written by the member and not Omada.

Shares

omada

Common Stock

Preliminary Prospectus

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan

Barclays	Evercore ISI

Canaccord Genuity	NCMG	Needham & Company

    , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Omada Health, Inc. (the “registrant”) in connection with the sale of the common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, and the Nasdaq Global Market listing fee.

Amount to Be Paid
SEC registration fee		$15,310
FINRA filing fee		13,500
Nasdaq Global Market listing fee		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The registrant’s amended and restated certificate of incorporation provides for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of directors, for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director or officer derived an improper personal benefit; provided that officers may not be indemnified for actions by or in the right of the corporation. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of officers and directors of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2022, the registrant made sales of the following unregistered securities:

Equity Plan-Related Issuances

1.

Since January 1, 2022, the registrant granted to its directors, employees, consultants, and other service providers options to purchase an aggregate of 29,135,647 shares of its common stock under its 2011 Plan, at exercise prices ranging from $1.58 to $3.64 per share.

2.

Since January 1, 2022, the registrant issued and sold to its directors, employees, consultants, and other service providers an aggregate of 5,990,359 shares of its common stock upon the exercise of stock options under its 2011 Plan, at exercise prices ranging from $0.11 to $3.06 per share, for a weighted-average exercise price of $1.33.

Sales of Preferred Stock

3.

From January 2022 through March 2022, the registrant sold an aggregate of 2,434,278 shares of its Series E redeemable convertible preferred stock to four accredited investors at a purchase price of $5.9952 per share, for an aggregate purchase price of $14.6 million.

Warrants

4.

In September 2023, the registrant issued an aggregate of 89,503 shares of Series A redeemable convertible preferred stock to one accredited investor upon the net exercise of warrants at a purchase price of $0.5342 per share.

No underwriters were involved in these transactions. The offers, sales, and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees, or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales, and issuances of the securities described in paragraphs (3) and (4) were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about us.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
1.1	Form of Underwriting Agreement.				X

3.1(a)	Restated Certificate of Incorporation, currently in effect.				X

3.1(b)	Certificate of Amendment to the Restated Certificate of Incorporation, dated June 13, 2023.				X

3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.				X

3.3	Bylaws, currently in effect.				X

3.4	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.				X

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2	Form of Common Stock Certificate.				X

4.3	Amended and Restated Investors’ Rights Agreement, dated December 22, 2021, by and among Omada Health, Inc. and the investors listed therein.				X

4.4	Warrant to Purchase Series B Preferred Stock, dated May 20, 2015, issued to Silicon Valley Bank.				X

4.5	Warrant to Purchase Common Stock, dated August 29, 2017, issued to Silicon Valley Bank.				X

4.6	Warrant to Purchase Series D Preferred Stock, dated May 18, 2020, issued to Perceptive Credit Holdings III, LP.				X

5.1*	Opinion of Latham & Watkins LLP.

10.1(a)^	Credit, Security, and Guaranty Agreement, dated as of June 2, 2023, by and among Omada Health, Inc., Physera, Inc., MidCap Funding IV Trust, as administrative agent, MidCap Financial Trust, as term loan servicer, and the lenders, additional borrowers, and guarantors from time to time party thereto.				X

10.1(b)	Amendment No. 1 to Credit, Security, and Guaranty Agreement, dated as of March 7, 2025, by and among Omada Health, Inc., Physera, Inc., MidCap Funding IV Trust, as administrative agent, MidCap Financial Trust, as term loan servicer, and the lenders, additional borrowers, and guarantors from time to time party thereto.				X

10.2(a)^	500 Sansome Lease, dated April 30, 2014, by and between Omada Health, Inc. and 500 Sansome Street Investors, LLC.				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.2(b)^	First Amendment to Office Lease, dated March 10, 2016, by and between Omada Health, Inc. and 500 Sansome Street Investors, LLC.				X

10.2(c)^	Second Amendment to Office Lease, dated July 19, 2019, by and between Omada Health, Inc. and 500 Sansome Street Investors, LLC.				X

10.2(d)^	Third Amendment to Office Lease, dated November 7, 2019, by and between Omada Health, Inc. and 500 Sansome Street Investors, LLC.				X

10.2(e)^	Fourth Amendment to Office Lease, dated January 5, 2022, by and between Omada Health, Inc. and 500 Sansome Street Investors, LLC.				X

10.3(a)†^	Services Agreement, dated as of February 1, 2018, by and between Omada Health, Inc. and Cigna Health and Life Insurance Company.				X

10.3(b)†	Amendment No. 1 to Services Agreement, dated as of February 1, 2018, by and between Omada Health, Inc. and Cigna Health and Life Insurance Company.				X

10.4(a)†^	Master Services Agreement, dated January 1, 2020, by and between Express Scripts Holding Company, Inc. and Omada Health, Inc.				X

10.4(b)†	Amendment No. 1 to Master Services Agreement, dated as of July 22, 2021, by and between Evernorth Health, Inc., f/k/a Express Scripts Health and Welfare Plan and Express Scripts Holding Company, Inc. (f/k/a ESHC), and Omada Health, Inc.				X

10.4(c)†	Amendment No. 2 to Master Services Agreement, dated as of February 14, 2023, by and between Evernorth Health, Inc., f/k/a Express Scripts Holding Company, Inc., and Omada Health, Inc.				X

10.5(a)†^	Administrative Services Agreement, dated as of January 1, 2020, by and between Omada Health, Inc. and Cigna Health and Life Insurance Company.				X

10.5(b)†	Amendment No. 1 to Administrative Services Agreement, dated as of April 6, 2021, by and between Omada Health, Inc. and Cigna Health and Life Insurance Company.				X

10.5(c)†	Amendment No. 2 to Administrative Service Agreement, dated as of March 7, 2022, by and between Omada Health, Inc. and Cigna Health and Life Insurance Company.				X

10.6†^	Administrative Services Agreement, dated as of December 13, 2022, by and between Omada Health, Inc. and Allegiance Benefit Plan Management, Inc.				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.7(a)†^	Ancillary Services Agreement, dated as of May 31, 2018, by and between Omada Health, Inc. and Cigna Health Corporation.				X

10.7(b)†	Amendment No. 1 to Ancillary Services Agreement, dated as of January 1, 2019, by and between Omada Health, Inc. and Cigna Health Corporation.				X

10.7(c)†	Amendment No. 2 to Ancillary Services Agreement, dated as of January 16, 2019, by and between Omada Health, Inc. and Cigna Health Corporation.				X

10.7(d)†	Amendment No. 3 to Ancillary Services Agreement, dated as of January 1, 2020, by and between Omada Health, Inc., and Cigna Health Corporation.				X

10.8(a)#	2011 Stock Plan.				X

10.8(b)#	Form Agreements under 2011 Stock Plan.				X

10.9(a)#	2025 Incentive Award Plan.				X

10.9(b)#	Form Agreements under 2025 Incentive Award Plan.				X

10.10#	2025 Employee Stock Purchase Plan.				X

10.11#	Non-Employee Director Compensation Program.				X

10.12#	Form of Indemnification Agreement for Directors and Officers.				X

10.13#	Offer Letter, by and between Omada Health, Inc. and Steve Cook.				X

10.14#	Offer Letter, by and between Omada Health, Inc. and Wei-Li Shao.				X

10.15#	Form of Change in Control and Severance Agreement for Officers.				X

16.1	Letter of PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission.				X

21.1	List of subsidiaries.				X

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.				X

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (reference is made to the signature page to the Registration Statement).				X

107.1	Filing Fee Table.				X

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†

Portions of the exhibit, marked by brackets, have been omitted in accordance with Item 601(b)(10) of Regulation S-K because the omitted information (i) is not material and (ii) is the type of information that Omada Health, Inc. treats as private or confidential.

^

Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. Omada Health, Inc. undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the 9th day of May, 2025.

OMADA HEALTH, INC.

By:	/s/ Sean Duffy
Sean Duffy
Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sean Duffy and Steve Cook, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Duffy Sean Duffy	Chief Executive Officer and Director (Principal Executive Officer)	May 9, 2025

/s/ Steve Cook Steve Cook	Chief Financial Officer (Principal Financial Officer)	May 9, 2025

/s/ Craig Gracey Craig Gracey	Chief Accounting Officer (Principal Accounting Officer)	May 9, 2025

/s/ Jeryl Hilleman Jeryl Hilleman	Chairperson of the Board of Directors	May 9, 2025

/s/ Anne Beal, M.D., M.P.H. Anne Beal, M.D., M.P.H.	Director	May 9, 2025

/s/ Trevor Fetter Trevor Fetter	Director	May 9, 2025

/s/ Sachin Jain, M.D. Sachin Jain, M.D.	Director	May 9, 2025

SIGNATURE	TITLE	DATE

/s/ Julie Klapstein Julie Klapstein	Director	May 9, 2025

/s/ Jonathan Root, M.D. Jonathan Root, M.D.	Director	May 9, 2025

/s/ Adam Stavisky Adam Stavisky	Director	May 9, 2025